As filed with the Securities and Exchange Commission on July 20, 2006.
Registration No. 333 -___________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

First Bancorp of Indiana, Inc.
(Exact name of registrant as specified in its charter)

Indiana (State or other jurisdiction of incorporation or organization)	6035 (Primary Standard Industrial Classification Code Number)	35-2061832 (I.R.S. Employer Identification Number)
5001 Davis Lant Drive Evansville , Indiana 47715 (812) 421-4100 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael H. Head
President and Chief Executive Officer
5001 Davis Lant Drive
Evansville, Indiana 47715
(812) 421-4100
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Aaron M. Kaslow Muldoon Murphy & Aguggia LLP 5101 Wisconsin Avenue, N.W. Washington, D.C. 20016 (202) 686-4971 Facsimile: (202) 966-9409	John W. Tanselle Krieg DeVault LLP One Indiana Square Suite 2800 Indianapolis, IN 46204

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and the conditions to the consummation of the merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)

Common Stock, $.01 par value	310,000	Not Applicable	$5,146,874	$551

(1)
Represents the estimated maximum number of shares of common stock issuable by First Bancorp of Indiana, Inc. upon the consummation of the merger with Home Building Bancorp, Inc. and computed based on the estimated maximum number of shares that may be exchanged for the securities being registered. Pursuant to Rule 416, this Registration Statement also covers an indeterminate number of shares of common stock as may become issuable as a result of stock splits, stock dividends or similar transactions.

(2)
Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on the average of the high and low prices of Home Building Bancorp, Inc. common stock on July 11, 2006 ($41.90) and the estimated maximum number of shares of Home Building Bancorp, Inc. common stock to be received by First Bancorp of Indiana, Inc. in the merger, which was reduced by the amount of cash expected to be paid by First Bancorp of Indiana, Inc. in the merger.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Home Building Bancorp, Inc. Proxy Statement	First Bancorp of Indiana, Inc. Prospectus

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

Dear Shareholder of Home Building Bancorp, Inc.:

Your board of directors has agreed on a transaction that will result in the merger of Home Building Bancorp, Inc. with First Bancorp of Indiana, Inc. You are being asked to approve the merger through the approval of the merger agreement at a special meeting of shareholders to be held on [________], 2006.

If the merger agreement is approved at the special meeting, Home Building Bancorp will be merged into First Bancorp, with First Bancorp as the surviving entity. In connection with the merger, each share of Home Building Bancorp common stock will be converted into the right to receive either $43.50 in cash or shares of First Bancorp common stock (plus cash in lieu of any fractional share). The exchange ratio for converting shares of Home Building Bancorp to shares of First Bancorp will be based on the average closing price of First Bancorp stock over a 10-day measurement period prior to the closing of the transaction. If the average closing price during the measurement period is $18.90 or less, the exchange ratio will be 2.3016; if the average price is greater than $18.90 and less than $23.10, the exchange ratio will be equal to $43.50 divided by the average price; and if the average price is $23.10 or more, the exchange ratio will be 1.8831.

You will be able to elect to receive cash, First Bancorp common stock or a combination of cash and First Bancorp common stock for your shares of Home Building Bancorp common stock. Regardless of your choice, however, elections will be limited by the requirement that 50% of the shares of Home Building Bancorp common stock be exchanged for First Bancorp common stock. Therefore, all allocations of cash and First Bancorp common stock that you will receive will depend on the elections of other Home Building Bancorp shareholders. The federal income tax consequences of the merger to you will depend on whether you receive cash, stock or a combination of cash and stock in exchange for your shares of Home Building Bancorp common stock. The common stock of First Bancorp is listed on The NASDAQ Global Market under the symbol FBEI. The closing price of First Bancorp common stock on [________], 2006, was $[_____].

After careful consideration, the board of directors of Home Building Bancorp has unanimously determined that the merger is in the best interests of shareholders and recommends that Home Building Bancorp shareholders vote “FOR” the proposal to approve the merger agreement. The board of directors of Home Building Bancorp strongly supports this strategic combination between First Bancorp and Home Building Bancorp and appreciates your prompt attention to this very important matter.

This proxy statement/prospectus contains information that you should consider in evaluating the merger agreement and the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page __ for a discussion of certain risk factors relating to the merger agreement and the merger.

We cannot complete the merger unless Home Building Bancorp’s shareholders approve the merger agreement and we obtain all applicable regulatory approvals. Whether or not you plan to attend the special meeting of shareholders of Home Building Bancorp, please complete and return the enclosed proxy card. Your vote is important. If you do not return your proxy card, the effect will be a vote against the proposed merger.

John B. Graham
President and Chief Executive Officer
Home Building Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or completeness of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated [________], 2006 and is first being mailed to Home Building Bancorp shareholders on or about [______], 2006.

HOME BUILDING BANCORP, INC.
200 East Van Trees Street
Washington, Indiana 47501

Notice of Special Meeting of Shareholders
to be held [________], 2006

A special meeting of shareholders of Home Building Bancorp, Inc. will be held at [____] p.m., local time, on [________], 2006 at 200 East Van Trees Street, Washington, Indiana. Any adjournments or postponements of the special meeting will be held at the same location.

At the special meeting, you will be asked to:

1.
Consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of April 25, 2006, by and between First Bancorp of Indiana, Inc. and Home Building Bancorp, Inc. A copy of the merger agreement is included as Annex A to the accompanying proxy statement/prospectus;

2.
Consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

3.	Transact such other business as may be properly presented at the special meeting and any adjournments or postponements of the special meeting.

The enclosed proxy statement/prospectus describes the merger agreement and the proposed merger in detail. We urge you to read these materials carefully. The enclosed proxy statement/prospectus forms a part of this notice.

The board of directors of Home Building Bancorp unanimously recommends that Home Building Bancorp shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to vote in favor of the merger agreement.

The board of directors of Home Building Bancorp has fixed the close of business on [______], 2006 as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

Your vote is very important. Your proxy is being solicited by the Home Building Bancorp board of directors. The proposal to approve the merger agreement must be approved by the affirmative vote of holders of a majority of the outstanding shares of Home Building Bancorp common stock entitled to vote in order for the proposed merger to be consummated. Whether or not you plan to attend the special meeting in person, we urge you to complete and mail the enclosed proxy card, in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy vote will not be used.

Under Indiana law, if the merger is completed, Home Building Bancorp shareholders of record who do not vote to approve the merger agreement and otherwise comply with the applicable provisions of Indiana law pertaining to dissenters’ rights will be entitled to exercise dissenters’ rights and obtain payment in cash of the fair value of their shares of Home Building Bancorp common stock by following the procedures set forth in detail in the enclosed proxy statement/prospectus. A copy of the section of the Indiana Business Corporation Law pertaining to dissenters’ rights is included as Annex C to the accompanying proxy statement/prospectus.

By Order of the Board of Directors Debra K. Shields Secretary
Washington, Indiana [______], 2006

TABLE OF CONTENTS
Page

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING	1
SUMMARY	4
The Companies	4
Special Meeting of Shareholders; Required Vote	4
The Merger and the Merger Agreement	5
What Home Building Bancorp Shareholders Will Receive in the Merger	5
Comparative Market Prices	5
Recommendation of Home Building Bancorp Board of Directors	5
Home Building Bancorp’s Financial Advisor Believes the Merger Consideration is Fair to Shareholders	6
Regulatory Approvals	6
Conditions to the Merger	6
Termination	6
Termination Fee	7
Interests of Officers and Directors in the Merger that are Different From Yours	7
Accounting Treatment of the Merger	7
Certain Differences in Shareholder Rights	7
Dissenters’ Rights	7
Tax Consequences of the Merger	7
RICK FACTORS	9
CAUTION ABOUT FORWARD-LOOKING STATEMENTS	11
SELECTED HISTORICAL FINANCIAL INFORMATION	12
Selected Historical Financial Data of First Bancorp	13
Selected Historical Financial Data of Home Building Bancorp	14
SUMMARY SELECTED PRO FORMA COMBINED DATA	15
COMPARATIVE PER SHARE DATA	16
MARKET PRICE AND DIVIDEND INFORMATION	17
SPECIAL MEETING OF HOME BUILDING BANCORP SHAREHOLDERS	18
Date, Place, Time and Purpose	18
Who Can Vote at the Meeting	18
Quorum; Vote Required	18
Shares Held by Home Building Bancorp Officers and Directors and by First Bancorp	18
Voting and Revocability of Proxies	19
Solicitation of Proxies	19
RIGHTS OF DISSENTING SHAREHOLDERS	20
DESCRIPTION OF THE MERGER	22
General	22
Background of the Merger	22
Home Building Bancorp’s Reasons for the Merger and Recommendation of the Board of Directors	23
Opinion of Home Building Bancorp’s Financial Advisor	24
First Bancorp’s Reasons for the Merger	27
Consideration to be Received in the Merger	27
Cash or Stock Election	29
Election Procedures; Surrender of Stock Certificates	30
Accounting Treatment	31
Tax Consequences of the Merger	31
Regulatory Matters Relating to the Merger	34
Interests of Certain Persons in the Merger	35
Employee Matters	35
Operations of Home Building Savings after the Merger	36
Restrictions on Resale of Shares of First Bancorp Common Stock	36

Time of Completion	36
Conditions to Completing the Merger	36
Conduct of Business Before the Merger	37
Covenants of Home Building Bancorp and First Bancorp in the Merger Agreement	40
Representations and Warranties Made by First Bancorp and Home Building Bancorp in the Merger Agreement	42
Terminating the Merger Agreement	42
Termination Fee	43
Expenses	43
Changing the Terms of the Merger Agreement	43
PRO FORMA FINANCIAL INFORMATION	44
DESCRIPTION OF FIRST BANCORP CAPITAL STOCK	52
General	52
Common Stock	52
Preferred Stock	52
Restrictions on Acquisition	53
Transfer Agent and Registrar	53
COMPARISON OF RIGHTS OF SHAREHOLDERS	54
MANAGEMENT AND OPERATIONS AFTER THE MERGER	57
Board of Directors	57
Executive Officers Who are not Directors	57
Executive Compensation	59
Transactions with Management	61
INFORMATION ABOUT FIRST BANCORP	62
Business	62
Regulation	78
Properties	83
Legal Proceedings	83
Management’s Discussion and Analysis of Results of Operations	83
Stock Ownership	99
INFORMATION ABOUT HOME BUILDING BANCORP	100
General	100
Management’s Discussion and Analysis of Results of Operations	100
Stock Ownership	110
ADJOURNMENT OF THE SPECIAL MEETING	111
LEGAL MATTERS	111
EXPERTS	111
SHAREHOLDER PROPOSALS	111
WHERE YOU CAN FIND MORE INFORMATION	111
INDEX TO FINANCIAL STATEMENTS	113

Annex A	Agreement and Plan of Merger
Annex B	Fairness Opinion of Renninger & Associates, LLC
Annex C	Section 23-1-44 of the Indiana Business Corporation Law (Dissenters’ rights)

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	What am I being asked to vote on? What is the proposed transaction?

A:
You are being asked to vote on the approval of a merger agreement that provides for the acquisition of Home Building Bancorp by First Bancorp. The Home Building Bancorp board of directors has determined that the proposed merger is in the best interests of Home Building Bancorp shareholders, has unanimously approved the merger agreement and recommends that Home Building Bancorp shareholders vote “FOR” the approval of the merger agreement.

Q:	What will I be entitled to receive in the merger?

A:
Under the merger agreement, at your election, each share of Home Building Bancorp common stock you own will be exchanged for either shares of First Bancorp common stock or $43.50 in cash. You may elect either of these options and, if you desire, you may elect to exchange some of your Home Building Bancorp shares for cash and some of your Home Building Bancorp shares for First Bancorp shares. The exchange ratio for converting shares of Home Building Bancorp to shares of First Bancorp will be based on the average closing price of First Bancorp stock over a 10-day measurement period prior to the closing of the transaction. If the average closing price during the measurement period is $18.90 or less, the exchange ratio will be 2.3016; if the average price is greater than $18.90 and less than $23.10, the exchange ratio will be equal to $43.50 divided by the average price; and if the average price is $23.10 or more, the exchange ratio will be 1.8831.

Elections will be limited by, among other things, a requirement that 50% of the total number of outstanding shares of Home Building Bancorp common stock be exchanged for First Bancorp common stock. Therefore, the form of consideration you receive will depend in part on the elections of other Home Building Bancorp shareholders.

First Bancorp will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of First Bancorp common stock that you would otherwise be entitled to receive. See “Description of the Merger—Consideration to be Received in the Merger” on page ___ and “Description of First Bancorp Capital Stock” on page ___.

Q:	What will my dividends be after the merger?

A:
First Bancorp currently pays a semi-annual dividend of $.30 per share. Although First Bancorp has paid semi-annual dividends on its common stock without interruption since January 2000, there is no guarantee that First Bancorp will continue to pay dividends on its common stock. All dividends on First Bancorp common stock are declared at the discretion of the First Bancorp board of directors.

Q:	How do I elect to receive cash, stock or a combination of both for my Home Building Bancorp stock?

A:
A form for making an election will be sent to you separately on or about the date this proxy statement/prospectus is mailed. For your election to be effective, your properly completed election form, along with your Home Building Bancorp stock certificates or an appropriate guarantee of delivery, must be sent to and received by Registrar and Transfer Company, the exchange agent, on or before 5:00 p.m., Eastern time, on [______], 2006. Do not send your election form together with your proxy card. Instead, use the separate envelope specifically provided for the election form and your stock certificates. If you do not make a timely election you will be allocated First Bancorp common stock and/or cash depending on the elections made by other shareholders.

Q:	How do I exchange my stock certificates?

A:
If you make an election, you must return your Home Building Bancorp stock certificates or an appropriate guarantee of delivery with your election form. Shortly after the merger, First Bancorp’s transfer agent will allocate cash and First Bancorp common stock among Home Building Bancorp shareholders, consistent with their elections and the allocation and proration procedures in the merger agreement. If you do not submit an election form, First Bancorp’s transfer agent will send you instructions on how and where to surrender your Home Building Bancorp stock certificates after the merger is completed. Please do not send your Home Building Bancorp stock certificates with your proxy card.

Q:	What are the tax consequences of the merger to me?

A:
The tax consequence of the merger to you will depend on whether you receive only cash, only First Bancorp common stock, or a combination of cash and First Bancorp common stock in exchange for your shares of Home Building Bancorp common stock. If you exchange your shares solely for First Bancorp common stock, you should not recognize gain or loss except with respect to the cash you receive instead of any fractional share of First Bancorp common stock. If you exchange your shares solely for cash, you should recognize gain or loss on the exchange. If you exchange your shares for a combination of First Bancorp common stock and cash, you recognize capital gain, but not any loss, on the exchange. Because the allocations of cash and First Bancorp common stock that you receive will depend on the elections of other Home Building Bancorp shareholders, you will not know the actual tax consequences of the merger to you until the allocations are completed.

Q:	Am I entitled to dissenters’ rights?

A:
Yes. Indiana law provides you with dissenters’ rights in the merger. This means that you are legally entitled to receive payment in cash of the fair value of your shares, excluding any appreciation in value that results from the merger. To maintain your dissenters’ rights you must (i) deliver written notice of your intent to demand payment for your shares to Home Building Bancorp before the special meeting of Home Building Bancorp shareholders or at the special meeting but before the vote is taken and (ii) not vote in favor of the merger. Notices should be addressed to Home Building Bancorp’s Secretary and sent to 200 East Van Trees Street, Washington, Indiana 47501. Your failure to follow exactly the procedures specified under Indiana law will result in the loss of your dissenters’ rights. A copy of the section of the Indiana Business Corporation Law pertaining to dissenters’ rights is provided as Annex C to this document. See “Rights of Dissenting Shareholders” on page ___.

Q:	Why do Home Building Bancorp and First Bancorp want to merge?

A:
Home Building Bancorp believes that the proposed merger will provide Home Building Bancorp shareholders with substantial benefits, and First Bancorp believes that the merger will further its strategic growth plans. As a larger company, First Bancorp can provide the capital and resources that Home Building Bancorp needs to compete more effectively and to offer a broader array of products and services to better serve its banking customers. To review the reasons for the merger in more detail, see “Description of the Merger—First Bancorp’s Reasons for the Merger” on page ___ and “Description of the Merger—Home Building Bancorp’s Reasons for the Merger and Recommendation of the Board of Directors” on page ___.

Q:	What vote is required to approve the merger agreement?

A:
Holders of a majority of the outstanding shares of Home Building Bancorp common stock entitled to vote must vote in favor of the proposal to approve the merger agreement. First Bancorp shareholders will not be voting on the merger agreement.

Q:	When and where is the Home Building Bancorp special meeting?

A:	The special meeting of Home Building Bancorp shareholders is scheduled to take place at 200 East Van Trees Street, Washington, Indiana at [____] p.m., local time, on [________], 2006.

Q:	Who is entitled to vote at the Home Building Bancorp special meeting?

A:
Holders of shares of Home Building Bancorp common stock at the close of business on [______], 2006, which is the record date, are entitled to vote on the proposal to adopt the merger agreement. As of the record date, 255,428 shares of Home Building Bancorp common stock were outstanding and entitled to vote.

Q:	If I plan to attend the Home Building Bancorp special meeting in person, should I still return my proxy?

A:
Yes. Whether or not you plan to attend the Home Building Bancorp special meeting, you should complete and return the enclosed proxy card. The failure of a Home Building Bancorp shareholder to vote in person or by proxy will have the same effect as a vote “AGAINST” the merger agreement.

Q:	What do I need to do now to vote my shares of Home Building Bancorp common stock?

A:
After you have carefully read and considered the information contained in this proxy statement/prospectus, please complete, sign, date and mail your proxy card in the enclosed return envelope as soon as possible. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting. If you do not return a properly executed proxy card and do not vote at the special meeting, this will have the same effect as a vote against the merger agreement. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted in favor of adoption of the merger agreement. You may change your vote or revoke your proxy prior to the special meeting by filing with the Secretary of Home Building Bancorp a duly executed revocation of proxy, submitting a new proxy card with a later date, or voting in person at the special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:
No. Your broker will not be able to vote your shares of Home Building Bancorp common stock on the proposal to adopt the merger agreement unless you provide instructions on how to vote. Please instruct you broker how to vote your shares, following the directions that your broker provides. If you do not provide instructions to your broker on the proposal to approve the merger agreement, your shares will not be voted, and this will have the effect of voting against the merger agreement. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	When is the merger expected to be completed?

A:
We will try to complete the merger as soon as possible. Before that happens, the merger agreement must be approved by Home Building Bancorp’s shareholders and we must obtain the necessary regulatory approvals. Assuming holders of at least a majority of the outstanding shares of Home Building Bancorp common stock vote in favor of the merger agreement and we obtain the other necessary approvals, we expect to complete the merger late in the third calendar quarter of 2006 or early in the fourth quarter.

Q:	Is completion of the merger subject to any conditions besides shareholder approval?

A:
Yes. The transaction must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied. To review the conditions of the merger in more detail, see “Description of the Merger—Conditions to Completing the Merger” on page ___.

Q:	Who can answer my other questions?

A:
If you have more questions about the merger, or how to submit your proxy, please contact John B. Graham, President and Chief Executive Officer of Home Building Bancorp, at (812) 254-2641 or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, you should contact Home Building Bancorp’s Corporate Secretary, Debra K. Shields at (812) 254-2641.

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the documents attached to this proxy statement/prospectus.

The Companies

First Bancorp of Indiana, Inc.
5001 Davis Lant Drive
Evansville, Indiana 47715
(812) 421-4100

First Bancorp of Indiana, Inc., an Indiana corporation, is a savings and loan holding company headquartered in Evansville, Indiana. First Bancorp’s common stock is listed on The NASDAQ Global Market under the symbol “FBEI.” First Bancorp conducts its operations primarily through First Federal Savings Bank, a federally chartered savings bank. First Federal provides an array of financial products and services for businesses and retail customers through its eight full-service offices in the Evansville metropolitan area. First Federal is primarily engaged in attracting deposits from individuals and businesses in its market area and using these deposits, together with borrowed funds, to originate a variety of consumer and commercial loans. At March 31, 2006, First Bancorp had total assets of $288.9 million, total deposits of $183.6 million and total shareholder’s equity of $28.6 million.

Home Building Bancorp, Inc.
200 East Van Trees Street
Washington, Indiana 47501
(812) 254-2641

Home Building Bancorp, Inc., an Indiana corporation, is a savings and loan holding company headquartered in Washington, Indiana. Its primary business is operating its subsidiary, Home Building Savings Bank, FSB, which has one office in Washington, Indiana and one office in Petersburg, Indiana. Its business consists primarily of attracting retail deposits from the general public and using those funds to originate residential real estate loans, and to a lesser extent, commercial and consumer loans. As of March 31, 2006, Home Building Bancorp had total assets of $59.8 million, total deposits of $44.8 million and total shareholder’s equity of $6.9 million.

Special Meeting of Shareholders; Required Vote (page __)

A special meeting of Home Building Bancorp shareholders is scheduled to be held at 200 East Van Trees Street, Washington, Indiana at [____] p.m., local time, on [________], 2006. At the special meeting, you will be asked to vote on a proposal to approve the merger agreement between First Bancorp and Home Building Bancorp. You also will be asked to vote on a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the merger agreement.

Only Home Building Bancorp shareholders of record as of the close of business on [______], 2006 are entitled to notice of, and to vote at, the Home Building Bancorp special meeting and any adjournments or postponements of the meeting.

Approval of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Home Building Bancorp common stock entitled to vote. As of the record date, there were 255,428 shares of Home Building Bancorp common stock outstanding. The directors and executive officers of Home Building Bancorp (and their affiliates), as a group, beneficially owned 100,561 shares of Home Building Bancorp common stock, representing 41.1% of the outstanding shares of Home Building Bancorp common stock as of the record date. The directors of Home Building Bancorp, who collectively own 68,616 shares of Home Building Bancorp common stock (26.9% of the outstanding shares of Home Building Bancorp as of the record date) have agreed to vote their shares in favor of the merger at the special meeting. This amount does not include shares that may be acquired upon the exercise of stock options. No approval of the merger or merger agreement by First Bancorp shareholders is required.

The Merger and the Merger Agreement (page ___)

First Bancorp’s acquisition of Home Building Bancorp is governed by a merger agreement. The merger agreement provides that, if all of the conditions are satisfied or waived, Home Building Bancorp will be merged with and into First Bancorp, with First Bancorp as the surviving entity. We encourage you to read the merger agreement, which is included as Annex A to this proxy statement/prospectus.

What Home Building Bancorp Shareholders Will Receive in the Merger (page __)

Under the merger agreement, at your election, each share of Home Building Bancorp common stock you own will be exchanged for either shares of First Bancorp common stock or $43.50 in cash. The exchange ratio for converting shares of Home Building Bancorp to shares of First Bancorp will be based on the average closing price of First Bancorp stock over the ten consecutive trading days ending on the date that is ten days prior to the closing of the transaction. If the average closing price during the measurement period is $18.90 or less, the exchange ratio will be 2.3016; if the average price is greater than $18.90 and less than $23.10, the exchange ratio will be equal to $43.50 divided by the average price; and if the average price is $23.10 or more, the exchange ratio will be 1.8831.

Comparative Market Prices

The following table shows the closing price per share of First Bancorp common stock and the equivalent price per share of Home Building Bancorp common stock, giving effect to the merger, on April 24, 2006, which is the last day on which shares of First Bancorp common stock traded preceding the public announcement of the proposed merger, and on [__________], 2006, the most recent practicable date prior to the mailing of this proxy statement/prospectus. The equivalent price per share of Home Building Bancorp common stock was computed by multiplying the price of a share of First Bancorp common stock by the exchange ratio that would be used if the average closing price of First Bancorp common stock during the measurement period used to calculate the exchange ratio were equal to the closing price of First Bancorp common stock on the date indicated. See “Description of the Merger—Consideration to be Received in the Merger” on page ___.

	First Bancorp Common Stock	Equivalent Price Per Share of Home Building Bancorp Common Stock

April 24, 2006	$20.99	$43.50
[_______], 2006

Recommendation of Home Building Bancorp Board of Directors (page __)

The Home Building Bancorp board of directors has unanimously approved the merger agreement and the proposed merger. The Home Building Bancorp board believes that the merger agreement, including the merger contemplated by the merger agreement, is fair to, and in the best interests of, Home Building Bancorp and its shareholders, and therefore unanimously recommends that Home Building Bancorp shareholders vote “FOR” the proposal to approve the merger agreement. In its reaching this decision, Home Building Bancorp’s board of directors considered many factors, which are described in the section captioned “Description of the Merger—Home Building Bancorp’s Reasons for the Merger and Recommendation of the Board of Directors” beginning on page __.

Home Building Bancorp’s Financial Advisor Believes the Merger Consideration is Fair to Shareholders (page __)

In deciding to approve the merger, Home Building Bancorp’s board of directors considered the opinion of Renninger & Associates, LLC. Renninger & Associates, which served as financial advisor to Home Building Bancorp’s board of directors, delivered its opinion dated April 25, 2006, that the merger consideration is fair to the holders of Home Building Bancorp common stock from a financial point of view. A copy of this opinion is included as Annex B to the proxy statement/prospectus. You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review conducted by Renninger & Associates. Home Building Bancorp has agreed to pay Renninger & Associates fees totaling approximately $168,000 for its services in connection with the merger.

Regulatory Approvals (page __)

Under the terms of the merger agreement, the merger cannot be completed unless it is first approved by the Office of Thrift Supervision (“OTS”). First Bancorp filed the required applications with the OTS on July 10, 2006. As of the date of this document, First Bancorp has not received the approval of the OTS. While First Bancorp does not know of any reason why it would not be able to obtain this approval in a timely manner, First Bancorp cannot be certain when or if it will receive OTS approval.

Conditions to the Merger (page __)

The completion of the merger is subject to the fulfillment of a number of conditions, including:

●	approval of the merger agreement at the special meeting by at least a majority of the outstanding shares of Home Building Bancorp common stock entitled to vote;

●	approval of the transaction by the appropriate regulatory authorities;

●
receipt by each party of opinions from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

●	the continued accuracy of representations and warranties made on the date of the merger agreement.

Termination (page __)

The merger agreement may be terminated by mutual consent of First Bancorp and Home Building Bancorp at any time prior to the completion of the merger. Additionally, subject to conditions and circumstances described in the merger agreement, either First Bancorp or Home Building Bancorp may terminate the merger agreement if, among other things, any of the following occur:

●	the merger has not been consummated by December 31, 2006;

●	Home Building Bancorp shareholders do not approve the merger agreement at the Home Building Bancorp special meeting;

●	a required regulatory approval is denied or a governmental authority blocks the merger; or

●
there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement, which cannot be cured, or has not been cured within 30 days after the giving of written notice to such party of such breach.

First Bancorp may also terminate the merger agreement if Home Building Bancorp materially breaches its agreements regarding the solicitation of other acquisition proposals and the submission of the merger agreement to shareholders or if the board of directors of Home Building Bancorp does not recommend approval of the merger in the proxy statement/prospectus or withdraws or revises its recommendation in a manner adverse to First Bancorp.

Home Building Bancorp may also terminate the merger agreement if the average closing price of First Bancorp common stock during the measurement period for determining the exchange ratio is less than $16.80 and First Bancorp common stock underperforms the America’s Community Bankers NASDAQ Index between the date of the merger agreement and the measurement period by 20%, unless First Bancorp agrees to increase the exchange ratio pursuant to a formula specified in the merger agreement.

Termination Fee (page __)

Under certain circumstances described in the merger agreement, First Bancorp may demand from Home Building Bancorp a $500,000 termination fee in connection with the termination of the merger agreement.

Interests of Officers and Directors in the Merger that are Different from Yours (page __)

You should be aware that some of Home Building Bancorp’s directors and officers may have interests in the merger that are different from, or in addition to, the interests of Home Building Bancorp’s shareholders generally. These include: employment agreements that officers of Home Building Savings Bank will enter into upon completion of the merger; the cancellation of stock options in exchange for a cash payment equal to $43.50 minus the exercise price for each option; provisions in the merger agreement relating to indemnification of directors and officers and insurance for directors and officers of Home Building Bancorp for events occurring before the merger; the appointment of one director of Home Building Bancorp to the board of directors of First Bancorp and First Federal; and the establishment of an advisory board consisting of the current directors of Home Building Bancorp. Home Building Bancorp’s board of directors was aware of these interests and took them into account in approving the merger. See “Description of the Merger—Interests of Certain Persons in the Merger” on page ___.

Accounting Treatment of the Merger (page __)

The merger will be accounted for as a purchase transaction in accordance with U.S. generally accepted accounting principles.

Certain Differences in Shareholder Rights (page __)

When the merger is completed, Home Building Bancorp shareholders who are to receive shares of First Bancorp will become First Bancorp shareholders and their rights will be governed by Indiana law and by First Bancorp’s articles of incorporation and bylaws. See “Comparison of Rights of Shareholders” beginning on page ___ for a summary of the material differences between the respective rights of Home Building Bancorp and First Bancorp shareholders.

Dissenters’ Rights (page __)

Home Building Bancorp shareholders may dissent from the merger and, upon complying with the requirements of Indiana law, receive cash in the amount of the fair value of their shares instead of shares of First Bancorp common stock and/or the cash consideration specified in the merger agreement. A copy of the section of the Indiana Business Corporation Law pertaining to dissenters’ rights is attached as Annex C to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

Tax Consequences of the Merger (page __)

The federal tax consequences of the merger to shareholders of Home Building Bancorp will depend primarily on whether they exchange their Home Building Bancorp common stock solely for First Bancorp common stock, solely for cash or for a combination of First Bancorp common stock and cash. Home Building Bancorp shareholders who exchange their shares solely for First Bancorp common stock should not recognize gain or loss except with respect to the cash they receive instead of a fractional share. Home Building Bancorp shareholders who exchange their shares solely for cash should recognize gain or loss on the exchange. Home Building Bancorp shareholders who exchange their shares for a combination of First Bancorp common stock and cash should recognize capital gain, but not any loss, on the exchange. The actual federal income tax consequences to Home Building Bancorp shareholders of electing to receive cash, First Bancorp common stock or a combination of cash and stock will not be ascertainable at the time Home Building Bancorp shareholders make their election because it will not be known at that time how, or to what extent, the allocation and proration procedures will apply.

This tax treatment may not apply to all Home Building Bancorp shareholders. Determining the actual tax consequences of the merger to Home Building Bancorp shareholders can be complicated. Home Building Bancorp shareholders should consult their own tax advisor for a full understanding of the merger’s tax consequences that are particular to each shareholder.

To review the tax consequences of the merger to Home Building Bancorp shareholders in greater detail, please see the section “Description of the Merger—Tax Consequences of the Merger” beginning on page __.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, you should consider carefully the risk factors described below in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document. Please refer to the section of this proxy statement/prospectus titled “Caution About Forward-Looking Statements” beginning on page ___.

Home Building Bancorp shareholders may receive a form of consideration different from what they elect.

The consideration to be received by Home Building Bancorp shareholders in the merger is subject to the requirement that 50% of the shares of Home Building Bancorp common stock be exchanged for First Bancorp common stock and 50% be exchanged for cash. The merger agreement contains proration and allocation methods to achieve this desired result. If you elect all cash and the available cash is oversubscribed, then you will receive a portion of the merger consideration in First Bancorp common stock. If you elect all stock and the available stock is oversubscribed, then you will receive a portion of the merger consideration in cash. The type of consideration you receive may also be affected by the requirement that the value of the stock portion of the merger consideration be equal to at least 40% of the total value of merger consideration and that First Bancorp not issue more than 310,000 shares of its common stock.

The price of First Bancorp common stock might decrease after the merger.

Following the merger, many holders of Home Building Bancorp common stock will become shareholders of First Bancorp. First Bancorp common stock could decline in value after the merger. For example, during the twelve-month period ending on [__________], 2006 (the most recent practicable date prior to the printing of this proxy statement/prospectus), the closing price of First Bancorp common stock varied from a low of $_______ to a high of $_______ and ended that period at $_______. The market value of First Bancorp common stock fluctuates based upon general market economic conditions, First Bancorp’s business and prospects and other factors.

First Bancorp may be unable to successfully integrate Home Building Bancorp’s operations and retain Home Building Bancorp’s employees.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the operations of the two companies include:

●	integrating personnel with diverse business backgrounds;

●	combining different corporate cultures; and

●	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of key personnel. The integration of the two companies will require the experience and expertise of certain key employees of Home Building Bancorp who are expected to be retained by First Bancorp. First Bancorp may not be successful in retaining these employees for the time period necessary to successfully integrate Home Building Bancorp’s operations with those of First Bancorp. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business and results of operation of First Bancorp following the merger.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Home Building Bancorp.

Until the completion of the merger, with some exceptions, Home Building Bancorp is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than First Bancorp. In addition, Home Building Bancorp has agreed to pay a termination fee to First Bancorp in specified circumstances. These provisions could discourage other companies from trying to acquire Home Building Bancorp even though those other companies might be willing to offer greater value to Home Building Bancorp’s shareholders than First Bancorp has offered in the merger. The payment of the termination fee could also have a material adverse effect on Home Building Bancorp’s financial condition.

Certain of Home Building Bancorp’s officers and directors have interests that are different from, or in addition to, interests of Home Building Bancorp’s shareholders generally.

You should be aware that the directors and officers of Home Building Bancorp have interests in the merger that are different from, or in addition to, the interests of Home Building Bancorp shareholders generally. These include: employment agreements that certain officers of Home Building Savings will enter into upon completion of the merger; the cancellation of stock options in exchange for a cash payment equal to $43.50 minus the exercise price for each option; provisions in the merger agreement relating to indemnification of directors and officers and insurance for directors and officers of Home Building Bancorp for events occurring before the merger; the appointment of one director of Home Building Bancorp to the board of directors of First Bancorp and First Federal; and the establishment of an advisory board consisting of the current directors of Home Building Bancorp.

For a more detailed discussion of these interests, see “Description of the Merger—Interests of Certain Persons in the Merger” beginning on page ___.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this document that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (referred to as the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (referred to as the Securities Exchange Act), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The sections of this document which contain forward-looking statements include, but are not limited to, “Questions And Answers About the Merger and the Special Meeting,” “Summary,” “Risk Factors,” “Description of the Merger—Background of the Merger,” “Description of the Merger—First Bancorp’s Reasons for the Merger,” and “Description of the Merger—Home Building Bancorp’s Reasons for the Merger and Recommendation of the Board of Directors.” You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in the “Risk Factors” section beginning on page ___.

Because of these and other uncertainties, First Bancorp’s actual results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, First Bancorp’s and Home Building Bancorp’s past results of operations do not necessarily indicate First Bancorp’s and Home Building Bancorp’s combined future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. First Bancorp is not undertaking an obligation to update these forward-looking statements, even though its situation may change in the future, except as required under federal securities law. First Bancorp qualifies all of its forward-looking statements by these cautionary statements.

Further information on other factors which could affect the financial condition, results of operations, liquidity or capital resources of First Bancorp before and after the merger is included in this proxy statement/prospectus under “Information About First Bancorp—Business” and “Information About First Bancorp—Management’s Results of Operations.”

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables show summarized historical financial data for First Bancorp and Home Building Bancorp. You should read this summary financial information in connection with First Bancorp’s and Home Building Bancorp’s historical financial information, which appears elsewhere in this proxy statement/prospectus.

Unaudited financial statements for First Bancorp for the nine months ended March 31, 2006 and 2005 and unaudited financial statements for Home Building Bancorp for the six months ended March 31, 2006 and 2005 include normal, recurring adjustments necessary to fairly present the data for those periods. The unaudited data is not necessarily indicative of expected results of a full year’s operation.

Selected Historical Financial Data of First Bancorp

	At or For the Nine Months Ended March 31,		At or For the Year Ended June 30,
	2006	2005	2005	2004	2003
	(unaudited)
	(In thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$288,868	$283,074	$277,368	$264,065	$188,506
Loans receivable, net	178,836	189,204	154,546	162,687	135,022
Investment securities	69,044	67,009	65,319	75,509	31,957
Deposits	183,580	201,560	195,733	182,740	115,891
Borrowings	72,000	47,667	45,000	48,167	40,333
Stockholders’ equity	28,637	29,196	29,921	28,968	29,906

OPERATING DATA
Interest income	$10,423	$10,088	$13,700	$10,775	$10,903
Interest expense	5,503	4,382	6,003	4,727	4,728
Net interest income	4,920	5,706	7,697	6,048	6,175
Provision for loan losses	222	270	106	227	563
Net interest income after provision for loan losses	4,698	5,436	7,591	5,821	5,612
Non-interest income	2,171	1,176	1,424	1,888	2,244
Non-interest expense	5,145	4,779	6,586	7,431	5,504
Income before income taxes	1,724	1,834	2,429	278	2,352
Income taxes	567	678	897	(27)	711
Net income	$1,157	$1,156	$1,532	$305	$1,641

COMMON SHARE DATA
Basic net income per share	$0.77	$0.77	$1.02	$0.21	$1.10
Diluted net income per share	0.75	0.74	0.98	0.20	1.04
Dividends declared per share	0.60	0.59	0.590	0.555	0.400
Book value per share	18.43	18.19	18.73	17.81	18.64
Weighted average shares - basic	1,498	1,504	1,506	1,478	1,494
Weighted average shares - diluted	1,550	1,568	1,566	1,559	1,573
Shares outstanding - end of period	1,554	1,605	1,598	1,626	1,605

KEY OPERATING RATIOS
Return on average assets	0.55%	0.56%	0.55%	0.14%	0.89%
Return on average equity	5.29	5.23	5.19	1.01	5.41
Net interest margin	2.58	2.96	2.97	3.02	3.66
Dividend payout ratio	80.0	79.7	60.2	277.5	38.5
Nonperforming loans to total loans	0.25	0.07	0.26	0.19	0.28
Nonperforming assets to total assets	0.16	0.06	0.16	0.13	0.22
Allowance for loan losses to total loans	0.48	0.56	0.55	0.66	0.81
Allowance for loan losses to nonperforming loans	192.01	766.67	209.56	353.44	283.76
Average equity to average assets	10.43	10.63	10.59	13.86	16.45
Total equity to total assets	9.91	10.31	10.79	10.97	15.86

Selected Historical Financial Data of Home Building Bancorp

	At or For the Six Months Ended March 31,		At or For the Year Ended September 30,
	2006	2005	2005	2004	2003
	(unaudited)
	(In thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$59,823	$56,930	$60,590	$56,570	$51,405
Loans receivable, net	38,436	37,453	38,797	37,296	33,879
Investment securities	10,305	10,626	11,210	11,212	9,409
Deposits	44,788	39,633	43,617	40,478	38,109
Borrowings	7,900	10,750	10,000	9,525	6,500
Stockholders’ equity	6,878	6,485	6,728	6,434	6,722

OPERATING DATA
Interest income	$1,654	$1,494	$3,097	$2,789	$2,967
Interest expense	779	588	1,266	1,065	1,205
Net interest income	875	906	1,831	1,724	1,762
Provision for loan losses	8	24	48	97	48
Net interest income after provision for loan losses	867	882	1,783	1,627	1,714
Non-interest income	98	78	150	13	135
Non-interest expense	668	626	1,296	1,254	1,196
Income before income taxes	297	334	637	386	653
Income taxes	110	122	229	190	232
Net income	$187	$212	$408	$196	$421

COMMON SHARE DATA
Basic net income per share	$0.74	$0.86	$1.63	$0.76	$1.54
Diluted net income per share	0.73	0.84	1.60	0.75	1.53
Dividends declared per share	0.23	0.22	0.445	0.425	0.405
Book value per share	26.93	26.08	26.89	26.25	25.57
Weighted average shares - basic	252	247	250	257	273
Weighted average shares - diluted	255	252	254	262	276
Shares outstanding - end of period	255	249	250	245	263

KEY OPERATING RATIOS
Return on average assets	0.62%	0.75%	0.70%	0.37%	0.83%
Return on average equity	5.51	6.55	6.21	2.92	6.12
Net interest margin	3.17	3.41	3.38	3.45	3.74
Dividend payout ratio	31.08	25.58	27.30	55.92	26.30
Nonperforming loans to total loans	0.06	0.97	0.82	1.01	0.94
Nonperforming assets to total assets	0.21	0.70	0.55	0.74	0.70
Allowance for loan losses to total loans	0.71	0.74	0.71	0.71	0.66
Allowance for loan losses to nonperforming loans	119.27	76.02	86.46	70.57	70.59
Average equity to average assets	11.26	11.43	11.33	12.65	13.54
Total equity to total assets	11.50	11.39	11.10	11.37	13.08

SUMMARY SELECTED PRO FORMA COMBINED DATA

The following table shows selected financial information on a pro forma combined basis giving effect to the merger as if the merger had become effective at the end of the periods presented, in the case of balance sheet information, and at the beginning of each period presented, in the case of income statement information. The pro forma information reflects the purchase method of accounting.

First Bancorp anticipates that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of First Bancorp following the merger under one set of assumptions, does not reflect all of these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of First Bancorp would have been had our companies been combined during these periods.

An exchange ratio of 2.2104 was used in preparing this pro forma information. Because the exchange ratio will be based on the price of First Bancorp common stock during a measurement period prior to the completion of the merger, the actual exchange ratio may be more or less than 2.2104. You should read this summary pro forma information in conjunction with the information under “Pro Forma Financial Information” and with the historical information in this document on which it is based.

	Nine Months Ended March 31, 2006	Year Ended June 30, 2005
	(In thousands, except per share data)
Pro forma combined income statement data:
Interest income	$12,810	$16,781
Interest expense	6,769	7,440
Net interest income	6,041	9,341
Provision for loan losses	242	154
Net interest income after provision for loan losses	5,799	9,187
Non-interest income	2,309	1,574
Non-interest expense	5,977	7,641
Income before income taxes	2,131	3,120
Income tax expense	711	1,147
Net income	$1,420	$1,973

Pro forma per share data:
Basic net income	$0.80	$1.10
Diluted net income	$0.78	$1.07

March 31, 2006
(In thousands)

Pro forma combined balance sheet data:
Total assets	$347,027
Loans receivable, net	217,273
Deposits	228,060
Total stockholders’ equity	34,193

COMPARATIVE PER SHARE DATA

The following table shows information about First Bancorp’s and Home Building Bancorp’s income per common share, dividends per share and book value per share, and similar information giving effect to the merger (which we refer to as “pro forma” information). In presenting the comparative pro forma information for the time periods shown, we assumed that we had been merged on the dates or at the beginning of the periods indicated. See “Pro Forma Financial Information.”

The information listed as “pro forma combined” was prepared using an exchange ratio of 2.2104. The information listed as “per equivalent Home Building Bancorp share” was obtained by multiplying the pro forma amounts by an exchange ratio of 2.2104. We present this information to reflect the fact that some Home Building Bancorp shareholders will receive shares of First Bancorp common stock for each share of Home Building Bancorp common stock exchanged in the merger. Because the exchange ratio will be based on the price of First Bancorp common stock during a measurement period prior to the completion of the merger, the actual exchange ratio may be more or less than 2.2104. First Bancorp anticipates that the combined company will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of First Bancorp following the merger under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of First Bancorp would have been had our companies been combined during these periods.

The information in the following table is based on, and should be read together with, the historical financial information that we have presented in this document. See “Pro Forma Financial Information.”

	First Bancorp Historical	Home Building Bancorp Historical (1)	Pro Forma Combined (2) (3)	Per Equivalent Home Building Bancorp Share
Book value per share:
At March 31, 2006	$18.43	$26.93	$18.62	$41.15

Cash dividends declared per share:
Nine months ended March 31, 2006	$0.60	$0.335	$0.60	$1.33
Year ended June 30, 2005	0.59	0.44	0.59	1.33

Diluted net income per share:
Nine months ended March 31, 2006	$0.75	$1.09	$0.78	$1.72
Year ended June 30, 2005	0.98	1.60	1.07	2.36

(1)
Since Home Building Bancorp has a September 30 fiscal year end and First Bancorp has a June 30 fiscal year end, Home Building Bancorp’s historical data for the nine months ended March 31, 2006 was calculated by adding the results from the fourth quarter of fiscal 2005 to the first six months of fiscal 2006. Data for Home Building Bancorp at or for the year ended June 30, 2005 is for Home Building Bancorp’s fiscal year ended September 30, 2005.

(2)	Pro forma dividends per share represent First Bancorp’s historical dividends per share.
(3)
The pro forma combined book value per share of First Bancorp common stock is based upon the pro forma combined common stockholders’ equity for First Bancorp and Home Building Bancorp divided by total pro forma common shares of the combined entities.

MARKET PRICE AND DIVIDEND INFORMATION

First Bancorp common stock is listed on The NASDAQ Global Market under the symbol FBEI. Home Building Bancorp common stock is quoted on the OTC Bulletin Board under the symbol HBBI. The following table lists the high and low prices per share for First Bancorp common stock and Home Building Bancorp common stock and the cash dividends declared by each company for the periods indicated.

	First Bancorp Common Stock			Home Building Bancorp Common Stock
	High	Low	Dividends	High	Low	Dividends

Quarter Ended
September 30, 2004	$21.03	$19.30	$0.29	$25.00	$23.50	$0.11
December 31, 2004	20.85	19.30	—	28.00	25.75	0.11
March 31, 2005	21.15	19.16	0.30	26.00	24.40	0.11
June 30, 2005	21.05	18.90	—	24.75	22.35	0.11

September 30, 2005	22.45	19.77	0.30	24.00	22.35	0.115
December 31, 2005	22.50	20.90	—	24.00	22.85	0.115
March 31, 2006	22.58	20.50	0.30	23.10	22.65	0.115
June 30, 2006	21.50	18.28	—	42.30	41.55	0.115

September 30, 2006 (through _________, 2006)

You should obtain current market quotations for First Bancorp common stock, as the market price of First Bancorp common stock will fluctuate between the date of this document and the date on which the merger is completed, and thereafter. You can get these quotations from a newspaper, on the Internet or by calling your broker.

As of June 30, 2006, there were approximately 340 holders of record of First Bancorp common stock. As of __________, 2006, there were approximately ________ holders of record of Home Building Bancorp common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Following the merger, the declaration of dividends will be at the discretion of First Bancorp’s board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of First Bancorp, applicable state law and government regulations and other factors deemed relevant by First Bancorp’s board of directors.

SPECIAL MEETING OF HOME BUILDING BANCORP SHAREHOLDERS

Date, Place, Time and Purpose

Home Building Bancorp’s board of directors is sending you this document for the purpose of requesting that you allow your shares of Home Building Bancorp to be represented at the special meeting by the persons named in the enclosed proxy card. At the special meeting, the Home Building Bancorp board of directors will ask you to vote on a proposal to approve the merger agreement. You also may be asked to vote on a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the merger agreement. The special meeting will be held at 200 East Van Trees Street, Washington, Indiana at [____] p.m., local time, on [________], 2006.

Who Can Vote at the Meeting

You are entitled to vote if the records of Home Building Bancorp showed that you held shares of Home Building Bancorp common stock as of the close of business on [______], 2006. As of the close of business on that date, a total of 255,428 shares of Home Building Bancorp common stock were outstanding. Each share of common stock has one vote. If you are a beneficial owner of shares of Home Building Bancorp common stock held by a broker, bank or other nominee (i.e., in “street name”) and you want to vote your shares in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The special meeting will conduct business only if a majority of the outstanding shares of Home Building Bancorp common stock entitled to vote is represented in person or by proxy at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares of Home Building Bancorp common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Approval of the merger agreement will require the affirmative vote of a majority of the outstanding shares of Home Building Bancorp common stock entitled to vote at the meeting. Failure to return a properly executed proxy card or to vote in person will have the same effect as a vote against the merger agreement. Broker non-votes and abstentions from voting will have the same effect as voting against the merger agreement.

The affirmative vote of the majority of votes cast is required to approve the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Shares Held by Home Building Bancorp Officers and Directors and by First Bancorp

As of May 31, 2006, directors and executive officers of Home Building Bancorp beneficially owned 100,561 shares of Home Building Bancorp common stock, not including shares that may be acquired upon the exercise of stock options. This equals 41.1% of the outstanding shares of Home Building Bancorp common stock. As of the same date, First Bancorp and its directors and executive officers did not beneficially own any shares of Home Building Bancorp common stock. Home Building Bancorp’s directors, who collectively own 26.9% of Home Building Bancorp’s outstanding shares, entered into voting agreements with First Bancorp to vote all shares of Home Building Bancorp common stock owned by them in favor of the proposal to approve the merger agreement.

Voting and Revocability of Proxies

You may vote in person at the special meeting or by proxy. To ensure your representation at the special meeting, Home Building Bancorp recommends that you vote by proxy even if you plan to attend the special meeting. You can always change your vote at the special meeting.

Home Building Bancorp shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger agreement. If you are the record holder of your shares of Home Building Bancorp common stock and submit your proxy without specifying a voting instruction, your shares of Home Building Bancorp common stock will be voted “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement. Home Building Bancorp’s board of directors recommends a vote “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

You may revoke your proxy before it is voted by:

•	filing with the Secretary of Home Building Bancorp a duly executed revocation of proxy;
•	submitting a new proxy with a later date; or
•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

Home Building Bancorp, Inc.
Debra K. Shields, Secretary
200 East Van Trees Street
Washington, Indiana 47501

If any matters not described in this document are properly presented at the special meeting, the persons named in the proxy card will use their own judgment to determine how to vote your shares. Home Building Bancorp does not know of any other matters to be presented at the meeting.

  Solicitation of Proxies

Home Building Bancorp will pay for this proxy solicitation. In addition to soliciting proxies by mail, directors, officers and employees of Home Building Bancorp may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Home Building Bancorp will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

RIGHTS OF DISSENTING SHAREHOLDERS

Under Indiana law, you will have dissenters’ rights with respect to the merger. If you follow the procedures set forth in Indiana Code Chapter 23-1-44, these rights will entitle you to receive the fair value of your shares of Home Building Bancorp common stock rather than having your shares converted into the right to receive the cash payment and/or shares of First Bancorp common stock provided for in the merger agreement. Accompanying this proxy statement/prospectus as Annex C is a copy of the text of Chapter 44 of the Indiana Business Corporation Law, which prescribes the procedures for the exercise of dissenters’ rights and for determining the fair value of Home Building Bancorp common stock. Home Building Bancorp shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 44 of the Indiana Business Corporation Law in order to perfect their rights. Home Building Bancorp and First Bancorp will require strict compliance with the statutory procedures.

The following is intended as a brief summary of the material provisions of the Indiana statutory procedures required to be followed by a shareholder in order to dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 44 of the Indiana Business Corporation Law, the full text of which appears in Annex C of this proxy statement/prospectus.

Under Chapter 23-1-44, a Home Building Bancorp shareholder who desires to assert dissenters’ rights must (1) deliver to Home Building Bancorp before the vote is taken at the special meeting written notice of the shareholder’s intent to demand payment in cash for shares owned if the merger is effectuated, and (2) not vote the shareholder’s shares in favor of the merger, either in person or by proxy. Dissenting shareholders cannot dissent as to only some but not all of the Home Building Bancorp common stock registered in their names, except in limited circumstances. Dissenting shareholders may send their written notice to Debra K. Shields, Secretary, Home Building Bancorp, Inc., 200 East Van Trees Street, Washington, Indiana 47501.

If the merger is approved by the Home Building Bancorp shareholders, Home Building Bancorp must mail or deliver a written notice of dissenters’ rights to each dissenting shareholder satisfying the above conditions within ten days after shareholder approval has occurred. The notice to dissenting shareholders must:

1.	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

2.	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

3.
Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed merger, which was April 25, 2006, and require that the dissenting shareholder certify whether or not that shareholder acquired beneficial ownership of the shares before that date;

4.	Set a date by which Home Building Bancorp must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice to dissenters is delivered; and

5.	Be accompanied by a copy of Indiana Code Chapter 23-1-44.

Any Home Building Bancorp shareholder who is sent a notice to dissenters must then (a) demand payment for the shareholder’s shares of Home Building Bancorp common stock, (b) certify whether the shareholder acquired beneficial ownership of the Home Building Bancorp common stock before April 25, 2006 (the date the merger was publicly announced) and (c) deposit the shareholder’s certificates representing shares of Home Building Bancorp common stock in accordance with the terms of the notice to dissenters. A Home Building Bancorp shareholder who fails to take these steps by the date set forth in the notice to dissenters will not be entitled to payment for the shareholder’s shares through the dissenters’ rights process and will be considered to have voted his or her shares in favor of the merger.

A Home Building Bancorp shareholder who desires to exercise dissenters’ rights concerning the merger but who does not comply with the preliminary conditions described above will be considered not to be entitled to dissenters’ rights under Indiana Code Chapter 23-1-44. Shareholders who execute and return the enclosed proxy, but do not specify a choice on the merger proposal will be deemed to have voted in favor of the merger and, accordingly, to have waived their dissenters’ rights, unless the shareholder revokes the proxy before it is voted and satisfies the other requirements of Indiana Code Chapter 23-1-44.

Upon consummation of the merger, First Bancorp will pay each dissenting shareholder who has complied with all statutory requirements and the notice to dissenters, and who was the beneficial owner of Home Building Bancorp common stock before April 25, 2006 (the date the merger was first publicly announced), First Bancorp’s estimate of the fair value of the shares as of the time immediately before the merger, excluding any appreciation in value in anticipation of the merger unless exclusion would be inequitable. For those dissenters who became beneficial owners of shares on or after April 25, 2006, First Bancorp will provide its estimate of fair value upon consummation of the merger, but may withhold payment of the fair value of the shares until the dissenting shareholder agrees to accept the estimated fair value amount in full satisfaction of the dissenting shareholder’s demand or until First Bancorp is otherwise directed by a court of competent jurisdiction.

If the dissenting shareholder believes the amount paid or estimated by First Bancorp is less than the fair value for his or her shares of Home Building Bancorp common stock or if First Bancorp fails to make payment to the dissenting shareholder within 60 days after the date set for demanding payment, the dissenting shareholder may notify First Bancorp in writing of the shareholder’s own estimate of the fair value of his or her shares and demand payment of his or her estimate (less the amount of any payment made by First Bancorp for the shares to the dissenting shareholder). Demand for payment must be made in writing within 30 days after First Bancorp has made payment for the dissenting shareholder’s shares or has offered to pay its estimate of fair value for the dissenting shareholder’s shares. First Bancorp will not give further notice to the dissenting shareholder of this deadline. A dissenting shareholder who fails to make the demand within this time waives the right to demand payment for the shareholder’s shares.

First Bancorp can elect to agree with the dissenting shareholder’s fair value demand or if a demand for payment remains unsettled, First Bancorp must commence a proceeding in the circuit or superior court of Vanderburgh County within 60 days after receiving the payment demand from the dissenting shareholder and petition the court to determine the fair value of the shares. If First Bancorp fails to commence the proceeding within the 60 day period, it must pay each dissenting shareholder whose demand remains unsettled the amount demanded. First Bancorp must make all dissenting shareholders whose demands remain unsettled parties to the proceeding and all parties must be served a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenting shareholder’s shares, plus interest, exceeds the amount paid by First Bancorp.

The court will determine all costs of the appraisal proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and will assess these costs against the parties in amounts the court finds equitable. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against First Bancorp if the court finds that First Bancorp did not comply with Indiana Code Chapter 23-1-44 or against either First Bancorp or a dissenting shareholder if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Indiana Code Chapter 23-1-44.

Every Home Building Bancorp shareholder who does not deliver a notice of intent to demand payment for his or her shares as described above, or who votes in favor of the merger, is bound by the vote of the assenting shareholders and will have no right to dissent and to demand payment of the fair value of their shares of Home Building Bancorp common stock as a result of the merger. Such a shareholder will only be entitled to the same consideration described in this document to be offered to every other assenting Home Building Bancorp shareholder as a result of the merger. Voting against the merger does not in itself constitute the notice of intent to demand payment required by Indiana Code Chapter 23-1-44.

 DESCRIPTION OF THE MERGER

The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

 General

The merger agreement provides for the merger of Home Building Bancorp with and into First Bancorp, with First Bancorp as the surviving entity. Immediately following the merger of Home Building Bancorp with First Bancorp, Home Building Savings Bank will merge with and into First Federal, with First Federal as the surviving entity.

 Background of the Merger

From time to time in 2005, the board of directors of Home Building Bancorp discussed and considered Home Building Bancorp’s potential strategic alternatives, including the possible sale or merger of Home Building Bancorp to a third party financial institution. On December 9, 2005, Renninger & Associates, LLC presented to the board of directors of Home Building Bancorp an analysis of various strategic opportunities comparing acquisition transactions and pro forma calculations of several potential acquirors. This presentation included: (1) an analysis of competition; (2) the liquidity of Home Building Bancorp’s stock; (3) the status of the current merger market, the relative pricing and the opportunities that might be available for Home Building Bancorp; and (4) a list of potential merger partners. All of these issues were analyzed in conjunction with Home Building Bancorp’s goal to continue to increase shareholder value.

On December 21, 2005, Home Building Bancorp engaged Renninger & Associates as its exclusive financial advisor in connection with its efforts to assess its strategic alternatives, including remaining independent, and advice regarding a possible strategic affiliation with other entities. Renninger & Associates, working with Home Building Bancorp, prepared a Confidential Information Memorandum containing financial and operating information about Home Building Bancorp. In early January 2006, Renninger & Associates, on behalf of Home Building Bancorp, began a confidential inquiry and contacted twelve potential candidates. Eight of those candidates executed confidentiality agreements, including First Bancorp, and received the Confidential Information Memorandum. Three of the twelve financial institutions that were contacted submitted preliminary non-binding indications of interest to acquire Home Building Bancorp.

On February 17, 2006, Renninger & Associates reviewed with the Home Building Bancorp board of directors the pricing and terms of each of the three non-binding indications of interest. After discussion with Home Building Bancorp board, it was determined to provide the potential acquirors with access to additional information and management of Home Building Bancorp and to answer questions about the operations of Home Building Bancorp. After this period, these potential acquirors were asked to revise their respective proposals. From this process, two of these parties submitted revised proposals and made a presentation to the board of directors of Home Building Bancorp on March 16, 2006.

On March 22, 2006 the board of directors of Home Building Bancorp met with Renninger & Associates to further discuss and analyze the two proposals. The board of directors directed Renninger & Associates to have further discussions with the two parties that had submitted proposals.

On March 28, 2006 the board of directors of Home Building Bancorp met again with Renninger & Associates for further discussion and analysis of the two proposals. Home Building Bancorp’s board of directors determined that First Bancorp’s proposal was acceptable and further discussions commenced on more complete terms. Negotiation of the definitive agreement commenced between the parties and their counsel in early April 2006.

During April 2006 Renninger & Associates conducted a review of certain information regarding First Bancorp at First Bancorp’s headquarters, the parties and their respective counsel negotiated the terms of the merger agreement and related documents and Home Building Bancorp and First Bancorp prepared their disclosure schedules to the merger agreement.

On April 19, 2006, Home Building Bancorp’s board of directors again discussed the proposed acquisition terms and voted unanimously to approve the definitive merger agreement and authorized senior management to execute the definitive agreement in the form presented to the board. The parties executed the agreement and plan of merger on April 25, 2006.

 Home Building Bancorp’s Reasons for the Merger and Recommendation of the Board of Directors

Home Building Bancorp’s board of directors determined that merger agreement and the merger consideration were in the best interests of Home Building Bancorp and its shareholders and recommends that Home Building Bancorp shareholders vote in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement.

In its deliberations and in making its determination, Home Building Bancorp’s board of directors considered many factors including, without limitation, the following:

•	the business, earnings, operations, financial condition, management, prospects, capital levels and asset quality of both Home Building Bancorp and First Bancorp;

•	First Bancorp’s access to capital and managerial resources relative to that of Home Building Bancorp;

•
the premium represented by the value of the merger consideration over the current book value of Home Building Bancorp common stock and the trading prices of the stock prior to the announcement of the merger;

•
its desire to provide shareholders with the prospects for greater future appreciation on their investments in Home Building Bancorp common stock than the amount the board of directors believes that Home Building Bancorp could achieve independently;

•	the greater liquidity of First Bancorp common stock, which is traded on The NASDAQ Market;

•	the opinion delivered by Renninger & Associates that the merger consideration is fair, from a financial standpoint, to the shareholders of Home Building Bancorp;

•
Home Building Savings’ potential to better serve its customers and enhance its competitive position in the communities in which it operates due to First Bancorp’s more diverse financial products and services;

•	the effect of the merger on Home Building Bancorp’s employees, customers and community; and

•	First Bancorp’s long-term growth strategy.

The above discussion of the information and factors considered by Home Building Bancorp’s board of directors is not intended to be exhaustive, but includes all material factors considered by the board in arriving at its determination to approve, and to recommend that the Home Building Bancorp shareholders vote to approve the merger agreement and related transactions. The Home Building Bancorp board of directors did not assign any relative or specific weights to the above factors, and individual directors may have given differing weights to different factors. The Home Building Bancorp board of directors recommends that Home Building Bancorp’s shareholders vote to approve the merger agreement and the related transactions.

Opinion of Home Building Bancorp’s Financial Advisor

On December 21, 2005 Renninger & Associates, LLC was engaged by Home Building Bancorp to assess its strategic alternatives and to pursue an affiliation with selected financial institutions. The scope of these services included, in the event of an affiliation with another financial institution, the negotiation of the transaction structure and negotiation of the financial and non-financial terms of the transaction. Renninger & Associates was engaged to render an opinion as to the fairness of the consideration to be received by shareholders of Home Building Bancorp, from a financial point of view.

Renninger & Associates is a recognized specialist in the area of bank and thrift mergers and acquisition, branch acquisition and divestiture, stock valuation, capital management, and other financial advisory services. Prior to forming Renninger & Associates, the principal was vice president of investment banking for two regional brokerage firms after having served as chief financial officer of a $350 million community bank and as an auditor with a national and later a large regional accounting firm. Renninger & Associates does not have an ownership interest in Home Building Bancorp or First Bancorp. Renninger & Associates was selected to advise Home Building Bancorp’s board of directors based upon its familiarity with Indiana financial institutions and knowledge of the banking industry as a whole.

Renninger & Associates acted as financial advisor to Home Building Bancorp in connection with the merger and participated in the negotiations leading to the merger agreement. Renninger & Associates also performed certain analyses described herein and presented the range of values for Home Building Bancorp resulting from such analyses to the board of directors of Home Building Bancorp in connection with its advice as to the fairness of the consideration to be paid by First Bancorp. The amount of consideration payable to Home Building Bancorp shareholders in connection with the merger was determined by Home Building Bancorp through arm’s length negotiations with First Bancorp.

A verbal fairness opinion of Renninger & Associates was delivered to the board of directors of Home Building Bancorp on April 19, 2006, at a meeting of the board of directors. A copy of the written fairness opinion dated April 25, 2006, which includes a summary of the assumptions made and information analyzed in deriving the fairness opinion, is attached as Annex B to this Proxy Statement/Prospectus and should be read in its entirety.

In arriving at its fairness opinion, Renninger & Associates reviewed certain publicly available business and financial information relating to Home Building Bancorp and First Bancorp. Renninger & Associates considered certain financial and stock market data of Home Building Bancorp and First Bancorp, compared that data with similar data for certain other publicly-held bank holding companies and considered the financial terms of certain other comparable bank transactions in Indiana and contiguous states that had recently been affected. Renninger & Associates also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant.

In connection with its review, Renninger & Associates did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by Renninger & Associates were based on assumptions believed by Renninger & Associates to be reasonable and to reflect currently available information. Renninger & Associates did not make an independent evaluation or appraisal of the assets of Home Building Bancorp or First Bancorp. Renninger & Associates took into consideration the results of the solicitation of indications of interest from other financial institutions concerning their interest in a possible affiliation with Home Building Bancorp. Renninger & Associates reviewed the correspondence and information received from interested financial institutions that were contacted. Renninger & Associates reviewed all offers received with Home Building Bancorp’s board of directors.

As part of preparing its fairness opinion, Renninger & Associates performed a due diligence review of First Bancorp during April 2006. As part of the due diligence, Renninger & Associates reviewed the following items: minutes of the meetings of the Board of Directors of First Bancorp and First Bancorp’s wholly-owned subsidiary, First Federal Savings Bank, for 2004 and through February, 2006; the most recent regulatory reports of examination of First Bancorp and First Federal Savings Bank (both commenced October 31, 2005) and a Community Reinvestment Act report of examination (commenced September 7, 2004); annual reports on Form 10-KSB for the years ended June 30, 2003, 2004 and 2005, which included audited financial statements; quarterly reports on Forms 10-QSB for the quarters ending September 30, 2005, December 31, 2005 and March 31, 2006; and the most recent Allowance for Loan and Lease Loss analysis reports for First Bancorp as of March 31, 2006.

Renninger & Associates reviewed and analyzed the historical performance of Home Building Bancorp and Home Building Savings contained in: audited Annual Reports and financial statements dated September 30, 2003, 2004 and 2005 of Home Building Bancorp; the December 31, 2005 Thrift Financial Report filed by Home Building Savings; historical common stock trading activity of Home Building Bancorp; and the premises and other fixed assets. Renninger & Associates reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of its opinion. In review of the aforementioned information, Renninger & Associates took into account its assessment of general market and financial conditions, its experience in other similar transactions, and its knowledge of the banking industry generally.

In connection with rendering the fairness opinion and preparing its written and oral presentation to Home Building Bancorp’s board of directors, Renninger & Associates performed a variety of financial analyses, including those summarized herein. The summary does not purport to be a complete description of the analyses performed by Renninger & Associates in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, Renninger & Associates believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, Renninger & Associates made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Home Building Bancorp’s or First Bancorp’s control. The analyses performed by Renninger & Associates are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the process by which businesses actually may be sold.

Acquisition Comparison Analysis. In performing this analysis, Renninger & Associates reviewed all bank acquisition transactions involving sellers in Indiana, Ohio, Kentucky and Illinois announced during the period of January 1, 2003 through November 30, 2005 that had assets between $20 million and $100 million. Of the 41 bank acquisition transactions meeting these criteria, detailed financial information was available for 34. The purpose of the analysis was to obtain a valuation range based on these bank acquisition transactions. Median multiples of earnings and book value implied by the comparable transactions were utilized in obtaining a range for the acquisition value of Home Building Bancorp. The median multiples of book value, tangible book value and earnings for these comparable transactions were 1.64X, 1.66X and 21.6X, respectively. These multiples, when applied to Home Building Bancorp’s book value and earnings as of and for the twelve months ending December 31, 2005, suggest Home Building Bancorp shares would be valued at $44.21 on a book value and basis, $44.75 on a tangible book value basis and $35.21 on an earnings basis. To properly reflect the fact that the comparable transactions have a median equity-to-assets percentage of 9.47% compared to Home Building Bancorp’s 11.19%, Home Building Bancorp shares would be valued at $41.57 on a book value basis and $42.02 on a tangible book value basis. This analysis is particularly relevant in that acquirers are generally willing to pay a premium over book value for efficient levels of acquired equity, and will consider paying for excessive equity on a dollar-for-dollar basis.

Adjusted Net Asset Value Analysis. Renninger & Associates reviewed Home Building Bancorp’s balance sheet data to determine the amount of material adjustments required to stockholders’ equity based on differences between the market value of assets and the value reflected on Home Building Bancorp’s financial statements. Renninger & Associates determined that the only material adjustment relates to the core deposit intangible value inherent in Home Building Bancorp’s deposit base. Equity would be increased $1.3 million to reflect the after-tax value of recording such an intangible asset. The aggregate adjusted net asset value of Home Building Bancorp would be $8.1 million or $32.15 per share of Home Building Bancorp common shares as of December 31, 2005.

Discounted Earnings Analysis. A dividend discount analysis was performed by Renninger & Associates pursuant to which a range of values of Home Building Bancorp was determined by adding (i) the present value of estimated future dividend streams that Home Building Bancorp could generate over a five-year period and (ii) the present value of the “terminal value” of Home Building Bancorp’s earnings at the end of the fifth year. The “terminal value” of earnings at the end of the five-year period was determined by applying a multiple of 21.6 times the projected terminal year’s earnings. The 21.6 multiple represents the median price paid as a multiple of earnings for the 34 comparable bank transactions discussed above.

Dividend streams and terminal values were discounted to present values using a discount rate of 13%. This rate reflects assumptions regarding the required rate of return of holders or buyers of Home Building Bancorp’s common stock. The projection assumed an annual asset growth rate of 8.0%, a return on assets of .70%, and a dividend pay-out ratio equal to 50% throughout the analysis. The aggregate value of Home Building Bancorp, determined by adding the present value of the total cash flows, was $8.0 million or $31.78 per share.

Pro Forma Merger Analysis. Renninger & Associates compared the historical performance of Home Building Bancorp to that of First Bancorp and other bank holding companies. This analysis included, among other things, a comparison of profitability, asset quality and capital measures. In addition, the contribution of Home Building Bancorp and First Bancorp to the income statement and balance sheet of the pro forma combined company was analyzed.

The effect of the merger on the historical and pro forma financial data of Home Building Bancorp was prepared and analyzed. Home Building Bancorp’s historical financial data was compared to the pro forma combined historical and projected earnings, book value and dividends per share.

The merger agreement provides that, in the proposed transaction, Home Building Bancorp shareholders are entitled to receive in exchange for each share held, and at their election, either (a) $43.50 in cash without interest; (b) shares of First Bancorp common stock and cash instead of fractional shares; or (c) a combination of both, within certain limitations. The number of shares of First Bancorp common stock into which each Home Building Bancorp share will be exchanged will be based on the price of First Bancorp common stock over a measurement period prior to the closing. If the average closing price of First Bancorp common stock during the measurement period is between $18.90 and $23.10, Home Building Bancorp shareholders will receive shares equal to $43.50 divided by First Bancorp common stock’s average closing price. If First Bancorp common stock’s average closing price is $18.90 or less, then the exchange ratio will be fixed at 2.3016 shares of First Bancorp common stock for each share of Home Building Bancorp held. If First Bancorp common stock’s average closing price is $23.10 or more, then the exchange ratio will be fixed at 1.8831 shares of First Bancorp common stock for each share of Home Building Bancorp held. Further protection has been provided to Home Building Bancorp shareholders in the event First Bancorp common stock’s average closing price is $16.80 or lower and significantly underperforms comparable bank indices. See “Consideration to be Received in the Merger.” One important limitation is that no more than 310,000 First Bancorp common shares will be issued in the transaction.

Assuming Home Building Bancorp shareholders elect to receive $43.50 cash for 50% of their shares and stock for the remaining 50%, and First Bancorp common stock’s average closing price is $20.00 (i.e. within the range of $18.90 and $23.10), First Bancorp will issue 272,525 shares in completing this transaction. Former Home Building Bancorp shareholders will own 14.9% of First Bancorp. Assuming the cost of funding the cash portion of the transaction is 6.0% prior to adjustment for taxes, amortization of tax deductible core deposit intangible (assumed to equal 5.0% of deposits) is over ten years, there is no impairment of goodwill, an annualized earnings level of Home Building Bancorp on a stand alone basis is $410,000, and non-interest expense reductions and revenue enhancements are achieved totaling $295,000 on an after-tax basis, Home Building Bancorp shareholders who elect to receive First Bancorp common stock are expected to have a 39.7% increase in earnings per share, 53.5% increase in book value per share, and 190% increase in dividends.

Based upon the consideration of $43.50 per Home Building Bancorp common share, the consideration is approximately 161% of book value and tangible book value and 26.9 times trailing twelve months earnings. The consideration and the resulting multiples compare favorably to the amounts determined in the various analyses performed above. In summary, First Bancorp is paying $11.3 million in total consideration, which is the sum of the $11.1 million paid for outstanding Home Building Bancorp shares (255,428 outstanding shares at the assumed price of $43.50) plus the $0.2 million value of options over their exercise price (7,610 options valued at $43.50 less their average exercise price of $17.97).

The fairness opinion is directed only to the question of whether the consideration to be received by Home Building Bancorp’s shareholders under the merger agreement is fair and equitable from a financial perspective and does not constitute a recommendation to any Home Building Bancorp shareholder to vote in favor of the affiliation. No limitations were imposed on Renninger & Associates regarding the scope of its investigation or otherwise by Home Building Bancorp.

Based on the results of the various analyses described above, Renninger & Associates concluded that the consideration to be received by Home Building Bancorp’s shareholders under the Agreement is fair and equitable from a financial perspective to the shareholders of Home Building Bancorp.

Pursuant to its engagement letter with Home Building Bancorp, Renninger & Associates will receive approximately $168,000 in compensation for all services performed in connection with the sale of Home Building Bancorp, including the rendering of the fairness opinion, assuming Home Building Bancorp shareholders receive consideration equal to $43.50 per share. Compensation includes a consulting fee of $10,000 and an additional fee of $40,000 paid upon execution of the Definitive Agreement, both of which are not contingent upon the closing of the merger. Compensation also includes a contingent fee equal to (i) one-half of one percent (.5%) of the first $9 million of the consideration for the merger, (ii) three and one-half percent (3.5%) of the next two million in consideration, and (iii) one percent (1.0%) of consideration above $11 million.

In addition, Home Building Bancorp has agreed to indemnify Renninger & Associates and its directors, officers and employees, from liability in connection with the transaction, and to hold Renninger & Associates harmless from any losses, actions, claims, damages, expenses or liabilities related to any of Renninger & Associates’s acts or decisions made in good faith and in the best interest of Home Building Bancorp.

First Bancorp’s Reasons for the Merger

First Bancorp’s board of directors believes that the merger is in the best interests of First Bancorp and its shareholders. In deciding to approve the merger, First Bancorp’s board of directors considered a number of factors, including:

•	Home Building Bancorp’s community banking orientation and its compatibility with First Bancorp and its subsidiaries.

•	Management’s review of the business, operations, earnings, and financial condition, including capital levels and asset quality of Home Building Bancorp.

•	The likelihood of regulators approving the merger without undue conditions or delay.

While First Bancorp’s board of directors considered these and other factors, the board of directors did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. First Bancorp’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of First Bancorp’s shareholders. The terms of the merger were the result of arm’s-length negotiations between representatives of First Bancorp and representatives of Home Building Bancorp.

Consideration to be Received in the Merger

When the merger becomes effective, each share of Home Building Bancorp common stock issued and outstanding immediately prior to the completion of the merger will automatically be converted into the right to receive, at the holder’s election, either (a) $43.50 in cash without interest or (b) shares of First Bancorp common stock and cash instead of fractional shares. The number of shares of First Bancorp common stock into which each Home Building Bancorp share will be exchanged will be based on the price of First Bancorp common stock over a measurement period prior to the closing. The measurement period will consist of the ten trading days ending on the day that is ten days prior to the effective date of the merger.

If the average closing price of First Bancorp common stock during the measurement period is:		then you will receive:

• $18.90 or less	•	2.3016 shares of First Bancorp common stock

• between $18.90 and $23.10	•	a number of shares of First Bancorp common stock equal to $43.50 divided by the average closing price

• $23.10 or more	•	1.8831 shares of First Bancorp common stock

The following table illustrates the calculation of the exchange ratio and the value of the shares of First Bancorp common stock that you may receive in the merger. On __________, 2006, the closing price of First Bancorp common stock was $_______. You are advised to obtain current market quotations for First Bancorp common stock. In addition, because the tax consequences of receiving cash will differ from the tax consequences of receiving First Bancorp common stock, you should carefully read the information included below under “— Tax Consequences to the Merger.”

Average Closing Price of First Bancorp Common Stock During Measurement Period	Resulting Exchange Ratio	Value of First Bancorp Common Stock to be Received (1)

$16.80	2.3016	$38.67
17.00	2.3016	39.13
17.50	2.3016	40.28
18.00	2.3016	41.43
18.50	2.3016	42.58
18.90	2.3016	43.50	Exchange ratio limitation
19.00	2.2895	43.50
19.50	2.2308	43.50
20.00	2.1750	43.50
20.50	2.1220	43.50
21.00	2.0714	43.50
21.50	2.0233	43.50
22.00	1.9773	43.50
22.50	1.9333	43.50
23.00	1.8913	43.50
23.10	1.8831	43.50	Exchange ratio limitation
23.50	1.8831	44.25
24.00	1.8831	45.19
24.50	1.8831	46.13
25.00	1.8831	47.08

(1)
Calculated by multiplying the average closing price of First Bancorp common stock during the measurement period by the resulting exchange ratio. The actual value of the shares at the time First Bancorp stock certificates are delivered or the shares become available may be more or less than the amounts shown due to fluctuations in the market price of First Bancorp common stock.

Although shareholders of Home Building Bancorp are being given the choice of whether to receive cash or First Bancorp common stock in exchange for their shares of Home Building Bancorp common stock, all cash and stock elections will be subject to the allocation and proration procedures as well as other provisions in the merger agreement.

If the average closing price of First Bancorp common stock during the measurement period is less than $16.80 and First Bancorp common stock underperforms the America’s Community Bankers NASDAQ Index by more than 20% between April 25, 2006 and the measurement period, Home Building Bancorp may elect to terminate the merger agreement unless First Bancorp elects to increase the exchange ratio to an amount that either increases the value of the stock portion of the merger consideration to $38.67 or eliminates the underperformance in the index, whichever is less. If, as a result of the revision to the exchange ratio, First Bancorp would be required to issue more than 310,000 shares of First Bancorp common stock, First Bancorp may decrease the number of shares of Home Building Bancorp common stock that will be converted to First Bancorp common stock and increase the number of shares of Home Building Bancorp common stock that will be converted into the cash consideration so that the total number of shares of First Bancorp common stock that will be issued in the merger does not exceed 310,000.

If First Bancorp declares a stock dividend or distribution on shares of its common stock or subdivides, splits, reclassifies or combines the shares of First Bancorp common stock prior to the effective time of the merger, then the exchange ratio will be adjusted to provide Home Building Bancorp shareholders with the same economic effect as contemplated by the merger agreement prior to any of these events.

Home Building Bancorp’s shareholders will not receive fractional shares of First Bancorp common stock. Instead, you will receive a cash payment for any fractional shares in an amount equal to the product of (i) the fraction of a share of First Bancorp common stock to which you are entitled multiplied by (ii) the average closing price of First Bancorp common stock during the measurement period.

Cash or Stock Election

Under the terms of the merger agreement, Home Building Bancorp shareholders may elect to convert their shares into cash, First Bancorp common stock or a mixture of cash and First Bancorp common stock. All elections of Home Building Bancorp shareholders are further subject to the allocation and proration procedures described in the merger agreement. These procedures provide that the number of shares of Home Building Bancorp common stock to be converted into First Bancorp common stock in the merger must be 50% of the total number of shares of Home Building Bancorp common stock issued and outstanding on the date of the merger and that the total value of the stock portion of the merger consideration must be equal to at least 40% of the merger consideration. Neither First Bancorp nor Home Building Bancorp is making any recommendation as to whether Home Building Bancorp shareholders should elect to receive cash or First Bancorp common stock in the merger. Each holder of Home Building Bancorp common stock must make his or her own decision with respect to such election.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if Home Building Bancorp shareholders in the aggregate elect to receive more or less of the First Bancorp common stock than First Bancorp has agreed to issue. These procedures are summarized below.

•
If Stock Is Oversubscribed: If Home Building Bancorp shareholders elect to receive more First Bancorp common stock than First Bancorp has agreed to issue in the merger, then all Home Building Bancorp shareholders who have elected to receive cash or who have made no election will receive cash for their Home Building Bancorp shares and all shareholders who elected to receive First Bancorp common stock will receive a pro rata portion of the available First Bancorp shares plus cash for those shares not converted into First Bancorp common stock.

•
If Stock Is Undersubscribed: If Home Building Bancorp shareholders elect to receive fewer shares of First Bancorp common stock than First Bancorp has agreed to issue in the merger, then all Home Building Bancorp shareholders who have elected to receive First Bancorp common stock will receive First Bancorp common stock and those shareholders who elected to receive cash or who have made no election will be treated in the following manner:

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If the number of shares held by Home Building Bancorp shareholders who have made no election is sufficient to make up the shortfall in the number of First Bancorp shares that First Bancorp is required to issue, then all Home Building Bancorp shareholders who elected cash will receive cash, and those shareholders who made no election will receive both cash and First Bancorp common stock in whatever proportion is necessary to make up the shortfall.

•
If the number of shares held by Home Building Bancorp shareholders who have made no election is insufficient to make up the shortfall, then all Home Building Bancorp shareholders who made no election will receive First Bancorp common stock and those Home Building Bancorp shareholders who elected to receive cash will receive cash and First Bancorp common stock in whatever proportion is necessary to make up the shortfall.

Notwithstanding these rules, as described under “—Tax Consequences of the Merger,” it may be necessary for First Bancorp to reduce the number of shares of Home Building Bancorp common stock that will be converted into the right to receive cash and correspondingly increase the number of shares of Home Building Bancorp common stock that will be converted into First Bancorp common stock. If this adjustment is necessary, shareholders who elect to receive cash or a mixture of cash and stock may be required on a pro rata basis to receive a greater amount of First Bancorp common stock than they otherwise would have received.

No guarantee can be made that you will receive the amounts of cash and/or stock you elect. As a result of the allocation procedures and other limitations outlined in this document and in the merger agreement, you may receive First Bancorp common stock or cash in amounts that vary from the amounts you elect to receive.

Election Procedures; Surrender of Stock Certificates

An election form is being mailed separately from this proxy statement/prospectus to holders of shares of Home Building Bancorp common stock on or about the date this proxy statement/prospectus is being mailed. Each election form entitles the holder of the Home Building Bancorp common stock to elect to receive cash, First Bancorp common stock, or a combination of cash and stock, or make no election with respect to the merger consideration you wish to receive.

To make an effective election, you must submit a properly completed election form, along with your Home Building Bancorp stock certificates representing all shares of Home Building Bancorp common stock covered by the election form (or an appropriate guarantee of delivery), to Registrar and Transfer Company on or before 5:00 p.m., Eastern Time, on [______], 2006. Registrar and Transfer Company will act as exchange agent in the merger and in that role will process the exchange of Home Building Bancorp stock certificates for cash and/or First Bancorp common stock. Shortly after the merger, the exchange agent will allocate cash and stock among Home Building Bancorp shareholders, consistent with their elections and the allocation and proration procedures. If you do not submit an election form, you will receive instructions from the exchange agent on where to surrender your Home Building Bancorp stock certificates after the merger is completed. In any event, do not forward your Home Building Bancorp stock certificates with your proxy cards.

You may change your election at any time prior to the election deadline by written notice accompanied by a properly completed and signed later dated election form received by the exchange agent prior to the election deadline or by withdrawal of your stock certificates by written notice prior to the election deadline. All elections will be revoked automatically if the merger agreement is terminated. If you have a preference for receiving either First Bancorp stock and/or cash for your Home Building Bancorp stock, you should complete and return the election form. If you do not make an election, you will be allocated First Bancorp common stock and/or cash depending on the elections made by other shareholders.

Neither First Bancorp nor Home Building Bancorp makes any recommendation as to whether you should elect to receive cash, stock or a combination of cash and stock in the merger. You must make your own decision with respect to your election. Generally, the merger will be a tax-free transaction for Home Building Bancorp shareholders to the extent they receive First Bancorp common stock. See “-Tax Consequences of the Merger.”

If your certificates for Home Building Bancorp common stock are not immediately available or you are unable to send the election form and other required documents to the exchange agent prior to the election deadline, Home Building Bancorp shares may be properly exchanged, and an election will be effective, if:

•
such exchanges are made by or through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office, branch or agency in the United States;

•
the exchange agent receives, prior to the election deadline, a properly completed and duly executed notice of guaranteed delivery substantially in the form provided with the election form (delivered by hand, mail, telegram, telex or facsimile transmission); and

•
the exchange agent receives, within three business days after the election deadline, the certificates for all exchanged Home Building Bancorp shares, or confirmation of the delivery of all such certificates into the exchange agent’s account with The Depository Trust Company in accordance with the proper procedures for such transfer, together with a properly completed and duly executed election form and any other documents required by the election form.

Home Building Bancorp shareholders who do not submit a properly completed election form or revoke their election form prior to the election deadline will have their shares of Home Building Bancorp common stock designated as non-election shares. Home Building Bancorp stock certificates represented by elections that have been revoked will be promptly returned without charge to the Home Building Bancorp shareholder revoking the election upon written request.

After the completion of the merger, the exchange agent will mail to Home Building Bancorp shareholders who do not submit election forms or who have revoked such forms a letter of transmittal, together with instructions for the exchange of their Home Building Bancorp common stock certificates for the merger consideration. Until you surrender your Home Building Bancorp stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any First Bancorp common stock into which your Home Building Bancorp shares have been converted. When you surrender your Home Building Bancorp stock certificates, First Bancorp will pay any unpaid dividends or other distributions, without interest. After the completion of the merger, there will be no further transfers of Home Building Bancorp common stock. Home Building Bancorp stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

If your Home Building Bancorp stock certificates have been either lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. The election form includes instructions on how to provide evidence of ownership.

Accounting Treatment

First Bancorp will account for the merger under the “purchase” method of accounting in accordance with U.S. generally accepted accounting principles. Using the purchase method of accounting, the assets and liabilities of Home Building Bancorp will be recorded by First Bancorp at their respective fair values at the time of the completion of the merger. The excess of First Bancorp’s purchase price over the net fair value of the assets acquired and liabilities assumed will then be allocated to identified intangible assets, with any remaining unallocated cost recorded as goodwill.

Tax Consequences of the Merger

General. The following summary discusses the material anticipated U.S. federal income tax consequences of the merger applicable to a holder of shares of Home Building Bancorp common stock who surrenders all of his or her common stock for shares of First Bancorp common stock and/or cash in the merger. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. residents and citizens who hold their shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No attempt has been made to comment on all U.S. federal income tax consequences of the merger and related transactions that may be relevant to holders of shares of Home Building Bancorp common stock. This discussion also does not address all of the tax consequences that may be relevant to a particular person or the tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons who hold their shares of Home Building Bancorp common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, holders that exercise dissenters’ rights, persons that are, or hold their shares of Home Building Bancorp common stock through, partnerships or other pass-through entities, or persons who acquired their shares of Home Building Bancorp common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address any aspects of state, local, non-U.S. taxation or U.S. federal taxation other than income taxation. No ruling has been requested from the IRS regarding the U.S. federal income tax consequences of the merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Home Building Bancorp shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws.

Opinion Conditions. It is a condition to the obligations of First Bancorp and Home Building Bancorp that First Bancorp receive an opinion by Muldoon Murphy & Aguggia LLP and that Home Building Bancorp receive an opinion by Krieg DeVault LLP to the effect that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. First Bancorp and Home Building Bancorp both expect to be able to obtain the tax opinions if, as expected:

•	First Bancorp and Home Building Bancorp are able to deliver customary representations to First Bancorp’s and Home Building Bancorp’s respective tax counsel; and

•	there is no adverse change in U.S. federal income tax law.

Although the merger agreement allows both First Bancorp and Home Building Bancorp to waive the condition that tax opinions be delivered by Muldoon Murphy & Aguggia LLP and Krieg DeVault LLP, neither party currently anticipates doing so. However, if this condition were waived, Home Building Bancorp would re-solicit the approval of its shareholders prior to completing the merger.

In addition, in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Muldoon Murphy & Aguggia LLP and Krieg DeVault LLP have delivered their opinions to First Bancorp and Home Building Bancorp, respectively, dated as of the date of this proxy statement/prospectus, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Copies of these opinions have been filed as Exhibits 8.1 and 8.2 to the registration statement. Such opinions have been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinions and factual representations contained in certificates of officers of First Bancorp and Home Building Bancorp, all of which must continue to be true and accurate in all material respects as of the effective time of the merger.

If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. The determination by tax counsel as to whether the proposed merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code will depend upon the facts and law existing at the effective time of the proposed merger. The following discussion assumes that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code.

Exchange Solely for First Bancorp Common Stock. No gain or loss will be recognized by a Home Building Bancorp shareholder who receives solely shares of First Bancorp common stock (except for cash received in lieu of fractional shares, as discussed below) in exchange for all of his or her shares of Home Building Bancorp common stock. The tax basis of the shares of First Bancorp common stock received by a Home Building Bancorp shareholder in such exchange will be equal (except for the basis attributable to any fractional shares of First Bancorp common stock, as discussed below) to the basis of the Home Building Bancorp common stock surrendered in exchange for the First Bancorp common stock. The holding period of the First Bancorp common stock received will include the holding period of shares of Home Building Bancorp common stock surrendered in exchange for the First Bancorp common stock, provided that such shares were held as capital assets of the Home Building Bancorp shareholder at the effective time of the merger.

Exchange Solely for Cash. A Home Building Bancorp shareholder who receives solely cash in exchange for all of his or her shares of Home Building Bancorp common stock (and is not treated as constructively owning First Bancorp common stock after the merger under the circumstances referred to below under “—Possible Dividend Treatment”) will recognize gain or loss for federal income tax purposes equal to the difference between the cash received and such shareholder’s tax basis in the Home Building Bancorp common stock surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the Home Building Bancorp shareholder at the effective time of the merger. Such gain or loss will be long-term capital gain or loss if the Home Building Bancorp shareholder’s holding period is more than one year. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

Exchange for First Bancorp Common Stock and Cash. A Home Building Bancorp shareholder who receives a combination of First Bancorp common stock and cash in exchange for his or her Home Building Bancorp common stock will not be permitted to recognize any loss for federal income tax purposes. Such a shareholder will recognize gain, if any, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the transaction. The amount of gain a Home Building Bancorp shareholder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of First Bancorp common stock received exceeds (b) the shareholders’ basis in the Home Building Bancorp common stock to be surrendered in the exchange for the cash and First Bancorp common stock. Any recognized gain could be taxed as a capital gain or a dividend, as described below. The tax basis of the shares of First Bancorp common stock received by such Home Building Bancorp shareholder will be the same as the basis of the shares of Home Building Bancorp common stock surrendered in exchange for the shares of First Bancorp common stock, adjusted as provided in Section 358(a) of the Internal Revenue Code for the cash received in exchange for such shares of Home Building Bancorp common stock. The holding period for shares of First Bancorp common stock received by such Home Building Bancorp shareholder will include such shareholder’s holding period for the Home Building Bancorp common stock surrendered in exchange for the First Bancorp common stock, provided that such shares were held as capital assets of the shareholder at the effective time of the merger.

A Home Building Bancorp shareholder’s federal income tax consequences will also depend on whether his or her shares of Home Building Bancorp common stock were purchased at different times at different prices. If they were, the Home Building Bancorp shareholder could realize gain with respect to some of the shares of Home Building Bancorp common stock and loss with respect to other shares. Such Home Building Bancorp shareholder would have to recognize such gain to the extent such shareholder receives cash with respect to those shares in which the shareholder’s adjusted tax basis is less than the amount of cash plus the fair market value at the effective time of the merger of the First Bancorp common stock received, but could not recognize loss with respect to those shares in which the Home Building Bancorp shareholder’s adjusted tax basis is greater than the amount of cash plus the fair market value at the effective time of the merger of the First Bancorp common stock received. Any disallowed loss would be included in the adjusted basis of the First Bancorp common stock. Such a Home Building Bancorp shareholder is urged to consult his or her own tax advisor respecting the tax consequences of the merger to that shareholder.

Possible Dividend Treatment. In certain circumstances, a Home Building Bancorp shareholder who receives solely cash or a combination of cash and First Bancorp common stock in the merger may receive ordinary income, rather than capital gain, treatment on all or a portion of the gain recognized by that shareholder if the receipt of cash “has the effect of the distribution of a dividend.” The determination of whether a cash payment has such effect is based on a comparison of the Home Building Bancorp shareholder’s proportionate interest in First Bancorp after the merger with the proportionate interest the shareholder would have had if the shareholder had received solely First Bancorp common stock in the merger. This could happen because of your purchase (or the purchase by a family member) of additional First Bancorp stock or a repurchase of shares by First Bancorp. For purposes of this comparison, the Home Building Bancorp shareholder may be deemed to constructively own shares of First Bancorp common stock held by certain members of the shareholder’s family or certain entities in which the shareholder has an ownership or beneficial interest and certain stock options may be aggregated with the shareholder’s shares of First Bancorp common stock. The amount of the cash payment that may be treated as a dividend is limited to the shareholder’s ratable share of the accumulated earnings and profits of Home Building Bancorp at the effective time of the merger. Any gain that is not treated as a dividend will be taxed as a capital gain, provided that the shareholder’s shares were held as capital assets at the effective time of the merger. Because the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each Home Building Bancorp shareholder, shareholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger.

Cash in Lieu of Fractional Shares. A Home Building Bancorp shareholder who holds Home Building Bancorp common stock as a capital asset and who receives in the merger, in exchange for such stock, solely First Bancorp common stock and cash in lieu of a fractional share interest in First Bancorp common stock will be treated as having received such cash in full payment for such fractional share of stock and as capital gain or loss, notwithstanding the dividend rules discussed above.

Backup Withholding. Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which a Home Building Bancorp shareholder is entitled pursuant to the merger, unless the Home Building Bancorp shareholder signs the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the Home Building Bancorp shareholder’s taxpayer identification number, and certification necessary to avoid backup withholding.

Tax Treatment of the Entities. No gain or loss will be recognized by First Bancorp or Home Building Bancorp as a result of the merger.

Regulatory Matters Relating to the Merger

  Completion of the merger is subject to prior approval of the Office of Thrift Supervision. In reviewing applications for transactions of this type, the Office of Thrift Supervision must consider, among other factors, the financial and managerial resources and future prospects of the existing and resulting institutions, and the convenience and needs of the communities to be served. In addition, the Office of Thrift Supervision may not approve a transaction if it will result in a monopoly or otherwise be anticompetitive. First Bancorp filed applications with the Office of Thrift Supervision on July 10, 2006.

Under the Community Reinvestment Act of 1977, the Office of Thrift Supervision must take into account the record of performance of First Federal and Home Building Savings in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each institution. As part of the review process, bank regulatory agencies frequently receive comments and protests from community groups and others. First Federal and Home Building Savings each received a “Satisfactory” rating during their last federal Community Reinvestment Act examinations.

In addition, a period of 15 to 30 days must expire following approval by the Office of Thrift Supervision before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws. While First Bancorp and Home Building Bancorp believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger, or that the Attorney General of the State of Indiana will not challenge the merger, or if any proceeding is instituted or challenge is made, as to the result of the challenge.

The merger cannot proceed in the absence of the requisite regulatory approvals. See “Description of the Merger—Conditions to Completion of the Merger” and “—Termination.” There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval. There can also be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy the condition set forth in the merger agreement and described under “Description of the Merger—Conditions to Completion of the Merger.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the cash consideration or the exchange ratio for converting Home Building Bancorp common stock to First Bancorp common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Interests of Certain Persons in the Merger

Share Ownership. On the record date for the special meeting, Home Building Bancorp’s directors and officers beneficially owned, in the aggregate, 100,561 shares of Home Building Bancorp’s common stock (excluding shares that may be acquired upon the exercise of stock options), representing approximately 41.1% of the outstanding shares of Home Building Bancorp common stock.

As described below, certain of Home Building Bancorp’s officers and directors have interests in the merger that are in addition to, or different from, the interests of Home Building Bancorp’s shareholders generally. Home Building Bancorp’s board of directors was aware of these conflicts of interest and took them into account in approving the merger.

Treatment of Home Building Bancorp Stock Options. Each option to purchase shares of Home Building Bancorp common stock outstanding and unexercised immediately prior to the effective time of the merger will be cancelled and all rights under such option will be extinguished in exchange for a cash payment equal to $43.50 less the exercise price per share of the stock option, multiplied by the number of shares of Home Building Bancorp common stock subject to the stock option, less any required tax withholding. Home Building Bancorp’s executive officers hold, in the aggregate, options to acquire 7,610 shares with a weighted average exercise price of $17.97.

Employment Agreements. First Bancorp has agreed to cause First Federal to enter into employment agreements with three of Home Building Savings’ executive officers. Each of the agreements will have a term of one year that will begin at the closing of the merger and will provide for a salary equal to the executive’s current salary.

Appoint of a Director to the First Bancorp Board of Directors.  First Bancorp will appoint one of Home Building Bancorp’s directors to the boards of directors of First Bancorp and First Federal. That person will be Gregory L. Haag.

Creation of an Advisory Board. First Bancorp has agreed to establish an advisory board for the purpose of advising First Bancorp on its operations in the area served by Home Building Savings. Each director of Home Building Bancorp will be invited to serve on the advisory board. The advisory board will meet no less frequently than monthly, and each advisory director (other than any advisory director who also serves on the board of directors of First Bancorp) will be paid $200 per meeting attended. First Bancorp has agreed to maintain the advisory board for at least two years following the merger.

Continued Director and Officer Liability Coverage. For a period of six years following the effective time of the merger, First Bancorp has agreed to indemnify and hold harmless the current and former officers and directors of Home Building Bancorp and its subsidiaries against any costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation that is a result of matters that existed or occurred at or before the effective time of the merger to the same extent as Home Building Bancorp currently provides for indemnification of its officers and directors. For a period of three years following the effective time of the merger, First Bancorp has also agreed to provide coverage to the officers and directors of Home Building Bancorp immediately prior to the effective time of the merger under the directors’ and officers’ liability insurance policy currently maintained by Home Building Bancorp or under a policy with comparable or better coverage.

Employee Matters

First Bancorp intends to offer employment to all employees of Home Building Savings. Each person who is an employee of Home Building Savings Bank as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of First Federal Bank. First Bancorp will make available employer provided health and other employee welfare benefit plans to each continuing employee on the same basis that it provides such coverage to First Bancorp employees. Former employees of Home Building Savings Bank will be treated as new employees for purposes of First Bancorp’s 401(k) plan and employee stock ownership plan; provided, however, that continuing employees will receive credit for service with Home Building Savings Bank for purposes of vesting and determination of eligibility to participate in First Bancorp’s 401(k) plan, but not accrual of benefits. First Bancorp has also agreed to honor all vested benefits or other vested amounts earned or accrued under Home Building Savings Bank employee benefit plans, contracts and arrangements.

Home Building Bancorp has agreed to withdraw from and terminate its participation in the multiple-employer pension plan known as the “Financial Institutions Retirement Fund” effective July 1, 2006. Home Building Bancorp also will terminate its 401(k) Plan prior to the completion of the merger. Home Building Bancorp may pay bonuses to key employees prior to the effective time of the merger provided that the aggregate amount of such bonuses does not exceed $25,000.

Operations of Home Building Savings after the Merger

After the merger of Home Building Savings and First Federal, the former offices of Home Building Savings will operate as branch offices of First Federal under the name “Home Building Savings Bank.”

Restrictions on Resale of Shares of First Bancorp Common Stock

All shares of First Bancorp common stock issued to Home Building Bancorp’s shareholders in connection with the merger will be freely transferable, except that shares received by persons deemed to be “affiliates” of Home Building Bancorp under the Securities Act at the time of the special meeting may be resold only in transactions permitted by Rule 145 under the Securities Act or otherwise permitted under the Securities Act. This proxy statement/prospectus does not cover any resales of the shares of First Bancorp common stock to be received by Home Building Bancorp’s shareholders upon completion of the merger, and no person may use this proxy statement/prospectus in connection with any resale. Based on the number of shares of First Bancorp common stock anticipated to be received in the merger, it is expected that Rule 145 will limit the amount of shares that certain affiliates of Home Building Bancorp will be able to sell into the market. Persons who may be deemed affiliates of Home Building Bancorp for this purpose generally include directors, executive officers and the holders of 10% or more of the outstanding shares of Home Building Bancorp’s common stock.

Time of Completion

Unless the parties agree otherwise and unless the merger agreement has otherwise been terminated, the closing of the merger will take place on a date designated by First Bancorp that is no later than 30 days following the date on which all of the conditions to the merger contained in the merger agreement are satisfied or waived. See “—Conditions to Completion of the Merger.” On the closing date, First Bancorp will file articles of merger with the Indiana Secretary of State merging Home Building Bancorp into First Bancorp. The merger will become effective at the time stated in the articles of merger.

First Bancorp and Home Building Bancorp are working hard to complete the merger quickly. It is currently expected that the merger will be completed at the end of the third calendar quarter of 2006 or the beginning of the fourth quarter. However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing.

Conditions to Completing the Merger

First Bancorp’s and Home Building Bancorp’s obligations to consummate the merger are conditioned on the following:

●	approval of the merger agreement by Home Building Bancorp shareholders;

●	receipt of all required regulatory approvals without any materially adverse conditions and the expiration of all statutory waiting periods;

●
no party to the merger being subject to any legal order, decree or injunction that prohibits consummating any part of the transaction, no governmental entity having instituted any proceeding for the purpose of blocking the transaction, and the absence of any statute, rule or regulation that prohibits completion of any part of the transaction;

●
the registration statement of which this proxy statement/prospectus forms a part being declared effective by the Securities and Exchange Commission, the absence of any pending or threatened proceeding by the Securities and Exchange Commission to suspend the effectiveness of the registration statement and the receipt of all required state “blue sky” approvals;

●
receipt by each party of all consents and approvals from third parties (other than those required from government agencies) required to complete the merger, unless failure to obtain those consents or approvals would not have a material adverse effect on First Bancorp after completion of the merger;

●
receipt by each party of opinions from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

●
the other party having performed in all material respects its obligations under the merger agreement, the other party’s representations and warranties being true and correct as of the date of the merger agreement and as of the closing date, and receipt of a certificate signed by the other party’s chief executive officer and chief financial officer to that effect; and

●	to the extent required, the shares of First Bancorp common stock issuable pursuant to the merger being approved for listing on The NASDAQ Global Market.

First Bancorp and Home Building Bancorp cannot guarantee whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Conduct of Business Before the Merger

Home Building Bancorp has agreed that, until completion of the merger and unless permitted by First Bancorp, neither it nor its subsidiaries will:

General Business

●	conduct its business other than in the regular, ordinary and usual course consistent with past practice;

●	fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

●	take any action that would adversely affect or delay its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

Indebtedness

●
incur, modify, extend or renegotiate any indebtedness or become responsible for the obligations of any person or entity, other than (a) the creation of deposit liabilities in the ordinary course of business consistent with past practice; and (b) advances from the Federal Home Loan Bank of Indianapolis with a maturity of not more than one year;

●	prepay any such indebtedness so as to cause itself to incur a prepayment penalty thereunder;

Capital Stock

●	adjust, split, combine or reclassify its capital stock;

●
pay any cash or stock dividends or make any other distribution on its capital stock, except for regular quarterly cash dividends at a rate not exceeding $0.115 per share of Home Building Bancorp common stock and dividends paid by any of Home Building Bancorp’s subsidiaries for the purpose of enabling Home Building Bancorp to pay such dividends;

●	grant any stock appreciation rights or grant any third party a right to acquire any of its shares of capital stock;

●	issue any additional shares of capital stock or any securities convertible or exercisable for any shares of its capital stock, except pursuant to the exercise of outstanding stock options;

●	redeem, purchase or otherwise acquire any shares of its capital stock;

Dispositions

●	dispose of any of its material assets or cancel or release any indebtedness, other than in the ordinary course of business or pursuant to commitments existing as of the date of the merger agreement;

Investments

●	make any equity investment other than pursuant to commitments existing as of the date of the merger agreement;

Contracts

●
enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving the payment of less than $10,000 per year, and those specifically permitted by the merger agreement;

Loans

●
make, renegotiate, renew, increase, extend, modify or purchase any loans, advances, credit enhancements or extensions, other than existing loan commitments and those in conformity with lending policies in effect as of the date of the merger agreement, in amounts not to exceed an aggregate of $400,000 with respect to any one borrower;

●
make or increase any loan or extension of credit or commit to make or increase any such loan or extension of credit to any director or executive officer of Home Building Bancorp or Home Building Savings Bank, except for loans or extensions of credit on terms made available to the general public and other than renewals of existing loans or commitments to loan;

Employees

●	increase the compensation or fringe benefits of any of its employees or directors, except in the ordinary course of business consistent with past practice;

●	pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any employees or directors;

●	become a party to, amend or commit to any benefit plan or employment agreement;

●	voluntarily accelerate the vesting or the lapsing of any restrictions with respect to any stock options or other stock-based compensation;

●	elect any new senior executive officer or director;

●	hire any employee with an annual total compensation in excess of $30,000;

Settling Claims

●	settle any claim against it for more than $20,000 or impose or agree to material restrictions on its operations;

Governing Documents

●	amend its articles of incorporation or bylaws;

Investment in Debt Securities

●	make any material change to its investment securities portfolio or interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

●
make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than one year;

Capital Expenditures

●	make any capital expenditures other than pursuant to binding commitments and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

Branches

●	establish or commit to establish any new branch or other office or file an application to relocate or terminate the operation of an existing banking office;

Accounting

●	change its method of accounting, except as required by changes in generally accepted accounting principles or regulatory guidelines;

Merger Agreement

●
take any action that is intended or expected to result in any of its representations and warranties under the merger agreement being or becoming untrue in any material respect or in the conditions to the merger not being satisfied or in a violation of a provision of the merger agreement;

●	knowingly take any action that would prevent or impede the merger from qualifying as a reorganization under Section 368 of the Internal Revenue Code; or

Other Agreements

●	agree to take, commit to take any or adopt any resolutions in support of any of the foregoing actions.

First Bancorp has agreed that, until the completion of the merger and unless permitted by Home Building Bancorp, it will not:

●	take any action that would adversely affect or delay its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

●
take any action that is intended or expected to result in any of its representations and warranties under the merger agreement being or becoming untrue in any material respect or in the conditions to the merger not being satisfied or in a violation of a provision of the merger agreement;

●	knowingly take any action that would prevent or impede the merger from qualifying as a reorganization under Section 368 of the Internal Revenue Code; or

●	agree to take, commit to take or adopt any resolutions in support of any of the foregoing actions.

Covenants of Home Building Bancorp and First Bancorp in the Merger Agreement

Agreement Not to Solicit Other Proposals. Home Building Bancorp has agreed not to solicit, initiate, encourage or facilitate any acquisition proposal by a third party, to participate in discussions or negotiations regarding an acquisition proposal or to enter into any agreement requiring it to abandon or terminate the merger agreement with First Bancorp. An acquisition proposal includes the following:

●	any merger, consolidation, share exchange, business combination, or other similar transaction involving Home Building Bancorp or its subsidiaries;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of Home Building Bancorp;

●	any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of Home Building Bancorp; and

●	any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Despite the agreement of Home Building Bancorp not to solicit other acquisition proposals, the board of directors of Home Building Bancorp may generally negotiate or have discussions with, or provide information to, a third party who makes an unsolicited, written, bona fide acquisition proposal, provided that the Home Building Bancorp board of directors:

●
after consultation with and receipt of advice from outside legal counsel, in good faith deems such action to be necessary for the proper discharge of its fiduciary duties to Home Building Bancorp shareholders under applicable law; and

●
after consultation with its financial advisor, determines in good faith that the transaction presented by such unsolicited acquisition proposal, taking into account all legal, financial and regulatory aspects of the proposal, the person making the proposal and the prospects and interests of Home Building Bancorp and its shareholders, is a more favorable transaction (a “superior proposal”) than the transaction contemplated by the merger agreement with First Bancorp.

If Home Building Bancorp receives a proposal or information request from a third party or enters into negotiations with a third party regarding a superior proposal, Home Building Bancorp must immediately notify First Bancorp and provide First Bancorp with information about the third party and its proposal.

Certain Other Covenants. The merger agreement also contains other agreements relating to the conduct of First Bancorp and Home Building Bancorp before consummation of the merger, including the following:

●
Home Building Bancorp will give First Bancorp reasonable access during normal business hours to Home Building Bancorp’s property, books, records and personnel and furnish all information First Bancorp may reasonably request;

●
Home Building Bancorp will promptly provide First Bancorp with a copy of all documents filed with its banking regulators, each management report provided to its board of directors and each public press release;

●	Home Building Bancorp will meet with First Bancorp on a regular basis to discuss and plan for the conversion of Home Building Bancorp data processing and related electronic information systems;

●
Home Building Bancorp will invite a non-voting designee of First Bancorp to attend all regular and special board of directors or senior management committee meetings of Home Building Bancorp or Home Building Savings Bank except that First Bancorp’s designee will not attend portions of any meeting during which there is being discussed: (a) matters involving the merger; (b) information or material that Home Building Bancorp or Home Building Savings Bank must keep confidential under applicable laws or regulations; or (c) pending or threatened litigation or investigations material to the merger;

●
First Bancorp and Home Building Bancorp will use their reasonable best efforts to submit all necessary applications, notices, and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions;

●	First Bancorp and Home Building Bancorp will use their reasonable best efforts to obtain all third party consents necessary to consummate the merger;

●
Home Building Bancorp will take any necessary action to exempt First Bancorp and this transaction from any anti-takeover provisions contained in Home Building Bancorp’s articles of incorporation or bylaws or federal or state law;

●	First Bancorp and Home Building Bancorp will use all reasonable efforts to take all actions necessary to consummate the merger and the transactions contemplated by the merger agreement;

●	Home Building Bancorp and First Bancorp will consult with each other regarding any public statements about the merger and any filings with any governmental entity;

●
First Bancorp will file a registration statement, of which this proxy statement/prospectus forms a part, with the Securities and Exchange Commission registering the shares of First Bancorp common stock to be issued in the merger to Home Building Bancorp shareholders;

●
First Bancorp and Home Building Bancorp will issue a joint press release announcing the merger and will consult with one another prior to issuing any press release or otherwise making public statements with respect to the merger;

●
Home Building Bancorp will take all actions necessary to convene a meeting of its shareholders to vote on the merger agreement. The Home Building Bancorp board of directors will recommend at the shareholder meeting that the shareholders vote to approve the merger and will use its reasonable best efforts to solicit shareholder approval, unless it determines that such actions would not comply with its fiduciary obligations to Home Building Bancorp shareholders;

●
Prior to completion of the merger, First Bancorp will notify The NASDAQ Global Stock Market of the additional shares of First Bancorp common stock that First Bancorp will issue in exchange for shares of Home Building Bancorp common stock;

●
Home Building Bancorp will use its reasonable best efforts to cause each person who is an affiliate of it under Rule 145 of the Securities Act to deliver to First Bancorp a letter to the effect that such person will comply with Rule 145; and

●
First Bancorp and Home Building Bancorp will notify each other of any material contract defaults and any events that would reasonably be likely to result in a material adverse effect on the other. They also will notify each other of any communication from a third party regarding the need to obtain that party’s consent in connection with the merger.

Representations and Warranties Made by First Bancorp and Home Building Bancorp in the Merger Agreement

First Bancorp and Home Building Bancorp have made certain customary representations and warranties to each other in the merger agreement relating to their businesses. For information on these representations and warranties, please refer to the merger agreement attached as Annex A. The representations and warranties must be true in all material respects through the completion of the merger unless the change does not have a material negative impact on the parties’ business, financial condition or results of operations. See “—Conditions to Completion of the Merger.”

The representations and warranties contained in the merger agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purpose of allocating risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors as statements of factual information.

Terminating the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the merger, either before or after approval of the merger agreement by Home Building Bancorp shareholders, as follows:

●	by the written mutual consent of First Bancorp and Home Building Bancorp;

●
by either party, if the shareholders of Home Building Bancorp fail to approve the merger agreement (provided that Home Building Bancorp will only be entitled to terminate for this reason if it has complied with its obligations under the merger agreement with respect to its shareholder meeting);

●
by either party, if a required regulatory approval, consent or waiver is denied or any governmental entity prohibits the consummation of the merger or the transactions contemplated by the merger agreement;

●
by either party, if the merger is not consummated by December 31, 2006, unless failure to complete the merger by that time is due to a misrepresentation, breach of a warranty or failure to fulfill a covenant by the party seeking to terminate the agreement;

●
by either party, if the other party makes a misrepresentation, breaches a warranty or fails to fulfill a covenant that has not been cured within 30 days following written notice to the party in default;

●
by First Bancorp, if Home Building Bancorp materially breaches its agreements regarding the solicitation of other acquisition proposals or the submission of the merger agreement to shareholders, or if the board of directors of Home Building Savings does not recommend approval of the merger in the proxy statement/prospectus or withdraws or revises its recommendation in a manner adverse to First Bancorp;

●
by Home Building Bancorp, if the average closing price of First Bancorp common stock during the measurement period for determining the exchange ratio is less than $16.80 and First Bancorp common stock underperforms the America’s Community Bankers NASDAQ Index between the date of the merger agreement and the measurement period by 20%, unless First Bancorp agrees to increase the exchange ratio pursuant to a formula specified in the merger agreement that would increase the value of the stock portion of the merger consideration to $38.67 or eliminate the underperformance in the index, whichever is less; or

●
by First Bancorp, if, on the basis of one or more Phase II Environmental Site Assessment Reports regarding the real estate owned by Home Building Bancorp, First Bancorp reasonably concludes that the aggregate costs of corrective action would exceed $150,000.

Termination Fee

The merger agreement requires Home Building Bancorp to pay First Bancorp a fee of $500,000 if the merger agreement is terminated in certain circumstances that involve a competing offer.

Specifically, Home Building Bancorp must pay the termination fee if First Bancorp terminates the merger agreement as a result of a breach by Home Building Bancorp of its covenant regarding the solicitation of competing offers or its obligation to call a shareholder meeting or if Home Building Bancorp’s board of directors fails to recommend approval of the merger or upon the withdrawal, qualification or revision of its recommendation to approve the merger.

If either party terminates the Merger Agreement as a result of the failure of Home Building Bancorp’s stockholders to approve the merger and an acquisition proposal from a third party has been publicly announced, disclosed or communicated prior to the date of the shareholders meeting, then Home Building Bancorp must pay 1/3 of the termination fee. If First Bancorp terminates the Merger Agreement because of a material breach by Home Building Bancorp, and an acquisition proposal from a third party has been publicly announced, disclosed or communicated prior to the date of termination, then Home Building Bancorp must pay 1/3 of the termination fee. If within 12 months after such termination, Home Building Bancorp consummates or enters into any agreement with respect to an acquisition proposal, then it must pay the remainder of the fee.

Under no circumstances will Home Building Bancorp be required to pay more than $500,000 in the aggregate under the termination fee provisions.

Expenses

Each of First Bancorp and Home Building Bancorp will pay its own costs and expenses incurred in connection with the merger.

Changing the Terms of the Merger Agreement

Before the completion of the merger, First Bancorp and Home Building Bancorp may agree to waive, amend or modify any provision of the merger agreement. However, after the vote by Home Building Bancorp shareholders, First Bancorp and Home Building Bancorp can make no amendment or modification that would reduce the amount or alter the kind of consideration to be received by Home Building Bancorp’s shareholders under the terms of the merger.

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated condensed combined balance sheet as of March 31, 2006 and the unaudited pro forma consolidated condensed combined statements of income for the nine months ended March 31, 2006 and the year ended June 30, 2005 give effect to the pending merger. First Bancorp’s fiscal year ends June 30 and Home Building Bancorp’s fiscal year ends September 30. The historical consolidated statements of income of Home Building Bancorp as presented in the unaudited pro forma condensed combined statements of income are for the nine months ended March 31, 2006 and the year ended September 30, 2005.

The unaudited pro forma consolidated condensed combined financial information is based on the historical consolidated financial statements of First Bancorp and Home Building Savings under the assumptions and adjustments set forth in the accompanying notes. The unaudited pro forma consolidated condensed combined balance sheet gives effect to the merger as if the merger had been consummated at March 31, 2006. The unaudited pro forma consolidated condensed combined statements of income give effect to the merger as if the merger had been completed at the beginning of the periods presented.

You should read the unaudited pro forma consolidated condensed combined financial statements in conjunction with the historical consolidated financial statements of First Bancorp and Home Building Bancorp that appear elsewhere in this document. The pro forma information is not necessarily indicative of the combined financial position or the results of operations in the future or of the combined financial position or the results of operations that would have been realized had the merger been consummated during the periods or as of the dates for which the pro forma information is presented.

Pro forma per share amounts for the combined company are based on exchange ratio of 2.2104.

First Bancorp Of Indiana, Inc. and Home Building Bancorp, Inc.
Unaudited Pro Forma Consolidated Condensed Combined Balance Sheet
As of March 31, 2006

	Historical
(in thousands)	First Bancorp	Home Building	Pro Forma Adjustments			Pro Forma Combined

Assets
Cash and due from banks	$5,505	$2,160		$(6,650)	C	$1,015
Interest-bearing demand deposits and federal funds sold	9,657	498				10,155
Certificates of deposit	284	6,536		(29)	D	6,791
Securities held to maturity	14,936	935		(16)	D	15,855
Securities available for sale	54,108	9,370			D	63,478
Total loans	179,701	38,711			D	218,412
Less: Allowance for loan losses	864	275				1,139
Net loans	178,837	38,436				217,273
Premises and equipment, net	7,484	685				8,169
Goodwill	1,786	0		4,310	D	6,096
Core deposit intangibles	106	0		670	E	776
Federal Home Loan Bank stock	3,814	555				4,369
Other assets	12,351	648		51	F	13,050
Total assets	$288,868	$59,823		$(1,664)		$347,027

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$12,399	$2,197	$			$$14,596
Interest-bearing	171,181	42,591		(308)	D	213,464
Total deposits	183,580	44,788		(308)		228,060
Short-term borrowings	0	0				0
Long-term debt	72,000	7,900		(34)	D	79,866
Other liabilities	4,651	257				4,908
Total liabilities	260,231	52,945		(342)		312,834

Common stock	23	3		0	G	26
Capital surplus	22,336	3,598		1,955	G	27,889
Retained earnings	19,123	5,345		(5,345)	G	19,123
Net accumulated other comprehensive income (loss)	(987)	(158)		158	G	(987)
Unreleased employee stock ownership plan shares	(734)	0				(734)
Treasury stock at cost	(11,124)	(1,910)		1,910		(11,124)
Total stockholders’ equity	28,637	6,878		(1,322)		34,193
Total liabilities and stockholders’ equity	$288,868	$59,823		$(1,664)		$347,027
See Notes to the Unaudited Pro Forma Consolidated Condensed Combined Financial Statements

First Bancorp Of Indiana, Inc. and Home Building Bancorp, Inc.
Unaudited Pro Forma Consolidated Condensed Combined Statement of Income
Nine Months Ended March 31, 2006

	Historical
(In thousands, except per share data)	First Bancorp	Home Building	Pro Forma Adjustments			Pro Forma Combined

Interest Income:
Loans, including fees	$7,747	$1,900	$			$$9,647
Investment securities	2,342	347		70	H	2,759
Other	334	229		(159)	H	404
Total interest income	10,423	2,476		(89)		12,810
Interest Expense:
Deposits	3,506	815		116	H	4,437
Borrowings	1,919	322		13	H	2,254
Other	78	0				78
Total interest expense	5,503	1,137		129		6,769
Net interest income	4,920	1,339		(218)		6,041
Less provision for loan losses	222	20				242
Net interest income, after provision for loan losses	4,698	1,319		(218)		5,799
Non-Interest Income:
Service charges on deposit accounts	312	139				451
Net gains (losses) on sale of fixed assets	686	(1)				685
Other non-interest income	1,173	0				1,173
Total non-interest income	2,171	138				2,309
Non-Interest Expense:
Salaries and employee benefits	2,873	594		(119)	I	3,348
Occupancy, equipment and external processing	809	180				989
Other non-interest expense	1,463	253		(76)	I	1,640
Total non-interest expense	5,145	1,027		(195)		5,977
Income before income taxes	1,724	430		(23)		2,131
Income tax expense	567	153		(9)		711
Net income	$1,157	$277		$(14)		$1,420
Net Income Per Share Amounts:
Basic	$0.77	$1.10				$0.80
Diluted	0.75	1.09				0.78
Weighted Average Common Shares:
Basic	1,498	252		30	J	1,780
Diluted	1,550	253		29	J	1,832

See Notes to the Unaudited Pro Forma Consolidated Condensed Combined Financial Statements

First Bancorp Of Indiana, Inc. and Home Building Bancorp, Inc.
Unaudited Pro Forma Consolidated Condensed Combined Statement of Income
Year Ended June 30, 2005

	Historical
(In thousands, except per share data)	First Bancorp	Home Building	Pro Forma Adjustments		Pro Forma Combined

Interest Income:
Loans, including fees	$10,531	$2,480			$$13,011
Investment securities	2,910	413	93	H	3,416
Other	259	204	(109)	H	354
Total interest income	13,700	3,097	(16)		16,781
Interest Expense:
Deposits	4,170	881	154	H	5,205
Borrowings	1,725	385	17	H	2,127
Other	108	0			108
Total interest expense	6,003	1,266	171		7,440
Net interest income	7,697	1,831	(187)		9,341
Less: provision for loan losses	106	48			154
Net interest income, after provision for loan losses	7,591	1,783	(187)		9,187
Non-Interest Income:
Service charges on deposit accounts	371	84			455
Net gains on sales of loans and securities	40	4			44
Other non-interest income	1,013	62			1,075
Total non-interest income	1,424	150			1,574
Non-Interest Expense:
Salaries and employee benefits	3,828	749	(150)	I	4,427
Occupancy, equipment and external processing	1,061	232			1,293
Other non-interest expense	1,697	315	(91)	I	1,921
Total non-interest expense	6,586	1,296	(241)		7,641
Income before income taxes	2,429	637	54		3,120
Income tax expense	897	229	21		1,147
Net income	$1,532	$408	$33		$1,973
Net Income Per Share Amounts:
Basic	$1.02	$1.63			$1.10
Diluted	0.98	1.60			1.07
Weighted Average Common Shares:
Basic	1,506	250	32	J	1,788
Diluted	1,566	254	28	J	1,848

See Notes to the Unaudited Pro Forma Consolidated Condensed Combined Financial Statements

First Bancorp Of Indiana, Inc. and Home Building Bancorp, Inc.
Notes to Unaudited Pro Forma Consolidated
Condensed Combined Financial Statements

Note A

The unaudited pro forma consolidated condensed combined balance sheet of First Bancorp and subsidiaries and Home Building Bancorp and subsidiaries at March 31, 2006 has been prepared as if the merger had been consummated on that date. The unaudited pro forma consolidated condensed combined statements of income for the nine months ended March 31, 2006 and year ended June 30, 2005 have been prepared as if the merger had been consummated at the beginning of the periods presented. The unaudited pro forma consolidated condensed combined financial statements are based on the historical financial statements of First Bancorp and Home Building Bancorp and give effect to the merger under the purchase method of accounting and the assumptions and adjustments in the notes that follow.

Since Home Building Bancorp has as September 30 fiscal year end and First Bancorp has a June 30 fiscal year end, Home Building Bancorp’s historical data for the nine months ended March 31, 2006 was calculated by adding the results from the fourth quarter of fiscal 2005 to the first six months of fiscal 2006. Data for Home Building Bancorp at or for the year ended June 30, 2005 is for Home Building Bancorp’s fiscal year ended September 30, 2005.

Assumptions relating to the pro forma adjustments set forth in the unaudited pro forma consolidated condensed combined financial statements are summarized as follows:

(i) Estimated fair values—The estimated fair value and resulting net discount/premium on securities held-to-maturity, for purposes of these pro forma financial statements, is being accreted/amortized to interest income on a sum-of-the-years digits method over five years. The actual discount/premium will be accreted/amortized to interest income to produce a constant yield to maturity. The resulting net premium and discount on deposits and borrowings, respectively, is being amortized/accreted into interest expense on a sum-of-the-years digits method over their remaining estimated lives.

(ii) Income taxes—A net deferred tax asset was recorded equal to the deferred tax consequences associated with the differences between the tax basis and book basis of the assets acquired and liabilities assumed, using an effective tax rate of 39.6%. First Bancorp’s actual effective tax rate for 2005 was 36.9% and Home Building Bancorp’s actual effective tax rate for 2005 was 36.0%. First Bancorp calculated the expected pro forma effective tax rate on the basis of federal, state, and local statutory tax rates.

Certain reclassifications have been made to Home Building Bancorp’s financial information in order to conform to First Bancorp’s financial information.

Note B

Purchase Price of Home Building Bancorp
Home Building Bancorp common stock outstanding	255,428	(1)
Exchange ratio	2.2104
Total First Bancorp common stock to be issued	282,295
Purchase price per First Bancorp common share	$19.68	(2)
	$5,555,559
Cash payment to Home Building Bancorp shareholders			$5,555,559	(1)
Cash-out of stock options, net of tax			$117,363	(3)
Estimated transaction costs, net of tax			$211,400	(4)
Total purchase price			$11,439,881

(1)	Based on shares of Home Building Bancorp common stock outstanding as of March 31, 2006.

(2)	Based on the average per share closing price of First Bancorp common stock from May 17, 2006 through May 31, 2006.

(3)
Based on 39.6% tax rate. Assumes all outstanding Home Building Bancorp stock options are exchanged for cash and no Home Building Bancorp stock options are exchanged for First Bancorp stock options. At March 31, 2006, there were 7,610 options to purchase shares of Home Building Bancorp common stock at a weighted average price of $17.97.

(4)	Based on 39.6% tax rate assuming certain expenses are not deductible for tax purposes. Estimated transaction costs, net of tax, are $211,400, as follows:

	First Bancorp	Home Building
	(in thousands)
Professional services	300	200
Facilities, conversion and other expense	50	350
Sub-total	350	550
Tax (effective rate 39.6%)	139	218
Estimated transaction cost, net of tax	$211	$332

Note C

Reflects cash paid in exchange for Home Building Bancorp common stock totaling $5,555,559, payments for the cash-out of stock options totaling $194,310, First Bancorp transaction costs of $350,000, and Home Building Bancorp transaction costs of $550,000. Home Building Bancorp’s transaction costs include an estimated $350,000 associated with the withdrawal from Home Building Bancorp’s defined benefit pension plan effective June 30, 2006.

Note D

Purchase accounting adjustments are estimated as follows:

	(in thousands)
Home Building Bancorp’s net assets at March 31, 2006		$6,878
Accrual of Home Building Bancorp after-tax merger related charges		(332)
Fair value adjustment (1):
Loans	$0
Deposits	308
Borrowings	34
Certificates of deposits	(29)
Securities held-to-maturity	(16)
Premises and equipment	0
Core deposit intangibles	670
	967
Deferred taxes on purchase accounting adjustments (39.6%)	383
Total net fair value adjustments to net assets acquired	584	584

Elimination of all of Home Building Bancorp’s intangible assets		0
Adjusted net assets acquired		$7,130

The excess of cost over the fair value of the net assets acquired is set forth below:

(in thousands)
Total purchase price	$11,440
Net assets acquired	7,130
Total excess of cost over fair value of net assets acquired	$4,310

(1)	Fair value adjustments in accordance with purchase accounting under generally accepted accounting principles.

Note E

Reflects core deposit intangible created, which is estimated to be $670,000.

Note F

Reflects $51,000 of net additions to deferred tax assets as a result of fair value adjustments, cash-out of stock options, and transaction costs.

Note G

Issuance of First Bancorp common stock of $5,555,559 and elimination of Home Building Bancorp’s equity of $6,878,193.

Note H

Pro forma adjustments to interest income and interest expense were calculated as follows:

	For the Year Ended June 30, 2005	For the Nine Months Ended March 31, 2006
	(in thousands)
Accretion of discount on securities (5 years using sum-of-the-years digits method)	$93	$70
Accretion of discount on purchased CDs (2 years using sum-of-the-years digits method)	19	15
Opportunity cost on net cash disbursed at average fed fund rate for applicable period	(128)	(174)
Total net adjustments—interest income	$(16)	$(89)
Amortization of premium on deposits (3 years using sum-of-the-years digits method)	$154	$116
Amortization of premium on borrowings (3 years using sum-of-the-years digits method)	17	13
Total net adjustments—interest expense	$171	$129

The use of the sum-of-the-years digits method approximates the level-yield method.

Note I

(1)	The core deposit intangible of $670,000 is estimated to have a useful life of 10 years and is amortized over 10 years on a straight-line basis.

(2)	Salary and employee benefits are expected to be reduced approximately 20% due primarily to the retirement of the chief executive officer and the withdrawal from the defined benefit pension plan.

(3)	Other noninterest expenses are expected to be reduced 50%.

Note J

Basic and fully diluted weighted average number of common and common stock equivalents utilized for the calculation of earnings per share for the periods presented were calculated using First Bancorp’s historical weighted average basic and diluted shares plus 282,295 shares to be issued to Home Building Bancorp’s shareholders under the terms of the merger agreement.

  DESCRIPTION OF FIRST BANCORP CAPITAL STOCK

The following summary describes the material terms of First Bancorp’s capital stock and is subject to, and qualified by, First Bancorp’s articles of incorporation and bylaws and the Indiana Business Corporation Law (“IBCL”). See “Where You Can Find More Information” as to how to obtain a copy of First Bancorp’s articles of incorporation and bylaws.

General

First Bancorp is authorized to issue 9,000,000 shares of common stock having a par value of $.01 per share, and 1,000,000 shares of preferred stock having a par value of $.01 per share. At March 31, 2006, 1,553,748 shares of common stock were outstanding. At that date, no preferred shares were outstanding.

Common Stock

First Bancorp’s outstanding shares of common stock are, and the shares of common stock to be issued in the merger will be, validly issued, fully paid and non assessable. The holders of First Bancorp’s common stock have no preemptive or subscription rights to purchase any of its securities. Subject to the prior rights of any preferred stock then outstanding, upon First Bancorp’s liquidation, dissolution or winding up, the holders of First Bancorp’s common stock are entitled to receive, pro rata, First Bancorp’s assets which are legally available for distribution after payment of all debts and other liabilities and the distribution of the liquidation account established in connection with First Bancorp’s conversion from a mutual savings and loan association.

There is no cumulative voting in the election of directors. Generally, each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. However, First Bancorp’s articles of incorporation provide that in no event shall any person, who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of shareholders entitled or permitted to vote on any matter (the “10% limit”), be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit, unless a majority of the board of directors grants such entitlement or permission in advance.

Subject to the rights of holders of preferred stock which may be issued, the holders of outstanding shares of First Bancorp’s common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as First Bancorp’s board of directors may from time to time determine. The IBCL generally limits dividends to an amount equal to the excess of First Bancorp’s net assets over its stated capital. It is First Bancorp’s intention to continue to pay cash dividends on its common stock so long as permitted by Indiana law, applicable banking regulations and the terms of the junior subordinated debentures and trust preferred securities. First Bancorp cannot assure you, however, that it will pay dividends or that it will not reduce or eliminate dividends in the future. The declaration and payment of dividends on First Bancorp’s common stock is at the discretion of its board of directors and is dependent on First Bancorp’s earnings and financial condition, First Bancorp’s ability to meet its liquidity and capital requirements, the general economic and regulatory climate, First Bancorp’s ability to satisfy any equity or debt obligations senior to its common stock, and other matters deemed relevant by First Bancorp’s board of directors.

Preferred Stock

First Bancorp’s articles of incorporation authorize its board of directors, without shareholder action, to issue preferred stock in one or more series and to establish the designations, dividend rates and rights, dissolution or liquidation rights, preferences, price and terms and conditions on which shares may be redeemed, terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in First Bancorp’s control. As of the date of this proxy statement/prospectus, no shares of preferred stock are outstanding.

Restrictions on Acquisition

The IBCL contains a “five year freeze” statute that generally prohibits First Bancorp from engaging in a business combination with any interested shareholder for a period of five years from the date the person became an interested shareholder unless certain conditions are met. The IBCL also contains a “control shares acquisition” statute that provides that “acquiring persons” who hold more than a specified percentage of the stock of a public company will not possess voting rights for the stock unless voting rights are approved by both (i) a majority of the voting stock and (ii) a majority of the voting stock excluding the shares held by the acquiring person or any officer or director of the company.

First Bancorp’s articles of incorporation and bylaws contain provisions relating to corporate governance and to the rights of shareholders. Some of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control of First Bancorp. These include: (1) a classified board of directors; (2) authorization of the issuance of “blank check” preferred stock by First Bancorp’s board of directors without shareholder approval; (3) advance notice requirements for nominations for election to the board or for proposing matters that can be acted on by shareholders at shareholder meetings; (4) limiting the removal of directors by the board of directors and shareholders to removal for cause; (5) supermajority voting requirements for certain business combinations; and (6) limiting the persons who may call special meetings of shareholders.

Transfer Agent and Registrar

The Transfer Agent and Registrar for First Bancorp’s common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

COMPARISON OF RIGHTS OF SHAREHOLDERS

The rights of shareholders of First Bancorp are currently governed by First Bancorp’s articles of incorporation, bylaws and applicable provisions of the IBCL. The rights of shareholders of Home Building Bancorp are currently governed by Home Building Bancorp’s articles of incorporation, bylaws and applicable provisions of the IBCL. If the merger is completed, Home Building Bancorp shareholders who receive First Bancorp common stock will become First Bancorp shareholders and their rights will likewise be governed by First Bancorp’s articles of incorporation and bylaws and the IBCL.

The following is a summary of the material differences between the rights of a Home Building Bancorp shareholder and the rights of a First Bancorp shareholder. This summary is not a complete statement of the differences between the rights of Home Building Bancorp shareholders and the rights of First Bancorp shareholders and is qualified in its entirety by reference to the governing law of each corporation and to the articles of incorporation and bylaws of each corporation. Copies of First Bancorp’s articles of incorporation and bylaws are on file with the Securities and Exchange Commission. Copies of Home Building Bancorp’s articles of incorporation and bylaws are available upon written request addressed to Debra K. Shields, Secretary, Home Building Bancorp, Inc., 200 East Van Trees Street, Washington, Indiana 47501.

Authorized Stock
First Bancorp	Home Building Bancorp

•  The First Bancorp articles of incorporation authorize 10,000,000 shares of capital stock, consisting of 9,000,000 shares of common stock, $.01 par value, and 1,000,000 shares of preferred stock, $.01 par value.

•  At May 31, 2006, there were 1,554,218 shares of First Bancorp common stock issued and outstanding.

•  As of May 31, 2006, there were no shares of preferred stock issued or outstanding.

•  The Home Building Bancorp articles of incorporation authorize 1,250,000 shares of capital stock, consisting of 1,000,000 shares of common stock, $.01 par value and 250,000 shares of preferred stock with no par value.

•  As of May 31, 2006, there were 255,428 shares of Home Building Bancorp common stock issued and outstanding.

•  As of May 31, 2006, there were no shares of preferred stock issued or outstanding.

Voting Rights
First Bancorp	Home Building Bancorp
•  The holders of the common stock exclusively possess all voting power, subject to the authority of the board of directors to offer voting rights to the holders of preferred stock.

•  Each share of common stock is entitled to one vote. Beneficial owners of 10% or more of the outstanding stock are subject to voting limitations.

•  Holders of common stock may not cumulate their votes for the election of directors.

•  The holders of the common stock exclusively possess all voting power, subject to the authorization of the board of directors to offer voting rights to the holders of preferred stock.

•  Each share of common stock is entitled to one vote. Beneficial owners of 10% or more of the outstanding stock are subject to voting limitations.

•  Holders of common stock may not cumulate their votes for the election of directors.

Required Vote for Authorization of Certain Actions
First Bancorp	Home Building Bancorp
•  At least 80% of the outstanding shares of voting stock must approve certain “business combinations” involving a “related person” or any affiliate of a “related person.” However, if two-thirds of directors not affiliated with the interested shareholder approves the business combination or certain pricing criteria are satisfied, a majority vote of the outstanding shares is sufficient to approve a business combination.

•  At least 80% of the outstanding shares of voting stock must approve certain “business combinations” involving an “interested stockholder” or any affiliate of an “interested stockholder.” However, if a majority of directors not affiliated with the interested stockholder approves the business combination or certain pricing criteria are satisfied, a majority vote of the outstanding shares is sufficient to approve a business combination.

Dividends
First Bancorp	Home Building Bancorp
• Holders of common stock are entitled, when declared by the First Bancorp Board, to receive dividends, subject to the rights of holders of preferred stock.	• Holders of common stock are entitled, when declared by the First Bancorp Board, to receive dividends, subject to the rights of holders of preferred stock.

Shareholders’ Meetings
First Bancorp	Home Building Bancorp
•  First Bancorp must deliver notice of the meeting and, in the case of a special meeting, a description of its purpose no fewer than ten days and no more than 60 days before the meeting to each shareholder entitled to vote.

•  Only the chairman of the board or the board of directors may call a special meeting.

•  For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not more than 70 days before the meeting.

•  The board of directors or any shareholder entitled to vote may nominate directors for election or propose new business.

•  To nominate a director or propose new business, shareholders must give written notice to the Secretary of First Bancorp not less than 60 days nor more than 90 days prior to the meeting. However, if First Bancorp gives less than 71 days’ notice or prior public disclosure of the meeting, written notice of the shareholder proposal or nomination must be delivered to the Secretary not later than ten days following the date notice of the meeting was mailed to shareholders or public disclosure of the meeting was made. Each notice given by a shareholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

•  Home Building Bancorp must deliver notice of the meeting and, in the case of a special meeting, a description of its purpose no fewer than ten days and no more than 60 days before the meeting to each shareholder entitled to vote.

•  Special meetings may be called only by the board of directors.

•  For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not less than 10 days and not more than 60 days before the meeting.

•  The board of directors or any shareholder entitled to vote may nominate directors for election or propose new business.

•  To nominate a director or propose new business, shareholders must give written notice to the Secretary of Home Building Bancorp not less than 30 days prior to the meeting. However, if Home Building Bancorp gives less than 40 day’s notice or prior public disclosure of the meeting, written notice of the shareholder proposal or nomination must be delivered to the Secretary not later than ten days following the date notice of the meeting was mailed to shareholders or public disclosure of the meeting was made. Each notice given by a shareholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

Action by Shareholders Without a Meeting
First Bancorp	Home Building Bancorp
• Action that may be taken at a meeting of shareholders may be taken by the unanimous written consent of the shareholders	• Action taken at an annual or special meeting of shareholders must be effected at a duly called meeting and may not be effected by written consent of shareholders.

Board of Directors
First Bancorp	Home Building Bancorp
•  The articles of incorporation and bylaws provide that the number of directors, to be fixed by resolution, shall be between 5 and 15.

•  The board of directors is divided into three classes as equal in number as possible and approximately one-third of the directors are elected at each annual meeting.

•  Vacancies on the board of directors will be filled by a vote of a majority of the remaining directors.

•  Directors may be removed only for cause by the vote of at least two-thirds of the outstanding shares entitled to vote for directors.

•  The bylaws provide that the number of directors may be set by a majority of the board of directors but, in the absence of such designation, be seven.

•  The board of directors is divided into three classes as equal in number as possible and approximately one-third of the directors are elected at each annual meeting.

•  Vacancies on the board of directors will be filled by a majority vote of the remaining directors.

•  Directors may be removed by the vote of at least 80% of the outstanding shares entitled to vote for directors.

Amendment of the Bylaws
First Bancorp	Home Building Bancorp
• The bylaws may be amended or repealed only with the approval of at least two-thirds of the board of directors.	• The bylaws may be amended or repealed with the approval of at least a majority of the board of directors.

Amendment of the Articles of Incorporation
First Bancorp	Home Building Bancorp
•  The articles of incorporation may be amended or repealed upon approval of at least two-thirds of the shares entitled to vote on the matter, unless otherwise provided in the articles of incorporation or Indiana law.

•  The articles of incorporation may be amended or repealed upon approval of at least a majority of the shares entitled to vote on the matter, unless otherwise provided in the articles of incorporation or Indiana law.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

Board of Directors

After the completion of the merger, the board of directors of First Bancorp will consist of all of the current directors of First Bancorp plus one member of Home Building Bancorp’s board of directors. Information regarding the directors of First Bancorp and the members of Home Building Bancorp’s board of directors who will be joining the board of directors of First Bancorp is provided below. The age indicated for each individual is as of June 30, 2006.

The following directors of First Bancorp have terms ending in 2006:

Michael H. Head is the President and Chief Executive Officer of First Bancorp and First Federal. Mr. Head joined First Federal in 1980 and served as a Vice President, Manager of the loan department and Senior Vice President before becoming Executive Vice President in 1996. In 1998, Mr. Head added the title of Chief Operating Officer and in 2000, Mr. Head was named President and Chief Operating Officer of First Federal. In 1999, Mr. Head was named Vice President of First Bancorp. In July 2004, Mr. Head succeeded Harold Duncan as President and Chief Executive Officer of First Bancorp and First Federal. Age 48. Director since 2000.

Timothy A. Flesch is the President and Chief Executive Officer of St. Mary’s Health System, a health care provider. Prior to becoming President of St. Mary’s Health System, Mr. Flesch served as the Chief Financial Officer. Age 55. Director since 2003.

The following directors of First Bancorp have terms ending in 2007:

David E. Gunn is a certified public accountant and the President of Gunn Group, LLC, a business consulting firm. Prior to founding Gunn Group, LLC in 2002, Mr. Gunn was a partner at the certified public accounting firm of Harding Shymanski & Company, P.C. Age 57. Director since 2003.

E. Harvey “Skip” Seaman III is the Owner, President and Chief Executive Officer of Product Acceptance & Research, a nationally known provider of marketing research and marketing services. Age 49. Director since 2001.

Jerome A. Ziemer is the President and majority shareholder of Ziemer Funeral Homes in Evansville, Indiana. Age 68. Director since 1979.

The following directors of First Bancorp have terms ending in 2008:

Harold Duncan is the Chairman of the Board of Directors of First Bancorp and First Federal. He served as President and Chief Executive Officer of First Bancorp from 1999 to June 2004 and as Chief Executive Officer of First Federal from 1991 to June 2004. Mr. Duncan joined First Federal in 1964 and served in several positions before becoming President in 1990. Mr. Duncan added the title of Chief Executive Officer in 1991. Age 65. Director since 1978.

Daniel L. Schenk is the Chancellor of Ivy Tech Community College of Indiana, Evansville, Indiana campus. Age 52. Director since 2002.

Proposed appointee from Home Building Bancorp:

Gregory L. Haag is the President of Haag Heating and Air Conditioning in Washington, Indiana. Age 53.

Executive Officers Who are not Directors

The executive officers of First Bancorp and First Federal will not change as a result of the merger. Information regarding the executive officers of First Bancorp and First Federal who are not also directors is provided below. The age indicated for each individual is as of March 31, 2006.

Kirby W. King joined First Federal in January 1999 as Senior Vice President-Consumer Lending and was named Executive Vice President in October 2000. In July 2004, Mr. King was named Vice President of First Bancorp and Executive Vice President and Chief Operating Officer of First Federal. He was previously employed by United Fidelity Bank as Senior Vice President. Age 52.

George J. Smith joined First Bancorp and First Federal in July 2001 as Treasurer of First Bancorp and Senior Vice President and Chief Financial Officer of First Federal. In July 2004, Mr. Smith was named as Treasurer and Chief Financial Officer of First Bancorp and Executive Vice President and Chief Financial Officer of First Federal. Previously, he was employed by the Office of Thrift Supervision for 15 years in financial analyst and examiner positions. Mr. Smith retired from the United States Army Reserve in 2004 following 26 years of service. Age 50.

Monica L. Stinchfield joined First Federal in 1980. From 1985 to 1993 she served as Assistant Vice President and from 1993 to September 1998, she served as Vice President. In 1996, Ms. Stinchfield became the manager of the loan department and secondary market activity. In September 1998, Ms. Stinchfield became Senior Vice President. Age 50.

Dale Holt joined First Federal in January 1999 as Vice President-Consumer Lending and was named Senior Vice President-Consumer Lending in October, 2000. He was previously employed by United Fidelity Bank as Vice President. Age 52.

Burt King joined First Federal in May 2004 as a Senior Vice President in Commercial Lending. Prior to joining First Federal, Mr. King was employed at Old National Bank in Evansville, Indiana for 30 years, most recently as a Senior Vice President and Regional Mortgage Manager. Age 60.

Richard S. Witte joined First Federal in 1997 and in October 1998 became Vice President. Mr. Witte is responsible for information technology. Mr. Witte was named Senior Vice President in November 2004. Prior to joining First Federal, Mr. Witte was employed by Evansville Federal Savings Bank for 21 years. Age 53.

Executive Compensation

Summary Compensation Table. The following information is furnished for Messrs. Head and King. No other executive officers of First Federal or First Bancorp received a salary and bonus of $100,000 or more during the year ended June 30, 2005.

		Annual Compensation(1)		Long-Term Compensation Awards
Name and Principal Positions	Fiscal Year	Salary ($)(2)	Bonus ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	All Other Compensation ($)

Michael H. Head	2005	$147,200	$26,620	$—	—	$28,493	(3)
President and Chief Executive	2004	131,200	5,000	—	—	20,633
Officer	2003	120,100	4,370	—	—	17,627

Kirby W. King	2005	$98,831	$2,000	$—	—	$21,426	(4)
Vice President	2004	94,725	2,250	—	—	16,877
	2003	88,750	2,094	—	—	11,956

(1)	Does not include the aggregate amount of perquisites and other personal benefits, which did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported.
(2)	Includes board of directors’ fees.
(3)	For 2005, consists of an ESOP allocation valued at $20,133 and a 401(k) employer contribution of $8,390.
(4)	For 2005, consists of an ESOP allocation valued at $15,233 and a 401(k) employer contribution of $6,193.

Aggregated Option Exercises in Last Fiscal Year and Option Value at Fiscal Year End. The following table provides for Messrs. Head and King information regarding the exercise of options during the year ended June 30, 2005 and unexercised stock options as of June 30, 2005.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael H. Head	1,212	$12,696	-	-	-	-
Kirby W. King	800	8,580	15,268	-	$162,528	-

(1)
Value of unexercised in-the-money stock options equals the market value of shares covered by in-the-money options on June 30, 2005 ($19.77 per share) less the option exercise price ($9.125). Options are in-the-money if the market value of shares covered by the options is greater than the exercise price.

Employment Agreement. First Bancorp and First Federal have entered into a three-year employment agreement with Mr. Head. Under the employment agreement, the current salary level for Mr. Head is $140,000, which amount is paid by First Federal and may be increased at the discretion of the board of directors or an authorized committee of the board. On the anniversary of the commencement date of the employment agreement, the term may be extended for an additional year at the discretion of the board. The agreement is terminable by the employers at any time, by the executive if he is assigned duties inconsistent with his initial position, duties, responsibilities and status, or upon the occurrence of certain events specified by federal regulations. If the executive’s employment is terminated without cause or upon the executive’s voluntary termination following the occurrence of an event described in the preceding sentence, First Federal would be required to honor the terms of the agreement through the expiration of the current term, including payment of current cash compensation and continuation of employee benefits.

The employment agreement also provides for a severance payment and other benefits in the event of involuntary termination of employment in connection with any change in control of First Bancorp or First Federal. A severance payment also will be provided on a similar basis in connection with a voluntary termination of employment where, subsequent to a change in control, the executive is assigned duties inconsistent with his position, duties, responsibilities and status immediately prior to such change in control.

The maximum present value of the severance benefits under the employment agreement is 2.99 times the executive’s average annual compensation during the five-year period preceding the effective date of the change in control (the “base amount”). The employment agreement provides that the value of the maximum benefit may be distributed, at the executive’s election, in the form of a lump sum cash payment equal to 2.99 times the executive’s base amount or a combination of a cash payment and continued coverage under First Federal’s health, life and disability programs for a 36-month period following the change in control, the total value of which does not exceed 2.99 times the executive’s base amount. Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times the individual’s base amount are deemed to be “excess parachute payments” if they are contingent upon a change in control. Individuals receiving excess parachute payments are subject to a 20% excise tax on the amount of the payment in excess of the base amount, and First Bancorp would not be entitled to deduct such amount.

The employment agreement restricts the executive’s right to compete against First Bancorp and First Federal for a period of one year from the date of termination of the agreement if he voluntarily terminates employment, except in the event of a change in control.

Supplemental Executive Retirement Programs. First Federal maintains two supplemental executive retirement programs, a program originally adopted in 1994 and amended and restated in 1997 (the “1994 program”) and a program adopted in 2002 (the “2002 program”), for key personnel in order to encourage continued employment and to provide an additional source of retirement income.

The 1994 program provides that, upon the attainment of a specified retirement age, a participating officer will receive a benefit equal to the product of the officer’s highest annual base compensation and the officer’s “wage replacement percentage” reduced by the annual benefits derived by the officer from any other tax-qualified or non-qualified retirement arrangements sponsored by First Federal, provided, however, that the benefit will not be less than a minimum amount. For Mr. Head, the minimum benefit is $1,766 per month. The officer’s retirement age and “wage replacement percentage” are specified in individual agreements entered into between First Federal and the officer. If the officer dies prior to attaining the normal retirement age, a survivor benefit is payable to the officer’s surviving spouse or other designated beneficiary. In the event of an officer’s termination without cause prior to attaining the normal retirement age, payment of the officer’s accrued benefit as of the date of termination is deferred until the officer attains normal retirement age. In the event of disability, the officer may elect to begin receipt of his or her accrued benefit immediately in lieu of a deferred retirement benefit. In the event of a change in control of First Federal, as defined in the 1994 program, followed by the officer’s termination of employment, the officer would be entitled to receive his full normal retirement benefit upon attaining his or her specified retirement age. All benefits are payable in the form of a monthly annuity over a period specified in the officer’s individual agreement. At present, Messrs. Duncan and Head, two other officers and one former employee participate in the 1994 program.

The 2002 program provides that, upon attainment of retirement age, officers designated as participants shall be entitled to receive a supplemental retirement income benefit, payable in the form of a monthly annuity, for a specified period of time. Retirement age, the supplemental retirement income benefit amount, and the payout period are each specified in separate individual agreements entered into between First Federal and the officers. Upon a voluntary or involuntary termination of a participant’s employment for reasons other than cause, death, disability or following a change in control, benefits are deferred until attainment of retirement age, when the participant becomes entitled to the annuitized value of his accrued benefit as of the date of termination, plus interest from the termination date until attainment of the specified retirement age. Upon the death of the participant, his or her designated beneficiary is entitled to receive an annual survivor’s benefit, payable in monthly installments, as well as a one-time lump sum payment of $10,000 to cover funeral expenses. In the event of disability, an officer may elect to begin receipt of his or her accrued benefit immediately, in lieu of a deferred retirement benefit. If the officer dies while receiving disability payments, his or her beneficiary will be entitled to receive the survivor’s benefit, reduced by the number of months in which disability payments were made to the officer. Upon a termination due to a change in control, the officer is entitled to receive at retirement age, in addition to the supplemental retirement income benefit, an additional benefit equal to three years’ worth of benefit accruals, plus interest accrued from termination until retirement age. For Mr. Head, the monthly supplemental retirement income benefit is approximately $8,908, payable for a period of 180 months.

Transactions with Management

The Sarbanes-Oxley Act of 2002 generally prohibits loans by First Bancorp to its executive officers and directors. However, the Sarbanes-Oxley Act contains an exception from such prohibition for loans made by First Federal to its executive officers and directors in compliance with the federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors must generally be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, unless the loan or extension of credit is made under a benefit program generally available to all other employees and does not give preference to any insider over any other employee, and must not involve more than the normal risk of repayment or present other unfavorable features. First Federal currently makes new loans and extensions of credit to First Federal’s executive officers, directors and employees at different rates than those to the general public; however, First Federal does not give preference to any director or officer over any other employee, and such loans do not involve more than the normal risk of repayment or present other unfavorable features. In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, are in excess of the greater of $25,000 or 5% of First Federal’s capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the board of directors.

INFORMATION ABOUT FIRST BANCORP

Business

General

First Bancorp of Indiana, Inc., headquartered in Evansville, Indiana, is the holding company for First Federal Savings Bank. First Bancorp’s sole business activity is the ownership of all of First Federal’s capital stock. First Bancorp does not transact any material business other than through its subsidiary, First Federal. First Bancorp is subject to the regulation of the Office of Thrift Supervision and the Securities and Exchange Commission.

First Federal operates as a community-oriented financial institution. First Federal is regulated by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. First Federal’s deposits have been federally insured by the Federal Deposit Insurance Corporation since 1934. First Federal has been a member of the Federal Home Loan Bank System since 1934.

Market Area and Competition

First Federal conducts its operations through eight offices located in the Evansville, Indiana area. Most of First Federal’s depositors live in the areas surrounding its branches, and most of First Federal’s loans are made to persons in Evansville and the surrounding counties. Evansville is in the southwest corner of Indiana. The service sector (primarily medical services) is the largest source of employment. However, manufacturing has played an increasingly larger role in recent years with the addition or reopening of several plants. The area’s largest manufacturers produce pharmaceuticals, home appliances, aluminum and plastic products, and automobiles. Employers include Whirlpool Corporation, Bristol-Myers Squibb, Alcoa, AK Steel, General Electric and Toyota Motor Corp. Unemployment is currently low and First Federal believes the outlook for the area’s economy is positive.

First Federal faces intense competition for the attraction of deposits and origination of loans in its market area. Its most direct competition for deposits has historically come from the several financial institutions operating in First Federal’s market area and, to a lesser extent, from other financial service companies, such as brokerage firms, credit unions and insurance companies. At June 30, 2005, which is the most recent date for which data is available from the FDIC, First Federal held 3.74% of the deposits in the Evansville, Indiana - Henderson, Kentucky Metropolitan Statistical Area. First Federal’s competition for loans comes primarily from financial institutions in its market area, and to a lesser extent from other financial service providers, such as mortgage companies and mortgage brokers. Additionally, competition for loans has increased due to the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies. First Federal expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Some of the institutions with which First Federal competes are significantly larger than First Federal and, therefore, have significantly greater resources to devote to marketing and technological advancements. While the competition for deposits and the origination of loans could limit First Federal’s future growth, First Federal allocates the resources necessary to maintain, what it believes to be a state-of-the-art product line.

Lending Activities

The following table sets forth the composition of First Federal’s loan portfolio at the dates indicated.

	At June 30,
	2005		2004		2003
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Mortgage loans:
One- to four-family	$79,725	50.61%	$76,178	45.46%	$65,716	46.77%
Construction	4,213	2.67	7,863	4.69	6,131	4.36
Commercial and multi-family	10,151	6.44	4,540	2.71	2,897	2.06
Total mortgage loans	94,089	59.72	88,581	52.86	74,744	53.19
Consumer lines of credit	5,992	3.80	5,358	3.20	4,358	3.10
Savings account loans	129	0.08	157	0.09	170	0.12
Commercial business loans	7,587	4.82	5,467	3.26	7,519	5.35
Consumer loans	49,741	31.58	68,003	40.59	53,721	38.24
Total loans	157,538	100.00%	167,566	100.00%	140,512	100.00%

Less:
Undisbursed loan funds	2,012		3,731		4,224
Net deferred loan fees	125		70		165
Allowance for loan losses	855		1,078		1,101

Net loans	$154,546		$162,687		$135,022

	At June 30,
	2002		2001
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Mortgage loans:
One- to four-family	$67,160	55.80%	$65,257	59.22%
Construction	2,959	2.46	4,405	4.00
Commercial and multi-family	4,384	3.64	2,938	2.67
Total mortgage loans	74,503	61.90	72,600	65.89
Consumer lines of credit	4,462	3.71	5,895	5.35
Savings account loans	181	0.15	369	0.33
Commercial business loans	5,064	4.21	4,415	4.01
Consumer loans	36,138	30.03	26,910	24.42
Total loans	120,348	100.00%	110,189	100.00%

Less:
Undisbursed loan funds	1,369		2,502
Net deferred loan fees	214		208
Allowance for loan losses	831		661

Net loans	$117,934		$106,818

The following table sets forth certain information at June 30, 2005 regarding the dollar amount of loans maturing in First Federal’s portfolio based on their scheduled contractual principal repayments. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Loan balances do not include undisbursed loan funds, deferred loan fees and allowance for loan losses.

	Amount Due
	Within One Year	After One Year Through Three Years	After Three Years Through Five Years	After Five Years Through 10 Years	Beyond 10 Years	Total
	(In thousands)
Mortgage loans:
One- to four-family	$6,167	$8,851	$12,515	$17,872	$34,320	$79,725
Construction	1,701	1,787	50	152	523	4,213
Commercial and multi-family	981	1,273	5,379	2,129	389	10,151
Consumer lines of credit	578	1,250	1,430	1,442	1,292	5,992
Savings account loans	129	-	-	-	-	129
Commercial business loans	3,465	1,734	2,008	293	87	7,587
Consumer loans	13,369	24,563	11,679	130	-	49,741
Total	$26,390	$39,458	$33,061	$22,018	$36,611	$157,538

The following table sets forth, as of June 30, 2005, the dollar amount of all loans due or repricing after June 30, 2006, based on their scheduled contractual principal payments, which have fixed interest rates and have floating or adjustable interest rates.

	Fixed-Rate	Floating or Adjustable Rate
	(In thousands)
Mortgage loans:
One- to four-family	$63,917	$9,641
Construction	2,041	471
Commercial and multi-family	8,687	483
Consumer lines of credit	27	5,387
Savings account loans	-	-
Commercial business loans	2,166	1,956
Consumer loans	36,337	35
Total	$113,175	$17,973

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their contractual terms because of prepayments. In addition, due-on-sale clauses on loans generally give First Federal the right to declare loans immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, decreases when rates on existing mortgage loans are substantially higher than current mortgage loan market rates.

Residential Real Estate Loans. First Federal offers a variety of fixed and adjustable-rate mortgage loan products. The loan fees charged, interest rates and other provisions of First Federal’s mortgage loans are determined by First Federal on the basis of its own pricing criteria and market conditions. Generally, loans originated by First Federal conform to Fannie Mae underwriting standards. First Federal’s fixed-rate loans typically have maturities of 15 to 30 years, although recently 15 to 20 year loans have constituted the largest percentage of originations. First Federal also offers five- and seven-year balloon mortgages based on a 30-year amortization schedule. First Federal’s adjustable-rate mortgage (“ARM”) loans are typically based on a 30-year amortization schedule. Interest rates and payments on First Federal’s ARM loans generally are adjusted annually after a specified period ranging from one to ten years to a rate typically equal to 2.75% above the one-year constant maturity U.S. Treasury index. First Federal may offer ARM loans with initial rates below those which would prevail under the foregoing computation, determined by First Federal based on market factors and competitive rates for loans having similar features offered by other lenders for such initial periods. The maximum amount by which the interest rate may be increased or decreased in a given period on First Federal’s ARM loans is generally 2% per adjustment period and the lifetime interest rate cap is generally 6% over the initial interest rate of the loan. First Federal qualifies the borrower based on the borrower’s ability to repay the ARM loan based on the maximum interest rate at the first adjustment, in the case of one-year ARM loans, and based on the initial interest rate in the case of ARM loans that adjust after three or more years. First Federal does not originate negative amortization loans. The terms and conditions of the ARM loans offered by First Federal, including the index for interest rates, may vary from time to time. First Federal believes that the annual adjustment feature of its ARM loans also provides flexibility to meet competitive conditions as to initial rate concessions while preserving First Federal’s return on equity objectives by limiting the duration of the initial rate concession.

Borrower demand for ARM loans versus fixed-rate mortgage loans is a function of the level of interest rates, the expectations of changes in the level of interest rates and the difference between the initial interest rates and fees charged for each type of loan. The relative amount of fixed-rate mortgage loans and ARM loans that can be originated at any time is largely determined by the demand for each in a competitive environment.

The retention of ARM loans in First Federal’s loan portfolio helps reduce First Federal’s exposure to changes in interest rates. There are, however, unquantifiable credit risks resulting from the potential of increased costs due to changed rates to be paid by the customer. It is possible that, during periods of rising interest rates, the risk of default on ARM loans may increase as a result of repricing and the increased costs to the borrower. Furthermore, because the ARM loans originated by First Federal may provide, as a marketing incentive, for initial rates of interest below the rates that would apply were the adjustment index used for pricing initially (discounting), these loans are subject to increased risks of default or delinquency. Another consideration is that although ARM loans allow First Federal to increase the sensitivity of its asset base to changes in interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate adjustment limits. Because of these considerations, First Federal has no assurance that yields on ARM loans will be sufficient to offset increases in First Federal’s cost of funds.

While fixed-rate, single-family residential real estate loans are normally originated with 15- to 30-year terms, and First Federal may permit its ARM loans to be assumed by qualified borrowers, such loans typically remain outstanding for substantially shorter periods. This is because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. In addition, substantially all mortgage loans in First Federal’s loan portfolio contain due-on-sale clauses providing that First Federal may declare the unpaid amount due and payable upon the sale of the property securing the loan. First Federal enforces these due-on-sale clauses to the extent permitted by law and as business judgment dictates. Thus, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

Construction Loans. First Federal originates loans to individuals for the construction of their personal residence. First Federal also makes loans to local home builders. Construction loans to individuals are made on the same terms as First Federal’s residential mortgage loans, but provide for the payment of interest only during the construction phase, which is usually six months. At the end of the construction phase, the loan converts to a permanent mortgage loan. First Federal’s construction loans to builders generally have fixed interest rates and are for a term of up to 18 months. Loans to builders may be made on a speculative basis, which means that the builder has not identified a purchaser for the home at the time the loan is made. Builders are evaluated on a case-by-case basis to establish a maximum credit limit. At June 30, 2005, First Federal had 19 outstanding construction loans to builders totaling $1.3 million. First Federal occasionally originates loans for the purchase of residential building lots. These loans have fixed interest rates and most have terms of five years or less. At June 30, 2005, First Federal had two such loans outstanding for $50,000. In addition, First Federal occasionally finances the development of residential building lots. These may be either fixed- or adjustable-rate loans. At June 30, 2005, there were four such loans with outstanding balances totaling $1.7 million. First Federal occasionally finances the purchase of commercial building lots. At June 30, 2005, there was one such loan with a balance of $104,000.

Construction lending is generally considered to involve a higher degree of risk than single-family permanent mortgage lending because of the inherent difficulty in estimating both a property’s value at completion of the project and the estimated cost of the project. The nature of these loans is such that they are generally more difficult to evaluate and monitor. If the estimate of construction cost proves to be inaccurate, First Federal may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value upon completion proves to be inaccurate, First Federal may be confronted with a project whose value is insufficient to assure full repayment. Projects may also be jeopardized by disagreements between borrowers and builders and by the failure of builders to pay subcontractors. Loans to builders to construct homes for which no purchaser has been identified carry more risk because the payoff for the loan is dependent on the builder’s ability to sell the property prior to the time that the construction loan is due.

  First Federal has attempted to minimize the foregoing risks by, among other things, monitoring the project and controlling the disbursement of funds. Prior to making a commitment to fund a construction loan, First Federal requires an appraisal of the property. First Federal also reviews and inspects each project prior to disbursement of funds during the term of the construction loan. In most cases, loan proceeds are disbursed after inspection of the project based on percentage of completion.

Commercial and Multi-Family Real Estate Loans. First Federal has steadily increased its levels of commercial and multi-family real estate loans. The maximum loan-to-value ratio for a commercial or multi-family real estate loan is 75%. The maximum term for a commercial or multi-family real estate loan is 15 years and the maximum exposure to a single borrower generally is $2.5 million.

Loans secured by commercial and multi-family real estate generally are larger and involve greater risks than one- to four-family residential mortgage loans. Payments on loans secured by such properties are often dependent on successful operation or management of the properties. Repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. First Federal seeks to minimize these risks in a variety of ways, including limiting the size of such loans and strictly scrutinizing the financial condition of the borrower, the quality of the collateral and the management of the property securing the loan. The properties securing First Federal’s commercial and multi-family real estate loans are inspected by First Federal’s lending personnel before the loan is made. First Federal also obtains appraisals on each property in accordance with applicable regulations.

Commercial Business Loans. First Federal offers a variety of commercial loan products that include term loans for equipment financing and business acquisitions and revolving lines of credit secured by inventory and/or accounts receivable. In most cases, fixed-rate loans have terms up to five years and are generally amortized over a five to ten year period. Revolving lines of credit generally will have adjustable rates of interest and are governed by a borrowing base certificate, payable on demand, subject to annual review and renewal. Business loans with variable rates of interest adjust on a daily basis and are generally indexed to prime rate as published in The Wall Street Journal. Furthermore, as circumstances warrant, First Federal may utilize a loan agreement for commercial loans.

In making commercial business loans, First Federal considers a number of factors, including the financial condition of the borrower, the nature of the borrower’s business, economic conditions affecting the borrower, First Federal’s market area, the management experience of the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the collateral. Commercial loans are generally secured by a variety of collateral, including equipment, inventory and accounts receivable and supported by personal guarantees.

Unlike mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are larger in amount and of higher risk and typically are made on the basis of the borrower’s ability to repay the loan from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. To manage these risks, First Federal performs a credit analysis for each commercial loan at least annually.

Consumer and Other Loans. First Federal originates unsecured consumer loans and consumer loans secured by automobiles and, occasionally, boats and other recreational vehicles. Automobile loans are secured by both new and used cars and light trucks. Both new and used cars are financed for a period of up to 72 months and the rate on such loans is fixed for the term of the loan.

Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various Federal and state laws, including Federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loans such as First Federal, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral.

First Federal originates automobile loans through over 200 automobile dealers in southern Indiana, Kentucky, northern Tennessee, Missouri and southern Illinois. These dealers provide First Federal applications to finance vehicles sold by their dealerships. Although the majority of the dealers through which First Federal originates loans sell both new and used automobiles, most of the loans First Federal originates are secured by used automobiles. First Federal processes loan applications through “Origenate,” an automated underwriting program by First American Credit Management Solutions, Inc. Applications processed through “Origenate” receive a score which, along with other underwriting criteria, determine if the application will be approved, denied or approved at an increased interest rate or on other terms.

During the year ended June 30, 2005, First Federal originated $68.2 million in automobile loans. At June 30, 2005, indirect automobile loans constituted 29.6% of total loans.

First Federal believes that it benefits from the higher yields earned on consumer loans and that the shorter duration of consumer loans improves First Federal’s interest rate risk position. However, consumer loans tend to have a higher rate of default than mortgage loans and full repayment of defaulted loans is less likely when the loan is secured by a depreciating asset like an automobile.

First Federal originates home equity loans in the form of lines of credit and fixed-rate term loans. At June 30, 2005, First Federal had $6.0 million of credit line equity loans and unused commitments to extend credit under credit line equity loans of $9.9 million. Most of these loans are made to existing customers. First Federal’s home equity line of credit loans have variable interest rates tied to the prime lending rate. First Federal imposes a maximum loan-to-value ratio of 100% after considering both the first and second mortgage loans. First Federal’s home equity loans may have greater credit risk than one- to four-family residential mortgage loans because they are secured by mortgages subordinated to an existing first mortgage on the property, which, in most cases, is held by First Federal.

First Federal makes savings account loans for up to 90% of the depositor’s account balance. The interest rate is normally 2.0% or 3.0% above the rate paid on the deposit account, depending on the type of account, and the account must be pledged as collateral to secure the loan. Savings account loans are payable on demand, although interest must be paid every six months.

Loan Solicitation and Processing. Mortgage loan applicants come to First Federal through its marketing efforts, through direct solicitation by First Federal’s loan officers and by referrals from realtors and past and present customers. All types of loans may be originated and closed in any of First Federal’s offices. Mortgage loans are serviced from First Federal’s main office.

Loans can be approved by various employees and the Board of Directors on a scale which requires approval by individuals or groups of individuals with progressively higher levels of responsibility as the loan amount increases.

Loan Originations, Sales and Purchases. In an effort to manage its interest rate risk position, First Federal generally sells the fixed-rate mortgage loans with terms in excess of 15 years that it originates. The sale of loans in the secondary mortgage market reduces First Federal’s risk that the interest rates paid to depositors will increase while First Federal holds long-term, fixed-rate loans in its portfolio. It also allows First Federal to continue to fund loans when savings flows decline or funds are not otherwise available. First Federal generally sells loans without recourse to Fannie Mae and, recently, the Federal Home Loan Bank of Indianapolis with servicing retained. Gains, net of origination expense, from the sale of such loans are recorded at the time of sale.

Through the first four months of fiscal 2004, First Federal had a contractual relationship with another financial institution under which it sold indirect automobile loans on a flow basis for an average origination fee of approximately 1.5% of the loan amount. The contract defined the criteria to be satisfied for the loans to be eligible for sale to the purchasing institution. First Federal sold these loans with servicing released and without recourse to First Federal. This contractual relationship ended when the other financial institution exited the line of business.

In fiscal 2004 and fiscal 2005, First Federal sold pools of consumer loans totaling $34.0 million to institutional investors. These pools, consisting of indirect automobile loans, were sold with servicing retained, thus allowing First Federal to earn a servicing fee. Of the sold loan total, $15.5 million were participations sold without recourse, whereby First Federal retains 10% of the loan balance and earns a set servicing fee on the portion sold. The remaining loans were sold with recourse. For the loans sold with recourse, First Federal typically earns a servicing fee approximating the contract interest rate net of a pass-through interest rate and loan losses. In fiscal 2005, First Federal repurchased a $6.9 million pool of automobile loan participations after the investor determined it was unable to hold the loans due to regulatory restrictions.

In June 2005, First Federal completed a securitization of automobile installment loans. The transaction involved the sale of approximately $50.8 million of receivables for which First Federal will continue to provide servicing.

In the past, First Federal has supplemented its loan originations through the purchase of whole loans and loan participations. Except for the aforementioned repurchase or in conjunction with branch acquisitions in November 2000, First Federal has not purchased any loans or loan participations in many years.

At June 30, 2005, First Federal was servicing mortgage loans for others (Fannie Mae and FHLB) amounting to approximately $34.0 million. First Federal also serviced consumer loans for others totaling $61.2 million. Servicing loans for others generally consists of collecting payments, disbursing payments to investors, processing default actions, and, in the case of mortgage loans, maintaining escrow accounts. The retained servicing interest in the sold consumer loans is accounted for in accordance with SFAS No. 140.

The following table shows total loans originated, purchased, sold and repaid during the periods indicated.

	Years Ended June 30,
	2005	2004	2003
	(In thousands)
Loans originated:
Mortgage loans:
One- to four-family	$22,555	$36,757	$37,785
Construction	9,061	11,456	8,199
Commercial and multi-family	7,815	2,384	310
Consumer lines of credit	5,311	4,616	3,644
Savings account loans	160	277	342
Commercial business loans	5,422	2,844	3,928
Consumer loans	67,756	75,404	66,551
Total loans originated	118,080	133,738	120,759

Loans purchased	6,949	–	–

Loans sold	(13,920)	(40,776)	(46,174)

Loans securitized	(50,793)	–	–

Loan principal repayments	(65,871)	(60,859)	(48,046)
Increase (decrease) in other items, net	(2,586)	(4,438)	(9,451)

Net increase (decrease) in loans receivable	$(8,141)	$27,665	$17,088

Nonperforming Assets and Delinquencies. First Federal generates reports regarding delinquent loans at regular intervals each month to enable management to track their status. First Federal also generates a series of notices at regular intervals to inform mortgage loan borrowers when a required payment is past due. In most cases, delinquencies are cured promptly; however, if by the 91st day of delinquency, or sooner if the borrower is chronically delinquent and all reasonable means of obtaining payment on time have been exhausted, foreclosure, according to the terms of the security instrument and applicable law, is approved by the Board of Directors.

When a consumer loan borrower fails to make a required payment on a consumer loan by the payment due date, First Federal institutes collection procedures. In most cases, delinquencies are cured promptly; however, if, by the 45th day following the grace period of delinquency no progress has been made, a written notice is mailed informing the borrowers of their right to cure the delinquency within 20 days and of First Federal’s intent to begin legal action if the delinquency is not corrected. Depending on the type of property held as collateral, First Federal either obtains a judgment in small claims court or takes action to repossess the collateral.

Loans are placed on nonaccrual status when they become 90 days past due. Although nonaccrual loans generally are returned to accrual status when they become less than 90 days past due, restructured loans remain on nonaccrual status pending establishment of a satisfactory six month payment history.

The following table sets forth information with respect to First Federal’s nonperforming assets and troubled debt restructurings within the meaning of Statement of Financial Accounting Standards No. 15 at the dates indicated.

	At June 30,
	2005	2004	2003	2002	2001
	(Dollars in thousands)

Loans accounted for on a nonaccrual basis	$408	$305	$388	$292	$146
Accruing loans past due 90 days or more	-	-	-	-	-
Nonperforming loans	408	305	388	292	146
Real estate owned (net)	-	-	-	-	-
Other repossessed assets	45	43	29	17	14
Total nonperforming assets	453	348	417	309	160

Troubled debt restructurings	670	624	-	-	-
Troubled debt restructurings and total nonperforming assets	$1,123	$972	$417	$309	$160

Total loans delinquent 90 days or more to net loans	0.26%	0.19%	0.28%	0.25%	0.14%
Total loans delinquent 90 days or more to total assets	0.15%	0.12%	0.21%	0.16%	0.08%
Total nonperforming assets and troubled debt restructurings to total assets	0.16%	0.13%	0.22%	0.17%	0.09%

Other than disclosed in the above table, there are no other loans at June 30, 2005 that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Interest income that would have been recorded for the year ended June 30, 2005 had nonaccruing loans been current according to their original terms amounted to $12,000. No interest related to nonaccrual loans was included in interest income for the year ended June 30, 2005.

Real Estate Owned. Real estate acquired by First Federal as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or net realizable value. Subsequent to foreclosure, the property is carried at the lower of the foreclosed amount or fair value. Upon receipt of a new appraisal and market analysis, the carrying value is written down through a charge to income, if appropriate. At June 30, 2005, First Federal had no real estate owned.

Asset Classification. The OTS has adopted various regulations regarding problem assets of savings institutions. The regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, OTS examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets must have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution without establishment of a specific reserve is not warranted. If an asset or portion thereof is classified loss, the insured institution establishes specific allowances for loan losses for the full amount of the portion of the asset classified loss. A portion of general loan loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution’s regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. OTS regulations also require that assets that do not currently expose an institution to a sufficient degree of risk to warrant classification as loss, doubtful or substandard but do possess credit deficiencies or potential weakness deserving management’s close attention shall be designated “special mention” by either the institution or its examiners.

First Federal reviews and classifies its assets on a monthly basis. At June 30, 2005, First Federal classified as substandard $1.3 million of loans and no other assets. Assets classified as doubtful totaled $22,000 as of that date, and $140,000 of loans were classified loss. At such date First Federal had loans aggregating $1.1 million designated as special mention.  First Federal had no impaired loans at June 30, 2005 or 2004.

Allowance for Loan Losses. In originating loans, First Federal recognizes that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. The allowance method is used in providing for loan losses: all loan losses are charged to the allowance and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to First Federal’s income. The provision for loan losses is based on management’s periodic evaluation of First Federal’s past loan loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding and the probability of collecting all amounts due.

At June 30, 2005, First Federal had an allowance for loan losses of $855,000 which represented 0.55% of total loans. Management believes that the amount maintained in the allowances will be adequate to absorb losses inherent in the portfolio. Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations. While First Federal believes it has established its existing allowance for loan losses in accordance with generally accepted accounting principles, there can be no assurance that First Federal’s regulators, in reviewing First Federal’s loan portfolio, will not request First Federal to increase significantly its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that substantial increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect First Federal’s financial condition and results of operations.

The following table sets forth an analysis of First Federal’s allowance for loan losses for the periods indicated.

	Years Ended June 30,
	2005	2004	2003	2002	2001
	(Dollars in thousands)

Allowance at beginning of period	$1,078	$1,101	$831	$661	$396

Provision for loan losses	360	360	563	404	443

Loans transferred to held-for-sale	(254)	(134)	–	–	–

Recoveries	89	39	14	6	6
Charge-offs	(418)	(288)	(307)	(240)	(184)
Net charge-offs	(329)	(249)	(293)	(234)	(178)
Allowance at end of period	$855	$1,078	$1,101	$831	$661

Ratio of allowance to total loans outstanding at the end of the period	0.55%	0.66%	0.81%	0.70%	0.62%

Ratio of net charge-offs to average loans outstanding during the period	0.18%	0.17%	0.24%	0.21%	0.21%

Allowance for loan losses to nonperforming loans	209.56%	353.44%	284.50%	284.59%	452.74%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At June 30,
	2005		2004		2003
	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans
	(Dollars in thousands)
Mortgage loans	$374	53.28%	$374	50.15%	$419	51.13%
Consumer and other loans	281	35.46	504	43.88	532	41.46
Commercial loans	200	11.26	200	5.97	150	7.41
Unallocated	–	N/A	–	N/A	–	N/A

Total allowance for loan losses	$855	100.00%	$1,078	100.00%	$1,101	100.00%

	At June 30,
	2002		2001
	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans
	(Dollars in thousands)
Mortgage loans	$398	58.26%	$355	63.22%
Consumer and other loans	363	33.89	261	30.10
Commercial loans	70	7.85	45	6.68
Unallocated	–	N/A	–	N/A

Total allowance for loan losses	$831	100.00%	$661	100.00%

Investment Activities

First Federal is permitted under applicable law to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, deposits at the FHLB-Indianapolis, certificates of deposit of federally insured institutions, certain bankers’ acceptances and federal funds. Subject to various restrictions, savings institutions may also invest a portion of their assets in commercial paper, corporate debt securities and mutual funds. Savings institutions like First Federal are also required to maintain an investment in FHLB stock.

First Federal must categorize its investments as “held to maturity,” “trading” or “available for sale,” based on management’s intent as to the ultimate disposition of each security. Debt securities may be classified as “held to maturity” and reported in financial statements at amortized cost only if First Federal has the positive intent and ability to hold those securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security’s prepayment risk, increases in loan demand or other similar factors cannot be classified as “held to maturity.” Debt and equity securities held for current resale are classified as “trading.” Such securities are reported at fair value, and unrealized gains and losses on such securities would be included in earnings. First Federal does not currently use or maintain a trading account. Debt and equity securities not classified as either “held to maturity” or “trading” are classified as “available for sale.” Such securities are reported at fair value, and unrealized gains and losses on such securities are excluded from earnings and reported as a net amount in a separate component of equity.

First Federal’s management determines appropriate investments in accordance with the Board of Directors’ approved investment policies and procedures. Investments are made following certain considerations, which include First Federal’s liquidity position and anticipated cash needs and sources, which in turn include outstanding commitments, upcoming maturities, estimated deposits and anticipated loan amortization and repayments. Further, the effect that the proposed investment would have on First Federal’s credit and interest rate risk, and risk-based capital is given consideration during the evaluation. The interest rate, yield, settlement date and maturity are also reviewed. The Board of Directors ratifies all investment purchases at its first meeting subsequent to the transactions.

First Federal purchases investments to provide necessary liquidity for day-to-day operations and to manage First Federal’s interest rate risk and overall credit risk profile. In addition, First Federal may, from time to time, purchase investment securities using wholesale funds in a strategy of leveraging First Federal’s strong capital position to generate additional net interest income. First Federal has limited its purchases under these leveraging strategies to mortgage-backed securities and federal agency debt securities.

First Federal maintains a significant portfolio of mortgage-backed and related securities. Almost all of these securities were issued by Fannie Mae, Freddie Mac or Ginnie Mae. Of First Federal’s $51.5 million mortgage-backed securities portfolio at June 30, 2005, $3.2 million had contractual maturities within ten years and $48.3 million had contractual maturities over ten years. However, the actual maturity of a mortgage-backed security may be less than its stated maturity due to prepayments of the underlying mortgages. Prepayments that are faster than anticipated may shorten the life of the security and may result in a loss of any premiums paid and thereby reduce the net yield on such securities. Although prepayments of underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates, the difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates generally is the most significant determinant of the rate of prepayments. During periods of declining mortgage interest rates, if the coupon rate of the underlying mortgages exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgages and the related security. Under such circumstances, First Federal may be subject to reinvestment risk because, to the extent that First Federal’s mortgage-backed securities amortize or prepay faster than anticipated, First Federal may not be able to reinvest the proceeds of such repayments and prepayments at a comparable rate. In contrast to mortgage-backed securities in which cash flow is received (and hence, prepayment risk is shared) pro rata by all securities holders, the cash flow from the mortgages or mortgage-backed securities underlying REMICs are segmented and paid in accordance with a predetermined priority to investors holding various tranches of such securities or obligations. A particular tranche of REMICs may therefore carry prepayment risk that differs from that of both the underlying collateral and other tranches.

A portion of First Federal’s investment portfolio may from time to time consist of corporate securities and commercial paper. First Federal’s investment policy requires that such investments have one of the two highest ratings by a nationally recognized rating agency such as Standard & Poor’s or Moody’s. A high credit rating indicates only that the rating agency believes there is a low risk of default. However, all of First Federal’s investment securities, including those that have high credit ratings, are subject to market risk insofar as increases in market rates of interest may cause a decrease in their market value. Corporate securities are also subject to credit risk insofar as the payment obligations on such securities are dependent on the successful operation of the issuer’s business.

The following table sets forth First Bancorp’s investment securities portfolio at carrying value at the dates indicated.

	At June 30,
	2005	2004	2003
	(In thousands)

Available for sale:
U.S. Government agency obligations	$10,634	$9,664	$–
Corporate obligations	2,000	–	–
Mortgage-backed securities	45,645	56,449	14,376
Total available for sale	58,279	66,113	14,376

Held to maturity:
Collateralized auto receivable	836	–	–
Municipal bonds	350	–	–
Mortgage-backed securities	5,854	9,396	17,581
Total held to maturity	7,040	9,396	17,581
Total	$65,319	$75,509	$31,957

The following table sets forth certain information with respect to each security (other than U.S. Government and agency securities and mutual funds which invest exclusively in such securities) which had an aggregate book value in excess of 10% of First Bancorp’s stockholders’ equity at the date indicated.

	At June 30,
	2005
	Carrying Value	Market Value
	(In thousands)

Wells Fargo 2003-M A1 Mortgage-Backed Security	$3,010	$2,984
Total	$3,010	$2,984

The Wells Fargo security is a mortgage loan asset-backed security issued and serviced by Wells Fargo & Company, a Delaware corporation, and represents undivided ownership interests in a pool of closed-end mortgage loans containing risks consistent with the risks inherent with mortgage-backed securities. This security has been rated AAA by Standard & Poor’s Rating Services and AAA by Fitch.

The following table sets forth the maturities and weighted average yields of the securities in First Bancorp’s investment securities portfolio at June 30, 2005. Expected maturities of mortgage-backed securities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	One Year or Less		More Than One to Five Years		More Than Five to Ten Years		More Than Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Available for sale:
U.S. Government agency obligations	$–	–%	$–	–%	$7,656	4.51%	$2,978	4.67%
Corporate obligations	–	–					2,000	4.55
Mortgage-backed securities	–	–	64	7.10%	952	3.71	44,629	4.31
Total available for sale	–	–	64	7.10	8,608	4.42	49,607	4.34

Held to maturity:
Collateralized auto obligation	–	–	836	5.25	–	–	–	–
Municipal bonds	350	3.00	–	–	–	–	–	–
Mortgage-backed securities	–	–	1,165	3.73	1,045	5.53	3,644	5.42
Total held to maturity	350	3.00	2,001	4.37	1,045	5.53	3,644	5.42
Total	$350	3.00%	$2,065	4.45%	$9,653	4.54%	$53,251	4.42%

The following table sets forth the carrying value of investment securities which have fixed interest rates and have floating or adjustable interest rates.

	At June 30, 2005
	Fixed Rates	Floating or Adjustable Rates
	(In thousands)
Available for sale:
U.S. Government agency obligations	$10,634	$–
Corporate obligations	–	2,000
Mortgage-backed securities	14,983	30,662
Total available for sale	25,617	32,662
Held to maturity:
Collateralized auto obligations	836	–
Municipal bonds	350	–
Mortgage-backed securities	2,642	3,212
Total held to maturity	3,828	3,212
Total investment securities	$29,445	$35,874

Deposit Activities and Other Sources of Funds

General. Deposits and loan repayments are the major sources of First Federal’s funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. Borrowing from FHLB-Indianapolis is used to compensate for reductions in the availability of funds from other sources. First Federal had no other borrowing arrangements at June 30, 2005.

Deposit Accounts. Deposits are attracted from within First Federal’s market area through the offering of a broad selection of deposit instruments, including NOW checking accounts, commercial checking accounts, money market deposit accounts, regular savings accounts, certificates of deposit and retirement savings plans. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of its deposit accounts, First Federal considers current market interest rates, profitability to First Federal, matching deposit and loan products and its customer preferences and concerns. First Federal generally reviews its deposit mix and pricing weekly. In recent years, First Federal has offered some of the highest deposit rates in its market area in order to compete with larger financial institutions that provide a wider range of products and services. As a means of attracting lower cost funding, First Federal has expanded its demand account programs to include internet banking with online bill pay to all personal and small business customers. First Federal also offers a comprehensive online business banking and cash management product for commercial customers.

In addition, First Federal solicits certificates of deposits through several brokers with the proceeds used primarily to purchase investment securities as part of First Federal’s strategy to leverage its strong capital position. The brokered certificates of deposit do not permit early withdrawal and are priced comparably to FHLB advances. Furthermore, the use of brokered certificates of deposit, which may not be offered within the state of Indiana by agreement with the brokers, enables management to target precisely specific terms without impacting the local rate market.

The following table indicates the amount of First Federal’s jumbo certificates of deposit by time remaining until maturity as of June 30, 2005. Jumbo certificates of deposit represent minimum deposits of $100,000.

Maturity Period	Amount
(In thousands)

Three months or less	$20,249
Over three through six months	17,990
Over six through twelve months	22,727
Over twelve months	25,860
Total	$86,826

The following table sets forth the certificates of deposits in First Federal classified by rates at the dates indicated.

	At June 30,
	2005	2004	2003
	(In thousands)
0.00 - 1.99%	$15,303	$37,506	$16,455
2.00 - 2.99%	86,641	68,423	13,157
3.00 - 3.99%	33,870	18,810	19,753
4.00 - 4.99%	3,385	5,867	14,490
5.00 - 5.99%	1,434	4,909	6,262
6.00 - 6.99%	150	375	633
7.00 - 7.99%	–	22	154
Total	$140,783	$135,912	$70,904

The following table sets forth the amount and maturities of time deposits at June 30, 2005.

	Amount Due
	Less Than One Year	One - Two Years	Two - Three Years	Three - Four Years	After Four Years
	(In thousands)

0.00 - 1.99%	$15,299	$4	$–	$–	$–
2.00 - 2.99%	62,847	22,857	513	352	72
3.00 - 3.99%	11,969	11,041	8,762	788	1,310
4.00 - 4.99%	1,251	588	458	542	546
5.00 - 5.99%	534	671	67	19	143
6.00 - 6.99%	150	–	–	–	–
7.00 - 7.99%	–	–	–	–	–
Total	$92,050	$35,161	$9,800	$1,701	$2,071
The following table sets forth the balances and changes in dollar amounts of deposits in the various types of accounts offered by First Federal between the dates indicated.

	At June 30,
	2005			2004			2003
	Amount	Percent of Total	Increase/ Decrease	Amount	Percent of Total	Increase/ Decrease	Amount	Percent of Total	Increase/ Decrease
	(Dollars in thousands)

Demand deposits	$32,944	16.83%	$(803)	$33,747	18.46%	$1,134	$32,613	28.14%	$3,315
Savings deposits	22,006	11.24	8,925	13,081	7.16	707	12,374	10.68	(256)
Certificates which mature:
Within 1 year	92,050	47.03	40,705	51,345	28.10	11,949	39,396	33.99	1,172
After 1 year, but within 2 years	35,161	17.96	(22,419)	57,580	31.51	34,705	22,875	19.74	153
After 2 years, but within 5 years	12,877	6.58	(13,338)	26,215	14.35	18,316	7,899	6.82	(8,755)
Certificates maturing thereafter	695	0.36	(77)	772	0.42	38	734	0.63	347
Total	$195,733	100.00%	$12,993	$182,740	100.00%	$66,849	$115,891	100.00%	$(4,024)

The following table sets forth the deposit activities of First Federal for the periods indicated.

	Years Ended June 30,
	2005	2004	2003
	(In thousands)

Beginning balance	$182,740	$115,891	$119,915
Net increase (decrease) before interest credited	11,236	65,272	(6,153)
Interest credited	1,757	1,577	2,129
Net increase (decrease) in deposits	12,993	66,849	(4,024)
Ending balance	$195,733	$182,740	$115,891

Borrowings. First Federal has the ability to use advances from the FHLB-Indianapolis to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The FHLB-Indianapolis functions as a central reserve bank providing credit for savings and loan associations and certain other member financial institutions. As a member, First Federal is required to own capital stock in the FHLB-Indianapolis and is authorized to apply for advances on the security of such stock and certain of its mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the U.S. Government) provided certain creditworthiness standards have been met. Advances are made under several different credit programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit. At June 30, 2005, First Federal had remaining borrowing capacity of $31.3 million based on available collateral.

The following table sets forth certain information regarding First Federal’s use of FHLB advances during the periods indicated.

	Years Ended June 30,
	2005	2004	2003
	(Dollars in thousands)

Maximum balance at any month end	$57,000	$49,667	$40,333
Average balance	45,342	44,354	32,794
Period end balance	45,000	48,167	40,333
Weighted average interest rate:
At end of period	4.02%	3.29%	4.34%
During the period	3.80%	4.12%	4.94%

Personnel

As of June 30, 2005, First Federal had 74 full-time employees and 9 part-time employees. The employees are not represented by a collective bargaining unit and First Federal believes its relationship with its employees is good.

Subsidiary Activities

First Bancorp’s sole subsidiary is First Federal. First Federal has one active subsidiary, FFSL Service Corporation, Inc. Federal savings associations generally may invest up to 3% of their assets in service corporations, provided that any amount in excess of 2% is used primarily for community, inner-city and community development projects. At June 30, 2005, First Federal’s equity investment in its subsidiary was in compliance with these limitations. First Federal used the service corporation in 1994 to purchase a $500,000 equity interest in a limited partnership organized to build, own and operate a 44-unit low-income apartment complex. The limited partnership generated low-income housing credits of approximately $73,000 per year over ten years, with the last of the credits claimed in 2004. During fiscal 2005, the service corporation sold its minority interest in a local title company. First Federal has one inactive subsidiary, FFSB Financial Corporation.

Regulation

General

As a savings and loan holding company, First Bancorp is required by federal law to report to, and otherwise comply with the rules and regulations of, the Office of Thrift Supervision. First Federal is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as the deposit insurer. First Federal must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The Office of Thrift Supervision and/or the Federal Deposit Insurance Corporation conduct periodic examinations to test First Federal’s safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on First Bancorp, First Federal and their operations. Certain regulatory requirements applicable to First Federal and to First Bancorp are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth below and elsewhere in this document does not purport to be a complete description of such statutes and regulations and their effects on First Federal and First Bancorp and is qualified in its entirety by reference to the actual laws and regulations.

Holding Company Regulation

First Bancorp is a nondiversified unitary savings and loan holding company within the meaning of federal law. Under prior law, a unitary savings and loan holding company, such as First Bancorp, was not generally restricted as to the types of business activities in which it may engage, provided that First Federal continued to be a qualified thrift lender. See “Federal Savings Institution Regulation - QTL Test.” The Gramm-Leach-Bliley Act of 1999 provides that no company may acquire control of a savings institution after May 4, 1999 unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies as described below. Further, the Gramm-Leach-Bliley Act specifies that existing savings and loan holding companies may only engage in such activities. The Gramm-Leach-Bliley Act, however, grandfathered the unrestricted authority for activities with respect to unitary savings and loan holding companies existing prior to May 4, 1999, so long as the holding company’s savings institution subsidiary continues to comply with the QTL Test. First Bancorp qualifies for the grandfathering. Upon any non-supervisory acquisition by First Bancorp of another savings institution or savings bank that meets the qualified thrift lender test and is deemed to be a savings institution by the Office of Thrift Supervision, First Bancorp would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would generally be limited to activities permissible for bank holding companies under Section 4(c)(8) of First Federal Holding Company Act, subject to the prior approval of the Office of Thrift Supervision, and certain activities authorized by Office of Thrift Supervision regulation. However, the OTS has issued an interpretation concluding that multiple savings and loan holding companies may also engage in activities permitted for financial holding companies.

A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings institution or savings and loan holding company, without prior written approval of the Office of Thrift Supervision and from acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision considers the financial and managerial resources and future prospects of First Bancorp and institution involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Although savings and loan holding companies are not currently subject to specific regulatory capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. First Federal must notify the Office of Thrift Supervision (30) days before declaring any dividend to First Bancorp. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Acquisition of First Bancorp. Under the Federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of First Bancorp’s outstanding voting stock, unless the Office of Thrift Supervision has found that the acquisition will not result in a change of control of First Bancorp. Under the Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Federal Savings Institution Regulation

Business Activities. The activities of federal savings banks are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal savings banks may engage. In particular, certain lending authority for federal savings banks, e.g., commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution’s capital or assets.

Capital Requirements. The Office of Thrift Supervision capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is generally defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 Capital) currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of the particular circumstances. At March 31, 2006, First Federal met each of its capital requirements.

Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution’s degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be “undercapitalized.” A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized” and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is “critically undercapitalized.” The regulation also provides that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date a savings institution is deemed to have received notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Compliance with the plan must be guaranteed by any parent holding company in the amount of up to the lessor of 5% of the savings association’s total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital requirements. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and critically undercapitalized institutions are subject to additional mandatory and discretionary measures.

Insurance of Deposit Accounts. First Federal is required to pay assessments based on a percent of its insured deposits to the Federal Deposit Insurance Corporation for insurance of its deposits. Under the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation is required to set semi-annual assessments for insured institutions at a level necessary to maintain the designated reserve ratio between 1.15% and 1.5% of estimated insured deposits, depending on projected losses, economic changes and assessment rates at the end of a calendar year.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, a savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

QTL Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a “domestic building and loan association” under the Internal Revenue Code or maintain at least 65% of its “portfolio assets” (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period.

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of March 31, 2006, First Federal met the qualified thrift lender test.

Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the Office of Thrift Supervision is required prior to any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under Office of Thrift Supervision regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like First Federal, it is a subsidiary of a holding company. In the event First Federal’s capital fell below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, First Federal’s ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the Office of Thrift Supervision determines that such distribution would constitute an unsafe or unsound practice.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard.

Transactions with Related Parties. First Federal’s authority to engage in transactions with “affiliates” (e.g., any entity that controls or is under common control with an institution, including First Bancorp and its non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution’s capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must generally be on terms and under circumstances, that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by First Bancorp to its executive officers and directors. However, the law contains a specific exception for loans by First Federal to its executive officers and directors in compliance with federal banking laws. Under such laws, First Federal’s authority to extend credit to executive officers, directors and 10% shareholders (“insiders”), as well as entities such person’s control, is limited. The law limits both the individual and aggregate amount of loans First Federal may make to insiders based, in part, on First Federal’s capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has the authority to recommend to the Director of the Office of Thrift Supervision that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Assessments. Savings institutions are required to pay assessments to the Office of Thrift Supervision to fund the agency’s operations. The general assessments, paid on a semi-annual basis, are computed based upon the savings institution’s (including consolidated subsidiaries) total assets, financial condition and complexity of its portfolio.

Federal Home Loan Bank System

First Federal is a member of the Federal Home Loan Bank System, which consists of (12) regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. First Federal, as a member of the Federal Home Loan Bank, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank.

The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, First Federal’s net interest income would likely also be reduced.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $48.3 million; a 10% reserve ratio is applied above $48.3 million. The first $7.8 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. First Federal complies with the foregoing requirements.

Properties

First Federal currently conducts its business through its eight full service banking offices, including its main banking office, all of which it owns. First Federal has seven offices in Evansville, Indiana and one office in Newburgh, Indiana. The net book value of the land, buildings, furniture, fixtures and equipment owned by First Federal was $7.5 million as of March 31, 2006.

Legal Proceedings

Periodically, there have been various claims and lawsuits involving First Federal, mainly as a defendant, such as claims to enforce liens, condemnation proceedings on properties in which First Federal holds security interests, claims involving the making and servicing of real property loans and other issues incident to First Federal’s business. First Bancorp is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Such routine legal proceedings in the aggregate, are believed by management to be immaterial to First Bancorp’s financial condition or results of operations.

Management’s Discussion and Analysis of Results of Operations

Management’s discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of First Bancorp. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained in this proxy statement/prospectus.

Overview

Income. First Bancorp generates two sources of pre-tax income. The first is net interest income. Net interest income is the difference between interest income - which is the income that First Bancorp earns on is loans and investments - and interest expense - which is the interest that First Bancorp pays on its deposits and borrowings.

First Bancorp’s second source of pre-tax income is noninterest income. This includes fee income (the compensation First Bancorp receives from providing products and services) and gains on the sale of loans. Most of First Bancorp’s fee income comes from service charges and overdraft fees. Other items of noninterest income include the increase in the cash surrender value of life insurance polices.

First Bancorp may occasionally recognize a gain or loss as a result of the sale of investment securities or foreclosed real estate. These gains and losses are not a regular part of First Bancorp’s income.

Expenses. The expenses First Bancorp incurs in operating its business consist of salaries and employee benefits, occupancy and equipment expenses, deposit insurance premiums, data processing fees and other miscellaneous expenses.

Salaries and employee benefits consist primarily of the salaries and wages paid to our employees, as well as expenses for retirement and other employee benefits.

Occupancy and equipment expenses, the fixed and variable costs of building and equipment, consist of primarily of depreciation of property and equipment, lease payments, real estate taxes, maintenance and insurance.

Deposit insurance premiums are calculated as a percentage of assessable deposits. Data processing fees depend on the number of accounts and transaction volume.

Other expenses consist of professional fees, advertising and other miscellaneous operating expenses.

Operating Strategy

First Federal’s strategy is to operate as an independent, community-oriented financial institution dedicated to meeting the credit and deposit needs of consumers and small businesses in its market area. First Federal’s operating philosophy has been to be conservative with respect to its underwriting standards and maintain a high level of asset quality, while generating profits, remaining well capitalized and providing a high level of customer service. First Federal’s current business strategy includes an emphasis on building its mortgage loan, consumer loan, commercial loan and loan servicing portfolios. First Federal also intends to maintain a substantial investment portfolio consisting primarily of federal agency and investment grade mortgage-backed securities. In addition, First Federal continues to seek business and personal deposit growth from within the communities it serves.

Critical Accounting Policies

Allowance for Loan Losses.  The allowance for loan losses is established through a provision for loan losses charged to earnings at the time losses are estimated to have occurred. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that First Federal will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, First Federal does not separately identify individual consumer and residential loans for impairment disclosures.

Mortgage Servicing Rights. Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Comparison of Financial Condition at March 31, 2006, and June 30, 2005

Total consolidated assets of First Bancorp grew $11.5 million, or 4.1%, to $288.9 million at March 31, 2006, from $277.4 million at June 30, 2005. This growth occurred as available liquidity along with proceeds from Federal Home Loan Bank advances were used to fund loan and investment activity and redeem maturing deposits.

Cash and cash equivalents, which consist mainly of demand deposits at the Federal Home Loan Bank of Indianapolis (FHLB), decreased $20.2 million to $15.2 million during the nine months ended March 31, 2006. The unusually large balance on June 30, 2005, was attributed to proceeds from a substantial loan sale and securitization shortly before the fiscal year end. Certificates of deposit (CDs) with other financial institutions, which are all fully insured by the FDIC, decreased $675,000 to $284,000.

Investment securities, excluding investment CDs, increased 5.7% to $69.0 million at March 31, 2006, from $65.3 million at June 30, 2005. Bank-qualified municipal securities represented most of the growth during the period. The remainder of the portfolio is composed entirely of mortgage-related securities, federal agency notes, and investment grade asset-backed securities.

Net loans grew to $178.8 million at March 31, 2006, a 15.7% increase from $154.5 million at June 30, 2005, with the consumer loan portfolio experiencing the vast majority of the growth. The consumer loan portfolio increased 31.9% for the nine months ended March 31, 2006, as indirect loan production totaled $41.4 million from which approximately $5.0 million of consumer loans were sold. In addition, $6.4 million of newly originated permanent single family residential mortgage loans, or 65.2% of total production, were sold. Overall, total mortgage loans grew 7.6% with commercial real estate loans representing the majority of the growth. Commercial nonmortgage loans increased 9.7% since the preceding fiscal year end. For the foreseeable future, management intends to continue building the mortgage loan servicing portfolio through the origination and sale of loans. Consumer loan retention is subject to First Federal’s liquidity needs, as well as internal and regulatory asset diversification limitations.

The allowance for loan losses totaled $864,000 at March 31, 2006, a $9,000 increase from nine months earlier. The change was composed of $222,000 in provisions for losses and $213,000 in net charge-offs. First Bancorp’s allowance for loan losses represented 0.48% of total loans at March 31, 2006, compared to 0.55% at June 30, 2005. Relative to nonperforming assets, the allowance for loan losses was reduced to 192.00% at March 31, 2006, from 204.1% at June 30, 2005.

The table below highlights changes in First Bancorp’s nonperforming assets since the most recent fiscal year end.

	March 31, 2006 (unaudited)	June 30, 2005

Loans accounted for on a nonaccrual basis	$450,000	$419,000
Accruing loans past due 90 days or more	—	—
Nonperforming loans	$450,000	$419,000
Real estate owned (net)	—	—
Other repossessed assets	—	$45,000
Total nonperforming assets	$450,000	$464,000

Restructured loans	—	—

Total loans delinquent 90 days or more to total loans	0.25%	0.27%
Total loans delinquent 90 days or more to total assets	0.16%	0.15%
Total nonperforming assets to total assets	0.16%	0.17%

Total deposits decreased $12.1 million to $183.6 million at March 31, 2006, from $195.7 million at June 30, 2005. Deposit contraction was the product of a $12.2 million reduction in time deposits, including a $10.1 million net reduction in brokered funds, partly offset by an $81,000 net increase in non-maturity deposit instruments. Borrowings, which increased $27.0 million to $72.0 million at March 31, 2006, consisted entirely of Federal Home Loan Bank (FHLB) products. Despite the higher level of borrowed funds, First Federal believes it has substantial resources to increase its borrowing capacity with the FHLB should the need exist.

At $894,000, escrow balances at March 31, 2006, were 64.0% above the levels nine months earlier due primarily to seasonal variances. Other liabilities, which include accrued expenses and miscellaneous short-term payables, decreased $2.4 million, or 39.1%, during the period. The change was attributed primarily to payables outstanding at June 30, 2005, associated with the loan sale and securitization.

Total stockholders’ equity decreased $1.3 million to $28.6 million at March 31, 2006, from $29.9 million at June 30, 2005. Aside from the $1.2 million of net income, the most significant components of the change in stockholder’s equity included 71,529 shares of First Bancorp common stock repurchased at a total cost of $1.6 million and semiannual cash dividends of $952,000. Also affecting stockholders’ equity were $246,000 in allocations of ESOP shares, $389,000 from the exercise of stock options, and $144,000 of tax benefits from employee benefit plans. Finally, an unrealized loss, adjusted for deferred taxes, of $687,000 was recognized on the portfolio of available-for-sale securities.

Comparison of Financial Condition at June 30, 2005 and June 30, 2004

Total consolidated assets grew $13.3 million, or 5.0%, to $277.4 million at June 30, 2005, from $264.1 million at June 30, 2004. The growth was reflected in the balance of cash and cash equivalents due to a large loan sale and securitization just days before 2005 fiscal year end. Retail and brokered deposits combined to fund the overall asset growth.

Cash and cash equivalents, which are composed chiefly of demand deposits in correspondent banks, including the Federal Home Loan Bank of Indianapolis (FHLB), increased $27.2 million to $35.3 million at June 30, 2005, from $8.1 million at June 30, 2004. The large balance at June 30, 2005, resulted from the sale and securitization of approximately $50.8 million of automobile installment contracts. A portion of the proceeds from this transaction was used to liquidate $19.0 million of short-term borrowings. The total of investment securities and certificates of deposit in other financial institutions decreased $10.2 million to $66.3 million at June 30, 2005, from $76.5 million at the preceding fiscal year end. The reduction in investment securities resulted primarily from principal repayments in the portfolio of mortgage backed securities, most of which are guaranteed by government sponsored enterprises.

Gross loans decreased $10.1 million, or 6.0%, to $157.5 million at June 30, 2005, from $167.6 million at June 30, 2004. Due to the aforementioned securitization transaction, the consumer loan portfolio, excluding lines-of-credit and savings account loans, was reduced $18.3 million during fiscal 2005. Mortgage loans grew $5.5 million during the same period while commercial business loans added $2.1 million. Net of undisbursed loan funds, net deferred fees, and the allowance for loans losses, loans decreased 5.0% in fiscal 2005 to $154.5 million.

Although First Federal traditionally has been a mortgage lender, the consumer lending operation has contributed significantly to loan production in recent years. First Federal originated $65.5 million of indirect automobile loans in fiscal 2005. In addition to the loans sold in the securitization transaction, an $8.4 million participation in a pool of automobile loans was sold in a separate transaction. First Federal subsequently repurchased this participant’s remaining interest after the participant’s regulators determined that the investment was not authorized for federal credit unions. Future loan sales will depend on a variety of factors including management’s assessment of its cash needs and regulatory compliance requirements.

At $855,000, the allowance for loan losses at June 30, 2005, decreased $223,000 from the preceding fiscal year end due, in part, to the securitization transaction. The change was composed of $106,000 in net provisions for loan losses and $329,000 in net charge-offs. Included in the charge-off total were approximately $164,000 of severely delinquent automobile loans to borrowers under Chapter 13 bankruptcy protection. The entire balance of these loans had previously been included in the total amount of nonperforming loans and a specific reserve had been established for the portion of the loans that had been classified as a loss. Relative to total loans, the allowance for loan losses was reduced to 0.55% at the end of fiscal 2005 from 0.66% a year earlier. At the same time, nonperforming loans increased to 0.27% of total loans at June 30, 2005, from 0.19% of total loans at June 30, 2004. The ratio of the allowance for loan losses to total nonperforming loans was 204.1% at June 30, 2005, compared to 353.4% at June 30, 2004.

Premises and equipment increased to $3.9 million as of June 30, 2005, from $2.7 million a year earlier. The change related primarily to the acquisition by First Federal of land for the construction of a new administrative office and banking center.

Federal Home Loan Bank stock increased to $3.3 million at June 30, 2005, from $2.7 million a year earlier. Additional advances obtained and subsequently repaid within this past fiscal year mandated the increased level of FHLB stock. Other assets increased 27.7% to $12.0 million at June 30, 2005, from $9.4 million at June 30, 2004. This increase was attributed primarily to First Federal’s retained interest in the securitization transaction. The retained interest represents the present value of the net cash flows generated by the installment loans and ancillary assets after all contractual payments and other obligations, including servicing fees, have been satisfied.

Total deposits increased $13.0 million, or 7.1%, to $195.7 million at June 30, 2005, from $182.7 million at June 30, 2004. This change consisted of a $4.8 million net inflow of certificate accounts, which included $6.3 million of brokered funds, plus $8.2 million of growth in demand and savings accounts. Borrowings from the FHLB declined slightly to $45.0 million at June 30, 2005, from $48.2 million at June 30, 2004.

Total stockholders’ equity increased $953,000 to $29.9 million at June 30, 2005, from $29.0 million at June 30, 2004. Notwithstanding First Bancorp’s $1.5 million of net income, the largest components of the change were the $958,000 of semiannual dividends paid in fiscal 2005 and the reacquisition of 61,239 shares of First Bancorp stock at a total cost of $1.3 million. During the same period First Bancorp reissued 32,574 shares on the exercise of options at an average strike price of $11.13 per share. In addition, the allocation of ESOP shares, the vesting of restricted stock awards, and the tax benefit associated with these programs added $302,000, $131,000, and $227,000, respectively, to stockholders’ equity. Finally, an unrealized gain, adjusted for deferred taxes, of $608,000 was recognized on the portfolio of available-for-sale securities.

Comparison of Operating Results for the Nine Months Ended March 31, 2006 and 2005

General. In December 2005 First Bancorp recognized a substantial gain from the sale of a branch facility. This gain on sale helped offset a net interest margin that has narrowed between the comparable nine month periods. For the most part, greater routine noninterest revenues compensated for higher noninterest expenses.

Overall, net income of $1.16 million was recognized for the first three quarters of both fiscal years 2006 and 2005. Consequently, the annualized returns on average assets and equity of 0.55% and 5.29%, respectively, for the nine months ended March 31, 2006, were comparable to the returns for the comparable period last year.

Net Interest Income. Compared to the same period a year ago, net interest income for the nine months ended March 31, 2006, declined 13.8% to $4.9 million. Total interest income increased 3.3% between the comparable periods despite a high balance in demand accounts at the beginning of fiscal 2006 attributed to the sale and securitization of $50.8 million of consumer loans that settled in June 2005. However, interest expenses increased 25.6% between the comparable nine-month periods as rates for deposits and borrowings rose steadily over that span. Consequently, the net interest margin declined to 2.58% for the first nine months of fiscal 2006 from 2.96% for the same period the preceding year.

Provision for Loan Losses. The provision for loan losses is intended to establish an allowance adequate to cover losses inherent in the loan portfolio as of the balance sheet date based upon management’s periodic analysis of information available at that time. At $222,000, the provision for loan losses for the nine months ended March 31, 2006, was $48,000 less than the same nine months in fiscal 2005. Net charge-offs, which typically are related to the automobile loan portfolio, totaled $213,000 for the most recent nine months versus $290,000 for the first nine months of fiscal 2005 during which time First Bancorp revised its treatment of seriously delinquent loans to borrowers who have filed for Chapter 13 bankruptcy protection. While management believes the allowance for loan losses to be sufficient given current information, future events, conditions, or regulatory directives could necessitate additions to the allowance for loan losses that may adversely affect net income.

Noninterest Income. Noninterest income totaled $2.2 million for the nine months ended March 31, 2006, compared to $1.2 million for the same period the preceding year. The most recent nine months included a $686,000 gain from the sale in December 2005 of a branch office facility. Excluding the gain from the branch sale, noninterest income increased 26.3%. Net gains on loan sales declined 22.4% to $129,000 due largely to a reduction in consumer loan sales. Service charges on deposit accounts and ATM/POS-related fees increased 12.8% and 8.6%, respectively, between the comparative nine months periods due primarily to fee schedule changes. Other noninterest income for the nine months ended March 31, 2006, was 72.3% above the same nine months last year due mainly to miscellaneous income related to the servicing of sold consumer loans.

Noninterest Expense. At $5.1 million for the nine months ended March 31, 2006, total noninterest expense increased $366,000 from the same nine months a year ago. Relative to average assets, such expenses increased to 2.46% from 2.31% on an annualized basis. Salaries and employee benefits, which increased $174,000 or 6.4%, accounted for the majority of the higher noninterest expenses. However, the first nine months in fiscal 2005 included a $61,000 reduction in the liability, and likewise the expense, associated with the withdrawal from First Bancorp’s defined benefit pension plan. Excluding this item, salaries and employee benefits increased 4.1% due primarily to annual pay raises, the establishment in November 2005 of a new First Federal branch in St. Philip, Indiana, the expansion of the commercial lending department, and higher medical insurance costs. These expenses were partially offset by savings realized upon the final vesting in April 2005 of stock awarded pursuant to the First Bancorp of Indiana, Inc. 1999 Stock-Based Incentive Plan. “Other” noninterest expenses increased 14.9% to $1.0 million for the nine months ended March 31, 2006, compared to the same period the preceding year. The increase was distributed among numerous expense categories with the most notable being indirect consumer loan processing expenses.

Income Taxes. Effective tax rates for the nine months ended March 31, 2006 and 2005 approximated 32.9% and 37.0%, respectively. The variance between the comparable periods was attributed to investments in bank-qualified municipal securities.

Comparison of Operating Results for the Years Ended June 30, 2005 and 2004

General. At $1.5 million, net income for the year ended June 30, 2005, increased $1.2 million from the $305,000 recognized in the year ended June 30, 2004. The greater earnings resulted from enhanced net interest income and substantially lower noninterest expenses. This latter category was attributed to the recognition in fiscal 2004 of costs associated with the withdrawal from First Federal’s defined benefit pension plan. Conversely, noninterest income declined moderately between the comparative years. The return on average assets increased to 0.55% for fiscal 2005 compared to 0.14% the preceding year. Similarly, the return on average equity improved to 5.19% for fiscal 2005 from 1.01% in fiscal 2004.

Net Interest Income. First Bancorp generated net interest income of $7.7 million in the year ended June 30, 2005, an increase of $1.6 million, or 26.2%, from the year ended June 30, 2004.

Total interest income increased $2.9 million to $13.7 million for the year ended June 30, 2005, compared to $10.8 million for the year ended June 30, 2004. Interest income from loans grew to $10.5 million in fiscal 2005 from $8.7 million in fiscal 2004 as steady consumer and commercial loan demand compensated for slightly lower yields. Net loans outstanding averaged $180.3 million with an average yield of 5.84% in fiscal 2005 compared with an average balance of $144.6 million and an average yield of 6.05% in fiscal 2004. Interest income from investment securities, which consisted mainly of mortgage-backed instruments, increased $1.1 million between the comparable fiscal years as the average balance of this portfolio grew to $70.5 million from $48.7 million. Additionally, the yield on the investment securities portfolio improved to 4.13% for fiscal 2005 from 3.81% in fiscal 2004. The aggregate interest income on institutional deposits and miscellaneous investments increased $76,000 due to rising short-term rates throughout the most recent fiscal year.

At $6.0 million, total interest expense for fiscal 2005 was 27.0% greater than the fiscal year ended June 30, 2004 due to the significant growth experienced over the past two years. Deposits averaged $198.7 million in fiscal 2005 compared to $139.0 million in fiscal 2004, and the average cost of those deposits increased to 2.10% from 2.01% for the respective periods as market interest rates remained low. In addition, the average cost of FHLB advances dropped to 3.80% on an average balance of $45.3 million during fiscal 2005 from 4.12% on a $44.4 million average balance the preceding fiscal year.

Provision for Loan Losses. First Bancorp recorded $106,000 of provisions for loan losses in the twelve months ended June 30, 2005, compared to $226,000 the preceding year. The lower provision was attributed in part to a $254,000 reduction in allowances associated with the automobile loans transferred to held-for-sale and subsequently sold in the securitization transaction.

In fiscal 2005 First Bancorp revised its treatment of seriously delinquent loans to borrowers who have filed for Chapter 13 bankruptcy protection. Consequently, net charge-offs increased to $329,000 for year ended June 30, 2005, versus $249,000 for the year ended June 30, 2004. The fiscal 2005 net charge-off total included $164,000 of gross charge-offs and $39,000 of recoveries related to the revised treatment. Despite the sales and securitization of $50.8 million of performing loans, nonperforming loans represented just 0.27% of total loans at June 30, 2005, compared to 0.19% a year earlier.

Noninterest Income. At $1.4 million, noninterest income for the year ended June 30, 2005, was 26.3% below the $1.9 million posted in fiscal 2004. The decline was attributed primarily to income on consumer loan sales. Aside from the securitization transaction, only a single bulk sale was completed during the most recent fiscal year. For the year ended June 30, 2005, a loss of $72,000 was recognized from consumer loan sales compared to a $482,000 gain the prior year. The fiscal 2005 total included a $160,000 loss associated with the securitization transaction excluding the aforementioned reduction in allowances. For the year ended June 30, 2005, First Bancorp sold $5.5 million of single-family residential mortgage loans at a gain of $112,000 compared to $8.3 million of sales at a $154,000 gain in fiscal 2004. The cash surrender value of bank-owned life insurance added $211,000 in fiscal 2005 compared to $224,000 the preceding year. Service charges on deposit accounts plus pass-through fees related to ATM and POS processing increased moderately in fiscal 2005 due to fee schedule changes. Fees for servicing loans, the largest component of other noninterest income, increased approximately 21.0% to $409,000 for the year ended June 30, 2005, from $338,000 the preceding twelve months due largely to the servicing of sold consumer loans.

Noninterest Expense. Total noninterest expense decreased to $6.6 million in fiscal 2005 from $7.4 million in fiscal 2004, a decrease of 10.8%. Compensation and employee benefits totaled $3.8 million for the year ended June 30, 2005, compared to $4.9 million in fiscal 2004. The most significant contributor to the reduced personnel expenses was the $1.1 million charge in fiscal 2004 upon First Federal’s withdrawal from the defined benefit pension plan. Wages and salaries increased $251,000 due to personnel additions, routine pay increases and accrual adjustments. In addition, employer 401K matching, which was implemented in fiscal 2005, totaled $105,000.

Equipment expense increased $65,000, or 17.6%, to $434,000 for the year ended June 30, 2005, from $369,000 for the year ended June 30, 2004. The largest component of the change was a $62,000 increase in software licensing expenses.

The amortization of intangible assets, which is associated with the two branches purchased in November 2000, remained unchanged between the comparative years. The $76,000 annual expense represents the amortization of the core deposit component. The core deposit intangible will be fully amortized by November 2008.

Data processing expenses totaled $370,000 for the year ended June 30, 2005, a 17.7% increase from the preceding fiscal year. Greater activity, higher maintenance fees, and expenses associated with the growth of online banking were responsible for the increase.

Advertising expenses rose 44.5% to $250,000 in fiscal 2005 from $173,000 the preceding year. The increase was due to placing a greater emphasis on promoting brand awareness.

Other noninterest expenses increased $94,000, or 8.3%, to $1.2 million in fiscal 2005. Aside from an $118,000 prepayment penalty on a $5.0 million Federal Home Loan Bank advance, the change from fiscal 2004 was distributed among numerous expense categories.

Income Tax Expense. First Bancorp reported an $897,000 income tax expense for the fiscal year ended June 30, 2005, compared to a $26,000 income tax benefit in fiscal 2004. Effective tax rates for the comparative years were 36.9% and (9.5%), respectively. Effective tax rates for both years are below statutory rates due, in part, to changes in the cash surrender values of company-owned life insurance policies and the apportionment rules applicable to state income taxes. Additionally, $67,000 of tax credits from investments in low income housing projects were utilized in fiscal 2004 with no similar tax credits available in fiscal 2005.

Comparison of Operating Results for the Years Ended June 30, 2004 and 2003

General. At $305,000, net income for the year ended June 30, 2004, decreased $1.3 million or 81.4% from the year ended June 30, 2003. Although net interest income declined only slightly between the comparative fiscal years, noninterest income fell moderately in fiscal 2004 while noninterest expenses were substantially higher due, in large part, to costs associated with the withdrawal from First Bancorp’s defined benefit pension plan. As a result, the return on average assets declined to 0.14% for fiscal 2004 compared to 0.89% the preceding year. The return on average equity dropped to 1.01% for fiscal 2004 from 5.41% in fiscal 2003.

Net Interest Income. First Bancorp generated net interest income of $6.0 million in the year ended June 30, 2004, a decrease of $127,000, or 2.1%, from the year ended June 30, 2003.

Total interest income decreased $128,000 to $10.8 million for the year ended June 30, 2004, compared to $10.9 million for the year ended June 30, 2003. Interest income from loans declined slightly to $8.7 million in fiscal 2004 from $8.9 million in fiscal 2003 as strong loan production largely compensated for lower yields. Net loans outstanding averaged $144.6 million with an average yield of 6.05% in fiscal 2004 compared with an average balance of $123.3 million and an average yield of 7.25% in fiscal 2003. Interest income from investment securities, which are comprised primarily of mortgage-backed instruments, increased $209,000 between the comparable fiscal years as the average balance of this portfolio grew to $48.7 million from $32.2 million. However, the yield on the investment securities portfolio fell to 3.81% for fiscal 2004 from 5.11% in fiscal 2003 due to rapid principal repayments on the more seasoned, higher yielding investments and the impact of the continued low interest rate environment. Similarly, the aggregate interest income on institutional deposits and miscellaneous investments decreased $136,000.

Despite significant growth of interest-bearing liabilities, total interest expense remained virtually unchanged at $4.7 million for both fiscal years 2004 and 2003. Deposits averaged $139.0 million in fiscal 2004 compared to $117.9 million in fiscal 2003, and the average cost of those deposits declined to 2.01% from 2.55% for the respective periods as market interest rates remained low. In addition, the average cost of FHLB advances dropped to 4.12% on an average balance of $44.4 million during fiscal 2004 from 4.94% on a $32.8 million average balance the preceding fiscal year.

Provision for Loan Losses. The provision for loan losses was $226,000 for the year ended June 30, 2004, compared to $563,000 for the preceding year. In addition to $360,000 of routine provisions for new production, the fiscal 2004 total included the recapture of $134,000 of allowances on $25.5 million of automobile loans reclassified as “held for sale” and subsequently sold.

The continued need for provisions was based primarily on the growing proportion of nonmortgage loans, particularly consumer loans, added to First Bancorp’s portfolio. However, because delinquency and charge-off trends had stabilized, management determined that a lower level of provisions was warranted. For example, nonperforming loans represented 0.19% of total loans at June 30, 2004, compared to 0.28% a year earlier. Additionally, net charge-offs were down to $249,000 in fiscal 2004 versus $293,000 in fiscal 2003.

Noninterest Income. At $1.9 million, noninterest income for the year ended June 30, 2004, decreased 13.6% from the $2.2 million posted in fiscal 2003. Lower mortgage banking revenues were primarily responsible for the decline as the heavy refinancing activity in fiscal 2003 subsided in fiscal 2004. For the year ended June 30, 2004, First Bancorp sold $8.3 million of mortgage loans at a gain of $154,000 compared to $19.4 million of sales at a $630,000 gain in fiscal 2003. First Bancorp also recognized gains of $482,000 and $452,000 on sales of consumer loans during fiscal 2004 and fiscal 2003, respectively. The cash surrender value of bank-owned life insurance added $224,000 in fiscal 2004 compared to $214,000 the preceding year. Service charges on deposit accounts plus pass-through fees related to ATM and POS processing increased modestly in fiscal 2004. Fees for servicing loans increased approximately 54.3% to $338,000 for the year ended June 30, 2004, from $219,000 the preceding year.

Noninterest Expense. Total noninterest expense increased to $7.4 million in fiscal 2004 from $5.5 million in fiscal 2003, an increase of 34.5%. Compensation and employee benefits totaled $4.9 million for the year ended June 30, 2004, compared to $3.3 million in fiscal 2003. The most significant contributor to the increased personnel expenses was the $1.1 million charge recognized upon First Bancorp’s withdrawal from the defined benefit pension plan. The decision to withdraw from the pension plan was based on the size and volatility of prospective required contributions. For example, contributions in fiscal 2004 totaled $273,000 compared to just $9,000 in fiscal 2003. Wages and salaries increased $183,000 due to personnel additions together with routine pay increases. In addition, ESOP contributions and medical insurance premiums increased $72,000 and $26,000, respectively.

Equipment expense increased $39,000, or 11.8%, to $369,000 for the year ended June 30, 2004, from $330,000 for the year ended June 30, 2003. The largest component of the change was a $35,000 increase in software licensing expenses.

The amortization of intangible assets, which is associated with two branches purchased in November 2000, decreased $20,000 between the comparative fiscal years as First Bancorp ceased the amortization of goodwill upon adopting FAS 147 effective October 1, 2002. Such amortization totaled $19,000 in the quarters preceding the adoption of FAS 147. A scheduled reduction in the amortization of the core deposit component accounted for the balance of the change. The core deposit intangible will be fully amortized by November 2008.

Data processing expenses increased to $315,000 for the year ended June 30, 2004, a 30.5% increase from the preceding fiscal year. Greater activity, higher maintenance fees, and expenses associated with the introduction of online banking were responsible for change.

Other noninterest expenses increased to $1.3 million for fiscal 2004 from $1.1 million in fiscal 2003. The increase was due in large part to an $118,000 prepayment penalty on a $5.0 million Federal Home Loan Bank advance. Additionally, advertising expenses rose 53.1% to $173,000 in fiscal 2004 from $113,000 in fiscal 2003. The increase was attributed to a greater emphasis on marketing and expanded use of available advertising media.

Income Tax Expense. First Bancorp reported a $26,000 income tax benefit for the fiscal year ended June 30, 2004, compared to a $710,000 income tax expense in fiscal 2003. Effective tax rates for the comparative years were (9.5%) and 30.2%, respectively. Effective tax rates for both years are below statutory rates due, in part, to tax credits from investments in low income housing projects that totaled $67,000 and $73,000 for the respective fiscal years, changes in the cash surrender values of company-owned life insurance policies, and the apportionment rules applicable to state income taxes. The low income housing tax credits expired in 2004.

Average Balances, Interest and Average Yields/Cost

The following table sets forth for the years ended June 30, 2005, 2004 and 2003 information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and average yields and costs. Such yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.

	Years Ended June 30,
	2005			2004			2003
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$180,316	$10,532	5.84%	$144,565	$8,739	6.05%	$123,312	$8,941	7.25%
Investment securities	70,509	2,910	4.13	48,714	1,854	3.81	32,195	1,644	5.11
Deposits with financial institutions	3,061	90	2.94	3,049	56	1.84	7,652	175	2.29
Federal funds sold	2,501	49	1.96	1,299	12	0.92	3,698	50	1.35
Other	2,770	119	4.30	2,426	114	4.70	1,670	93	5.57
Total interest-earning assets	259,157	13,700	5.29	200,053	10,775	5.39	168,527	10,903	6.47
Non-interest-earning assets	19,277			17,220			15,964
Total assets	$278,434			$217,273			$184,491

Interest-bearing liabilities:
Demand and savings accounts	$55,571	410	0.74	$46,275	241	0.52	$45,004	440	0.98
Certificates of deposit	143,117	3,760	2.63	92,756	2,557	2.76	72,916	2,572	3.53
Total deposits	198,688	4,170	2.10	139,031	2,798	2.01	117,920	3,012	2.55
Borrowings	45,342	1,725	3.80	44,354	1,826	4.12	37,794	1,621	4.94
Other	1,085	108	9.95	1,056	103	9.75	986	95	9.63
Total interest-bearing liabilities	245,115	6,003	2.45	184,441	4,727	2.56	151,700	4,728	3.12
Non-interest-bearing liabilities	3,822			2,725			2,440
Stockholders’ equity	29,497			30,107			30,351
Total liabilities and stockholders’ equity	$278,434			$217,273			$184,491

Net interest income		$7,697			$6,048			$6,175
Interest rate spread (2)			2.84%			2.83%			3.35%
Net interest margin (3)			2.97%			3.02%			3.66%
Ratio of average interest-earning assets to average interest-bearing liabilities	105.73%			108.46%			111.09%

(1)	Average loans receivable includes nonperforming loans. Interest income includes interest and fees on loans, but does not include interest on loans 90 days or more past due.
(2)	Yield on interest-earning assets less cost of interest-bearing liabilities.
(3)	Net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on net interest income of First Bancorp for the years ended June 30, 2005, 2004 and 2003. Information is provided with respect to: (1) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); and (2) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined input of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	2005 vs. 2004			2004 vs. 2003
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Rate	Volume	Net	Rate	Volume	Net
	(In thousands)
Interest-earning assets:
Loans receivable, net	$(304)	$2,097	$1,793	$(1,613)	$1,411	$(202)
Investment securities	168	888	1,056	(490)	700	210
Deposits with financial institutions	34	-	34	(29)	(90)	(119)
Federal funds sold	20	17	37	(12)	(26)	(38)
Other	(10)	15	5	(16)	37	21
Total net change in income on interest-earning assets	(92)	3,017	2,925	(2,160)	2,032	(128)
Interest-bearing liabilities:
Demand and savings accounts	114	55	169	(211)	12	(199)
Certificates of deposit	(125)	1,328	1,203	(630)	615	(15)
Total deposits	(11)	1,383	1,372	(841)	627	(214)
Borrowings	(141)	40	(101)	(302)	507	205
Other	2	3	5	1	7	8
Total net change in expense on Interest-bearing liabilities	(150)	1,426	1,276	(1,142)	1,141	(1)
Net change in net interest income	$58	$1,591	$1,649	$(1,018)	$891	$(127)

Market Risk Analysis

Quantitative Aspects of Market Risk. First Bancorp does not maintain a trading account for any class of financial instrument nor does it engage in hedging activities or purchase high-risk derivative instruments. Furthermore, First Bancorp is not subject to foreign currency exchange rate risk or commodity price risk.

First Bancorp uses interest rate sensitivity analysis to measure its interest rate risk by computing changes in net portfolio value of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 400 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. First Bancorp measures interest rate risk by modeling the change in net portfolio value over a variety of interest rate scenarios.

The following table sets forth the change in First Bancorp’s net portfolio value at June 30, 2005 that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.

	Interest Rate Sensitivity of Net Portfolio Value
	Net Portfolio Value			Portfolio Value of Assets
Basis Point (“bp”) Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)

+300bp	$17,586	$(10,764)	(38)%	6.75%	(349	)bp
+200	22,225	(6,125)	(22)	8.34	(191)
+100	25,943	(2,407)	(8)	9.53	(71)
0	28,350	-	-	10.24	-
-100	28,611	261	1	10.23	(1)
-200	27,070	(1,280)	(5)	9.62	(62)

The above table indicates that in the event of a sudden and sustained increase in prevailing market interest rates, First Bancorp’s net portfolio value would be expected to decrease.

Certain assumptions were utilized in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Qualitative Aspects of Market Risk. First Bancorp’s principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. First Federal has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, First Federal has developed strategies to manage its liquidity and shorten its effective maturities of certain interest-earning assets.

Management has sought to decrease the average maturity of its assets by:

(1)	offering a variety of adjustable-rate residential mortgage, consumer and commercial loans, all of which are retained by First Federal for its portfolio;

(2)	establishing an indirect automobile lending program through which it originates short-term, fixed-rate automobile loans;

(3)	purchasing mortgage-backed and related securities with adjustable rates or estimated lives of five to ten years or less; and

(4)	purchasing short- to intermediate-term investment securities.

In addition, First Federal sells a portion of its long-term, fixed-rate single-family residential mortgage loans for cash in the secondary market. The retention of ARM loans and adjustable-rate mortgage-backed securities, which reprice at regular intervals, helps to ensure that the yield on First Federal’s loan portfolio will be sufficient to offset increases in First Federal’s cost of funds. However, periodic and lifetime interest rate adjustment limits may prevent ARM loans from repricing to market interest rates during periods of rapidly rising interest rates. First Federal does not use any hedging techniques to manage the exposure of its assets to fluctuating market interest rates. First Federal relies on retail deposits as its primary source of funds and maintains a moderate proportion of lower-costing passbook, NOW and money market accounts. First Federal has attempted to lengthen the term of deposits by offering certificates of deposit with terms of up to ten years.

Liquidity and Capital Resources

First Federal’s principal sources of funds are proceeds from maturities of investment securities, principal payments received on mortgage-backed and related securities, loan repayments and deposits. While scheduled payments from the amortization of loans, investment securities and interest-bearing time deposits are relatively predictable sources of funds, deposit flows and loan or investment security prepayments are greatly influenced by general interest rates, economic conditions and competition. First Federal has generally been able to generate sufficient cash through its deposits. Funds borrowed from the FHLB and deposits obtained through brokers are generally matched against higher yielding assets of like amounts with similar maturities to provide a built-in margin of interest to First Federal.

First Federal must maintain an adequate level of liquidity to ensure the availability of sufficient funds to fund loan originations and deposit withdrawals, to satisfy other financial commitments and to take advantage of investment opportunities. First Federal invests excess funds in overnight deposits and other short-term interest-earning assets to provide liquidity to meet these needs. At March 31, 2006, bank-only cash and cash equivalents totaled $14.8 million, or 5.1% of total assets. First Federal also had marketable securities, including investment CDs, totaling $69.3 million, of which, 78.0% were classified “available for sale.” At the same time, First Federal had net commitments to fund loans, including loans in process, and purchase investment securities totaling $10.9 million.

Retail certificates of deposit scheduled to mature in one year or less totaled $40.6 million at March 31, 2006. Based upon historical experience, management believes the majority of maturing certificates of deposit will remain with First Federal. In addition, management of First Federal believes that it can adjust the offering rates of certificates of deposit to retain deposits in changing interest rate environments. If a significant portion of these deposits are not retained by First Federal, First Federal would be able to utilize FHLB advances to fund deposit withdrawals, which could result in an increase in interest expense to the extent that the average rate paid on such advances sometimes exceeds the average rate paid on deposits of similar duration.

Management believes its ability to generate funds internally will satisfy its liquidity requirements. However, should First Federal require funds beyond its ability to generate them internally, it has the ability to borrow funds from the Federal Home Loan Bank. Based on currently pledged collateral, First Federal had approximately $12.4 million remaining available to borrow under its credit arrangement with the FHLB as of March 31, 2006. First Federal also had unpledged collateral sufficient to add another $11.7 million of borrowing capacity with the FHLB.

The primary investing activities of First Federal are originating loans and purchasing investments and mortgage-backed securities. In fiscal 2005, however, net proceeds from maturities of investment securities and principal payments received on mortgage-backed and related securities, totaled $10.9 million. The securitization of $50.8 million of automobile loans led to a $7.9 million net decrease in loans for the year ended June 30, 2005.

First Federal’s significant financing activities are generally deposit accounts and FHLB borrowings. Deposit growth, primarily due to brokered certificates of deposit and a new high-yield savings account, provided $13.0 million during the year. The net repayment of FHLB borrowings of $3.2 million partially offset the deposit growth in 2005.

The following tables disclose contractual obligations of First Bancorp as of June 30, 2005 (in thousands):

	Payments due by period
Contractual Obligations	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years

Long-Term Debt Obligations	$45,000	$-	$2,000	$10,000	$33,000
Total	$45,000	$-	$2,000	$10,000	$33,000

 Office of Thrift Supervision regulations require First Federal to maintain specific amounts of capital. As of March 31, 2006, First Federal exceeded its minimum capital requirements as the following table illustrates.

	Actual		Regulatory Minimum Required Capital		Well Capitalized per 12 CFR Part 565
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of March 31, 2006 (unaudited)
Total capital (to risk weighted assets)	$25,272	12.83%	$15,763	8.00%	$19,704	10.00%
Tier I capital (to risk weighted assets)	26,106	12.45	7,881	4.00	11,822	6.00
Tier I capital (to adjusted total assets)	26,106	9.09	11,489	4.00	14,361	5.00

As of June 30, 2005
Total capital (to risk weighted assets)	$25,429	15.01%	$13,554	8.00%	16,492	10.00%
Tier I capital (to risk weighted assets)	26,495	14.59	6,777	4.00	10,165	6.00
Tier I capital (to adjusted total assets)	26,495	9.63	11,000	4.00	13,751	5.00

First Bancorp announced its third stock repurchase program on September 9, 2005, pursuant to which First Bancorp may acquire up to 80,000 shares, or 5% of the outstanding shares. This repurchase program, as with the previous programs, has been undertaken to enhance shareholder value and to provide liquidity for the otherwise thinly traded shares. The repurchase programs generally have been conducted through open market purchases, although unsolicited negotiated transactions or other types of repurchases have been considered. As of March 31, 2006, 61,862 shares had been repurchased under the third stock repurchase program leaving 18,138 shares remaining to be purchased.

Off-Balance Sheet Arrangements

In the normal course of operations, First Bancorp engages in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in its financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments, lines of credit, and letters of credit.

For the year ended June 30, 2005, First Bancorp engaged in no off-balance-sheet transactions reasonably likely to have a material effect on its financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented in this prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of First Federal’s operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Stock Ownership

The following table provides information as of May 31, 2006 about the persons, other than directors and executive officers, known to First Bancorp to be the beneficial owners of more than 5% of First Bancorp’s outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Owned		Percent of Common Stock Outstanding

First Federal Savings Bank Employee Stock Ownership Plan 2200 W. Franklin Street Evansville, Indiana 47712	158,116	(1)	10.20%

(1) As of May 31, 2006, 80,150, shares have been allocated to participants’ ESOP accounts. The ESOP trustees are Harold Duncan and Michael H. Head. See“Voting and Proxy Procedure - Participants in First Federal’s ESOP” for a discussion of the ESOP’s voting procedures.

The following table provides information as of May 31, 2006 about the shares of First Bancorp common stock that may be considered to be beneficially owned by each director, each nominee for director, each executive officer named under “Executive Compensation-Summary Compensation Table” and all directors and executive officers of First Bancorp as a group. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the shares shown.

Name	Number of Shares Owned (Excluding Options)		Number of Shares That May Be Acquired Within 60 Days by Exercising Options	Percent of Common Stock Outstanding(1)

Harold Duncan	55,309	(2)	13,810	4.4%
Timothy A. Flesch	1,100		11,362	*
David E. Gunn	1,000		11,362	*
Michael H. Head	101,913	(3)	-	6.6
Kirby W. King	19,292	(4)	15,268	2.2
E. Harvey Seaman III	96,212	(5)	-	6.2
Daniel L. Schenk	1,200		11,362	*
Jerome A. Ziemer	24,945	(6)	5,962	2.0
All directors and executive officers as a group (15 persons)	339,112		95,504	26.4

*	Less than 1% of the shares of First Bancorp common stock outstanding.
(1)
Based on 1,555,368 shares of Company common stock outstanding and entitled to vote as of the close of business on May 31, 2006, plus the number of shares that may be acquired within 60 days by each individual (or group of individuals) by exercising stock options.

(2)	Includes 3,501 shares owned by Mr. Duncan’s spouse. Does not include shares held by First Federal’s ESOP, for which Mr. Duncan serves as a trustee.
(3)
Includes 15,954 shares owned by Mr. Head’s spouse, 10,000 shares owned by Mr. Head’s spouse as trustee for a family trust and 10,918 shares owned by Mr. Head’s children. Also includes 8,403 shares allocated to Mr. Head under First Federal’s ESOP, for which Mr. Head has voting power but not investment power. Does not include shares held by First Federal’s ESOP, for which Mr. Head serves as a trustee.

(4)
Includes 3,950 shares owned by Mr. King’s spouse and 1,600 shares owned by Mr. King as custodian for his son. Also includes 4,451 shares allocated to Mr. King under First Federal’s ESOP, for which Mr. King has voting power but not investment power.

(5)	Includes 55,812 shares owned by Mr. Seaman as trustee for a revocable trust and 35,400 shares owned by Mr. Seaman’s spouse as trustee for a revocable trust.
(6)	Includes 20,400 shares held by a revocable trust for which Mr. Ziemer serves as trustee.

INFORMATION ABOUT HOME BUILDING BANCORP

General

Home Building Bancorp, Inc. is a one bank holding company. Its bank subsidiary, Home Building Savings Bank, has one wholly-owned subsidiary, White River Service Corporation. Home Building Savings is a community bank headquartered in Washington, Indiana with a full service branch in Petersburg, Indiana. Home Building Savings has been serving customers since it was founded in 1908. Home Building Savings’ deposits are insured to the maximum extent permitted by law by the Federal Deposit Insurance Corporation. Home Building Savings is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision and the FDIC. Home Building Savings’ other subsidiary, White River Service Corporation, is an inactive retail and brokerage subsidiary.

Home Building Bancorp provides financial services through Home Building Savings, which conducts basic banking operations in Daviess and Pike counties in southwestern Indiana. Operations primarily consist of generating mortgage and consumer loans and accepting deposits from customers. The loan portfolio is diversified and the ability of debtors to repay loans is not dependent upon any single industry. The majority of the institution’s loans are secured by specific items of collateral including business assets, real property and consumer assets.

Management’s Discussion and Analysis of Results of Operations

Comparison of Financial Condition at March 31, 2006 and September 30, 2005

The following discussion focuses on the financial condition at March 31, 2006 in comparison to September 30, 2005 and the results of operations for the six month period ended March 31, 2006 in comparison to the six month period ended March 31, 2005 of Home Building Bancorp.

This discussion should be read in conjunction with the interim financial statements and related footnotes and the consolidated financial statements and other financial data, and the Management’s Discussion and Analysis of Financial Condition and Results of Operation included above for September 30, 2005.

Total consolidated assets of Home Building Bancorp, Inc. fell 1.3%, to $59.8 million at March 31, 2006, from $60.6 million at September 30, 2005. This decline in total assets was a result of a decrease in gross loans and investment securities with additional funding provided by increased deposits used to pay down Federal Home Loan Bank advances.

Investment securities decreased 8.1% to $10.3 million at March 31, 2006, from $11.2 million at September 30, 2005. The decrease was due to the maturity and prepayment of debt securities. The funds from the decrease in investment securities was partially invested in interest bearing deposits with other banks increasing the balance from $6.4 million at September 30, 2005 to $7.0 million at March 31, 2006.

Net loans decreased slightly to $38.4 million at March 31, 2006, a 1% decrease from $38.8 million at September 30, 2005, with the residential mortgage loan and consumer loan portfolios experiencing the majority of the decline. The residential real mortgage loan portfolio decreased $692,000 or 2.8% for the six months ended March 31, 2006 and the consumer loan portfolio decreased $325,000 or 5.8% for the six months ended March 31, 2006. The decline in these loan categories were partially offset by $222,000 and $379,000 increases in the nonresidential real estate and commercial loan portfolios, respectively.

The allowance for loan losses totaled $276,000 at March 31, 2006 compared to $277,000 at September 30, 2005. Home Building Bancorp, Inc.’s allowance for loan losses represented 0.71% of total loans at both March 31, 2006 and September 30, 2005.

Total deposits increased $1.2 million to $44.8 million at March 31, 2006, from $43.6 million at September 30, 2005. Additional funds from the increase in deposits were used to pay down FHLB Advances, which decreased to $7.9 million on March 31, 2006 from $10.0 million on September 30, 2005. Additional funds from the maturity and paydowns of debt securities were also used to decrease these borrowings.

Total stockholders’ equity increased $151,000 to $6.88 million at March 31, 2006, from $6.73 million at September 30, 2005. Aside from the $187,000 of net income, the other significant components of the change in stockholders’ equity were dividends paid of $58,000 and an increase in additional paid-in capital of $90,000 from the exercise of stock options. Finally, an unrealized loss, adjusted for deferred taxes, of $66,000 was recognized on the portfolio of available-for-sale securities.

Comparison of Financial Condition at September 30, 2005 and September 30, 2004

This discussion provides information concerning changes in the consolidated financial condition and results of operations of Home Building Bancorp for 2005 and 2004. The comments are intended to supplement and should be reviewed in conjunction with the consolidated financial statements, related notes and selected financial data presented elsewhere herein.

Total consolidated assets grew $4.0 million, or 7.1%, to $60.6 million at September 30, 2005, from $56.6 million at September 30, 2004. The growth was reflected in the balance of cash and cash equivalents, interest bearing time deposits, and loans. The growth was largely funded through deposit growth of $3.1 million or 7.8% and an increase in FHLB borrowings of $475,000 or 5%.

Lending Activities. Gross loans increased $1.5 million, or 4.0%, to $39.1 million at September 30, 2005, from $37.6 million at September 30, 2004. Residential mortgage loans, which represent the majority of Home Building Savings’ loan portfolio experienced modest growth of $224,000 in 2005. Commercial, consumer, and nonresidential real estate loans grew by $499,000, $360,000, and $941,000, respectively. The growth in the aforementioned categories was offset by a decline in construction loans of $516,000.

The following table sets forth information concerning the composition of Home Building Bancorp’s loan portfolio in dollar amounts and percentages as of September 30, 2005 and 2004 (In thousands):

	2005		2004
Loan Type	Amount	Percent of Loans	Amount	Percent of Loans

Commercial	$1,855	4.7%	$1,356	3.7%
Residential mortgages	24,937	63.8	24,713	65.8
Nonresidential real estate	6,287	16.1	5,346	14.2
Construction	365	0.9	881	2.3
Consumer	5,635	14.5	5,275	14.0
Gross loans	$39,079	100.0%	$37,571	100.0%

The following table sets forth certain information at September 30, 2005 regarding the dollar amount of loans maturing in Home Building Bancorp’s loan portfolio based on the date that final payment is due (In thousands). This schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. Management expects prepayments will cause actual maturities to be shorter than contractual maturities. Certain residential mortgage loans such as non-owner occupied and second mortgage loans are included in the commercial and consumer loan totals below.

		Remaining Maturities
Loan Type	Amount	One Year or Less	Over one to five years	Over five years

Commercial	$1,855	$1,048	$486	$321
Residential mortgages	24,937	1,135	1,725	22,077
Nonresidential real estate	6,287	2,540	2,037	1,710
Construction	365	131	19	215
Consumer	5,635	871	4,107	657
Total	$39,079	$5,725	$8,374	$24,980

Commercial loans and leases with remaining maturities over one year consist of $772,000 with fixed interest rates and $36,000 with variable interest rates, at September 30, 2005. Real estate construction and land development loans with remaining maturities over one year consist of $234,000 with fixed interest rates and $0 with variable interest rates, at September 30, 2005. Residential mortgage loans with remaining maturities over one year consist of $23,354,000 with fixed interest rates and $448,000 with variable interest rates, at September 30, 2005. Nonresidential real estate loans with remaining maturities over one year consist of $1,838,000 with fixed interest rates and $1,909,000 with variable interest rates, at September 30, 2005. Consumer loans with remaining maturities over one year consist of $4,764,000 with fixed interest rates and $0 with variable interest rates, at September 30, 2005.

Credit Risk and the Allowance and Provision for Loan Losses. The board of directors of Home Building Savings, not less frequently than quarterly, reviews with senior management its recommended allowance. At September 30, 2005, Home Building Bancorp’s allowance for loan losses totaled $277,000 compared to $268,000 at September 30, 2004. The allowance to total loans remained at .71% from 2005 to 2004.

Home Building Savings maintains an allowance for loan losses to provide for probable incurred losses in the loan portfolio. Quarterly, management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Potential problem loans are given a risk rating, which is revised based on changes in the borrowers’ ability to repay, collateral values, economic conditions and other factors.

Loans with a risk rating of substandard or doubtful are evaluated individually for impairment and allowance amounts are allocated specifically, if necessary, based on estimated present value of future cash flows. All other loans are evaluated as a group by loan type. Allocation factors are derived by using historical loss percentages, modified for trends in losses, trends in delinquency, economic factors and other factors. Provision for loan losses is adjusted in order to maintain the balance in the allowance for loan losses at the level estimated by the calculation of allocated allowance.

The following table provides an allocation of Home Building Bancorp’s allowance for probable loan losses as of each of the following dates (In thousands):

	At September 30,
	2005	2004

Loan Type
Commercial	$115	$87
Real Estate	107	128
Consumer	55	52

	$277	$268

The activity in the allowance for loan losses for the years ended September 30, is as follows (In thousands):

	2005	2004

Beginning balance	$268	$225
Provision charged to operations	48	97
Loans charged-off	(40)	(55)
Recoveries on loans previously charged-off	1	1
Ending balance	$277	$268

The following table sets forth certain information regarding the dollar amount of charge-offs and recoveries for the years ended September 30 (In thousands):

	2005	2004

Charge-offs by loan type:
Commercial	$—	$—
Residential real estate	9	30
Nonresidential real estate	—	—
Construction	—	—
Consumer	31	25
Total charge-offs	$40	$55

	2005	2004

Recoveries by loan type:
Commercial	$—	$—
Residential real estate	—	—
Nonresidential real estate	—	—
Construction	—	—
Consumer	1	1
Total recoveries	$1	$1

The following table sets forth certain asset quality ratios at and for the years ended September 30 (In thousands):

	2005	2004

Allowance for loan losses to nonperforming loans	86.50%	70.60%
Net charge-offs to average loans	0.11%	0.15%
Provisions to average loans	0.13%	0.28%

Nonperforming loans include non-accrual loans and accruing loans that are contractually past due 90 days or more as to interest or principal payments. The following table sets forth certain information regarding the dollar amount of nonperforming loans at September 30 (In thousands):

	2005	2004

Nonperforming loans:

Non-accrual loans	$320	$380
Accruing loans past due 90 or more days	—	—
Total nonperforming loans	$320	$380

Loans are placed on non-accrual when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due. All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Securities. The September 30, 2005 balance of available-for-sale securities has remained stable compared to 2004 at $11.2 million for both reporting periods. Home Building Savings’ investment security portfolio consists primarily of U.S. Government and government sponsored entity bonds. At September 30, 2005 these securities made up $8.6 million of the portfolio compared to $9.0 million at September 30, 2004. An unrealized loss in the securities portfolio has increased from $56,000 in 2004 to $154,000 in 2005. The unrealized loss in the portfolio is primarily attributable to the rising interest rate environment.

The following table sets forth the carrying value of Home Building Bancorp’s investment portfolio as of September 30 (In thousands):

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2005

U.S. Government and government sponsored entities	$8,592	$3	$(153)
Obligations of states and political subdivisions	1,314	1	(8)
Mortgage backed securities	369	4	(1)
Other securities	935	—	—
	$11,210	$8	$(162)

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2004

U.S. Government and government sponsored entities	$8,985	$39	$(54)
Obligations of states and political subdivisions	1,595	6	(1)
Mortgage backed securities	482	10	(1)
Other securities	150	—	—
	$11,212	$55	$(56)

The following table sets forth the maturities of debt securities at September 30, 2005 and the weighted-average yield on such securities (In thousands). Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are not due at a single maturity date and are shown separately.

	Remaining Maturities
Type of Security	One Year or Less	Over one to five years	Over five to ten years

U.S. Government and government sponsored entities	$503	$7,110	$979
Obligations of states and political subdivisions	289	790	235
Other securities	150	785	—
Total	$942	$686	$1,214
Mortgage-backed securities	$369

	Remaining Maturities
Type of Security	One Year or Less	Over one to five years	Over five to ten years

U.S. Government and government sponsored entities	4.65%	3.40%	4.10%
Obligations of states and political subdivisions	2.28	3.38	3.67
Other securities	4.00	4.39	—
Total	3.86%	3.45%	3.99%
Mortgage-backed securities	5.22%

1.
Computation of yields is based on amortized cost. Yields on non-taxable securities are not presented on a tax-equivalent basis. Equity securities with no contractual interest or dividends were excluded from the calculations underlying the data in this table.

Deposit and Borrowing Activities. Deposits grew by $3.1 million or 7.8%, to $43.6 million at September 30, 2005, from $40.5 million at September 30, 2004. The increase in deposits was attributable to an increase in time deposits of $4.1 million or 16.6%, from $24.7 million at September 30, 2004 to $28.8 million at September 30, 2006. The increase in time deposits was largely in response to higher interest rates being paid on short-term time accounts compared to rates paid on core deposits in the local market.

The following table sets forth the average balances and rates paid on deposits in the various types of accounts offered by Home Building Savings between the dates indicated (In thousands).

	At September 30, 2005
Deposit Type	Average Balance	Rate

Demand deposit	$9,127	0.797%
Savings	6,427	0.500%
Time deposit	28,356	3.300%
Total	$43,910	2.370%

The following table presents the amount of Home Building Bancorp’s certificates of deposit with principal balances greater than $100,000 by the time remaining until maturity as of September 30, 2005 (In thousands):

Maturity	At September 30, 2005

Three months or less	$2,328
Over 3 months to 6 months	1,446
Over 6 months to 12 months	3,331
Over 12 months	1,157
Total	$8,262

Shareholder’s Equity Activity.  Shareholder’s equity increased by $.3 million or 4.6%, to $6.7 million at September 30, 2005 up from $6.4 million at September 30, 2004. During 2005, Home Building Bancorp was able to pay out dividends of $110,000 on earnings of $408,000 for the period which equated to $0.445 per share and a dividend payout ratio of 27.3%. The 2005 dividend represented the fourth consecutive year of increased dividends to shareholders.

Comparison of Operating Results for the Six Months Ended March 31, 2006 and 2005

General. At $187,000 net income for the six months ended March 31, 2006 decreased $25,000 from the $212,000 recognized in the six months ended March 31, 2005. The year over year decrease in earnings was primarily a result of lower net interest income of approximately $31,000 due to higher interest expense on deposits and borrowings. The decrease in net interest income and the increase is noninterest expense was offset slightly by an increase in noninterest income of $20,000 and a decreased tax expense. The return on average assets was .62% for six months ended March 31, 2006 compared to 0.75% for the same period in 2005. Similarly, the return on average equity decreased to 5.51% for the six months ended March 31, 2006 from 6.55% in the same period in 2005. Diluted earnings per share decreased to $.73 in 2006 compared to $.84 reported in 2005.

Net Interest Income. Compared to the same period a year ago, net interest income for the six months ended March 31, 2006, declined 3.4% to $875,000 from $906,000. Total interest income increased 10.7% between the comparable periods due to increased earnings on interest bearing deposits with other banks and rising interest rates on commercial and consumer loans. However, interest expenses increased 32.5% between the comparable six-month periods as rates for deposits and borrowings rose steadily over that span. Consequently, the net interest margin declined to 3.17% for the first six months of fiscal 2006 from 3.41% for the same period the preceding year.

Provision for Loan Losses. The provision for loan losses is intended to establish an allowance adequate to cover losses inherent in the loan portfolio as of the balance sheet date based upon management’s periodic analysis of information available at that time. At $8,000, the provision for loan losses for the six months ended March 31, 2006, was $16,000 less than the same six months in fiscal 2005. Non-performing loans to total loans decreased from .82% at September 30, 2005 and .97 at March 31, 2005 to .06% at March 31, 2006. While management believes the allowance for loan losses to be sufficient given current information, future events, conditions, or regulatory directives could necessitate additions to the allowance for loan losses that may adversely affect net income.

Noninterest Income, Noninterest Expense and Income Tax. Noninterest income totaled $98,000 for the six months ended March 31, 2006, compared to $78,000 for the same period the preceding year, an increase of 25.6%. The increase was attributable to increased earnings on FHLB stock and service charges. At $668,000 for the six months ended March 31, 2006, total noninterest expense increased $42,000 from the same six months a year ago. Salaries and employee benefits, which increased $23,000 or 6.5%, accounted for the majority of the higher noninterest expenses. Professional fees also increased $11,000, or 27.5%, when comparing the six months ended March 31, 2006 and 2005. Effective tax rates for the six months ended March 31, 2006 and 2005 were relatively consistent at 37.1% and 36.6%, respectively.

Comparison of Operating Results for the Years Ended September 30, 2005 and 2004

General. At $408,000, net income for the year ended September 30, 2005, increased $212,000 from the $196,000 recognized in the year ended September 30, 2004. The year over year increased earnings was primarily a result of higher net interest income of approximately $106,000 due to increased average earning assets and increased noninterest income as Home Building Bancorp recognized an impairment on an investment security in 2004 which reduced noninterest income by $150,000 in the prior period. The increase in net interest income and noninterest income was slightly offset by an increase in noninterest expense of $42,000 and an increased tax expense. The return on average assets increased to 0.70% for fiscal 2005 compared to 0.37% the preceding year. Similarly, the return on average equity improved to 6.20% for fiscal 2005 from 2.92% in fiscal 2004. Diluted earnings per share improved to $1.60 in 2005 compared to $.75 reported in 2004.

Net Interest Income.  Home Building Bancorp generated net interest income of $1.83 million in the year ended September 30, 2005, an increase of $106,000, or 6.2%, from the year ended September 30, 2004.

Total interest income increased $308,000 to $3.1 million for the year ended September 30, 2005, compared to $2.8 million for the year ended September 30, 2004. Interest income from loans grew to $2.5 million in fiscal 2005 from $2.3 million in fiscal 2004 as loan demand complemented for slightly higher yields. Net loans outstanding averaged $37 million with an average yield of 6.68% in fiscal 2005 compared with an average balance of $35 million and an average yield of 6.57% in fiscal 2004. Interest income from investment securities, which consisted mainly of U.S. treasury and government agency instruments, increased $85,000. Additionally, the yield on the investment securities portfolio improved to 3.70% for fiscal 2005 from 3.42% in fiscal 2004. The aggregate interest income on institutional deposits and miscellaneous investments increased $72,000 due to rising short-term rates throughout the most recent fiscal year.

At $1.3 million, total interest expense for fiscal 2005 was 19% greater than the fiscal year ended September 30, 2004 due to the rise in short-term interest rates and growth in the deposit average balances. Deposits averaged $42 million in fiscal 2005 compared to $39.0 million in fiscal 2004, and the average cost of those deposits increased slightly to 2.10% from 1.99% for the respective periods as market interest rates remained low. In addition, the average cost of funds on FHLB advances remained relatively stable from 4.07% in 2004 to 4.05% in 2005 but actual cost increase given the average balance increase from $6.9 million to $9.5 million.

The following tables depict for the years ended September 30, 2005 and 2004, certain information related to Home Building Bancorp’s average balance sheets and its average yields on assets and costs of liabilities (In thousands). Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages. Non-accrual loan balances are included in the average balances of loans. Yields on non-taxable securities are not presented on a tax-equivalent basis.

	Year Ended September 30, 2005			Year Ended September 30, 2004
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate

Interest earning assets
Deposit with other banks	$5,952	$204	3.43%	$4,920	$132	2.68%
Securities	11,157	413	3.70	9,590	328	3.42
Loans	37,123	2,480	6.68	35,425	2,329	6.57
Total interest earning assets	$54,232	$3,097		$49,935	$2,789

Interest bearing liabilities
Interest-bearing deposits	$41,958	$881	2.10%	$39,399	$783	1.99%
Borrowings	9,497	385	4.05	6,934	282	4.07
Total interest bearing liabilities	$51,455	$1,266		$46,333	$1,065

	2005	2004

Average yield on interest-earning assets	5.71%	5.59%
Average rate paid on interest-bearing liabilities	2.46	2.30
Net interest spread	3.25	3.29
Net interest margin (net income divided by average total interest-earning assets)	3.38	3.45
Return on average assets	0.70	0.37
Return on average equity	6.20	2.92

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Home Building Bancorp’s interest income and expense during the periods indicated (In thousands). For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended September 30, 2005 vs. 2004
	Increase (Decrease) due to
	Volume	Rate	Total

Interest income attributable to:
Loans	$113	$38	$151
Securities	57	28	85
Other interest-earning assets	31	41	72

Total interest-earning assets	201	107	308

Interest expense attributable to:
Interest-bearing deposits	52	46	98
Borrowings	104	(1)	103
Total interest-bearing liabilities	156	45	201

Increase (decrease) in net interest income	$45	$62	$107

(1) Includes federal funds sold and interest-bearing deposits in other financial institutions.

Provision for Loan Losses.  Home Building Bancorp recorded $48,000 of provisions for loan losses in the twelve months ended September 30, 2005, compared to $97,000 the preceding year. The lower provision was attributed in part to lower net charge-offs and nonperforming loans during the 2005 compared to 2004. Net charge-offs for 2005 were $39,000 compared to $55,000 in 2004 and nonperforming loans decreased from $380,000 to $320,000.

Noninterest Income.  At $150,000, noninterest income for the year ended September 30, 2005 increased $137,000 from the fiscal year ended 2004. The increase from 2004 was largely attributable to an impairment charge taken in 2004 for $150,000 on an investment security. The security was held by Home Building Bancorp and as such, the loss was treated as a capital loss, thus no tax benefit was recognized for the loss in 2004. In 2005, the impaired security was fully liquidated resulting in no additional loss to Home Building Bancorp.

Noninterest Expense. Total noninterest expense increased by $42,000 to $1.30 million in fiscal 2005, an increase of 3.3%. Compensation and employee benefits only slightly increased to $749,000 for the year ended September 30, 2005, compared to $740,000 in fiscal 2004. Professional fees accounted for most of the increase in noninterest expense with a $33,000 or 64% increase.

Income Tax Expense. Home Building Bancorp reported an $229,000 income tax expense for the fiscal year ended September 30, 2005, compared to $190,000 in fiscal 2004. Effective tax rates for the comparative years were 35.96% and 49.32%, respectively. The effective tax rate for 2004 was higher than 2005 as a result of the loss taken on an impaired security which was not deductible for federal and state tax purposes as discussed in the Noninterest Income section above.

Liquidity and Interest Rate Sensitivity

Management is not aware of any trends or any known demands, commitments events or uncertainties that may materially affect liquidity during 2005 or the foreseeable future. Management believes that expected deposit growth, maturing investment securities and unused borrowing sources will be adequate to meet the liquidity needs for the foreseeable future.

Home Building Savings attempts to manage its rate sensitivity position through the use of variable-rate loans and by matching funds acquired, having a specific maturity, with loans, securities or money market investments with similar maturities. Home Building Savings employs a variety of measurement techniques to identify and manage its exposure to changing interest rates. A simulation model is used to measure Home Building Savings’ net interest income volatility to changes in the level of interest rates, interest rate spreads, the shape of the yield curve and changing product growth patterns and investment strategies. Additionally, a rate sensitivity position is computed for various repricing intervals by calculating rate sensitivity gaps.

Capital Adequacy

Note 12 to the consolidated financial statements includes a table of Home Building Savings’ capital ratios and the related requirements.

Off Balance Sheet Arrangements

In the ordinary course of business, Home Building Savings has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the consolidated balance sheet. For more detail on these arrangements, see Note 11 of the Notes to Consolidated Financial Statements.

Stock Ownership

Home Building Bancorp knows of no single person or group who beneficially owned more than five percent of the outstanding shares of Home Building Bancorp common stock at May 31, 2006 other than as set forth in the table below.

The following table provides information about the shares of Home Building Bancorp common stock beneficially owned by each director of Home Building Bancorp and by all directors and executive officers as a group as of May 31, 2006. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name	Number of Shares Owned (Excluding Options)	Number of Shares That May Be Acquired Within 60 Days by Exercising Options	Percent of Total Common Stock Outstanding(1)

Directors and Executive Officers
Steve Ash	6,477	–	2.5%
Blake L. Chambers	21,140	–	8.3
C. Darrell Deem	9,865	–	3.9
John B. Graham	17,775	6,000	9.1
Gregory L. Haag	12,886	–	5.0
Tom Miles	1,954	1,610	1.4
Kim R. Murray	9,211	–	3.6
James E. Scheid	4,010	–	1.6
Debra K. Shields	6,442	–	2.5
Robert Waddle	7,861		3.1
Larry G. Wilson	2,940	–	1.2

All directors and executive officers as a group (11 persons)	100,561	7,610	41.1

Other 5% Holders

Sanford Lockspeiser Trust	16,059	–	6.3

(1)
Based on 255,428 shares of Home Building Bancorp common stock outstanding on May 31, 2006 plus, for each person, the number of shares that such person may acquire within 60 days of such date by exercising stock options.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or to approve the merger agreement at the time of the special meeting, the merger agreement cannot be approved unless the annual meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Home Building Bancorp at the time of the special meeting to be voted for an adjournment, if deemed necessary, Home Building Bancorp has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of Home Building Bancorp unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is deemed necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the meeting of the place, date and time to which the meeting is adjourned.

LEGAL MATTERS

The validity of the First Bancorp common stock to be issued in the proposed merger has been passed upon for First Bancorp by Muldoon Murphy & Aguggia LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of First Bancorp as of June 30, 2005 and 2004 and for each of the years in the three-year period ended June 30, 2005 have been included in this proxy statement/prospectus in reliance upon the report of BKD LLP, independent registered public accounting firm, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Home Building Bancorp as of September 30, 2005 and 2004 and for each of the years in the two-year period ended September 30, 2005 have been included in this proxy statement/prospectus in reliance upon the report of Crowe Chizek and Company LLC, independent registered public accounting firm, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

Home Building Bancorp will hold an annual meeting for the year ending September 30, 2006 only if the merger is not completed. Home Building Bancorp’s bylaws provide that in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Secretary of Home Building Bancorp at least 30 days prior to the date of the annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

First Bancorp files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document First Bancorp files with the SEC at its public reference room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, N.E., Room 1580, Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities.

First Bancorp filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of First Bancorp common stock to be issued to Home Building Bancorp shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of First Bancorp in addition to being a proxy statement of Home Building Bancorp for its special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

All information concerning First Bancorp and its subsidiaries has been furnished by First Bancorp and all information concerning Home Building Bancorp and its subsidiaries has been furnished by Home Building Bancorp.

You should rely only on the information contained in this proxy statement/prospectus when evaluating the merger agreement and the proposed merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [________], 2006. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders of Home Building Bancorp nor the issuance of shares of First Bancorp common stock as contemplated by the merger agreement shall create any implication to the contrary.

First Bancorp of Indiana, Inc. and Subsidiary
Condensed Consolidated Balance Sheets

	March 31, 2006	June 30, 2005
	(Unaudited)
Assets
Cash and due from banks	$5,505,317	$3,998,956
Interest-bearing demand deposits	6,232,339	28,536,908
Federal funds sold	3,425,000	2,800,000
Total cash and cash equivalents	15,162,656	35,335,864
Interest-bearing deposits	283,961	958,892
Investment securities
Available for sale	54,108,237	58,279,164
Held to maturity	14,935,658	7,039,852
Total investment securities	69,043,895	65,319,016
Loans	179,700,542	155,401,524
Allowance for loan losses	(864,055)	(855,145)
Net loans	178,836,487	154,546,379
Premises and equipment	7,483,632	3,948,433
Goodwill	1,786,297	1,786,297
Core deposit intangibles	105,702	162,740
Federal Home Loan Bank stock	3,813,900	3,314,000
Other assets	12,351,310	11,996,004
Total assets	$288,867,840	$277,367,625

Liabilities
Deposits
Non-interest bearing	$12,398,713	$11,581,099
Interest bearing	171,181,373	184,151,437
Total deposits	183,580,086	195,732,536
Long-term borrowings	72,000,000	45,000,000
Advances by borrowers for
taxes and insurance	893,958	545,180
Other liabilities	3,756,697	6,168,674
Total liabilities	260,230,741	247,446,390

Stockholders' Equity
Preferred stock, $.01 par value
Authorized and unissued - 1,000,000 shares
Common stock, $.01 par value
Authorized - 9,000,000 shares
Issued - 2,272,400 shares	22,724	22,724
Additional paid-in capital	22,336,449	22,089,607
Retained earnings	19,123,451	18,918,059
Accumulated other comprehensive income / (loss)	(987,179)	(300,457)
	40,495,445	40,729,933
Less:
Unreleased employee stock ownership plan
shares - 71,956 and 83,320 shares	(734,541)	(850,546)
Treasury stock - 718,652 and 674,751 shares	(11,123,805)	(9,958,152)
Total stockholders' equity	28,637,099	29,921,235

Total liabilities and stockholders' equity	$288,867,840	$277,367,625
See notes to unaudited condensed consolidated financial statements

First Bancorp of Indiana, Inc. and Subsidiary
Condensed Consolidated Statements of Income

	Nine Months Ended March 31,
	2006	2005
	(Unaudited)
Interest Income
Loans receivable	$7,746,795	$7,683,518
Investment securities	2,342,011	2,212,277
Deposits with financial institutions	130,083	63,345
Federal funds sold	82,313	40,283
Other interest and dividend income	121,883	88,792
Total interest income	10,423,085	10,088,215

Interest Expense
Deposits	3,505,589	3,089,326
Borrowings	1,919,542	1,212,198
Other	77,808	80,442
Total interest expense	5,502,939	4,381,966

Net Interest Income	4,920,146	5,706,249

Provision for loan losses	222,000	270,000

Net Interest Income after Provision	4,698,146	5,436,249

Noninterest Income
Increase in cash surrender values
of life insurance	158,571	157,170
Net gains on loan sales	129,454	166,864
ATM transaction & POS interchange fees	180,947	166,569
Service charges on deposit accounts	311,594	276,315
Net gain on sale of branch office	685,647	0
Other income	705,029	409,214
Total noninterest income	2,171,242	1,176,132

Noninterest Expense
Salaries and employee benefits	2,873,214	2,699,524
Net occupancy expense	262,785	204,585
Equipment expense	276,944	339,883
Amortization of intangible assets	57,038	57,038
Professional fees	149,540	116,656
Advertising	221,238	183,725
Data processing fees	269,107	276,465
Other expense	1,035,058	900,844
Total noninterest expense	5,144,924	4,778,720

Income Before Income Tax	1,724,464	1,833,661
Income tax expense	567,173	677,682

Net Income	$1,157,291	$1,155,979

Basic earnings per share	$0.77	$0.77
Diluted earnings per share	$0.75	$0.74
Dividends declared per share	$0.60	$0.59

See notes to unaudited condensed consolidated financial statements

First Bancorp of Indiana, Inc. and Subsidiary
Condensed Consolidated Statements of Stockholders’ Equity

	Shares Outstanding	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Other Comprehensive Income	Unallocated ESOP Shares	Treasury Shares	Total

Balances at June 30, 2005	2,272,400		$22,724	$22,089,607	$18,918,059	($300,457)	($850,546)	($9,958,152)	$29,921,235

Net income		$1,157,291			1,157,291				1,157,291
Other comprehensive income, net of tax--Unrealized gains (losses) on securities (unaudited)		(686,722)				(686,722)			(686,722)
Cash dividends paid ($0.30 per share)					(951,899)				(951,899)
Employee Stock Ownership Plan shares allocated				130,350			116,005		246,355
Treasury shares purchased								(1,581,640)	(1,581,640)
Options exercised				(27,203)				415,987	388,784
Tax benefit of employee benefit plans				143,695					143,695
Comprehensive income (unaudited)		$470,569

Balances at March 31, 2006 (unaudited)	2,272,400		$22,724	$22,336,449	$19,123,451	($987,179)	($734,541)	($11,123,805)	$28,637,099

See notes to unaudited condensed consolidated financial statements

First Bancorp of Indiana, Inc. and Subsidiary
Condensed Consolidated Statements of Cash Flows

	Nine Months Ended March 31,
	2006	2005
	(Unaudited)
Net Cash Provided (Used) by Operating Activities	($1,008,577)	$2,141,709

Investing Activities
Net change in interest-bearing deposits	674,931	101,044
Proceeds from maturities of securities available for sale	11,276,982	12,152,601
Proceeds from maturities of securities held to maturity	2,210,901	2,523,113
Purchases of securities available for sale	(8,319,555)	(6,055,958)
Purchases of securities held to maturity	(10,123,250)	0
Net change in loans	(24,413,298)	(26,696,114)
Purchases of premises and equipment	(4,154,936)	(937,006)
Proceeds from sales of premises and equipment	1,131,920	0
Purchase FHLB stock	(499,900)	0
Net cash provided (used) by investing activities	(32,216,205)	(18,912,320)

Financing Activities
Net change in
Non-interest bearing, interest-bearing demand
and savings deposits	81,198	11,576,139
Certificates of deposit	(12,233,648)	7,243,600
Proceeds from issuance of long-term borrowings	40,000,000	20,000,000
Repayments of long-term borrowings	(13,000,000)	(2,000,000)
Net issuance / (repayments) of short-term borrowings	0	(18,500,000)
Advances by borrowers for taxes and insurance	348,778	323,254
Dividends paid	(951,899)	(958,346)
Purchase treasury shares	(1,581,640)	(1,108,534)
Options exercised	388,784	362,603
Net cash provided by financing activities	13,051,573	16,938,716

Net Change in Cash and Cash Equivalents	(20,173,208)	168,106

Cash and Cash Equivalents, Beginning of Period	35,335,864	8,094,870

Cash and Cash Equivalents, End of Period	$15,162,656	$8,262,976

Additional Cash Flow Information
Interest paid	$5,076,407	$3,966,458
Income tax paid	615,000	520,000

See notes to unaudited condensed consolidated financial statements

First Bancorp of Indiana, Inc. and Subsidiary
Notes to Unaudited Condensed Consolidated Financial Statements

NOTE 1 - BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements of First Bancorp of Indiana, Inc. (the "Company") have been prepared in accordance with instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary to fairly present the financial position, results of operations, and cash flow of the Company. The condensed consolidated balance sheet of the Company as of June 30, 2005, has been derived from the audited consolidated balance sheet of the Company as of that date. The results of operations for the three and nine months ended March 31, 2006, are not necessarily indicative of the results to be expected for the year ending June 30, 2006. The condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended June 30, 2005, contained in the Company's Annual Report on Form 10-KSB.

NOTE 2 - EFFECTS OF STOCK OPTIONS

At March 31, 2006, the Company has a stock-based incentive plan under which stock options have been granted to selected executives and directors. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No compensation cost related to this stock-based incentive plan is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following tables illustrate the effects on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to the option grants. All options were fully vested as of the end of fiscal 2005.

	Three Months Ended March 31,
	2006	2005

Net Income, as reported	$254,125	$370,391
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	0	(12,438)

Pro forma net income	$254,125	$357,953

Earnings per share:
Basic - as reported	$0.17	$0.25
Basic - pro forma	0.17	0.24

Diluted - as reported	$0.17	$0.24
Diluted - pro forma	0.17	0.23

First Bancorp of Indiana, Inc. and Subsidiary
Notes to Unaudited Condensed Consolidated Financial Statements

	Nine months Ended March 31,
	2006	2005

Net Income, as reported	$1,157,291	$1,155,979
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	0	(37,320)

Pro forma net income	$1,157,291	$1,118,659

Earnings per share:
Basic - as reported	$0.77	$0.77
Basic - pro forma	0.77	0.74

Diluted - as reported	$0.75	$0.74
Diluted - pro forma	0.75	0.71

NOTE 3 - BORROWINGS

The following summarizes the Company's borrowings at March 31, 2006, and June 30, 2005. Each putable advance is convertible from a fixed-rate to a variable-rate instrument at the discretion of the Federal Home Loan Bank contingent upon meeting prescribed strike rates and/or initial lockout periods.

	March 31, 2006	June 30, 2005
	(unaudited)
Federal Home Loan Bank putable advances
Fixed rate of 5.370%, due in February 2011	$10,000,000	$10,000,000
Fixed rate of 4.830%, due in July 2011	10,000,000	10,000,000
Fixed rate of 2.650%, due in March 2008		5,000,000
Fixed rate of 3.268%, due in January 2015	8,000,000	8,000,000
Fixed rate of 3.520%, due in May 2015	5,000,000	5,000,000
Fixed rate of 4.350%, due in September 2015	10,000,000
Fixed rate of 3.700%, due in September 2015	10,000,000
Fixed rate of 4.180%, due in March 2016	15,000,000

Federal Home Loan Bank converted advance
Variable rate of 4.041%, due in March 2008		5,000,000

Federal Home Loan Bank bullet advances
Fixed rate of 3.050%, due in July 2006	2,000,000	2,000,000
Fixed rate of 5.040%, due in March 2007	2,000,000

Total Federal Home Loan Bank advances	$72,000,000	$45,000,000

Weighted average rate	4.238%	4.062%

First Bancorp of Indiana, Inc. and Subsidiary
Notes to Unaudited Condensed Consolidated Financial Statements

NOTE 5 - EARNINGS PER SHARE

Earnings per share for the quarters ended March 31, 2006, and March 31, 2005, were computed as follows:

	Quarter Ended March 31, 2006
	Income	Weighted-Average Shares	Per Share Amount

Net income	$254,125

Basic earnings per share
Income available to common stockholders	$254,125	1,486,813	$0.17

Effect of dilutive securities
Stock options	–	47,028
Unvested MRP shares	–	–

Diluted earnings per share
Income available to common stockholders and assumed conversions	$254,125	1,533,841	$0.17

	Quarter Ended March 31, 2005
	Income	Weighted-Average Shares	Per Share Amount

Net income	$370,391

Basic earnings per share
Income available to common stockholders	$370,391	1,502,879	$0.25

Effect of dilutive securities
Stock options	–	52,015
Unvested MRP shares	–	5,653

Diluted earnings per share
Income available to common stockholders and assumed conversions	$370,391	1,560,547	$0.24

First Bancorp of Indiana, Inc. and Subsidiary
Notes to Unaudited Condensed Consolidated Financial Statements

Year-to-date earnings per share were computed as follows:

	Nine months Ended March 31, 2006
	Income	Weighted-Average Shares	Per Share Amount

Net income	$1,157,291

Basic earnings per share
Income available to common stockholders	$1,157,291	1,498,459	$0.77

Effect of dilutive securities
Stock options	–	51,071
Unvested MRP shares	–	–

Diluted earnings per share
Income available to common stockholders and assumed conversions	$1,157,291	1,549,530	$0.75

	Nine months Ended March 31, 2005
	Income	Weighted-Average Shares	Per Share Amount

Net income	$1,155,979

Basic earnings per share
Income available to common stockholders	$1,155,979	1,503,922	$0.77

Effect of dilutive securities
Stock options	–	58,183
Unvested MRP shares	–	5,646

Diluted earnings per share
Income available to common stockholders and assumed conversions	$1,155,979	1,567,751	$0.74

NOTE 5 - RECLASSIFICATIONS

Certain reclassifications have been made to the condensed consolidated income statement for the three- and nine-month periods ended March 31, 2005, to conform to the presentation of the condensed consolidated income statement for the three- and nine-month periods ended March 31, 2006. These reclassifications had no effect on earnings.

NOTE 6 - RECENT DEVELOPMENTS

On April 25, 2006, the Company and Home Building Bancorp, Inc. (“Home Building Bancorp”), the parent company of Home Building Savings Bank, FSB, entered into an Agreement and Plan of Merger pursuant to which Home Building Bancorp will merge with and into the Company. Concurrent with the merger, it is expected that Home Building Savings Bank will merge with and into First Federal Savings Bank.  The aggregate merger consideration will include approximately $5.6 million in cash and up to approximately 294,000 shares of First Bancorp stock.  The merger is subject to receipt of approval from regulatory authorities and shareholders of Home Building Bancorp.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors
and Stockholders
First Bancorp of Indiana, Inc.
Evansville, Indiana

We have audited the accompanying balance sheets of First Bancorp of Indiana as of June 30, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Bancorp of Indiana, Inc. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Evansville, Indiana
July 21, 2005

First Bancorp of Indiana, Inc.
Consolidated Balance Sheets
June 30, 2005 and 2004

Assets
	2005	2004
Cash and due from banks	$3,998,956	$2,886,086
Interest-bearing demand deposits with banks	28,536,908	3,918,784
Federal funds sold	2,800,000	1,290,000
Cash and cash equivalents	35,335,864	8,094,870
Interest-bearing deposits	958,892	943,789
Available-for-sale securities	58,279,164	66,113,319
Held-to-maturity securities	7,039,852	9,396,072
Loans, net of allowance for loan losses of $855,000 and $1,078,000 at June 30, 2005 and 2004, respectively	154,546,379	162,687,300
Premises and equipment	3,948,433	2,720,106
Federal Home Loan Bank stock	3,314,000	2,677,200
Goodwill	1,786,297	1,786,297
Core deposit intangible	162,740	238,790
Other assets	11,996,004	9,407,415
Total assets	$277,367,625	$264,065,158
Liabilities and Stockholders’ Equity
Liabilities
Deposits
Noninterest-bearing	$11,581,099	$6,206,246
Interest-bearing	184,151,437	176,533,610
Total deposits	195,732,536	182,739,856
Short-term borrowings	—	12,500,000
Long-term debt	45,000,000	35,666,667
Advances from borrowers for taxes and insurance	545,180	518,099
Other liabilities	6,168,674	3,672,771
Total liabilities	247,446,390	235,097,393
Commitments and Contingencies	0	0
Stockholders’ Equity
Preferred stock, $0.01 par value; authorized and unissued 1,000,000 shares
Common stock, $0.01 par value; authorized 9,000,000 shares; issued 2005 and 2004 - 2,272,400 shares	22,724	22,724
Additional paid-in capital	22,089,607	21,828,080
Retained earnings	18,918,059	18,344,146
Accumulated other comprehensive loss
Unrealized depreciation on available-for-sale securities, net of income taxes 2005 - $(185,000); 2004 - $(557,000)	(300,457)	(908,658)
	40,729,933	39,286,292
Unreleased employee stock ownership plan shares
2005 - 83,320 shares; 2004 - 98,470 shares	(850,546)	(1,005,199)
Unreleased management recognition plan shares
2005 - 0 shares; 2004 - 14,349 shares	—	(134,927)
Treasury stock, at cost
2005 - 674,751 shares; 2004 - 646,086 shares	(9,958,152)	(9,178,401)
Total stockholders’ equity	29,921,235	28,967,765
Total liabilities and stockholders’ equity	$277,367,625	$264,065,158

See Notes to Consolidated Financial Statements

First Bancorp of Indiana, Inc.
Consolidated Statements of Income
Years Ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Interest Income
Loans	$10,531,017	$8,739,334	$8,940,560
Investment securities	2,910,266	1,854,070	1,644,738
Deposits with banks	90,207	55,649	175,119
Federal funds sold	49,336	12,437	49,631
Other	118,831	113,856	92,891
Total interest income	13,699,657	10,775,346	10,902,939
Interest Expense
Deposits	4,169,876	2,797,957	3,011,620
Borrowings	1,724,679	1,825,611	1,621,607
Other	108,468	103,414	94,796
Total interest expense	6,003,023	4,726,982	4,728,023
Net Interest Income	7,696,634	6,048,364	6,174,916
Provision for Loan Losses	106,037	226,845	563,000
Net Interest Income After Provision for Loan Losses	7,590,597	5,821,519	5,611,916
Noninterest Income
Service charges on deposit accounts	371,467	360,068	353,294
Net gains on sales of loans	40,089	636,059	1,081,601
Net gain on sales of investment securities	—	—	62,776
ATM transaction and POS interchange fees	230,967	191,597	185,463
Increase in cash surrender value of life insurance	211,170	224,327	214,311
Other	570,722	476,012	346,621
Total noninterest income	1,424,415	1,888,063	2,244,066
Noninterest Expense
Salaries and employee benefits	3,827,607	3,818,343	3,298,343
Withdrawal from multi-employer pension plan	—	1,087,000	—
Net occupancy expense	256,563	287,802	279,113
Equipment expense	434,013	369,173	330,271
Data processing fees	370,141	314,518	241,052
Legal and professional fees	134,688	162,080	167,065
Amortization of intangible assets	76,050	76,050	96,176
Advertising	249,992	173,482	112,840
Other	1,237,089	1,142,621	979,601
Total noninterest expense	6,586,143	7,431,069	5,504,461
Income Before Income Taxes	2,428,869	278,513	2,351,521
Provision for Income Taxes (Credit)	896,610	(26,499)	710,107
Net Income	$1,532,259	$305,012	$1,641,414
Basic Earnings Per Share	$1.02	$0.21	$1.10
Diluted Earnings Per Share	$.98	$0.20	$1.04

See Notes to Consolidated Financial Statements

First Bancorp of Indiana, Inc.
Consolidated Statements of Stockholders’ Equity
Years Ended June 30, 2005, 2004 and 2003

	Comprehensive Income (Loss)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unallocated ESOP Shares	Unallocated MRP Shares	Treasury Stock	Total

Balance, July 1, 2002		$22,724	$21,915,323	$17,961,840	$111,615	$(1,314,504)	$(458,773)	$(6,914,237)	$31,323,988
Net income	$1,641,414	—	—	1,641,414	—	—	—	—	1,641,414
Dividends on common stock, $0.40 per share	—	—	—	(664,190)	—	—	—	—	(664,190)
Purchase of treasury stock (198,035 shares)	—	—	—	—	—	—	—	(3,135,113)	(3,135,113)
Exercise of stock options (50,436 shares)	—	—	(229,056)	—	—	—	—	689,285	460,229
Employee Stock Ownership Plan shares allocated (15,150 shares)	—	—	82,340	—	—	154,653	—	—	236,993
Management Recognition Plan shares allocated (17,220 shares)	—	—	(4,792)	—	—	—	161,923	—	157,131
Tax benefit of employee benefit plans	—	—	45,868	—	—	—	—	—	45,868
Change in unrealized depreciation on available-for-sale securities, net of income tax benefit of $98,230	(160,271)	—	—	—	(160,271)	—	—	—	(160,271)
Comprehensive income	$1,481,143
Balance, June 30, 2003		22,724	21,809,683	18,939,064	(48,656)	(1,159,851)	(296,850)	(9,360,065)	29,906,049
Net income	$305,012	—	—	305,012	—	—	—	—	305,012
Dividends on common stock, $.56 per share	—	—	—	(899,930)	—	—	—	—	(899,930)
Purchase of treasury stock (21,000 shares)	—	—	—	—	—	—	—	(421,450)	(421,450)
Exercise of stock options (42,722) shares)	—	—	(213,277)	—	—	—	—	603,114	389,837
Employee Stock Ownership Plan shares allocated (15,150 shares)	—	—	153,686	—	—	154,652	—	—	308,338
Management Recognition Plan shares allocated (17,220 shares)	—	—	(4,791)	—	—	—	161,923	—	157,132
Tax benefit of employee benefit plans	—	—	82,779	—	—	—	—	—	82,779
Change in unrealized depreciation on available-for-sale securities, net of income tax benefit of $527,000	(860,002)	—	—	—	(860,002)	—	—	—	(860,002)
Comprehensive loss	$(554,990)
Balance, June 30, 2004		22,724	21,828,080	18,344,146	(908,658)	(1,005,199)	(134,927)	(9,178,401)	28,967,765

See Notes to Consolidated Financial Statements

First Bancorp of Indiana, Inc.
Consolidated Statements of Stockholders’ Equity
Years Ended June 30, 2005, 2004 and 2003
(continued)
	Comprehensive Income (Loss)	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unallocated ESOP Shares	Unallocated MRP Shares	Treasury Stock	Total

Balance, June 30, 2004 (Carried Forward)		$22,724	$21,828,080	$18,344,146	$(908,658)	$(1,005,199)	$(134,927)	$(9,178,401)	$28,967,765
Net income	$1,532,259	—	—	1,532,259	—	—	—	—	1,532,259
Dividends on common stock, $0.59 per share	—	—	—	(958,346)	—	—	—	—	(958,346)
Purchase of treasury stock (61,239 shares)	—	—	—	—	—	—	—	(1,250,740)	(1,250,740)
Exercise of stock options (32,574) shares)	—	—	(108,386)	—	—	—	—	470,989	362,603
Employee Stock Ownership Plan shares allocated (15,150 shares)	—	—	147,306	—	—	154,653	—	—	301,959
Management Recognition Plan shares allocated (17,214 shares)	—	—	(3,993)	—	—	—	134,927	—	130,934
Tax benefit of employee benefit plans	—	—	226,600	—	—	—	—	—	226,600
Change in unrealized depreciation on available-for-sale securities, net of income tax expense of $373,000	608,201	—	—	—	608,201	—	—	—	608,201
Comprehensive income	$2,140,460	—	—	—	—	—	—	—	0
Balance, June 30, 2005		$22,724	$22,089,607	$18,918,059	$(300,457)	$(850,546)	$0	$(9,958,152)	$29,921,235

See Notes to Consolidated Financial Statements

First Bancorp of Indiana, Inc.
Consolidated Statements of Cash Flows
Years Ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Operating Activities
Net income	$1,532,259	$305,012	$1,641,414
Items not requiring (providing) cash
Provision for loan losses	106,037	226,845	563,000
FHLB stock dividends received	(116,100)	(112,000)	(20,400)
Depreciation	240,492	242,013	242,589
Amortization of premiums and discounts on securities	260,290	322,873	72,208
Amortization of net loan origination fees	(148,420)	(28,781)	(248,000)
Amortization of goodwill and intangible assets	76,050	76,050	96,175
Deferred income taxes	130,000	161,000	(64,000)
Increase in cash surrender value of life insurance	(211,170)	(224,327)	(214,311)
Loans originated for sale	(64,710,653)	(40,776,789)	(46,174,527)
Proceeds from sales of loans	64,750,742	41,412,848	47,256,128
Net gain on loan sales	(40,089)	(636,059)	(1,081,601)
Net gains on sales of available-for-sale securities	—	—	(62,776)
Compensation expense related to employee stock ownership plan and management recognition plan	432,893	465,470	394,124
Tax benefit of employee benefit plans	226,600	82,779	45,868
Changes in
Other assets	(2,881,743)	(436,283)	(709,639)
Other liabilities	2,495,903	1,956,108	250,211

Net cash provided by operating activities	2,143,091	3,036,759	1,986,463

Investing Activities
Net change in interest-bearing deposits	(15,103)	485,679	(835,468)
Proceeds from maturities of available-for-sale securities	15,622,766	12,763,958	2,759,812
Proceeds from maturities of held-to-maturity securities	2,695,802	8,151,533	17,319,771
Purchases of available-for-sale securities	(7,055,958)	(66,178,178)	(15,389,725)
Purchases of held-to-maturity securities	(350,000)	—	—
Proceeds from sales of available-for-sale securities	—	—	887,404
Net change in loans	8,183,304	(27,863,314)	(17,403,130)
Purchases of premises and equipment	(1,468,819)	(134,878)	(59,700)
Purchase of FHLB stock	(520,700)	(365,200)	(700,000)

Net cash provided by (used in) investing activities	17,091,292	(73,140,400)	(13,421,036)

See Notes to Consolidated Financial Statements

First Bancorp of Indiana, Inc.
Consolidated Statements of Cash Flows
Years Ended June 30, 2005, 2004 and 2003
(continued)

	2005	2004	2003
Financing Activities
Net increase in demand deposits, money market, NOW and savings accounts	$8,122,037	$1,840,799	$3,058,898
Net increase (decrease) in certificates of deposit	4,870,643	65,008,499	(7,083,589)
Net increase (decrease) in short-term borrowings	(12,500,000)	12,500,000	—
Proceeds from issuance of long-term debt	15,000,000	2,000,000	12,000,000
Repayments of long-term debt	(5,666,667)	(6,666,666)	(1,666,667)
Net increases (decreases) in advances from borrowers for taxes and insurance	27,081	(141,743)	203,213
Dividends paid	(958,346)	(899,930)	(664,190)
Purchase of treasury stock	(1,250,740)	(421,450)	(3,135,113)
Exercise of stock options	362,603	389,837	460,229

Net cash provided by financing activities	8,006,611	73,609,346	3,172,781

Increase (Decrease) in Cash and Cash Equivalents	27,240,994	3,505,705	(8,261,792)

Cash and Cash Equivalents, Beginning of Year	8,094,870	4,589,165	12,850,957

Cash and Cash Equivalents, End of Year	$35,335,864	$8,094,870	$4,589,165

Supplemental Cash Flows Information
Interest paid	$5,826,715	$4,537,037	$4,647,165
Income taxes paid, net of refunds	$725,000	$357,000	$773,000

See Notes to Consolidated Financial Statements

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The accounting and reporting policies of First Bancorp of Indiana, Inc. (Company) and its wholly-owned subsidiary, First Federal Savings Bank (Bank), conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The Bank has two wholly-owned subsidiaries, FFSL Service Corporation (FFSL) and FFSB Financial Corporation (FFSB Financial). The more significant of the policies are described below.

The Company is a savings and loan holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a federal savings bank charter and provides full banking services in a single significant business segment. As a federally-chartered savings bank, the Bank is subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Vanderburgh County, Indiana and surrounding counties. The Bank’s loans are generally secured by specific items of collateral, including real property and consumer assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon economic conditions in Southwestern Indiana.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, Bank, FFSB Financial and FFSL. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consisted of interest-bearing time deposits with the Federal Home Loan Bank and federal funds sold to a correspondent bank at June 30, 2005 and 2004.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Automobile Loan Securitizations

In 2005, the Bank used the securitization of automobile loans as a source of funding and as a mechanism to reduce its volume of automobile loans. Automobile loans were transferred into a qualifying special purpose entity (SPE) then to a trust in a transaction that is effective under applicable banking rules and regulations to legally isolate the assets from the Bank. Where the transferor is a depository institution such as the Bank, legal isolation is accomplished through compliance with specific rules and regulations of the relevant regulatory authorities. Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, (SFAS 140) requires, for certain transactions completed after the initial adoption date, a "true sale" analysis of the treatment of the transfer under state law as if the Bank were a debtor under the bankruptcy code. A "true sale" legal analysis includes several legally relevant factors, such as the nature and level of recourse to the Bank and the nature of retained servicing rights. The analytical conclusion as to a true sale is never absolute and unconditional, but contains qualifications based on the inherent equitable powers of a bankruptcy court, as well as the unsettled state of the common law. Once the legal isolation test has been met under SFAS 140, other factors concerning the nature and extent of the Bank’s control over the transferred assets are taken into account in order to determine whether derecognition of assets is warranted, including whether the SPE has complied with rules concerning qualifying special purpose entities.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

A legal opinion was obtained for the automobile loan securitization transaction in 2005, which was structured as a two-step securitization. While noting the transaction fell within the meaning of a "securitization" under the FDIC regulation, "Treatment by the Federal Deposit Insurance Corporation as Conservator or Receiver of Financial Assets Transferred by an Insured Depository Institution in Connection with a Securitization or Participation" (the "Securitization Rule"), in accordance with accounting guidance, an analysis was also rendered under state law as if the Bank was a debtor under the bankruptcy code. The "true sale" opinion provides reasonable assurance the purchased assets would not be characterized as the property of the Bank’s receivership or conservatorship estate in the event of insolvency and also states the Bank would not be required to substantively consolidate the assets and liabilities of the purchaser SPE with those of the Bank upon such event.

In a securitization, the trust issues beneficial interests in the form of senior and subordinated asset-backed securities backed or collateralized by the assets sold to the trust. The senior classes of the asset-backed securities typically receive investment grade credit ratings at the time of issuance. These ratings are generally achieved through the creation of lower-rated subordinated classes of asset-backed securities, the retention of subordinated interests by the Bank or its affiliate, and, possibly, the acquisition of a financial guarantee policy. The subordinated interests retained by the Bank or its affiliate may take the form of seller certificates, subordinated tranches, cash reserve balances, servicing assets and interest-only strips representing the net cash flows generated by the assets after all contractual payments and other obligations, including servicing fees, have been satisfied.

In accordance with SFAS 140, securitized automobile loans are removed from the balance sheet and a net gain or loss is recognized as a noninterest component of income at the time of the sale. Transaction costs associated with the automobile loan securitization are recognized as a component of the gain or loss.

Retained interests in the subordinated tranches and interest-only strips are recorded at their fair value and accounted for as available-for-sale securities with subsequent adjustments to fair value recorded through other comprehensive income within stockholders' equity or in other noninterest expense in the income statement if the fair value has declined below the carrying amount and such decline has been determined to be other than temporary. The Bank uses assumptions and estimates in accordance with SFAS 140 for determining the fair value allocated to the retained interests at the time of sale. These assumptions and estimates include projections concerning rates charged to customers, the expected life of the receivables, credit loss experience, loan repayment rates, the cost of funds and discount rates commensurate with the risks involved.

On a quarterly basis, management reviews the historical performance of the retained interest and the assumptions used to project future cash flows. If past performance and future expectations dictate, assumptions are revised and the present value of future cash flows is recalculated. Refer to the automobile loan securitization footnote for further analysis of the assumptions used in the determination of fair value.

The retained interest represents the Bank’s maximum loss exposure with respect to securitization transactions. The investors in the debt securities issued by the trust have no further recourse against the Bank if cash flows generated by the securitized automobile loans are inadequate to service the obligations of the trust.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Goodwill

Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible Assets

Intangible assets are being amortized on an accelerated basis over seven years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Mortgage and Consumer Servicing Rights

Mortgage and consumer servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage or consumer loans between the servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage and consumer loan servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized servicing rights for a stratum exceed their fair value.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares and MRP shares which have not vested have been excluded from the computation of average shares outstanding.

Stock Options

At June 30, 2005, the Company has a stock-based employee compensation plan, which is described more fully in Note 18. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2005	2004	2003

Net income, as reported	$1,532	$305	$1,641
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(85)	(130)	(113)

Pro forma net income	$1,447	$175	$1,528
Earnings per share
Basic - as reported	$1.02	$0.21	$1.10
Basic - pro forma	0.96	0.12	1.02
Diluted - as reported	$0.98	$0.20	$1.04
Diluted - pro forma	0.92	0.11	0.97

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Reclassifications

Certain reclassifications have been made to the 2004 and 2003 financial statements to conform to the 2005 financial statement presentation. These reclassifications had no effect on net earnings.

Note 2:	Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at June 30, 2005, was $514,000.

Note 3:	Investments

Available-for-Sale Securities

The amortized cost and approximate fair values of securities classified as available for sale are as follows:

	June 30, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value
Mortgage-backed securities	$46,134	$21	$(510)	$45,645
U.S. government agencies	10,636	14	(16)	10,634
Corporate obligations	2,000	—	—	2,000
	$58,770	$35	$(526)	$58,279

	June 30, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value
Mortgage-backed securities	$57,793	$5	$(1,349)	$56,449
U.S. government agencies	9,794	6	(136)	9,664
	$67,587	$11	$(1,485)	$66,113

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

The amortized cost and fair value of available-for-sale securities at June 30, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale
	Amortized	Fair
	Cost	Value
Within one year	$—	$—
One to five years	—	—
Five to ten years	7,669	7,656
After ten years	4,967	4,978
	12,636	12,634
Mortgage-backed securities	46,134	45,645
	$58,770	$58,279

Held-to-Maturity Securities

The amortized cost and approximate fair values of securities classified as held to maturity are as follows:

	June 30, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value

Mortgage-backed securities	$5,854	$134	$(9)	$5,979
Municipal bonds	350	—	—	350
Collateralized auto obligations	836	—	—	836

	$7,040	$134	$(9)	$7,165

	June 30, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value

Mortgage-backed securities	$9,396	$248	$(2)	$9,642

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

The amortized cost and fair value of held-to-maturity securities at June 30, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity
	Amortized	Fair
	Cost	Value
Within one year	$350	$350
One to five years	836	836
	1,186	1,186
Mortgage-backed securities	5,854	5,979
	$7,040	$7,165

Securities with a carrying value of approximately $30,251,000 at June 30, 2005 and $40,849,000 at June 30, 2004, were pledged as collateral to secure Federal Home Loan Bank (FHLB) advances.

There were no sales of securities during 2005 or 2004. Gross gains of $63,000 resulting from sales of available-for-sale securities were realized for 2003. Taxes of $25,000 were recorded on those sales in 2003.

There were no transfers of securities between classifications during 2005, 2004 or 2003.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at June 30, 2005 and 2004, was $49,557,000 and $62,760,000 which is approximately 76% and 83% of the Company’s available-for-sale and held-to-maturity investment portfolio, respectively. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates and information from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

The following tables show our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2005 and 2004.

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

June 30, 2005
U.S. government agencies	$5,606	$(16)	$—	$—	$5,606	$(16)
Mortgage-backed securities	20,855	(237)	23,096	(282)	43,951	(519)

Total temporarily impaired securities	$26,461	$(253)	$23,096	$(282)	$49,557	$(535)

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

June 30, 2004
U.S. government agencies	$8,659	$(136)	$—	$—	$8,659	$(136)
Mortgage-backed securities	54,101	(1,351)	—	—	54,101	(1,351)

Total temporarily impaired securities	$62,760	$(1,487)	$0	$0	$62,760	$(1,487)

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Note 4:	Loans and Allowance for Loan Losses

Categories of loans at June 30, include:

	2005	2004
Mortgage loans
One-to-four family	$79,725	$76,178
Construction	4,213	7,863
Commercial and multi-family	10,151	4,540
Commercial business loans	7,587	5,467
Consumer loans	49,741	68,003
Consumer lines of credit	5,992	5,358
Loans to depositors secured by savings	129	157
Total loans	157,538	167,566

Less
Undisbursed portion of construction loans	(2,012)	(3,731)
Deferred loan fees	(125)	(70)
Allowance for loan losses	(855)	(1,078)

Net loans	$154,546	$162,687

Activity in the allowance for loan losses was as follows:

	2005	2004	2003

Balance, beginning of year	$1,078	$1,101	$831
Provision charged to expense	106	226	563
Losses charged off, net of recoveries of $89 for 2005, $39 for 2004, and $14 for 2003	(329)	(249)	(293)

Balance, end of year	$855	$1,078	$1,101

There were no significant impaired loans at June 30, 2005 or 2004.

At June 30, 2005 and 2004, there were no accruing loans delinquent 90 days or more. Nonaccruing loans at June 30, 2005 and 2004, were $419,000 and $305,000, respectively.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Note 5:	Automobile Loan Securitization

First Federal completed an automobile loan securitization transaction in June 2005. The transaction resulted in the sale of $49.8 million of rated class A notes. The transaction also resulted in the sale of $1.0 million in BBB rated class B notes.

A summary of the components of managed loans, which represents both owned and securitized loans, follow. The automobile loans presented represent the managed portfolio of indirect prime automobile loans.

	June 30, 2005
	Principal Balance	Loans Past Due Over 30 Days

Total managed automobile loans	$110,607	955
Less: automobile loans securitized	(48,387)	—
Less: automobile loans sold to other investors	(12,790)	(70)

Total automobile loans held in portfolio	$49,430	885

Certain cash flows received from (paid to) the securitization trust follow:

2005
Proceeds from securitization	$47,740
Servicing fees received	—
Purchases of delinquent or foreclosed assets	(818)

First Federal estimates the fair value of the retained interest at the date of the transfer and during the period of the transaction based on a discounted cash flow analysis. First Federal receives annual servicing fees based on the loan balances outstanding, the rights to future cash flows arising after investors in the securitization trust have received their contractual return and after certain administrative costs of operating the trust. These cash flows are estimated over the life of the loans using prepayment, default and interest rate assumptions that market participants would use for financial instruments subject to similar levels of prepayment, credit and interest rate risk.

A summary of the fair values of the interest-only strips and servicing assets retained, key economic assumptions used to arrive at the fair values, and the sensitivity of the June 30, 2005 fair values to immediate 10% and 20% adverse changes in those assumptions follows. The sensitivities are hypothetical. Changes in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might either magnify or counteract the sensitivities.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

	Fair Value	Weighted-Average Life (in months)	Monthly Prepayment Speed (% ABS)	Expected Cumulative Credit Losses	Annual Discount Rate	Weighted-Average Coupon

Interest-only strip
As of the date of securitization	$2,985	54	1.60%	0.65%	8.0%	7.34%
As of June 30, 2005	2,954	54	1.60	0.65	8.0	7.30
Decline in fair value of 10% adverse change	—	—	$69	$32	$38	—
Decline in fair value of 20% adverse change	—	—	167	64	74	—

Servicing asset
As of the date of securitization	170	54	1.60%	0.65%	8.0%	—
As of June 30, 2005*	168	54	1.60	0.65	8.0	—
Decline in fair value of 10% adverse change	—	—	$9	—	$2	—
Decline in fair value of 20% adverse change	—	—	18	—	3	—

*Carrying value of the servicing asset approximated fair value at June 30, 2005

Note 6:	Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2005	2004

Land	$2,107	$1,213
Buildings	2,715	2,671
Equipment	1,601	1,525
Construction in process	449	—
	6,872	5,409
Less accumulated depreciation	(2,924)	(2,689)

Net premises and equipment	$3,948	$2,720

The construction in process is the cost as of June 30, 2005 of the Company’s new administrative office and main branch being built. The total cost of the new facility, including land acquisition costs, is expected to range between $5.0 and $5.5 million. It is presently expected that the new facility will open in the first quarter of 2006. Also, the Bank plans to consolidate the deposits and operations of its current Green River Road branch with its new main office. A before-tax gain of between $650,000 and $700,000 is anticipated upon the disposition of the current Green River Road real property.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Note 7:	Goodwill

During 2003, the Company changed its method of accounting and financial reporting for goodwill and other intangible assets by adopting the provisions of Statement of Financial Accounting Standards No. 142. The cumulative effect of the change was to increase operating income for 2003 by $57,000 and net income for 2003 by $33,000. Had the new method been applied retroactively, the previously reported 2002 operating income would have increased $77,000.

The changes in the carrying amount of goodwill for the years ended June 30, 2005 and 2004, were:

	2005	2004

Balance, beginning of year	$1,786	$1,786
Amortization of goodwill prior to adoption of SFAS No. 142	—	—

Balance, end of year	$1,786	$1,786

Note 8:	Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at June 30, 2005 and 2004, were:

	2005		2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Core deposit intangible	$532	$(369)	$532	$(293)

Amortization expense for the years ended June 30, 2005, 2004 and 2003, was $76,000, $76,000 and $77,000, respectively. Estimated amortization expense for each of the following three years is:

2006	$76
2007	64
2008	23

$163

Note 9:	Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage loans serviced for others was $33,971,000 and $32,522,000 at June 30, 2005 and 2004, respectively.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $210,000 and $190,000 at June 30, 2005 and 2004, respectively.

The aggregate fair value of capitalized mortgage servicing rights at June 30, 2005 and 2004, approximated carrying value. A valuation model that calculates the present value of future cash flows was used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates were used to stratify the originated mortgage servicing rights.

	2005	2004
Mortgage Servicing Rights
Balances, beginning of year	$321	$323
Servicing rights capitalized	61	80
Amortization of servicing rights	(42)	(82)

Balances, end of year	$340	$321

Consumer loans are also serviced for others and are not included in the accompanying consolidated balance sheets. The unpaid principal balances of consumer loans serviced for others totaled $61,176,000 and $20,795,000 at June 30, 2005 and 2004. There were no consumer loans serviced for others at June 30, 2003.

The aggregate fair value of capitalized consumer loan servicing rights at June 30, 2005 approximated carrying value. A valuation model that calculates the present value of future cash flows was used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type and interest rates were used to stratify the originated consumer loan servicing rights.

	2005	2004
Consumer Servicing Rights
Balance, beginning of year	$462	$0
Servicing rights capitalized	510	688
Amortization of servicing rights	(493)	(226)

Balance, end of year	$479	$462

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Note 10: Other Assets and Other Liabilities

	2005	2004
Other assets
Interest receivable
Investment securities	$347	$395
Loans	601	606
Cash surrender value of life insurance	4,921	4,710
Investment in limited partnership	79	80
Net deferred tax asset	485	1,042
Accounts receivable - dealer draft	—	57
Retained interest on auto loan securitization	2,954	—
Mortgage and consumer servicing rights	819	783
Prepaid expenses and other	1,790	1,734
Total other assets	$11,996	$9,407
Other liabilities
Interest payable
Deposits	$174	$107
Other borrowings	69	58
Deferred directors’ fees and officers’ compensation	1,290	1,220
Payments due investors on sold consumer loans	3,080	926
Accounts payable - dealer fees	406	—
Liability related to withdrawal from multi-employer pension plan	—	1,087
Accrued expenses	1,150	275
Total other liabilities	$6,169	$3,673

The investment in limited partnership of $78,500 and $79,700 at June 30, 2005 and 2004, respectively, represents a 40 percent equity interest in Vann Park II, L.P., a limited partnership organized to build, own and operate a 44-unit apartment complex. In addition to recording its equity in the gains (losses) of $(1,200), $16,800 and $(16,000), the Bank has recorded the benefit of low-income housing tax credits of $0, $67,300 and $73,200 for the years ending June 30, 2005, 2004 and 2003, respectively.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Note 11: Deposits

	2005	2004

Demand deposits	$32,944	$33,747
Savings deposits	22,006	13,081
Certificates of deposit of $100,000 or more	86,826	73,996
Other certificates of deposit	53,957	61,916

Total deposits	$195,733	$182,740

At June 30, 2005, the scheduled maturities of time deposits are as follows:

2006	$92,050
2007	35,161
2008	9,799
2009	1,701
2010	1,376
Thereafter	696

$140,783

Time deposits at June 30, 2005 and 2004, included brokered deposits of $67,259,000 and $60,909,000, respectively.

Note 12: Income Taxes

The provision for income taxes includes these components:

	2005	2004	2003

Taxes currently payable
Federal	$670	$(167)	$690
State	97	(20)	84
Deferred income taxes
Federal	94	132	(48)
State	36	29	(16)

Income tax expense (credit)	$897	$(26)	$710

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense (credit) is shown below:

	2005	2004	2003

Computed at the statutory rate (34%)	$826	$95	$799
Increase (decrease) resulting from
State income taxes, net of federal benefit	87	6	45
Cash surrender value of life insurance	(72)	(76)	(73)
Tax credits	—	(67)	(73)
Other	56	16	12
Actual tax expense (credit)	$897	$(26)	$710

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2005	2004
Deferred tax assets
Differences in accounting for loan losses	$321	$404
Deferred compensation and directors’ fees	550	530
Deposit-based intangibles	77	62
Exercise of nonqualified options	—	63
Disqualifying disposition of option holder	9	—
Unrealized losses on available-for-sale securities	185	557
Accrued vacation	45	—
Other	18	16
	1,205	1,632
Deferred tax liabilities
Differences in depreciation methods	(90)	(97)
Federal Home Loan Bank dividends	(156)	(112)
Mortgage servicing rights	(128)	(120)
Consumer servicing rights	(82)	(43)
State taxes	(14)	(27)
Goodwill	(168)	(120)
Prepaid intangibles	(82)	(71)
	(720)	(590)

Net deferred tax asset	$485	$1,042

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Retained earnings at June 30, 2005 and 2004, include approximately $4,102,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reductions of amounts so allocated for purposes other than tax, bad debt losses or adjustment arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $1,395,000.

Note 13: Short-Term Borrowings

Short-term borrowings included the following at June 30:

	2005	2004
FHLB advances, various rates ranging from 1.5% to 1.7% and maturing at various dates less than one year	$0	$12,500

The FHLB advances at June 30, 2004 were secured by a blanket pledge of qualifying first-mortgage loans totaling $71,560,000 and investment securities with market values totaling $40,849,000 at June 30, 2004.

Note 14: Long-Term Debt

Long-term debt consisted of the following components:

	2005	2004
Federal Home Loan Bank advances
Fixed rate of 3.05%, due in July 2006	$2,000	$—
Fixed rate of 3.27%, due in January 2015	8,000	—
Fixed rate of 3.52%, due in May 2015	5,000	—
Fixed rate of 5.37%, due in February 2011	10,000	10,000
Fixed rate of 4.83%, due in July 2011	10,000	10,000
Fixed rate mortgage advance at 3.9%, due in three payments of $1,667 annually in 2003, 2004 and 2005	—	1,667
Fixed rate of 2.65%, due in March 2008	5,000	5,000
Variable rate, varies with LIBOR, 3.14% at June 30, 2005, due in March 2008	5,000	5,000
Fixed rate of 1.88%, due in May 2005	—	2,000
Fixed rate of 1.43% due in July 2004	—	2,000

Total long-term Federal Home Loan Bank advances	$45,000	$35,667

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

The Federal Home Loan Bank advances are secured by a blanket pledge of qualifying first-mortgage loans totaling $72,358,000 and investment securities with market values totaling $30,251,000 at June 30, 2005.

Aggregate annual maturities of long-term debt at June 30, 2005, were:

2006	$—
2007	2,000
2008	10,000
2009	—
2010	—
Thereafter	33,000

$45,000

Note 15: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows:

	2005	2004	2003
Unrealized gains (losses) on securities available for sale and equity securities	$981	$(1,387)	$(195)
Reclassification for realized amount included in income	—	—	63
Other comprehensive income (loss) before tax effect	981	(1,387)	(258)
Tax expense (benefit)	373	(527)	(98)
Other comprehensive income (loss)	$608	$(860)	$(160)

The components of other comprehensive income are the unrealized gains (losses) on securities available for sale and equity securities.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Note 16: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2005 and 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2005, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

The Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2005
Total Capital (to Risk-Weighted Assets)	$25,429	15.01%	$13,554	8.00%	$16,492	10.00%
Tier I Capital (to Risk-Weighted Assets)	26,495	14.59	6,777	4.00	10,165	6.00
Core Capital (to Adjusted Total Assets)	26,495	9.63	11,000	4.00	13,751	5.00
Core Capital (to Adjusted Tangible Assets)	26,495	9.63	5,500	2.00	N/A	N/A
Tangible Capital (to Adjusted Total Assets)	26,016	9.48	4,118	1.50	N/A	N/A

As of June 30, 2004
Total Capital (to Risk-Weighted Assets)	$26,787	15.09%	$14,200	8.00%	$17,750	10.00%
Tier I Capital (to Risk-Weighted Assets)	25,869	14.57	7,100	4.00	10,650	6.00
Core Capital (to Adjusted Total Assets)	25,869	9.85	10,504	4.00	13,130	5.00
Core Capital (to Adjusted Tangible Assets)	25,869	9.85	5,252	2.00	N/A	N/A
Tangible Capital (to Adjusted Total Assets)	25,832	9.84	3,938	1.50	N/A	N/A

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. Current regulations allow the Bank to pay dividends to the Company not exceeding net income for the current year plus those for the preceding two years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Note 17: Employee Benefit Plans

Pension Plan

The Bank was a participant in a pension fund known as the Financial Institutions Retirement Fund (FIRF). This Plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. In June of 2004, the board of directors voted to withdraw from the Plan due to the size and volatility of prospective required contributions. In connection with the withdrawal from the Plan, the Bank recorded compensation expense of $1,087,000 in 2004. The expense was recorded based on an estimate of the cost to exit the Plan by the Plan administrator. The Bank also recorded pension expense during 2004 prior to the withdrawal of $273,000 in connection with the normal annual contributions. A portion of the withdrawal expense was recovered in 2005, for the actual cost to withdraw from the Plan was less than the original projections. Total pension expense was $(61,200), $1,360,000 and $8,800 for 2005, 2004 and 2003, respectively. This Plan provided pension benefits for substantially all of the Bank's employees.

401(k) Plan

The Bank has a retirement savings Section 401(k) plan in which substantially all employees may participate. During 2003 and 2002, the Bank matched employees’ contributions at the rate of 50% of the first 6% of base salary contributed by participants. The board of directors suspended the employee matching provision of the Plan effective July 1, 2003, but continued to pay the administrative expenses of the Plan. The Bank's expense for the Plan was $107,700, $1,250 and $45,400 for 2005, 2004 and 2003, respectively. Due to the withdrawal from the multi-employer pension plan, the Bank began matching employees’ contributions at the rate of 100% of the first 6% of base salary contributed by participants effective July 1, 2004.

Supplemental Retirement Plan

The Bank also has supplemental retirement plan arrangements for the benefit of certain officers. These arrangements are funded by life insurance contracts which have been purchased by the Bank. The Bank’s expense for the Plan was $122,200, $111,100 and $106,600 for the years ended June 30, 2005, 2004 and 2003, respectively. The Bank also established deferred compensation arrangements with certain directors whereby, in lieu of currently receiving fees, the directors or their beneficiaries will be paid benefits for an established period following the director’s retirement or death. These arrangements are also funded by life insurance contracts which have been purchased by the Bank. The Bank’s expense for the Plan was $64,800, $66,400 and $65,200 for the years ended June 30, 2005, 2004 and 2003, respectively.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Employee Stock Ownership Plan

In connection with the conversion, the Bank established an employee stock ownership plan for the benefit of substantially all of its employees. At June 30, 1999, the ESOP had borrowed $874,000 from the Company and used those funds to acquire 87,400 shares of the Company’s stock at $10 per share. During 2000, the ESOP borrowed an additional $980,411 from the Company and used those funds to acquire 94,392 shares of the Company’s stock at an average price of $10.39 per share.

The Bank makes annual contributions to the ESOP equal to the ESOP’s debt service less dividends received by the ESOP. All dividends received by the ESOP are used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to Plan participants, based on the proportion of debt service paid in the year to total expected debt service. The Bank accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the shares pledged as collateral are reported as unreleased ESOP shares in the balance sheets. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current fair value of the shares. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.

Stock totaling 15,150, 15,150 and 15,150 shares for 2005, 2004 and 2003, respectively, with an average fair value of $19.93, $20.35 and $15.64, per share, were released or committed to be released, resulting in ESOP compensation expense of approximately $302,000, $308,500 and $237,000. Shares held by the ESOP at June 30 were as follows:

	2005	2004

Allocated shares	69,576	68,087
Shares committed to be released	1,372	674
Unreleased shares	90,890	106,039

Total ESOP shares	161,838	174,800

Fair value of unallocated shares at June 30	$1,796,895	$2,136,686

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Management Recognition Plan

On April 25, 2000, the Company established a Management Recognition Plan (MRP) to enable the Company to retain executive personnel of experience and ability in key positions of responsibility. The Plan is authorized to acquire and grant 90,896 shares of the Company’s common stock. The funds used to acquire these shares will be contributed by the Bank. Participants vest in the Plan over five years at the rate of 20% per year. As of June 30, 2000, all 90,896 shares authorized under the Plan had been granted. As of June 30, 2005, 90,896 shares had been distributed. For the years ended June 30, 2005, 2004 and 2003, approximately $130,900, $157,100 and $157,100, respectively, was recorded as compensation expense under the Plan.

Note 18: Stock Option Plan

The Company has an incentive stock option plan in which 327,240 shares have been reserved for future issuance by the Company to directors and employees of the Company and its subsidiary. The Plan provides for a term of ten years, after which no awards may be made, unless earlier terminated by the board of directors. During 2005, options to purchase 10,000 shares were granted at $19.01 per share. During 2004, options to purchase 22,724 shares were granted at $19.33 per share. During 2003, options to purchase 11,362 shares were granted at $14.58 per share.

Under the Company’s incentive stock option plan, which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest according to a schedule fixed by a committee made up of two or more “disinterested” directors of the Company. The options become fully exercisable upon vesting.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated using an option-pricing model with the following assumptions:

	2005	2004	2003

Risk-free interest rate	4.2%	4.4%	4.1%
Dividend yield	3.0%	2.0%	2.0%
Volatility factor of expected market price of common stock	13.1%	12.3%	14.6%
Weighted-average expected life of the options	10 years	10 years	10 years

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

The following is a summary of the status of the Company’s stock option plan and changes in that Plan as of and for the years ended June 30, 2005, 2004 and 2003.

Year Ended June 30	2005		2004		2003
Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

Outstanding, beginning of year	174,751	$11.84	194,749	$10.37	233,823	$9.90
Granted	10,000	19.01	22,724	19.33	11,362	14.58
Exercised	(32,574)	11.13	(42,722)	9.12	(50,436)	9.12
Forfeited/expired	(6,000)	13.38	—		—
Outstanding, end of year	146,177	$12.42	174,751	$11.84	194,749	$10.37
Options exercisable at year end	146,177	$12.42	133,767	$11.21	130,862	$9.93
Weighted-average fair value of options granted during the year		$3.08		$4.30		$3.30

The following table summarizes information about stock options under the plan outstanding at June 30, 2005:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price

$ 9.12 to $ 9.12	81,091	4.8 years	$9.12	81,091	$9.12
$13.38 to $14.58	32,362	6.9 years	$13.80	32,362	$13.80
$19.33 to $19.33	22,724	8.8 years	$19.33	22,724	$19.33
$19.01 to $19.01	10,000	9.8 years	$19.01	10,000	$19.01

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Note 19: Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Year Ended June 30, 2005
	Income	Weighted-Average Shares	Per Share Amount
Net income	$1,532
Basic earnings per share
Income available to common stockholders	$1,532	1,505,960	$1.02

Effect of dilutive securities
Stock options	—	60,539

Diluted earnings per share
Income available to common stockholders and assumed conversions	$1,532	1,566,499	$0.98

	Year Ended June 30, 2004
	Income	Weighted-Average Shares	Per Share Amount
Net income	$305
Basic earnings per share
Income available to common stockholders	$305	1,477,951	$0.21

Effect of dilutive securities
Stock options	—	81,480

Diluted earnings per share
Income available to common stockholders and assumed conversions	$305	1,559,431	$0.20

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

	Year Ended June 30, 2003
	Income	Weighted-Average Shares	Per Share Amount

Net income	$1,641
Basic earnings per share
Income available to common stockholders	$1,641	1,493,699	$1.10

Effect of dilutive securities
Stock options	—	79,410

Diluted earnings per share
Income available to common stockholders and assumed conversions	$1,641	1,573,109	$1.04

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Note 20: Disclosures About Fair Value of Financial Instruments

The following table presents estimated fair values of the Company’s financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	June 30, 2005		June 30, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$35,336	$35,336	$8,095	$8,095
Interest-bearing deposits	959	959	944	944
Available-for-sale securities	58,279	58,279	66,113	66,113
Held-to-maturity securities	7,040	7,165	9,396	9,642
Loans, net of allowance for loan losses	154,546	161,292	162,687	160,949
Interest receivable	948	948	1,001	1,001
FHLB stock	3,314	3,314	2,677	2,677
Cash surrender value of life insurance	4,921	4,921	4,710	4,710

Financial liabilities
Deposits	195,733	194,836	182,740	182,234
Short-term borrowings	—	—	12,500	12,500
Long-term debt	45,000	46,039	35,667	36,653
Interest payable	243	243	165	165

Unrecognized financial instruments, net of contract amount
Commitments to extend credit	0	0	0	0
Letters of credit	0	0	0	0
Lines of credit	0	0	0	0

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents

For these short-term instruments, the carrying amount approximates fair value.

Interest-Bearing Deposits

The fair value of interest-bearing time deposits approximates carrying value.

Investment Securities

Fair values for investment securities equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

FHLB stock

The fair value of FHLB stock is based upon the price at which it may be resold to the FHLB.

Cash Surrender Value of Life Insurance

The fair value of cash surrender values of life insurance approximate carrying value.

Deposits

The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date, i.e., their carrying amount. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-Term Borrowings

The fair value of short-term borrowings approximates carrying value.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Long-Term Debt

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Letters of Credit and Lines of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

Note 21: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the note regarding loans. Estimates related to the liability recorded in connection with the Bank’s withdrawal from the multi-employer pension plan are reflected in the note regarding employee benefit plans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the note on commitments and credit risk.

Note 22: Commitments and Credit Risk

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At June 30, 2005 and 2004, the Bank had outstanding commitments to originate loans aggregating approximately $5,534,000 and $4,893,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $3,498,000 and $666,000 at June 30, 2005 and 2004, with the remainder at floating market rates. The entire amount of the loan commitments at June 30, 2003, were at fixed rates of interest.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank had total outstanding letters of credit amounting to $1,058,000 and $289,000 at June 30, 2005 and 2004, respectively. The letters of credit all expire within one year.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance sheet instruments.

At June 30, 2005 and 2004, the Bank had granted unused lines of credit to borrowers aggregating approximately $13,053,000 and $11,059,000, respectively.

The Bank entered into agreements with other institutions in conjunction with consumer loan sales that guarantee to the purchaser that the Bank would repurchase any consumer loans that exceed a 30-day or 60-day delinquency status, depending upon the particular agreement or whether the consumer is in bankruptcy. The original amount of the loans sold was $18,514,000 and the remaining amount outstanding totaled $9,814,000 and $15,384,000 at June 30, 2005 and 2004. The Bank has repurchased a total of $272,000 and $58,000 of loans that exceeded the delinquency period set forth in the agreements in 2005 and 2004, respectively.

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Note 23:	Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	2005	2004
Assets
Cash and cash equivalents	$533	$802
Investment in common stock of subsidiary	28,227	27,022
Loans to First Federal Savings Bank	1,026	1,171
Other assets	182	13

Total assets	$29,968	$29,008

Liabilities –Other liabilities	$47	$40

Stockholders’ Equity	29,921	28,968

Total liabilities and stockholders’ equity	$29,968	$29,008

Condensed Statements of Income

	2005	2004	2003
Income
Dividends from subsidiaries	$1,500	$550	$650
Other income	98	106	127
	1,598	656	777

Expense – Other expenses	136	159	198

Income before income tax and equity in undistributed income of subsidiary	1,462	497	579

Income tax benefit	(15)	(21)	(28)

Income before equity in undistributed income of subsidiary	1,477	518	607

Equity in undistributed income of subsidiary	55	(213)	1,034

Net Income	$1,532	$305	$1,641

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Condensed Statements of Cash Flows

	2005	2004	2003

Operating Activities
Net income	$1,532	$305	$1,641
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiary	(55)	213	(1,034)
Tax benefit of employee benefit plans	117	—	—
Net change in
Other assets	(169)	—	2
Other liabilities	7	26	(36)
Net cash provided by operating activities	1,432	544	573

Investing Activity – Net decrease in loans to subsidiary	145	133	124

Financing Activities
Cash dividends	(958)	(900)	(664)
Purchase of treasury stock	(1,251)	(421)	(3,135)
Exercise of stock options	363	390	460
Net cash used by financing activities	(1,846)	(931)	(3,339)

Net Change in Cash and Equivalents	(269)	(254)	(2,642)

Cash and Cash Equivalents, Beginning of Year	802	1,056	3,698

Cash and Cash Equivalents, End of Year	$533	$802	$1,056

First Bancorp of Indiana, Inc.
Notes to Consolidated Financial Statements
June 30, 2005, 2004 and 2003
(Table Dollar Amounts in Thousands)

Note 24:	Quarterly Financial Data

The following is a summary of selected quarterly results of operations for the years ended June 30, 2005 and 2004:

	Quarter Ended (unaudited)
Fiscal 2005	June 30	March 31	December 31	September 30

Interest income	$3,612	$3,431	$3,367	$3,290
Interest expense	1,622	1,496	1,465	1,420
Provision for loan losses	(164)	60	90	120
Net gains on sales of securities	—	—	—	—
Noninterest income	248	358	375	443
Noninterest expense	1,806	1,648	1,569	1,563
Income before income tax	596	585	618	630
Net income	377	370	390	395
Basic earnings per share	$0.25	$0.25	$0.26	$0.26
Diluted earnings per share	0.24	0.24	0.25	0.25

	Quarter Ended (unaudited)
Fiscal 2004	June 30	March 31	December 31	September 30

Interest income	$2,953	$2,681	$2,568	$2,573
Interest expense	1,326	1,180	1,107	1,114
Provision for loan losses	89	90	(43)	90
Net gains on sales of securities	—	—	—	—
Noninterest income	345	523	533	487
Noninterest expense	2,869	1,571	1,508	1,483
Income (loss) before income tax	(986)	363	529	373
Net income (loss)	(578)	271	360	252
Basic earnings per share	$(0.37)	$0.18	$0.23	$0.17
Diluted earnings per share	(0.35)	0.17	0.22	0.16

HOME BUILDING BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
March 31, 2006 and September 30, 2005

	March 31,	September 30,
	2006	2005
	(unaudited)

ASSETS
Cash and due from banks	$2,160,295	$2,376,194
Interest-bearing time deposits with banks	7,033,746	6,372,279
Available-for-sale securities	10,305,425	11,210,075
Loans, net of allowance ($275,534 and $277,063)	38,435,817	38,796,746
Federal Home Loan Bank stock, at cost	555,200	555,200
Premises and equipment - net	685,064	702,010
Accrued interest receivable and other assets	647,236	577,117

	$59,822,783	$60,589,620

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Interest bearing deposits	$44,787,787	$43,616,600
Federal Home Loan Bank advances	7,900,000	10,000,000
Accrued expenses and other liabilities	256,803	245,501
	52,944,590	53,862,101

Shareholders' equity
Common stock, $.01 par value, 1,000,000 shares authorized,
shares issued: 2006 – 356,046, 2005 – 350,659;
shares outstanding: 2006 – 255,428, 2005 – 250,141	3,561	3,507
Additional paid-in capital	3,597,780	3,507,602
Treasury stock, 2006 – 100,618 shares, 2005 – 100,518 shares,
at cost	(1,909,670)	(1,907,420)
Retained earnings	5,344,911	5,216,133
Accumulated other comprehensive income (loss)	(158,389)	(92,302)
	6,878,193	6,727,520

	$59,822,783	$60,589,621

HOME BUILDING BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Six months ended March 31, 2006 and 2005
(Unaudited)

	2006	2005
Interest income
Loans, including related fees	$1,285,570	$1,226,733
Taxable securities	196,160	168,973
Non-taxable securities	17,974	10,070
Deposits with other banks	154,072	88,402
Total interest income	1,653,776	1,494,178

Interest expense
Deposits	567,634	412,772
Borrowings	211,183	175,136
Total interest expense	778,817	587,908

Net interest income	874,959	906,270

Provision for loan losses	8,000	24,000

Net interest income after provision for loan losses	866,959	882,270

Noninterest income
Gain on sale of securities	—	3,689
Other	97,971	73,821
	97,971	77,510
Noninterest expense
Salaries and employee benefits	375,556	352,600
Occupancy and equipment	87,130	83,987
Data processing	34,238	33,072
Professional fees	50,854	39,960
Service fees	32,723	31,478
Advertising	8,327	9,423
Other	78,724	74,998
	667,552	625,518

Income before income taxes	297,378	334,262

Income taxes	110,407	122,175

Net income	$186,971	$212,087

Per share data
Earnings per share	$.74	$.86
Earnings per share, assuming dilution	$.73	$.84

HOME BUILDING BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months ended March 31, 2006 and 2005
(Unaudited)

	2006	2005

Cash flows from operating activities
Net income	$186,971	$212,087
Adjustments to reconcile net income to net
cash from operating activities
Depreciation and amortization	23,781	27,729
Other gains and losses, net	-	(5,539)
Provision for loan losses	8,000	24,000
FHLB stock dividend	-	(73,700)
Net change in:
Accrued interest receivable and other assets	(26,060)	157,965
Accrued expenses and other liabilities	10,695	(70,332)
Net cash from operating activities	203,387	272,210
Cash flows from investing activities
Net change in interest-bearing deposits with banks	(661,467)	(355,412)
Proceeds from maturities and calls of available-for-sale
securities	791,315	1,827,505
Purchase of available-for-sale securities	-	(1,499,063)
Net change in loans	352,929	(181,564)
Property and equipment expenditures, net	(3,646)	(20,347)
Net cash from investing activities	479,131	(228,881)
Cash flows from financing activities
Net change in deposits	1,171,187	(845,632)
Proceeds from Federal Home Loan Bank advances	-	1,225,000
Repayments of Federal Home Loan Bank advances	(2,100,000)	-
Purchase of treasury stock	(2,250)	(54,315)
Stock options exercised	90,232	99,461
Dividends paid on common stock	(57,586)	(54,187)
Net cash from financing activities	(898,417)	370,327
Net change in cash and cash equivalents	(215,899)	413,656
Cash and cash equivalents at beginning of year	2,376,194	1,122,357
Cash and cash equivalents at end of year	$2,160,295	$1,536,013

Cash paid for interest	$697,956	$585,796

Cash paid for income taxes	114,500	38,972

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006
(Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: The consolidated financial statements include the accounts of Home Building Bancorp, Inc. (Home Building or the Company) and its wholly-owned subsidiary, Home Building Savings Bank (Bank), and the Bank’s wholly owned subsidiary, White River Service Corporation (Service Corp), after elimination of significant intercompany transactions and accounts.

The Company provides financial services through its banking subsidiary which conducts basic banking operations in Daviess and Pike counties in southwestern Indiana. Operations primarily consist of generating mortgage and consumer loans and accepting deposits from customers. The loan portfolio is diversified and the ability of debtors to repay loans is not dependent upon any single industry. The majority of the institution’s loans are secured by specific items of collateral including business assets, real property and consumer assets.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses. Interest income is reported on the interest method.

Interest income is not reported when full loan repayment is in doubt, typically when payments are significantly past due. Interest received on such loans is reported on the cash-basis or cost-recovery method, until qualifying for return to accrual.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006
(Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation for the six month periods ended March 31, 2006 and 2005.

	2006	2005

Net income as reported	$186,971	$212,087
Deduct: Stock-based compensation expense
determined under fair value based method	6,096	650
Pro forma net income	$180,875	$211,437

Basic earnings per share as reported	$.74	$.86
Pro forma basic earnings per share	$.72	$.86

Diluted earnings per share as reported	$.73	$.84
Pro forma diluted earnings per share	$.71	$.84

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

NOTE 2 - GENERAL

These interim financial statements do not include all of the disclosures necessary for a complete presentation of financial position, results of operations and cash flows in conformity with U.S. generally accepted accounting principles. These financial statements have been prepared on a basis consistent with the annual financial statements and include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position at the end of and for the periods presented.

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006
(Unaudited)

NOTE 3 - PER SHARE DATA

The following illustrates the computation of basic and diluted earnings per share.

	Six months ended March 31,
	2006	2005
Basic earnings per share
Net income	$186,971	$212,087

Weighted average shares outstanding	252,491	246,930
Basic earnings per share	$.74	$.86

Diluted earnings per share
Net income	$186,971	$212,087
Weighted average shares outstanding	252,491	246,930
Dilutive effect of assumed exercise of
stock options	2,381	4,830
Diluted average shares outstanding	254,872	251,760
Diluted earnings per share	$.73	$.84

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Home Building Bancorp, Inc.
Washington, Indiana

We have audited the accompanying consolidated balance sheets of Home Building Bancorp, Inc. as of September 30, 2005 and 2004 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Building Bancorp, Inc. as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC
Indianapolis, Indiana November 15, 2005

HOME BUILDING BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
September 30, 2005 and 2004

	2005	2004
ASSETS
Cash and due from banks	$2,376,194	$1,122,357
Interest-bearing time deposits with banks	6,372,279	5,209,747
Available-for-sale securities	11,210,075	11,212,065
Loans, net of allowance ($277,063 and $267,927)	38,796,746	37,295,600
Federal Home Loan Bank stock, at cost	555,200	476,300
Premises and equipment - net	702,010	713,160
Accrued interest receivable and other assets	577,117	540,854

	$60,589,621	$56,570,083

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Interest bearing deposits	$43,616,600	$40,478,172
Federal Home Loan Bank advances	10,000,000	9,525,000
Accrued expenses and other liabilities	245,501	132,587
	53,862,101	50,135,759

Shareholders' equity
Common stock, $.01 par value, 1,000,000 shares authorized,
shares issued: 2005 - 350,659, 2004 - 342,764;
shares outstanding: 2005 - 250,141, 2004 - 245,143	3,507	3,428
Additional paid-in capital	3,507,602	3,354,948
Treasury stock, 2005 - 100,518 shares, 2004 - 97,621 shares,
at cost	(1,907,420)	(1,842,310)
Retained earnings	5,216,133	4,919,277
Accumulated other comprehensive income (loss)	(92,302)	(1,019)
	6,727,520	6,434,324

	$60,589,621	$56,570,083

See accompanying notes.

HOME BUILDING BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended September 30, 2005 and 2004

	2005	2004
Interest income
Loans, including related fees	$2,479,810	$2,328,663
Taxable securities	393,444	293,558
Non-taxable securities	20,138	34,724
Deposits with other banks	203,675	132,326
Total interest income	3,097,067	2,789,271

Interest expense
Deposits	880,921	782,584
Borrowings	385,439	282,066
Total interest expense	1,266,360	1,064,650

Net interest income	1,830,707	1,724,621

Provision for loan losses	48,000	97,487

Net interest income after provision for loan losses	1,782,707	1,627,134

Noninterest income
Deposit account service charges and fees	84,236	97,426
Gain on sale of securities	3,689	—
Impairment of securities	—	(150,000)
Investment sales commissions	4,136	5,169
Other	57,709	60,091
	149,770	12,686
Noninterest expense
Salaries and employee benefits	748,781	740,275
Occupancy and equipment	165,534	178,075
Data processing	66,710	57,223
Professional fees	83,780	51,185
Service fees	64,758	58,691
Advertising	22,754	22,553
Other	143,558	146,048
	1,295,875	1,254,050

Income before income taxes	636,602	385,770

Income taxes	228,916	190,268

Net income	$407,686	$195,502

Per share data
Earnings per share	$1.63	$.76
Earnings per share, assuming dilution	$1.60	$.75

See accompanying notes.

HOME BUILDING BANCORP, INC.
CONSOLIDATED STATEMENTS
OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended September 30, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Unearned ESOP Shares	Total Shareholders’ Equity

Balance October 1, 2003	$3,405	$3,285,357	$(1,396,927)	$4,833,029	$16,685	$(19,612)	$6,721,937

Comprehensive income
Net income	—	—	—	195,502	—	—	195,502
Change in net unrealized gain (loss), net of tax	—	—	—	—	(17,704)	—	(17,704)
Total comprehensive income							177,798
Issuance of 650 shares	6	15,594	—	—	—	—	15,600
Stock option exercise of 1,707 shares	17	28,575	—	—	—	—	28,592
Purchase of 20,072 shares of treasury stock	—	—	(445,383)	—	—	—	(445,383)
Cash dividends - $.425 per share	—	—	—	(109,254)	—	—	(109,254)
Allocation of benefit plan shares	—	25,422	—	—	—	19,612	45,034

Balance September 30, 2004	3,428	3,354,948	(1,842,310)	4,919,277	(1,019)	—	6,434,324

Comprehensive income
Net income	—	—	—	407,686	—	—	407,686
Change in net unrealized gain (loss), net of tax	—	—	—	—	(91,283)	—	(91,283)
Total comprehensive income							316,403
Issuance of 750 shares	8	17,242	—	—	—	—	17,250
Stock option exercise of 7,145 shares	71	119,606	—	—	—	—	119,677
Tax effect of stock option exercise	—	15,806	—	—	—	—	15,806
Purchase of 2,897 shares of treasury stock	—	—	(65,110)	—	—	—	(65,110)
Cash dividends - $0.445 per share	—	—	—	(110,830)	—	—	(110,830)

Balance September 30, 2005	$3,507	$3,507,602	$(1,970,420)	$5,216,133	$(92,302)	$—	$6,727,520

See accompanying notes.

HOME BUILDING BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended September 30, 2005 and 2004

	2005	2004

Cash flows from operating activities
Net income	$407,686	$195,502
Adjustments to reconcile net income to net
cash from operating activities
Depreciation and amortization	55,951	72,271
Impairment of securities	-	150,000
Provision for loan losses	48,000	97,487
Net gain on sale of securities	(3,689)	-
Loss on disposal of property and equipment	1,362	-
ESOP compensation expense	-	45,034
FHLB stock dividend	(14,700)	(16,800)
Net change in:
Accrued interest receivable and other assets	40,396	(162,566)
Accrued expenses and other liabilities	111,111	59,233
Net cash from operating activities	646,117	440,161
Cash flows from investing activities
Net change in interest-bearing deposits with banks	(1,162,532)	(456,273)
Proceeds from maturities and paydowns of
available-for-sale securities	2,120,698	4,029,709
Proceeds from sale of security	153,689	-
Purchase of available-for-sale securities	(2,434,063)	(6,038,516)
Net change in loans	(1,549,146)	(3,513,918)
Purchase of FHLB stock	(64,200)	(100,500)
Property and equipment expenditures, net	(32,944)	(92,381)
Net cash from investing activities	(2,968,498)	(6,171,879)
Cash flows from financing activities
Net change in deposits	3,138,428	2,369,177
Proceeds from Federal Home Loan Bank advances	475,000	3,025,000
Purchase of treasury stock	(65,110)	(445,383)
Stock options exercised	119,677	28,592
Stock issuance	17,250	15,600
Dividends paid on common stock	(109,027)	(109,889)
Net cash from financing activities	3,576,218	4,883,097
Net change in cash and cash equivalents	1,253,837	(848,621)
Cash and cash equivalents at beginning of year	1,122,357	1,970,978
Cash and cash equivalents at end of year	$2,376,194	$1,122,357

Cash paid for interest	$1,247,452	$1,057,635
Cash paid for income taxes	143,972	237,702

See accompanying notes.

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Home Building Bancorp, Inc. (Company), its wholly-owned subsidiary, Home Building Savings Bank (Bank), and the Bank’s wholly owned subsidiary, White River Service Corporation (Service Corp). Intercompany transactions are eliminated in consolidation.

Description of Business: The Company provides financial services through its subsidiary which conducts basic banking operations in Daviess and Pike counties in southwestern Indiana. Operations primarily consist of generating mortgage and consumer loans and accepting deposits from customers. The loan portfolio is diversified and the ability of debtors to repay loans is not dependent upon any single industry. The majority of the institution’s loans are secured by specific items of collateral including business assets, real property and consumer assets.

Cash Flow Reporting: Cash and cash equivalents include cash on hand, amounts due from banks and short-term investments. The Company reports net cash flows for customer loan and deposit transactions, and interest-bearing balances with other financial institutions.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information that affect the amounts reported in the financial statements and the disclosures provided. Actual results could differ from those estimates. Estimates that are most susceptible to change in the near term include the allowance for loan losses and the fair values of securities.

Securities: Securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Available-for-sale securities are classified as available-for-sale when they might be sold before maturity. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

(Continued)

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs and an allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

(Continued)

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2005	2004

Net income as reported	$407,686	$195,502
Deduct: Stock-based compensation expense
determined under fair value based method	650	1,040
Pro forma net income	407,036	194,462

Basic earnings per share as reported	1.63	.76
Pro forma basic earnings per share	1.63	.76

Diluted earnings per share as reported	1.60	.75
Pro forma diluted earnings per share	1.60	.74

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. No options were granted in 2005 or 2004.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders’ equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce earnings; dividends on unearned ESOP shares reduce debt and accrued interest. A participant receiving a distribution of stock from the ESOP has an option for two separate 60-day periods to require the Company to repurchase the shares received at fair value. No participants are presently within such an option period. See Footnote 8 for discussion of conversion of ESOP plan.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Premises and equipment are depreciated on the straight-line and declining-balance methods over the estimated useful lives of the assets.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Income Taxes: Income tax expense is the amount of taxes payable for the current year plus or minus the change in deferred taxes. Deferred tax liabilities and assets are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to amounts expected to be realized.

(Continued)

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount of these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Dividend Restriction: Banking regulations require the maintenance of certain capital levels, which may limit the amount of dividends that may be paid by the Bank to the Company or by the Company to its shareholders.

Long-term Assets: These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Earnings Per Share: Earnings per share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Industry Segment: Internal financial information is reported and aggregated in one line of business, banking.

(Continued)

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004

NOTE 2 - SECURITIES

Securities at year-end are as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
Available-for-Sale	Value	Gains	Losses
2005
Obligations of the U.S. Treasury
and government agencies	$8,591,732	$3,397	$(153,316)
State and municipal	1,314,224	732	(7,639)
Mortgage-backed	369,119	4,336	(1,345)
Other securities	935,000	–	–

	$11,210,075	$8,465	$(162,300)

		Gross	Gross
	Fair	Unrealized	Unrealized
Available-for-Sale	Value	Gains	Losses
2004
Obligations of the U.S. Treasury
and government agencies	$8,985,360	$38,635	$(53,925)
State and municipal	1,595,253	6,192	(1,048)
Mortgage-backed	481,452	9,729	(1,282)
Other securities	150,000	–	–

	$11,212,065	$54,556	$(56,255)

The fair value of securities at September 30, 2005 is shown below by contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are not due at a single maturity date and are shown separately.

Fair
Value

Due in one year or less	$941,425
Due after one year through five years	8,685,528
Due after five years through ten years	1,214,003
Due after ten years	—
Mortgage—backed	369,119
$11,210,075

(Continued)

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004
NOTE 2 - SECURITIES (Continued)

Securities with unrealized losses at year-end 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss
2005
Obligations of the U.S. Treasury
and government agencies	$3,433,945	$(58,062)	$4,402,719	$(95,254)	$7,836,664	$(153,316)
State and municipal	683,419	(4,540)	321,902	(3,099)	1,005,321	(7,639)
Mortgage-backed	61,099	(925)	33,509	(420)	94,608	(1,345)

	$4,178,463	$(63,527)	$4,758,130	$(98,773)	$8,936,593	$(162,300)

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss
2004
Obligations of the U.S. Treasury
and government agencies	$995,214	$(40,468)	$993,094	$(13,457)	$1,988,308	$(53,925)
State and municipal	378,951	(1,048)	–	–	378,951	(1,048)
Mortgage-backed	–	–	92,036	(1,282)	92,036	(1,282)
Other securities	–	–	–	–	–	–

	$1,374,165	$(41,516)	$1,085,130	$(14,739)	$2,459,295	$(56,255)

During 2004, an impairment loss was recognized on a security when management determined the loss to be other than temporary. Unrealized losses on bonds have not been recognized into income because the bonds are of high credit quality (rated AA or higher), management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the bonds approach their maturity date or re-pricing date.

The security previously impaired was sold in 2005 for a gain of $3,689 with total proceeds being $153,689. There were no sales of securities in 2004.

(Continued)

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004

NOTE 3 - LOANS

Year-end loans are as follows:

	2005	2004

Commercial	$1,855,464	$1,356,165
Residential real estate	24,937,167	24,713,079
Nonresidential real estate	6,287,127	5,346,378
Construction	364,906	880,504
Consumer	5,634,808	5,274,843
Gross loans	39,079,472	37,570,969
Less: Deferred loan origination fees	(5,663)	(7,442)
Allowance for loan losses	(277,063)	(267,927)

Net loans	$38,796,746	$37,295,600

Certain of the Company’s directors were loan customers of the Bank. These loans aggregated to $1,303,000 and $1,110,000 at September 30, 2005 and 2004.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is as follows:

	2005	2004

Beginning balance	$267,927	$225,160
Provision charged to operations	48,000	97,487
Loans charged off	(40,237)	(55,345)
Recoveries	1,373	625

Ending balance	$277,063	$267,927

There are no loans designated as impaired at September 30, 2005 or 2004, nor were any loans so designated during those years.

Nonperforming loans were as follows:

	2005	2004

Loans past due over 90 days still on accrual	$-	$-
Nonaccrual loans	320,451	379,674

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

(Continued)

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004

NOTE 5 - PREMISES AND EQUIPMENT

A summary of premises, furniture and equipment by major category follows:

	2005	2004

Land and improvements	$139,386	$139,386
Buildings	1,092,296	1,087,311
Furniture, fixtures and equipment	168,624	150,747
Total	1,400,306	1,377,444
Accumulated depreciation	(698,296)	(664,284)

Net premises and equipment	$702,010	$713,160

NOTE 6 - INTEREST BEARING DEPOSITS

Time deposits of $100,000 or more were $8,261,587 and $7,291,905 at September 30, 2005 and 2004.

Scheduled maturities of time deposits outstanding at year-end 2005 are as follows:

Year Ended September 30,

2006	$19,602,454
2007	6,098,553
2008	1,634,493
2009	782,248
2010	677,324

$28,795,072

(Continued)

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank advances require monthly interest payments and are secured by a pledge of substantially all of the Company’s mortgage loan and securities portfolio.

Advances outstanding at year-end 2005 had interest rates ranging from 2.15% to 5.33%, with a weighted average rate of 4.30%.

The following table presents contractually required principal payments at September 30, 2005.

Year ended September 30,	Amount Due
2006	$3,500,000
2007	1,500,000
2008	2,500,000
2009	-
2010	500,000
Thereafter	2,000,000

$10,000,000

NOTE 8 - EMPLOYEE BENEFITS

The Bank participates in the Financial Institutions Retirement Fund, a multi-employer retirement fund that covers substantially all of the Bank’s employees providing defined benefits. The relative position of the Bank regarding the accumulated plan benefits and plan net assets is not determinable by the Bank. Pension expense totaled $70,174 and $45,146 for the years ended September 30, 2005 and 2004.

Options to buy stock are granted to directors and officers under the Company’s stock option and incentive plan. A total of 30,000 shares are authorized under the plan. The specific terms of each option agreement are determined by the Compensation Committee at the date of the grant. All options granted to date vest over five years and have a ten year life.

(Continued)

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004

NOTE 8 - EMPLOYEE BENEFITS (Continued)

	2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	18,532	$16.75	20,239	$16.75
Granted	-	-	-	-
Exercised	(7,145)	16.75	(1,707)	16.75
Forfeited	-	-	-	-
Outstanding at end of year	11,387	$16.75	18,532	$16.75

Options outstanding at year-end 2005 had a weighted average remaining contractual life of 3.81 years. Options exercisable at year-end 2005 and 2004 were 11,387 and 16,932 with a weighted average exercise price of $16.75 for 2005 and 2004.

The Company has established the Home Building Bancorp, Inc., Employees Stock Ownership Plan (ESOP). The ESOP covers essentially all full-time employees. Eligibility is based on hours of service, date of hire and age. Contributions to the ESOP are determined by the Board of Directors, in the form of cash or the Corporation’s common stock. No employee contributions are accepted. Contributions are allocated based on the ratio of the participant’s compensation to total compensation of all participants. Participant’s account balances are fully vested after five years of service. ESOP expense is based on the fair value of contributions made, if any, and shares earned by participants. For the years ended September 30, 2005 and 2004, ESOP expense totaled $0 and $45,034 with 0 and 1,961 shares committed to be allocated at September 30, 2005 and 2004 as all shares had been released for allocation as of September 30, 2004.

ESOP shares at September 30 were as follows:

	2005	2004
Allocated shares	-	20,414
Shares released for allocation	-	1,961
Unreleased shares	-	-

Total ESOP shares	-	22,375

As of October 1, 2004, the ESOP converted into The Home Building Savings Employee Savings and Profit-Sharing Plan and Trust, which will allow employees to contribute through payroll withholding similar to a 401(k) plan.

(Continued)

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004

NOTE 9 - INCOME TAXES

Income taxes consist of the following components:

	2005	2004
Income tax/ (benefit)
Currently payable	$228,744	$197,235
Deferred	172	(65,212)
Change in valuation allowance	-	58,245

	$228,916	$190,268

The following is a reconciliation of income tax expense and the amount computed by applying the effective federal income tax rate of 34% to income before income taxes:

	2005	2004

Statutory rate applied to income before income taxes	$216,445	$131,162
Tax exempt income	(12,456)	(10,893)
State tax expense, net of federal tax benefit	28,527	25,033
Other	(3,600)	(13,279)
Change in valuation allowance	-	58,245

	$228,916	$190,268

Year-end deferred tax assets and liabilities were due to the following factors:

	2005	2004
Deferred tax assets/(liability) from:
Loan loss provisions	$107,067	$106,185
Net unrealized loss (gain) on available-for-sale securities	61,533	680
Accrued expenses	11,448	12,502
Capital loss	58,245	58,245

Deferred tax asset/(liability)	238,293	177,612

Valuation allowance	(58,245)	(58,245)

Net deferred tax asset/ (liability)	$180,048	$119,367

(Continued)

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004

NOTE 10 - EARNINGS PER SHARE

Earnings per share is computed based upon the weighted average number of shares outstanding during the period which were 249,953 for 2005 and 257,133 for 2004. Diluted earnings per share assume that the stock options outstanding are exercised and the proceeds used entirely to reacquire shares at the year’s average price. For 2005, weighted number of shares outstanding for dilutive earnings per share was 254,195. For 2004, weighted number of shares outstanding for dilutive earnings per share was 261,558.

NOTE 11 - COMMITMENTS AND OFF BALANCE SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Financial instruments with off-balance-sheet risk were as follows at year end:

	2005	2004
Commitments to make loans (at market rates)	$158,704	$109,000
Unused lines of credit and letters of credit	1,810,193	2,134,685

NOTE 12 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

The Bank is subject to various regulatory capital requirements administered by its primary regulator, the Office of Thrift Supervision (OTS) and by the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. These guidelines and the regulatory framework for prompt corrective action involve quantitative measures of capital, assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices as well as qualitative judgments by the regulators about components, risk weightings, and other factors. The Bank’s deposit insurance premium rate is also based, in part, on these requirements. At September 30, 2005 and 2004, the Bank’s actual and required minimum capital ratios were as follows:

(Continued)

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004

NOTE 12 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

	Actual		Minimum Needed For Capital Adequacy Purposes		Minimum Needed To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital
(to Risk Weighted Assets)
2005	$6,180,000	18.6%	$2,653,000	8.0%	$3,316,000	10.0%
2004	6,122,000	19.6	2,497,000	8.0	3,121,000	10.0

Tier I Capital
(to Risk Weighted Assets)
2005	5,903,000	17.8	1,327,000	4.0	1,990,000	6.0
2004	5,854,000	18.8	1,248,000	4.0	1,873,000	6.0

Tier 1 Capital
(to Average Assets)
2005	5,903,000	9.7	2,426,000	4.0	3,032,000	5.0
2004	5,854,000	10.4	2,252,000	4.0	2,815,000	5.0

Tangible Capital
Ratio
2005	5,903,000	9.7	910,000	1.5	N/A
2004	5,854,000	10.4	844,000	1.5	N/A

At September 30, 2005 and 2004, the Bank’s capital ratios result in its being designated a well capitalized institution. There are no conditions or events since that designation that management believes have changed the institution’s category.

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related financial and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.

(Continued)

HOME BUILDING BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005 and 2004

NOTE 12 - CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

OTS regulations limit capital distributions by savings institutions. The least restrictive limit is placed on “tier 1” institutions, defined as well-capitalized and with favorable qualitative OTS examination ratings, which can make distributions in a year up to one-half the capital in excess of the most stringent capital requirement at the beginning of the year plus net income to date. Other institutions have more stringent requirements, the most restrictive being prior OTS approval of any capital distribution. The Bank is a tier 1 institution based on the most recent notification.

NOTE 13 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	2005	2004
Unrealized holding gains (losses) on securities available-for-sale	$(155,825)	$118,825
Impairment loss on securities	-	(150,000)
Realized (gains) losses on sales	(3,689)	-
Net unrealized gains (losses)	(152,136)	(31,175)
Tax effect	60,853	13,471

Other comprehensive income (loss)	$(91,283)	$(17,704)

Annex A

AGREEMENT AND PLAN OF MERGER

DATED AS OF APRIL 25, 2006

BY AND BETWEEN

FIRST BANCORP OF INDIANA, INC.

AND

HOME BUILDING BANCORP, INC.

TABLE OF CONTENTS

A-i

ARTICLE VII - TERMINATION		A-35
7.1	Termination	A-35
7.2	Termination Fee	A-37
7.3	Effect of Termination	A-37

ARTICLE VIII - CERTAIN OTHER MATTERS		A-37
8.1	Interpretation	A-37
8.2	Survival	A-38
8.3	Waiver; Amendment	A-38
8.4	Counterparts	A-38
8.5	Governing Law	A-38
8.6	Expenses	A-38
8.7	Notices	A-38
8.8	Entire Agreement; etc.	A-39
8.9	Successors and Assigns; Assignment	A-39
8.10	Specific Performance	A-39

EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Plan of Merger
Exhibit C	Plan of Bank Merger
Exhibit D	Form of Employment Agreement
Exhibit E	Form of Affiliate Letter

A-ii

Agreement and Plan of Merger

This is an Agreement and Plan of Merger, dated as of the 25th day of April, 2006 (“Agreement”), by and between First Bancorp of Indiana, Inc., an Indiana corporation (“First Bancorp”), and Home Building Bancorp, Inc., an Indiana corporation (“Home Building Bancorp”).

Introductory Statement

The Board of Directors of each of First Bancorp and Home Building Bancorp has determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of First Bancorp or Home Building Bancorp, as the case may be, and in the best long-term interests of the shareholders of First Bancorp or Home Building Bancorp, as the case may be.

The parties hereto intend that the Merger as defined herein shall qualify as a reorganization under the provisions of Section 368(a) of the IRC for federal income tax purposes.

First Bancorp and Home Building Bancorp each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to First Bancorp’s willingness to enter into this Agreement, each of the members of the Board of Directors of Home Building Bancorp has entered into an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he will vote his shares of Home Building Bancorp Common Stock in favor of this Agreement and the transactions contemplated hereby.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I
DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Articles of Merger	Section 2.3
Bank Merger	Section 2.13
Cash Consideration	Section 2.5(a)
Cash Election	Section 2.6(b)
Cash Election Shares	Section 2.6(b)
Certificate(s)	Section 2.6(c)
Change in Recommendation	Section 5.8
Closing	Section 2.2
Closing Date	Section 2.2
Continuing Employee	Section 5.11(a)
Disclosure Letter	Section 3.1
Dissenters’ Shares	Section 2.12
Effective Time	Section 2.3
Election Deadline	Section 2.6(c)
Election Form	Section 2.6(a)
Environmental Consultant	Section 5.16
Exchange Agent	Section 2.6(c)
Exchange Ratio	Section 2.5(a)
Fee	Section 7.2(a)
FIRF	Section 5.11(c)

First Bancorp	preamble
First Bancorp Price	Section 2.5(a)
First Bancorp Ratio	Section 7.1(g)
First Bancorp’s Reports	Section 3.3(g)
First Federal	Section 2.13
Home Building Bancorp	preamble
Home Building Bancorp Employee Plans	Section 3.2(r)(i)
Home Building Bancorp Option	Section 2.11
Home Building Bancorp Pension Plan	Section 3.2(r)(iii)
Home Building Bancorp Property	Section 5.16
Home Building Bancorp Qualified Plan	Section 3.2(r)(iv)
Home Building Bancorp’s Reports	Section 3.2(g)
Home Building Savings	Section 2.13
Indemnified Party	Section 5.12(a)
Index Ratio	Section 7.1(g)
Intellectual Property	Section 3.2(p)
Letter of Transmittal	Section 2.7(a)
Mailing Date	Section 2.6(a)
Maximum Insurance Amount	Section 5.12(c)
Measurement Period	Section 2.5(a)
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
Mixed Election	Section 2.6(b)
Non-Election	Section 2.6(b)
Non-Election Shares	Section 2.6(b)
Proxy Statement-Prospectus	Section 5.9(a)
Registration Statement	Section 5.9(a)
Representative	Section 2.6(b)
Shareholder Meeting	Section 5.8
Shortfall Number	Section 2.6(e)(ii)
Stock Consideration	Section 2.5(a)
Stock Conversion Number	Section 2.6(d)
Stock Election	Section 2.6(b)
Stock Election Number	Section 2.6(b)
Stock Election Shares	Section 2.6(b)
Surviving Corporation	Section 2.1

In addition, for purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving Home Building Bancorp or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of Home Building Bancorp’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of Home Building Bancorp’s capital stock or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

“Agreement” means this Agreement, as amended, modified or amended and restated from time to time in accordance with its terms.

“CRA” means the Community Reinvestment Act.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or administrative order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called “Superfund” or “Superlien” law, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered one employer with Home Building Bancorp under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” shall consist of (i) Dissenters’ Shares and (ii) shares held directly or indirectly by First Bancorp (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted).

“FDIC” means the Federal Deposit Insurance Corporation.

“GAAP” means generally accepted accounting principles.

“Government Regulator” means any federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank deposits.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Material” means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“HOLA” means the Home Owners’ Loan Act, as amended.

“Home Building Bancorp Common Stock” means the common stock, par value $.01 per share, of Home Building Bancorp.

“IBCL” means the Indiana Business Corporation Law.

“IRC” means the Internal Revenue Code of 1986, as amended.

“knowledge” means, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party or any officer of that party with the title ranking not less than vice president.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee or other extension of credit.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means an effect which is material and adverse to the business, financial condition or results of operations of Home Building Bancorp or First Bancorp, as the context may dictate, and its Subsidiaries taken as a whole; provided, however, that any such effect resulting from any (i) changes in laws, rules or regulations or generally accepted accounting principles or regulatory accounting requirements or interpretations thereof that apply to both First Bancorp and Home Building Bancorp, or to financial and/or depository institutions generally, (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of First Bancorp or Home Building Bancorp taken with the prior written consent of the other or (iv) direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, shall not be considered in determining if a Material Adverse Effect has occurred.

“OTS” means the Office of Thrift Supervision.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which Home Building Bancorp or First Bancorp, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal that (i) Home Building Bancorp’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the shareholders of Home Building Bancorp than the transactions contemplated hereby (taking into account all legal, financial, regulatory and other aspects of the proposal and the entity making the proposal), (ii) is not conditioned on obtaining financing (and with respect to which First Bancorp has received written evidence of such person’s ability to fully finance its Acquisition Proposal), (iii) is for 100% of the outstanding shares of Home Building Bancorp Common Stock and (iv) is, in the written opinion of Home Building Bancorp’s financial advisor, more favorable to the shareholders of Home Building Bancorp from a financial point of view than the transactions contemplated hereby (including any adjustments to the terms and conditions of such transactions proposed by First Bancorp in response to such Acquisition Proposal).

“Taxes” means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes.

ARTICLE II
THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the Plan of Merger attached hereto as Exhibit B, Home Building Bancorp will merge with and into First Bancorp (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of Home Building Bancorp shall cease. First Bancorp shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the IBCL and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2 Closing. The closing of the Merger (the “Closing”) will take place in the offices of Muldoon Murphy & Aguggia LLP, 5101 Wisconsin Avenue, Washington, DC, or at such other location as is agreed to by the parties hereto, at 10:00 a.m. on the date designated by First Bancorp within thirty days following satisfaction or waiver of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree (the “Closing Date”).

2.3  Effective Time. In connection with the Closing, First Bancorp shall duly execute and deliver articles of merger (the “Articles of Merger”) to the Indiana Secretary of State for filing pursuant to the IBCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Indiana Secretary of State or at such later date or time as First Bancorp and Home Building Bancorp agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4 Effects of the Merger. The Merger will have the effects set forth in the IBCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, First Bancorp shall possess all of the properties, rights, privileges, powers and franchises of Home Building Bancorp and be subject to all of the debts, liabilities and obligations of Home Building Bancorp.

2.5 Effect on Outstanding Shares of Home Building Bancorp Common Stock.

(a) Subject to the provisions of Section 2.6 hereof, by virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Home Building Bancorp Common Stock issued and outstanding at the Effective Time, other than Excluded Shares, shall become and be converted into, at the election of the holder as provided in and subject to the limitations set forth in this Agreement, either the right to receive (i) $43.50 in cash, without interest (the “Cash Consideration”) or (ii) the number of shares of First Bancorp Common Stock equal to the Exchange Ratio, as defined below (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.” The “Exchange Ratio” shall be equal to (A) 2.3016 if the First Bancorp Price is $18.90 or less, (B) the result obtained by dividing $43.50 by the First Bancorp Price (rounded to the nearest ten-thousandth) if the First Bancorp Price is greater than $18.90 and less than $23.10, or (C) 1.8831 if the First Bancorp Price is $23.10 or more. “First Bancorp Price” means the average of the closing sales price of First Bancorp Common Stock, as reported on The Nasdaq Stock Market, for the ten consecutive trading days ending on the date that is ten business days prior to the Closing Date (“Measurement Period”); provided, however, that any date on which fewer than 100 shares of First Bancorp Common Stock trades shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales price and number of days on which 100 or more shares of First Bancorp Common Stock traded during the Measurement Period.

(b) Notwithstanding any other provision of this Agreement, no fraction of a share of First Bancorp Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, First Bancorp shall pay to each holder of Home Building Bancorp Common Stock who would otherwise be entitled to a fraction of a share of First Bancorp Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the First Bancorp Price.

(c) If, between the date of this Agreement and the Effective Time, the outstanding shares of First Bancorp Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be adjusted appropriately to provide the holders of Home Building Bancorp Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) As of the Effective Time, each Excluded Share, other than Dissenters’ Shares, shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of First Bancorp Common Stock that are held by Home Building Bancorp, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares. In addition, no Dissenters’ Shares shall be converted into shares of First Bancorp Common Stock pursuant to this Section 2.5 but instead shall be treated in accordance with the provisions set forth in Section 2.12 of this Agreement.

2.6 Election and Proration Procedures.

(a) An election form in such form as Home Building Bancorp and First Bancorp shall mutually agree (an “Election Form”) shall be mailed on the Mailing Date (as defined below) to each holder of record of shares of Home Building Bancorp Common Stock as of a record date which shall be the same date as the record date for eligibility to vote on the Merger. The “Mailing Date” shall be the date on which proxy materials relating to the Merger are mailed to holders of shares of Home Building Bancorp Common Stock. First Bancorp shall make available Election Forms as may be reasonably requested by all persons who become holders of Home Building Bancorp Common Stock after the record date for eligibility to vote on the Merger and prior to the Election Deadline (as defined herein), and Home Building Bancorp shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein.

(b) Each Election Form shall entitle the holder of shares of Home Building Bancorp Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to (i) elect to receive the Cash Consideration for all of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all of such holder’s shares (a “Stock Election”), (iii) elect to receive the Cash Consideration with respect to some of such holder’s shares and the Stock Consideration with respect to such holder’s remaining shares (a “Mixed Election”) or (iv) make no election or to indicate that such holder has no preference as to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”). Holders of record of shares of Home Building Bancorp Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of Home Building Bancorp Common Stock held by that Representative for a particular beneficial owner. Shares of Home Building Bancorp Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of Home Building Bancorp Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of Home Building Bancorp Common Stock as to which no election has been made are referred to as “Non-Election Shares.” The aggregate number of shares of Home Building Bancorp Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.”

(c) To be effective, a properly completed Election Form must be received by Registrar and Transfer Company (the “Exchange Agent”) on or before 5:00 p.m., New York City time, on the third business day subsequent to Home Building Bancorp’s Shareholder Meeting (or such other time and date as Home Building Bancorp and First Bancorp may mutually agree) (the “Election Deadline”). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates theretofore representing Home Building Bancorp Common Stock (“Certificate(s)”) (or customary affidavits and, if required by First Bancorp pursuant to Section 2.7(i), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Home Building Bancorp Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. Any Home Building Bancorp shareholder may at any time prior to the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any Home Building Bancorp shareholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All elections shall be revoked automatically if the Exchange Agent is notified in writing by First Bancorp and Home Building Bancorp that this Agreement has been terminated. If a shareholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form prior to the Election Deadline and does not submit a new properly executed Election Form prior to the Election Deadline, the shares of Home Building Bancorp Common Stock held by such shareholder shall be designated Non-Election Shares. First Bancorp shall cause the Certificates representing Home Building Bancorp Common Stock described in clause (ii) to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the person who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(d) Notwithstanding any other provision contained in this Agreement, 50% of the total number of shares of Home Building Bancorp Common Stock outstanding at the Effective Time (the “Stock Conversion Number”) shall be converted into the Stock Consideration and the remaining outstanding shares of Home Building Bancorp Common Stock (excluding shares of Home Building Bancorp Common Stock to be canceled as provided in Section 2.5(d) and Dissenters’ Shares) shall be converted into the Cash Consideration; provided, however, that for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the IRC and, notwithstanding anything to the contrary contained herein, in order that the Merger will not fail to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the IRC, First Bancorp shall increase the number of shares of Home Building Bancorp Common Stock that will be converted into the Stock Consideration and reduce the number of shares of Home Building Bancorp Common Stock that will be converted into the right to receive the Cash Consideration to ensure that the Stock Consideration will represent at least 40% of the value of the aggregate Merger Consideration, increased by the value of any Excluded Shares, each as measured as of the Effective Time.

(e) Within five business days after the later to occur of the Election Deadline or the Effective Time, First Bancorp shall cause the Exchange Agent to effect the allocation among holders of Home Building Bancorp Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive (A) the Stock Consideration in respect of the number of Stock Election Shares held by such holder multiplied by a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number and (B) the Cash Consideration in respect of the remaining number of such holder’s Stock Election Shares;

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive (1) the Stock Consideration in respect of the number of Non-Election Shares held by such holder multiplied by a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Non-Election Shares; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Cash Election Shares shall receive (1) the Stock Consideration in respect of the number of Cash Election Shares held by such holder multiplied by a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Cash Election Shares.

For purposes of the foregoing calculations, Excluded Shares shall be deemed Cash Election Shares. For purposes of this Section 2.6(e), if First Bancorp is obligated to increase the number of shares of Home Building Bancorp Common Stock to be converted into shares of First Bancorp Common Stock as a result of the application of the last clause of Section 2.6(d) above, then the higher number shall be substituted for the Stock Conversion Number in the calculations set forth in this Section 2.6(e).

2.7 Exchange Procedures.

(a) Appropriate transmittal materials (“Letter of Transmittal”) in a form satisfactory to First Bancorp and Home Building Bancorp shall be mailed as soon as practicable after the Effective Time to each holder of record of Home Building Bancorp Common Stock as of the Effective Time who did not previously submit a completed Election Form. A Letter of Transmittal will be deemed properly completed only if accompanied by certificates representing all shares of Home Building Bancorp Common Stock to be converted thereby.

(b) At and after the Effective Time, each Certificate (except as specifically set forth in Section 2.5) shall represent only the right to receive the Merger Consideration.

(c) Prior to the Effective Time, First Bancorp shall (i) reserve for issuance with its transfer agent and registrar a sufficient number of shares of First Bancorp Common Stock to provide for payment of the aggregate Stock Consideration and (ii) deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Home Building Bancorp Common Stock, for exchange in accordance with this Section 2.7, an amount of cash sufficient to pay the aggregate Cash Consideration.

(d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as First Bancorp may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of First Bancorp Common Stock that such holder has the right to receive pursuant to Section 2.5, if any, and a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 2.5, if any (including any cash in lieu of fractional shares, if any, that such holder has the right to receive pursuant to Section 2.5, and any dividends or other distributions to which such holder is entitled pursuant to Section 2.5). Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute First Bancorp Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of First Bancorp Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of Home Building Bancorp Common Stock not registered in the transfer records of Home Building Bancorp, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such Home Building Bancorp Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of First Bancorp and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) No dividends or other distributions declared or made after the Effective Time with respect to First Bancorp Common Stock issued pursuant to this Agreement shall be remitted to any person entitled to receive shares of First Bancorp Common Stock hereunder until such person surrenders his or her Certificates in accordance with this Section 2.7. Upon the surrender of such person’s Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of First Bancorp Common Stock represented by such person’s Certificates.

(f) The stock transfer books of Home Building Bancorp shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of Home Building Bancorp of any shares of Home Building Bancorp Common Stock. If, after the Effective Time, Certificates are presented to First Bancorp, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.7.

(g) Any portion of the aggregate amount of cash to be paid pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.7 or any proceeds from any investments thereof that remains unclaimed by the shareholders of Home Building Bancorp for six months after the Effective Time shall be repaid by the Exchange Agent to First Bancorp upon the written request of First Bancorp. After such request is made, any shareholders of Home Building Bancorp who have not theretofore complied with this Section 2.7 shall look only to First Bancorp for the Merger Consideration deliverable in respect of each share of Home Building Bancorp Common Stock such shareholder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon. If outstanding Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of First Bancorp (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of Home Building Bancorp Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) First Bancorp and the Exchange Agent shall be entitled to rely upon Home Building Bancorp’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, First Bancorp and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or First Bancorp, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

2.8 Effect on Outstanding Shares of First Bancorp Common Stock. At the Effective Time, each share of common stock of First Bancorp issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.9 Directors of Surviving Corporation After Effective Time. Subject to Section 5.14(a), immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of First Bancorp serving immediately prior to the Effective Time.

2.10 Articles of Incorporation and Bylaws. The articles of incorporation of First Bancorp, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. The bylaws of First Bancorp, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

2.11 Treatment of Stock Options. As soon as practicable following the date of this Agreement, Home Building Bancorp’s Board of Directors shall adopt such resolutions or take such other actions as are required to provide for the cancellation of all outstanding options to acquire shares of Home Building Bancorp Common Stock (each, a “Home Building Bancorp Option”), whether or not vested, as of the Effective Time in exchange for a cash payment by Home Building Bancorp in cash an amount equal to the product of (i) the number of shares of Home Building Bancorp Common Stock subject to such option at the Effective Time and (ii) the amount by which the Cash Consideration exceeds the exercise price per share of such option, net of any cash which must be withheld under federal and state income and employment tax requirements. In the event that the exercise price of a Home Building Bancorp Option is greater than the Cash Consideration, then at the Effective Time such Home Building Bancorp Option shall be canceled without any payment made in exchange therefor.

2.12 Dissenters’ Rights. Notwithstanding any other provision of this Agreement to the contrary, shares of Home Building Bancorp Common Stock that are outstanding immediately prior to the Effective Time and which are held by shareholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the IBCL (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such shareholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the IBCL, except that all Dissenters’ Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the IBCL shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 2.7 of the Certificate(s) that, immediately prior to the Effective Time, evidenced such shares. Home Building Bancorp shall give First Bancorp (i) prompt notice of any written demands for payment of fair value of any shares of Home Building Bancorp Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the IBCL and received by Home Building Bancorp relating to shareholders’ dissenters’ rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the IBCL consistent with the obligations of Home Building Bancorp thereunder. Home Building Bancorp shall not, except with the prior written consent of First Bancorp, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment of fair value or (z) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the IBCL.

2.13 Bank Merger.  Concurrently with or as soon as practicable after the execution and delivery of this Agreement, First Federal Savings Bank (“First Federal”), a wholly owned subsidiary of First Bancorp, and Home Building Savings Bank, FSB (“Home Building Savings”), a wholly owned subsidiary of Home Building Bancorp, shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit C, pursuant to which Home Building Savings will merge with and into First Federal (the “Bank Merger”). The parties intend that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

2.14 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, First Bancorp may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transactions as First Bancorp may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration or (ii) materially impede or delay the receipt of any regulatory approval referred to in, or the consummation of the transactions contemplated by, this Agreement. In the event that First Bancorp elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.15 Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that First Bancorp by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, Home Building Bancorp or to exercise, directly or indirectly, a controlling influence over the management or policies of Home Building Bancorp.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Letters. Prior to the execution and delivery of this Agreement, First Bancorp and Home Building Bancorp have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties (and making specific reference to the Section of this Agreement to which they relate).

3.2 Representations and Warranties of Home Building Bancorp. Home Building Bancorp represents and warrants to First Bancorp that, except as disclosed in Home Building Bancorp’s Disclosure Letter:

(a) Organization and Qualification. Home Building Bancorp is a corporation duly organized and validly existing under the laws of the State of Indiana and is registered with the OTS as a savings and loan holding company. Home Building Bancorp has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Home Building Bancorp is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on Home Building Bancorp. Home Building Bancorp engages only in activities (and holds properties only of the types) permitted to savings and loan holding companies by the HOLA and the rules and regulations of the OTS promulgated thereunder.

(b)  Subsidiaries.

(i) Home Building Bancorp’s Disclosure Letter sets forth with respect to each of Home Building Bancorp’s Subsidiaries its name, its jurisdiction of incorporation, Home Building Bancorp’s percentage ownership, the number of shares of stock owned or controlled by Home Building Bancorp and the name and number of shares held by any other person who owns any stock of the Subsidiary. Home Building Bancorp owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to Home Building Bancorp’s right to vote or dispose of any equity securities of its Subsidiaries. Home Building Bancorp’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by savings and loan holding companies or federal savings associations.

(ii) Each of Home Building Bancorp’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on such Subsidiary.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of Home Building Bancorp are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) No Subsidiary of Home Building Bancorp other than Home Building Savings is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Home Building Savings’s deposits are insured by the FDIC to the fullest extent permitted by law. Home Building Savings is a member in good standing of the Federal Home Loan Bank of Indianapolis. Home Building Savings engages only in activities (and holds properties only of the types) permitted by the HOLA and the rules and regulations of the OTS promulgated thereunder.

(c) Capital Structure.

(i) The authorized capital stock of Home Building Bancorp consists of 1,000,000 shares of Home Building Bancorp Common Stock and 250,000 shares of preferred stock, no par value.

(ii) As of the date of this Agreement: (A) 255,428 shares of Home Building Bancorp Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable federal and state securities laws, and no shares of preferred stock are outstanding; and (B) 7,610 shares of Home Building Bancorp Common Stock are reserved for issuance pursuant to outstanding Home Building Bancorp Options.

(iii) Set forth in Home Building Bancorp’s Disclosure Letter is a complete and accurate list of all outstanding Home Building Bancorp Options, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant and whether stock appreciation, limited or other similar rights were granted in connection with such options.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Home Building Bancorp may vote are issued or outstanding.

(v) Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of Home Building Bancorp are issued, reserved for issuance or outstanding and (B) neither Home Building Bancorp nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating Home Building Bancorp or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of Home Building Bancorp or obligating Home Building Bancorp or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of Home Building Bancorp or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Home Building Bancorp or any of its Subsidiaries.

(d) Authority. Home Building Bancorp has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of Home Building Bancorp’s Board of Directors, and no other corporate proceedings on the part of Home Building Bancorp are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Home Building Bancorp Common Stock. This Agreement has been duly and validly executed and delivered by Home Building Bancorp and constitutes a valid and binding obligation of Home Building Bancorp, enforceable against Home Building Bancorp in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by Home Building Bancorp do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Home Building Bancorp or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of Home Building Bancorp or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Home Building Bancorp or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Home Building Bancorp or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Home Building Bancorp.

(f) Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by Home Building Bancorp of this Agreement or the consummation by Home Building Bancorp of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities. As of the date hereof, Home Building Bancorp has no knowledge of any reason pertaining to Home Building Bancorp why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g) Governmental Filings. Home Building Bancorp and each of its Subsidiaries has filed all reports, schedules, registration statements and other documents that it has been required to file since December 31, 2002 with the OTS, the FDIC or any other Governmental Regulator (collectively, “Home Building Bancorp’s Reports”). No administrative actions have been taken or threatened or orders issued in connection with any of Home Building Bancorp’s Reports. As of their respective dates, each of Home Building Bancorp’s Reports complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance). Any financial statement contained in any of Home Building Bancorp’s Reports fairly presented in all material respects the financial position of Home Building Bancorp on a consolidated basis, Home Building Bancorp alone or each of Home Building Bancorp’s Subsidiaries alone, as the case may be, and was prepared in accordance with GAAP or applicable regulations.

(h) Financial Statements. Home Building Bancorp’s Disclosure Letter contains copies of (i) the consolidated balance sheets of Home Building Bancorp and its Subsidiaries as of September 30, 2005 and 2004 and related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the two-year period ended September 30, 2005, together with the notes thereto, accompanied by the audit report of Home Building Bancorp’s independent public auditors and (ii) the unaudited consolidated balance sheet of Home Building Bancorp and its Subsidiaries as of December 31, 2005 and the related consolidated statements of income and changes in stockholders’ equity for the three months ended December 31, 2005. Such financial statements were prepared from the books and records of Home Building Bancorp and its Subsidiaries, fairly present the consolidated financial position of Home Building Bancorp and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of Home Building Bancorp and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash-flows and footnotes. The books and records of Home Building Bancorp and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) Undisclosed Liabilities. Neither Home Building Bancorp nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of Home Building Bancorp as of September 30, 2005, except for (i) liabilities incurred since September 30, 2005 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Home Building Bancorp and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events. Since September 30, 2005:

(i)  Home Building Bancorp and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices;

(ii)  there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Home Building Bancorp;

(iii) Home Building Bancorp has not declared, paid or set aside any dividends or distributions with respect to the Home Building Bancorp Common Stock;

(iv) except for supplies or equipment purchased in the ordinary course of business, neither Home Building Bancorp nor any of its Subsidiaries have made any capital expenditures exceeding individually or in the aggregate $10,000;

(v) there has not been any write-down by Home Building Savings in excess of $25,000 with respect to any of its Loans or other real estate owned;

(vi) there has not been any sale, assignment or transfer of any assets by Home Building Bancorp or any of its Subsidiaries in excess of $10,000 other than in the ordinary course of business or pursuant to a contract or agreement disclosed in Home Building Bancorp’s Disclosure Letter;

(vii)  there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by Home Building Bancorp or any of its Subsidiaries to any of their respective directors, officers or employees, other than in conformity with the policies and practices of such entity in the usual and ordinary course of its business;

(viii)  neither Home Building Bancorp nor any of its Subsidiaries has paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their directors, officers or employees; and

(ix)  there has been no change in any accounting principles, practices or methods of Home Building Bancorp or any of its Subsidiaries other than as required by GAAP.

(k) Litigation. Other than for routine matters incidental to the business of Home Building Bancorp, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Home Building Bancorp, there are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of Home Building Bancorp, threatened against or affecting Home Building Bancorp or any of its Subsidiaries or any property or asset of Home Building Bancorp or any of its Subsidiaries. To the knowledge of Home Building Bancorp, there are no investigations, reviews or inquiries by any court or Governmental Entity pending or threatened against Home Building Bancorp or any of its Subsidiaries. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Home Building Bancorp or any of its Subsidiaries that have not been satisfied or that enjoin Home Building Bancorp or any of its Subsidiaries from taking any action.

(l) Absence of Regulatory Actions. Since December 31, 2002, neither Home Building Bancorp nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of Home Building Bancorp or its Subsidiaries.

(m) Compliance with Laws. Home Building Bancorp and each of its Subsidiaries conducts its business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it. Home Building Bancorp and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened. Neither Home Building Bancorp nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Home Building Bancorp.

(n) Taxes. All federal, state, local and foreign Tax returns required to be filed by or on behalf of Home Building Bancorp or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by Home Building Bancorp or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Home Building Bancorp’s balance sheet (in accordance with GAAP). There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of Home Building Bancorp or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where Home Building Bancorp or any of its Subsidiaries do not file Tax returns that Home Building Bancorp or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Home Building Bancorp or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Home Building Bancorp’s balance sheet (in accordance with GAAP). Home Building Bancorp and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. Home Building Bancorp and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and Home Building Bancorp and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither Home Building Bancorp nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment of any “excess parachute payments” within the meaning of Section 280G of the IRC and neither Home Building Bancorp nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments (including any deemed payment of compensation upon the exercise of a Home Building Bancorp Option or upon the issuance of any Home Building Bancorp Common Stock), that would not be fully deductible by reason of Section 162(m) of the IRC.

(o) Agreements.

(i) Home Building Bancorp’s Disclosure Letter lists, and contains a complete and correct copy of, any contract, arrangement, commitment or understanding (whether written or oral) to which Home Building Bancorp or any of its Subsidiaries is a party or is bound:

(A)  with any executive officer or other key employee of Home Building Bancorp or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Home Building Bancorp or any of its Subsidiaries of the nature contemplated by this Agreement;

(B)  with respect to the employment of any directors, officers, employees or consultants;

(C)  any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(D)  containing covenants that limit the ability of Home Building Bancorp or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, Home Building Bancorp (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency);

(E) pursuant to which Home Building Bancorp or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(F) that relates to borrowings of money (or guarantees thereof) by Home Building Bancorp or any of its Subsidiaries in excess of $50,000, other than advances from the Federal Home Loan Bank of Indianapolis; or

(G)  which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $25,000 on an annual basis.

(ii) Neither Home Building Bancorp nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of Home Building Bancorp, no other party to any such agreement (excluding any loan or extension of credit made by Home Building Bancorp or any of its Subsidiaries) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Home Building Bancorp.

(p) Intellectual Property. Home Building Bancorp and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. Home Building Bancorp’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to Home Building Bancorp or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that Home Building Bancorp or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses (collectively, the “Intellectual Property”). With respect to each item of Intellectual Property owned by Home Building Bancorp or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Intellectual Property that Home Building Bancorp or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect. Neither Home Building Bancorp nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that Home Building Bancorp or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the knowledge of Home Building Bancorp, neither Home Building Bancorp nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of Home Building Bancorp or any of its Subsidiaries.

(q) Labor Matters. Home Building Bancorp and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither Home Building Bancorp nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Home Building Bancorp or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving Home Building Bancorp or any of its Subsidiaries pending or, to the knowledge of Home Building Bancorp, threatened.

(r) Employee Benefit Plans.

(i) Home Building Bancorp’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of Home Building Bancorp or any of its Subsidiaries (hereinafter referred to collectively as the “Home Building Bancorp Employee Plans”). Home Building Bancorp has previously delivered or made available to First Bancorp true and complete copies of each agreement, plan and other documents referenced in Home Building Bancorp’s Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 or 5500-C for the most recently completed year. There has been no announcement or commitment by Home Building Bancorp or any of its Subsidiaries to create an additional Home Building Bancorp Employee Plan, or to amend any Home Building Bancorp Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such Home Building Bancorp Employee Plan.

(ii) There is no pending or threatened litigation, administrative action or proceeding relating to any Home Building Bancorp Employee Plan. All of the Home Building Bancorp Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the Home Building Bancorp Employee Plans which is likely to result in the imposition of any penalties or taxes upon Home Building Bancorp or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No liability to the Pension Benefit Guarantee Corporation has been or is expected by Home Building Bancorp or any of its Subsidiaries to be incurred with respect to any Home Building Bancorp Employee Plan which is subject to Title IV of ERISA (“Home Building Bancorp Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by Home Building Bancorp or any ERISA Affiliate. No Home Building Bancorp Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Home Building Bancorp Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Home Building Bancorp Pension Plan as of the end of the most recent plan year with respect to the respective Home Building Bancorp Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Home Building Bancorp Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Home Building Bancorp Pension Plan within the 12-month period ending on the date hereof. Neither Home Building Bancorp nor any of its Subsidiaries has provided, or is required to provide, security to any Home Building Bancorp Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither Home Building Bancorp, its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after September 26, 1980.

(iv) Each Home Building Bancorp Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “Home Building Bancorp Qualified Plan”) has received a favorable determination letter from the IRS, and Home Building Bancorp and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each Home Building Bancorp Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such Home Building Bancorp Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v) With respect to each Home Building Bancorp Employee Plan that is a “multiple employer plan” (as defined in Section 4063 of ERISA): (A) none of Home Building Bancorp or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any actual knowledge, that if Home Building Bancorp or any of its Subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan it would incur withdrawal liability that would be reasonably likely to have a Material Adverse Effect on Home Building Bancorp; and (B) none of Home Building Bancorp or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any reason to believe, that any Home Building Bancorp Employee Plan is in reorganization, has been terminated, is insolvent, or may be in reorganization, become insolvent or be terminated.

(vi) Neither Home Building Bancorp nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any Home Building Bancorp Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(vii) All contributions required to be made with respect to any Home Building Bancorp Employee Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Home Building Bancorp Employee Plan, for any period through the date hereof have been timely made or paid in full, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of Home Building Bancorp. Each Home Building Bancorp Employee Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (B) is unfunded.

(s) Properties.

(i) A list and description of all real property owned or leased by Home Building Bancorp or a Subsidiary of Home Building Bancorp is set forth in Home Building Bancorp’s Disclosure Letter. Home Building Bancorp and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which Home Building Bancorp or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect and neither Home Building Bancorp nor any of its Subsidiaries, nor, to Home Building Bancorp’s knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. A complete and correct copy of each such lease is attached to Home Building Bancorp’s Disclosure Letter. All real property owned or leased by Home Building Bancorp or any of its Subsidiaries are in a good state of maintenance and repair (normal wear and tear excepted), conform with all applicable ordinances, regulations and zoning laws and are considered by Home Building Bancorp to be adequate for the current business of Home Building Bancorp and its Subsidiaries. To the knowledge of Home Building Bancorp, none of the buildings, structures or other improvements located on any real property owned or leased by Home Building Bancorp or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) Home Building Bancorp and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of Home Building Bancorp and its Subsidiaries that is leased rather than owned, neither Home Building Bancorp nor any of its Subsidiaries is in default under the terms of any such lease.

(t) Fairness Opinion. Home Building Bancorp has received the opinion of Renninger & Associates, LLC to the effect that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Home Building Bancorp’s shareholders.

(u) Fees. Other than for financial advisory services performed for Home Building Bancorp by Renninger & Associates, LLC pursuant to an agreement dated December 21, 2005, a true and complete copy of which is attached as an exhibit to Home Building Bancorp’s Disclosure Letter, neither Home Building Bancorp nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for Home Building Bancorp or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(v) Environmental Matters.

(i) Each of Home Building Bancorp and its Subsidiaries, the Participation Facilities, and, to the knowledge of Home Building Bancorp, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of Home Building Bancorp, threatened, before any court, governmental agency or board or other forum against Home Building Bancorp or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Home Building Bancorp or any of its Subsidiaries or any Participation Facility.

(iii) To the knowledge of Home Building Bancorp, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or Home Building Bancorp or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither Home Building Bancorp nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) There are no underground storage tanks at any properties owned or operated by Home Building Bancorp or any of its Subsidiaries or any Participation Facility. Neither Home Building Bancorp nor any of its Subsidiaries nor, to the knowledge of Home Building Bancorp, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by Home Building Bancorp or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) Home Building Bancorp’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Home Building Bancorp’s or its Subsidiary’s participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties. To the knowledge of Home Building Bancorp, prior to the period of (A) Home Building Bancorp’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Home Building Bancorp’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

(w) Loan Portfolio; Allowance for Loan Losses.

(i) With respect to each Loan owned by Home Building Bancorp or its Subsidiaries in whole or in part:

(A) The note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

(B) neither Home Building Bancorp nor any of its Subsidiaries, nor any prior holder of a Loan, has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

(C) Home Building Bancorp or a Subsidiary of Home Building Bancorp is the sole holder of legal and beneficial title to each Loan (or Home Building Bancorp’s or its Subsidiary’s applicable participation interest, as applicable), except as otherwise referenced on the books and records of Home Building Bancorp or a Subsidiary of Home Building Bancorp;

(D) the original note and the related security documents are included in the Loan files, and copies of any documents in the Loan files are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file; and

(E) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(ii) Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor Home Building Bancorp’s practices of approving or rejecting Loan applications, violate any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowance for loan losses reflected in Home Building Bancorp’s audited balance sheet at September 30, 2005 was, and the allowance for loan losses shown on the balance sheets in Home Building Bancorp’s Reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP.

(x) Anti-takeover Provisions Inapplicable. Home Building Bancorp and its Subsidiaries have taken all actions required to exempt First Bancorp, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(y) Material Interests of Certain Persons. No current or former officer or director of Home Building Bancorp, or any family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Home Building Bancorp or any of its Subsidiaries.

(z) Insurance. In the opinion of management, Home Building Bancorp and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. Home Building Bancorp’s Disclosure Letter contains a list of all policies of insurance carried and owned by Home Building Bancorp or any of Home Building Bancorp’s Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by Home Building Bancorp and its Subsidiaries are in full force and effect, Home Building Bancorp and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(aa) Investment Securities; Derivatives.

(i) Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by Home Building Bancorp or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii) Neither Home Building Bancorp nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(bb) Indemnification. Except as provided in the articles of incorporation or bylaws of Home Building Bancorp and the similar organizational documents of its Subsidiaries, neither Home Building Bancorp nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of Home Building Bancorp and, to the knowledge of Home Building Bancorp, there are no claims for which any such person would be entitled to indemnification under the certificate of incorporation or bylaws of Home Building Bancorp or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

(cc) Corporate Documents and Records. Home Building Bancorp’s Disclosure Letter includes a complete and correct copy of the articles of incorporation, bylaws and similar organizational documents of Home Building Bancorp and each of Home Building Bancorp’s Subsidiaries, as in effect as of the date of this Agreement. Neither Home Building Bancorp nor any of Home Building Bancorp’s Subsidiaries is in violation of its articles of incorporation, bylaws or similar organizational documents. The minute books of Home Building Bancorp and each of Home Building Bancorp’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their shareholders. Home Building Bancorp and each of its Subsidiaries maintains accounting records that fairly and accurately reflect, in all material respects, its transactions, and accounting controls exist sufficient to provide reasonable assurances that such transactions are, in all material respects, (i) executed in accordance with management’s general or specific authorization and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

(dd) Home Building Bancorp Information. The information regarding Home Building Bancorp and its Subsidiaries to be supplied by Home Building Bancorp for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ee) CRA, Anti-Money Laundering, OFAC and Customer Information Security. Home Building Savings has received a rating of “Satisfactory” in its most recent examination or interim review with respect to the CRA. Home Building Bancorp is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist that would cause Home Building Savings or any other Subsidiary of Home Building Bancorp: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and sate privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Home Building Savings. Home Building Bancorp is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either Home Building Bancorp or of its Subsidiaries to undertake any remedial action. The board of directors of Home Building Savings (or where appropriate of any other Subsidiary of Home Building Bancorp) has adopted, and Home Building Savings (or such other Subsidiary of Home Building Bancorp) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and Home Building Savings (or such other Subsidiary of Home Building Bancorp) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(ff) Tax Treatment of the Merger. Home Building Bancorp has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

3.3 Representations and Warranties of First Bancorp. First Bancorp represents and warrants to Home Building Bancorp that, except as set forth in First Bancorp’s Disclosure Letter:

(a) Organization and Qualification. First Bancorp is a corporation duly organized and validly existing under the laws of the State of Indiana and is registered with the OTS as a savings and loan holding company. First Bancorp has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. First Bancorp is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on First Bancorp.

(b)  Subsidiaries. First Bancorp owns of record and beneficially all the capital stock of each of First Federal free and clear of any Liens. First Federal is a federally chartered savings bank duly organized and validly existing under the laws of the United States of America, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on First Federal. First Federal’s deposits are insured by the FDIC to the fullest extent permitted by law. First Federal is a member in good standing of the Federal Home Loan Bank of Indianapolis. First Federal engages only in activities (and holds properties only of the types) permitted by the HOLA and the rules and regulations of the OTS promulgated thereunder.

(c)  Capital Structure.

(i) The authorized capital stock of First Bancorp consists of: (A) 9,000,000 shares of First Bancorp Common Stock; and (B) 1,000,000 shares of preferred stock, par value $.01 per share.

(ii) As of March 31, 2006, (A) 1,553,748 shares of First Bancorp Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws; (B) no shares of First Bancorp preferred stock are issued and outstanding; and (C) 118,549 shares of First Bancorp Common Stock were reserved for issuance pursuant to outstanding grants or awards under First Bancorp’s stock-based benefit plans.

(iii) The shares of First Bancorp Common Stock to be issued in exchange for shares of Home Building Bancorp Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(d) Authority. First Bancorp has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the Board of Directors of First Bancorp, and no other corporate proceedings on the part of First Bancorp are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by First Bancorp and constitutes a valid and binding obligation of First Bancorp, enforceable against First Bancorp in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by First Bancorp do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which First Bancorp or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of First Bancorp or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of First Bancorp or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which First Bancorp or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on First Bancorp.

(f) Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by First Bancorp of this Agreement or the consummation by First Bancorp of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for (i) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities, (ii) filing of the Registration Statement with the SEC and declaration by the SEC of the Registration Statement’s effectiveness under the Securities Act, (iii) the registration or qualification of the shares of First Bancorp Common Stock to be issued in exchange for shares of Home Building Bancorp Common Stock under state securities or “blue sky” laws and (iv) the listing of the shares of First Bancorp Common Stock to be issued in exchange for shares of Home Building Bancorp Common Stock on the Nasdaq Stock Market. As of the date hereof, First Bancorp knows of no reason pertaining to First Bancorp why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g) Securities Filings. First Bancorp has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and other documents that it has been required to file under the Securities Act or the Exchange Act since December 31, 2002 (collectively, “First Bancorp’s Reports”). None of First Bancorp’s Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all of First Bancorp’s Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of First Bancorp included in First Bancorp’s Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(h) Financial Statements. First Bancorp has previously made available to Home Building Bancorp copies of (i) the consolidated balance sheets of First Bancorp and its Subsidiaries as of June 30, 2005 and 2004 and related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the three-year period ended June 30, 2005, together with the notes thereto, accompanied by the audit report of First Bancorp’s independent public auditors, as reported in First Bancorp’s Annual Report on Form 10-KSB for the year ended June 30, 2005 filed with the SEC and (ii) the unaudited consolidated balance sheet of First Bancorp and its Subsidiaries as of December 31, 2005 and the related consolidated statements of income, cash flows and changes in stockholders’ equity for the six months ended December 31, 2005, as reported in First Bancorp’s Quarterly Report on Form 10-QSB for the period ended December 31, 2005 filed with the SEC. Such financial statements were prepared from the books and records of First Bancorp and its Subsidiaries, fairly present the consolidated financial position of First Bancorp and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of First Bancorp and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash flows and footnotes to the extent permitted under applicable regulations. The books and records of First Bancorp and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) Undisclosed Liabilities. Neither First Bancorp nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of First Bancorp as of December 31, 2005 as included in First Bancorp’s Quarterly Report on Form 10-QSB for the period ended December 31, 2005, except for (i) liabilities incurred since December 31, 2005 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on First Bancorp and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.
(j) Absence of Certain Changes or Events. Except as disclosed in First Bancorp’s Reports filed with the SEC prior to the date of this Agreement, since December 31, 2005, (i) First Bancorp and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and (ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on First Bancorp.

(k) Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of First Bancorp, threatened against or affecting First Bancorp or any of its Subsidiaries or any property or asset of First Bancorp or any of its Subsidiaries that (i) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on First Bancorp or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against First Bancorp or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on First Bancorp.

(l) Absence of Regulatory Actions. Since December 31, 2002, neither First Bancorp nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of First Bancorp or its Subsidiaries.

(m) First Bancorp Information. The information regarding First Bancorp and its Subsidiaries to be supplied by First Bancorp for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus (except for such portions thereof that relate only to Home Building Bancorp or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

(n) Tax Treatment of the Merger. First Bancorp has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

(o) Availability of Funds. First Bancorp has and will have available to it at the Effective Time, sources of capital sufficient to pay the aggregate Cash Consideration and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby.

ARTICLE IV
CONDUCT PENDING THE MERGER

4.1 Forbearances by Home Building Bancorp. Except as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Effective Time, Home Building Bancorp shall not, nor shall Home Building Bancorp permit any of its Subsidiaries to, without the prior written consent of First Bancorp, which consent shall not be unreasonably withheld:

(a) conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)  (i) incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) advances from the Federal Home Loan Bank of Indianapolis with a maturity of not more than one year;

(ii) prepay any indebtedness or other similar arrangements so as to cause Home Building Bancorp to incur any prepayment penalty thereunder;

(c)  (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend or any other distribution on its capital stock, except for regular quarterly cash dividends at a rate not in excess of $0.115 per share of Home Building Bancorp Common Stock and dividends paid by any of Home Building Bancorp’s Subsidiaries for the purpose of enabling Home Building Bancorp to pay such dividends;

(iii)  grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(iv)  issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock except pursuant to the exercise of stock options outstanding as of the date hereof; or

(v) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock;

(d)  sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

(e)  except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(f) enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $10,000 per annum and other than contracts or agreements covered by Section 4.1(g);

(g) make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed an aggregate of $400,000 with respect to any individual borrower, or (ii) loans or advances as to which Home Building Bancorp has a binding obligation to make such loans or advances as of the date hereof;

(h) except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of Home Building Bancorp or Home Building Savings, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

(i)  (i) increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect, or pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

(ii) become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or director;

(iii) voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or

(iv) elect to any senior executive office any person who is not a member of its senior executive officer team as of the date of this Agreement or elect to its Board of Directors any person who is not a member of its Board of Directors as of the date of this Agreement, or hire any employee with annual compensation in excess of $30,000;

(j)  settle any claim, action or proceeding involving payment by it of money damages in excess of $20,000 or impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k)  amend its articles of incorporation or bylaws, or similar governing documents;

(l) restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

(m) make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than one year;

(n) make any capital expenditures other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

(o) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p)  take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(q)  implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(r) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(s)  agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 4.1.

Any request by Home Building Bancorp or response thereto by First Bancorp shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2 Forbearances by First Bancorp. Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, First Bancorp shall not, nor shall First Bancorp permit any of its Subsidiaries to, without the prior written consent of Home Building Bancorp, which shall not unreasonably be withheld:

(a) take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(c) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(d) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.2.

ARTICLE V
COVENANTS

5.1 Acquisition Proposals.

(a) Except as permitted by this Agreement, Home Building Bancorp shall not, and shall not authorize or permit any of its Subsidiaries or any of its Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by Home Building Bancorp or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than First Bancorp), regarding an Acquisition Proposal or (iii) enter into or consummate any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of Home Building Bancorp or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by Home Building Bancorp or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by Home Building Bancorp. Notwithstanding the foregoing, Home Building Bancorp may, in response to a Superior Proposal that has not been withdrawn and that did not otherwise result from a breach of this Section 5.1, (x) furnish non-public information with respect to Home Building Bancorp to the person who made such Superior Proposal pursuant to a confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between Home Building Bancorp and First Bancorp dated January 26, 2006 and (y) participate in discussions or negotiations with such person regarding such Superior Proposal, if and so long as Home Building Bancorp’s Board of Directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel, that failing to take such action would constitute a breach of its fiduciary duties under applicable law.

(b) Home Building Bancorp will notify First Bancorp immediately orally (within one day) and in writing (within three days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to First Bancorp any written materials received by Home Building Bancorp or any of its Subsidiaries in connection therewith. Home Building Bancorp will keep First Bancorp informed of any developments with respect to any such Acquisition Proposal, request or inquiry immediately upon the occurrence thereof.

(c) Home Building Bancorp will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing. Home Building Bancorp will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence of Section 5.1(a) of the obligations undertaken in this Section 5.1. Home Building Bancorp will promptly request each person (other than First Bancorp) that has executed a confidentiality agreement in the 12 months prior to the date hereof in connection with its consideration of a business combination with Home Building Bancorp or any of its Subsidiaries to return or destroy all confidential information previously furnished to such person by or on behalf of Home Building Bancorp or any of its Subsidiaries. Home Building Bancorp shall not release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it or any of its Subsidiaries is a party.

5.2 Advice of Changes. Prior to the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3 Access and Information.

(a) Upon reasonable notice, Home Building Bancorp shall (and shall cause Home Building Bancorp’s Subsidiaries to) afford First Bancorp and its representatives (including, without limitation, directors, officers and employees of First Bancorp and its affiliates and counsel, accountants and other professionals retained by First Bancorp) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), contracts, properties, personnel and to such other information relating to Home Building Bancorp and Home Building Bancorp’s Subsidiaries as First Bancorp may reasonably request; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by Home Building Bancorp in this Agreement.

(b) From the date hereof until the Effective Time, Home Building Bancorp shall, and shall cause Home Building Bancorp’s Subsidiaries to, promptly provide First Bancorp with (i) a copy of each report filed with federal or state banking regulators, (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as First Bancorp may reasonably request. Notwithstanding the foregoing, neither Home Building Bancorp nor its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of such entity’s customers, jeopardize the attorney-client privilege of the entity in possession or control of such information, or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(c) First Bancorp will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of applicable law, First Bancorp will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.3 unless such information (i) was already known to First Bancorp or an affiliate of First Bancorp, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to First Bancorp or an affiliate of First Bancorp from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of Home Building Bancorp or (iv) is or becomes readily ascertainable from published information or trade sources.

(d) From and after the date hereof, representatives of First Bancorp and Home Building Bancorp shall meet on a regular basis to discuss and plan for the conversion of Home Building Bancorp’s and its Subsidiaries’ data processing and related electronic informational systems to those used by First Bancorp and its Subsidiaries with the goal of conducting such conversion simultaneously with the consummation of the Bank Merger.

(e) Home Building Bancorp shall give notice, and shall cause Home Building Savings to give notice, to a designee of First Bancorp, and shall invite such person to attend all regular and special meetings of the Board of Directors of Home Building Bancorp and Home Building Savings and all regular and special meetings of any senior management committee (including but not limited to the executive committee and the loan and discount committee of Home Building Savings) of Home Building Bancorp or Home Building Savings. Such designees shall have no right to vote and shall not attend sessions of board and committees during which there is being discussed (i) matters involving this Agreement, (ii) information or material that Home Building Bancorp or Home Building Savings is required or obligated to maintain as confidential under applicable laws or regulations or policies or procedures of Home Building Bancorp or Home Building Savings, or (iii) pending or threatened litigation or investigations if, in the opinion of counsel to Home Building Bancorp, the presence of such designees would or might adversely affect the confidential nature of or any privilege relating to the matters being discussed.

5.4 Applications; Consents.

(a) The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. Home Building Bancorp and First Bancorp shall furnish each other with all information concerning themselves, their respective subsidiaries, and their and their respective subsidiaries’ directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of First Bancorp, Home Building Bancorp or any of their respective subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger. First Bancorp and Home Building Bancorp shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to First Bancorp and Home Building Bancorp, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b) As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective subsidiaries to, use its best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger.

5.5 Antitakeover Provisions. Home Building Bancorp and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt First Bancorp, First Federal, the Agreement, the Plan of Bank Merger and the Merger from any provisions of an antitakeover nature in Home Building Bancorp’s or its Subsidiaries’ articles of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state antitakeover laws.

5.6 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7 Publicity. The initial press release announcing this Agreement shall be a joint press release and thereafter Home Building Bancorp and First Bancorp shall consult with each other prior to issuing any press releases or otherwise making public statements (including any written communications to shareholders) with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

5.8 Shareholder Meeting. Home Building Bancorp will submit to its shareholders this Agreement and any other matters required to be approved or adopted by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Home Building Bancorp will take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders (the “Shareholder Meeting”) as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. Home Building Bancorp’s Board of Directors will use all reasonable best efforts to obtain from Home Building Bancorp’s shareholders a vote approving this Agreement. Except as provided in this Agreement, (i) Home Building Bancorp’s Board of Directors shall recommend to Home Building Bancorp’s shareholders approval of this Agreement, (ii) the Proxy Statement-Prospectus shall include a statement to the effect that Home Building Bancorp’s Board of Directors has recommended that Home Building Bancorp’s shareholders vote in favor of the approval of this Agreement and (iii) neither Home Building Bancorp’s Board of Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of Home Building Bancorp’s Board of Directors that Home Building Bancorp’s shareholders vote in favor of approval of this Agreement or make any statement in connection with the Shareholder Meeting inconsistent with such recommendation (collectively, a “Change in Recommendation”). Notwithstanding the foregoing, if (x) Home Building Bancorp has complied in all material respects with its obligations under Section 5.1, (y) Home Building Bancorp (1) has received an unsolicited bona fide written Acquisition Proposal from a third party that Home Building Bancorp’s Board of Directors concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments that may be offered by First Bancorp pursuant to clause (3) below, (2) has notified First Bancorp, at least five business days in advance, of it is intention to effect a Change in Recommendation, specifying the material terms and conditions of any such Superior Proposal and furnishing to First Bancorp a copy of the relevant proposed transaction documents, if such exist, with the person making such Superior Proposal and (3) during the period of not less than five business days following Home Building Bancorp’s delivery of the notice referred to in clause (2) above and prior to effecting such Change in Recommendation, has negotiated, and has used reasonable best efforts to cause its financial and legal advisors to negotiate, with First Bancorp in good faith (to the extent that First Bancorp desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (z) Home Building Bancorp’s Board of Directors, after consultation with and based on the advice of counsel, determines in good faith that it would result in a violation of its fiduciary duties under applicable law to recommend this Agreement, then in submitting the Agreement to shareholders at the Shareholder Meeting it may submit the Agreement without recommendation, or following submission of the Agreement to shareholders it may withdraw, amend or modify its recommendation, in which case the Board of Directors may communicate the basis for its lack of a recommendation, or the withdrawal, amendment or modification of its recommendation, to the shareholders in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto to the extent required by law.

5.9 Registration of First Bancorp Common Stock.

(a)  As promptly as reasonably practicable following the date hereof, First Bancorp shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of First Bancorp Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”). The Registration Statement shall contain proxy materials relating to the matters to be submitted to the Home Building Bancorp shareholders at the Shareholders Meeting, which shall also constitute the prospectus relating to the shares of First Bancorp Common Stock to be issued in the Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement-Prospectus”). Home Building Bancorp will furnish to First Bancorp the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with First Bancorp and approve the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. First Bancorp shall use reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Home Building Bancorp will use reasonable best efforts to cause the Proxy Statement-Prospectus to be mailed to Home Building Bancorp’s shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. First Bancorp will advise Home Building Bancorp, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the First Bancorp Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement-Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to First Bancorp or Home Building Bancorp, or any of their respective affiliates, officers or directors, should be discovered by First Bancorp or Home Building Bancorp which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by First Bancorp with the SEC and disseminated by Home Building Bancorp to the shareholders of Home Building Bancorp.

(b) First Bancorp shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of Home Building Bancorp and First Bancorp shall furnish all information concerning it and the holders of Home Building Bancorp Common Stock as may be reasonably requested in connection with any such action.

(c) Prior to the Effective Time, First Bancorp shall notify The Nasdaq Stock Market of the additional shares of First Bancorp Common Stock to be issued by First Bancorp in exchange for the shares of Home Building Bancorp Common Stock.

5.10 Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of Home Building Bancorp and First Bancorp shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11 Employee Benefit Matters.

(a) First Bancorp intends to offer employment beginning as of the Effective Time to all employees of Home Building Savings. All persons who are employees of Home Building Savings immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time, become employees of First Federal; provided, however, that in no event shall any of Home Building Savings’s employees be officers of First Federal, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of First Federal. Except for those persons who enter into an employment agreement with First Federal, all of the Continuing Employees shall be employed at the will of First Federal and no contractual right to employment shall inure to such employees because of this Agreement.

(b) Each Continuing Employee shall be treated as a new employee of First Bancorp for purposes of First Bancorp’s 401(k) plan and employee stock ownership plan; provided, however, that with respect to such plans Continuing Employees will receive credit for service with Home Building Bancorp for purposes of vesting and determination of eligibility to participate, but not for accrual of benefits. As of the Effective Time, First Bancorp shall make available employer-provided health and other employee welfare benefit plans to each Continuing Employee on the same basis as it provides such coverage to First Bancorp employees except that any pre-existing condition, eligibility waiting period or other limitations or exclusions otherwise applicable under such plans to new employees shall not apply to a Continuing Employee or their covered dependents who were covered under a similar Home Building Bancorp plan at the Effective Time of the Merger.

(c) Home Building Bancorp shall withdraw from and terminate its participation in the multiple-employer pension plan known as the “Financial Institutions Retirement Fund” in which Home Building Bancorp has participated and to which it has made contributions (“FIRF”), effective July 1, 2006, and shall notify the Pension Benefit Guarantee Corporation and all other required parties of such withdrawal in accordance with the requirements of Section 4041 of ERISA and the FIRF. Home Building Bancorp further agrees to take all other actions requested by First Bancorp or required under ERISA or under the FIRF in connection with such withdrawal, including, but not limited to, satisfying any related liability as required under Section 4064 of ERISA. Home Building Bancorp shall also take such action to terminate its 401(k) plan not later than immediately prior to the Closing Date.

(d) Notwithstanding anything to the contrary contained herein, Home Building Bancorp may pay cash bonuses to employees of Home Building Bancorp and its Subsidiaries who are selected by the Board of Directors of Home Building Bancorp with the prior approval of First Bancorp in order to help retain key employees through the Effective Time, provided that the aggregate amount of such bonuses shall not exceed $25,000.

(e) First Bancorp will offer employment contracts to Tom Miles, Kim R. Murray and Debra K. Shields in substantially the form attached hereto as Exhibit D.

5.12 Indemnification.

(a) From and after the Effective Time through the sixth anniversary of the Effective Time, First Bancorp agrees to indemnify and hold harmless each present and former director and officer of Home Building Bancorp and its Subsidiaries and each officer or employee of Home Building Bancorp and its Subsidiaries that is serving or has served as a director or officer of another entity expressly at Home Building Bancorp’s request or direction (each, an “Indemnified Party”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, as they are from time to time incurred, in each case to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to Home Building Bancorp’s articles of incorporation and bylaws as in effect on the date of this Agreement and to the fullest extent permitted by law.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify First Bancorp thereof, but the failure to so notify shall not relieve First Bancorp of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice First Bancorp.

(c) First Bancorp shall use its reasonable best efforts to maintain Home Building Bancorp’s existing directors’ and officers’ liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by Home Building Bancorp’s existing policy, including First Bancorp’s existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of three years after the Effective Time; provided, however, that in no event shall First Bancorp be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 5.12(c), an amount per annum in excess of 150% of the amount of the annual premiums paid by Home Building Bancorp as of the date hereof for such insurance (“Maximum Insurance Amount”); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, First Bancorp shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

(d) In the event First Bancorp or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of First Bancorp assume the obligations set forth in this Section 5.12.

(e) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

5.13 Affiliate Letters. Home Building Bancorp shall use its best efforts to cause each director, executive officer and other person who is an “affiliate” of Home Building Bancorp under Rule 145 of the Securities Act to deliver to First Bancorp as soon as practicable and prior to the mailing of the Proxy Statement-Prospectus executed letter agreements, each substantially in the form attached hereto as Exhibit E, providing that such person will comply with Rule 145.

5.14 Board of Directors; Advisory Board.

(a) First Bancorp shall take all action necessary to appoint one member of Home Building Bancorp’s Board of Directors, selected by First Bancorp after consultation with Home Building Bancorp, to First Bancorp’s and First Federal’s Boards of Directors, effective immediately following the Effective Time.

(b) For a period of two years from the Effective Time or such longer time as First Bancorp in its sole discretion shall determine, First Bancorp shall maintain an advisory board for the purpose of advising First Bancorp on its operations in area served by Home Building Savings’ offices and generating additional business contacts for First Bancorp in such area. Such advisory board will meet no less frequently than monthly. Each director of Home Building Bancorp as of the Effective Time shall be invited to serve on the advisory board. Each advisory director, other than any advisory director who also serves on the Board of Directors of First Bancorp, shall be paid $200 per meeting attended.

5.15 Operations of Home Building Savings after the Merger. Immediately following the Bank Merger and for such period of time as First Bancorp in its sole discretion shall determine, First Bancorp will operate the former offices of Home Building Savings as branch offices of First Federal with the name Home Building Savings Bank.

5.16 Environmental Reports. Home Building Bancorp shall cooperate with an environmental consulting firm designated by First Bancorp that is reasonably acceptable to Home Building Bancorp (the “Environmental Consultant”) in connection with the conduct by the Environmental Consultant of a Phase I and/or II Environmental Site Assessment or other environmental investigation on all real property owned or leased by Home Building Bancorp or its Subsidiaries as of the date of this Agreement (the “Home Building Bancorp Property”). If First Bancorp reasonably determines that further investigatory procedures are required as to any Home Building Bancorp Property on the basis of the review of the report of the initial investigation with respect to such Home Building Bancorp Property prepared by the Environmental Consultant, and should First Bancorp order the Environmental Consultant to perform such further investigatory procedures, Home Building Bancorp shall cooperate with such further investigatory procedures. First Bancorp shall furnish true and complete copies of any reports of the Environmental Consultant that it receives with respect to any Home Building Bancorp Property. Home Building Bancorp shall not, and shall cause its Subsidiaries not to, without the written consent of First Bancorp, knowingly take any action or execute any instruments that would affect the status of any of its properties under environmental laws or its rights or duties under such laws.

ARTICLE VI
CONDITIONS TO CONSUMMATION

6.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved by the requisite vote of Home Building Bancorp’s shareholders in accordance with applicable laws and regulations.

(b) Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired; provided, however, that none of such approvals, consents or waivers shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to First Bancorp of the transactions contemplated hereby that, had such condition or requirement been known, First Bancorp would not, in its reasonable judgment, have entered into this Agreement.

(c) No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Bank Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger or the Bank Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(d) Third Party Consents. First Bancorp and Home Building Bancorp shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on First Bancorp (after giving effect to the consummation of the transactions contemplated hereby).

(e) Tax Opinions. First Bancorp and Home Building Bancorp shall have received opinions of Muldoon Murphy & Aguggia LLP and Krieg DeVault LLP, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Home Building Bancorp and First Bancorp, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) First Bancorp and Home Building Bancorp will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of First Bancorp, Home Building Bancorp and others.

(f) Registration Statement; Blue Sky Laws. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and First Bancorp shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

(g) Nasdaq Listing. To the extent required, the shares of First Bancorp Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

6.2 Conditions to the Obligations of First Bancorp. The obligations of First Bancorp to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by First Bancorp:

(a) Home Building Bancorp’s Representations and Warranties. Each of the representations and warranties of Home Building Bancorp contained in this Agreement and in any certificate or other writing delivered by Home Building Bancorp pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of Home Building Bancorp’s Obligations. Home Building Bancorp shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. First Bancorp shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Home Building Bancorp to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

6.3 Conditions to the Obligations of Home Building Bancorp. The obligations of Home Building Bancorp to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Home Building Bancorp:

(a) First Bancorp’s Representations and Warranties. Each of the representations and warranties of First Bancorp contained in this Agreement and in any certificate or other writing delivered by First Bancorp pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of First Bancorp’s Obligations. First Bancorp shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Home Building Bancorp shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of First Bancorp to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

ARTICLE VII
TERMINATION

7.1 Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite shareholder approval:

(a) by the mutual written consent of First Bancorp and Home Building Bancorp; or

(b) by either First Bancorp or Home Building Bancorp, in the event of the failure of Home Building Bancorp’s shareholders to approve the Agreement at the Shareholder Meeting; provided, however, that Home Building Bancorp shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8; or

(c) by either First Bancorp or Home Building Bancorp, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied or (ii) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d) by either First Bancorp or Home Building Bancorp, in the event that the Merger is not consummated by December 31, 2006, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

(e) by either First Bancorp or Home Building Bancorp (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representations or warranty; or

(f) by First Bancorp, (i) if Home Building Bancorp shall have materially breached its obligations under Section 5.1 or Section 5.8 or (ii) if the Home Building Bancorp’s Board of Directors does not publicly recommend in the Proxy Statement-Prospectus that shareholders approve and adopt this Agreement or if, after recommending in the Proxy Statement-Prospectus that shareholders approve and adopt this Agreement, the Board of Directors of Home Building Bancorp withdraws, qualifies or revises such recommendation or takes any action in any respect materially adverse to First Bancorp; or

(g) by Home Building Bancorp, at any time during the five-day period commencing with the last day of the Measurement Period, if both of the following conditions are satisfied:

(i) The First Bancorp Price shall be less than $16.80; and

(ii) The number obtained by dividing the First Bancorp Price by $21.00 (the “First Bancorp Ratio”) shall be less than the number obtained by dividing (x) the average closing index value of the America’s Community Bankers NASDAQ Index during the Measurement Period by (y) the closing index value of the America’s Community Bankers NASDAQ Index on the date of the first public announcement of entry into this Agreement and subtracting 0.20 from such quotient (such number being referred to herein as the “Index Ratio”);

subject, however, to the following four sentences. If Home Building Bancorp elects to exercise its termination right pursuant to this Section, it shall give written notice to First Bancorp (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, First Bancorp shall have the option to increase the consideration to be received by the holders of Home Building Bancorp Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest ten-thousandth) to equal the lesser of (x) a number (rounded to the nearest ten-thousandth) obtained by dividing (A) the product of $16.80 and the Exchange Ratio (as then in effect) by (B) the First Bancorp Price and (y) a number (rounded to the nearest ten-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the First Bancorp Ratio. If First Bancorp so elects within such five-day period, it shall give prompt written notice to Home Building Bancorp of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified). If, as result of the revision of the Exchange Ratio, First Bancorp would be required to issue more than 310,000 shares of First Bancorp Common Stock, First Bancorp may decrease the number of shares of Home Building Bancorp Common Stock that will be converted into the Stock Consideration and increase the number of shares of Home Building Bancorp Common Stock that will be converted into the Cash Consideration so that the aggregate number of shares of First Bancorp Common Stock that will be issued in connection with the Merger does not exceed 310,000; or

(h) by First Bancorp, if, on the basis of one or more Phase II Environmental Site Assessment Reports of the Environmental Consultant, First Bancorp reasonably determines that (A) the aggregate costs of taking all remedial and corrective actions and measures (1) required by applicable law, or (2) recommended by such report(s), in the aggregate (including the aggregate costs of the taking of further investigative procedures and the obtaining of the Phase II Environmental Site Assessment Report(s)), would exceed the sum of $150,000, or (B) that the sum of such costs identified in clause (A) cannot be reasonably estimated with any degree of certainty but could reasonably be expected to exceed the sum of $150,000 in the aggregate; provided, however, that First Bancorp may not exercise this termination right after June 30, 2006.

7.2 Termination Fee.

(a) Home Building Bancorp shall pay to First Bancorp a fee of $500,000 (the “Fee”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated by First Bancorp pursuant to Section 7.1(f), then Home Building Bancorp shall pay the Fee on the second business day following such termination; and

(ii)  if this Agreement is terminated by (A) either party pursuant to Section 7.1(b) or (B) by First Bancorp pursuant to Section 7.1(e) because of Home Building Bancorp’s willful breach of any representation, warranty, covenant or agreement under this Agreement, and in any such case an Acquisition Proposal with respect to Home Building Bancorp shall have been publicly announced or otherwise communicated or made known to Home Building Bancorp’s Board of Directors (or any person shall have publicly announced, communicated or made known an intention to make an Acquisition Proposal) at any time after the date of this Agreement and on or prior to the date of the Shareholders Meeting, in the case of clause (A), or the date of termination, in the case of clause (B), then Home Building Bancorp shall pay (x) one third of the Fee to First Bancorp on the second business day following such termination and (y) if within 12 months after such termination Home Building Bancorp enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, then Home Building Bancorp shall pay the remainder of the Fee on the date of such execution or consummation.

(b) Any amount that becomes payable pursuant to Section 7.2(a) shall be paid by wire transfer of immediately available funds to an account designated by First Bancorp in writing to Home Building Bancorp.

(c) Home Building Bancorp acknowledges that the agreement contained in Section 7.2(a) is an integral part of the transactions contemplated by this Agreement, that without such agreement by Home Building Bancorp, First Bancorp would not have entered into this Agreement and that such amounts do not constitute a penalty. If Home Building Bancorp fails to pay the amounts due under Section 7.2(a) with the time periods specified, Home Building Bancorp shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by First Bancorp in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(d) Notwithstanding anything to the contrary contained herein, Home Building Bancorp shall be obligated, subject to the terms of this Section 7.2, to pay only one Fee.

7.3 Effect of Termination. In the event of termination of this Agreement by either First Bancorp or Home Building Bancorp as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2 and 8.6, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

ARTICLE VIII
CERTAIN OTHER MATTERS

8.1 Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2 Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the shareholders of Home Building Bancorp, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of Home Building Bancorp Common Stock or that would contravene any provision of the IBCL, or the federal banking laws, rules and regulations.

8.4 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.5 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Indiana, without regard to conflicts of laws principles (except to the extent that mandatory provisions of federal law are applicable).

8.6 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7 Notices. All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice (in accordance with this provision) to the other party hereto.

If to First Bancorp, to:

Michael H. Head
President and Chief Executive Officer
5001 Davis Lant Drive
Evansville, Indiana 47715
Facsimile: (812) 492-8642

With copies to:

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016
Facsimile: (202) 966-9409
Attention: Aaron M. Kaslow, Esq.

If to Home Building Bancorp, to:

John B. Graham
President and Chief Executive Officer
200 East Van Trees Street
                        Washington,Indiana 47501
                        Facsimile: (812) 254-2619

With copies to:

                        Krieg DeVault LLP
            One Indiana Square
            Suite 2800
            Indianapolis, Indiana 46204
            Facsimile: (317) 636-1507
            Attention: John W. Tanselle, Esq.

8.8 Entire Agreement; etc.  This Agreement, together with the Exhibits and the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

8.9 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

8.10 Specific Performance. Each of the parties hereto acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to temporary or permanent injunction or injunctions to prevent breaches of such performance and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

First Bancorp of Indiana, Inc.

By:	/s/ Michael H. Head

Michael H. Head President and Chief Executive Officer

Home Building Bancorp, Inc.

By:	/s/ John B. Graham

John B. Graham President and Chief Executive Officer

EXHIBIT B

PLAN OF MERGER

The following constitutes a Plan of Merger within the meaning of the Indiana Business Corporation Law (Indiana Code 23-1-40-1) (“IBCL”):

1. The names of each corporation planning to merge (the “Merger”) are:

First Bancorp of Indiana, Inc., an Indiana corporation (the “Surviving Corporation”); and

Home Building Bancorp, Inc., an Indiana corporation (the “Merging Corporation”).

2. The corporation surviving the Merger is First Bancorp of Indiana, Inc., the name of which is not changed pursuant to this Plan of Merger.

3. At the time of filing with the Indiana Secretary of State of appropriate Articles of Merger with respect to the Merger or at such later time as shall be specified by such Articles of Merger (the “Effective Time”), each of the shares of common stock, par value $0.01 per share, of the Merging Corporation (“Merging Corporation Stock”) that shall then be issued and outstanding (other than shares that are held by any holder of Merging Corporation Stock who has timely given notice of such holder’s intent to exercise dissenters’ rights under the IBCL with respect to such shares in strict compliance with the IBCL, hereafter referred to as “Dissenting Shares”) shall be converted into, at the election of the holder as provided in and subject to the limitations set forth in the Agreement and Plan of Merger between the Surviving Corporation and the Merging Corporation dated April 25, 2006, the right to receive either (i) $43.50 in cash, without interest, or (ii) [_______] [here insert the Exchange Ratio pursuant to Section 2.05(a) of the Agreement and Plan of Merger] shares of common stock, par value $0.01, of the Surviving Corporation (“Surviving Corporation Stock”). Holders of Dissenting Shares shall be entitled to the rights provided by the IBCL.

4. The shares of Surviving Corporation Stock issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of Surviving Corporation Stock.

5. The Articles of Incorporation and the Bylaws of the Surviving Corporation (each as amended immediately prior to the effective time of the merger) shall not change as a result of the Merger.

6. No fractional shares of the Surviving Corporation Stock shall be issued in the Merger and, in lieu thereof, holders of shares of Merging Corporation Stock who would otherwise be entitled to a fraction of a share of Surviving Corporation Stock shall be paid an amount in cash equal to the product of multiplying such fractional share by $_________. [Here insert the amount required by Section 2.05(b) of the Agreement and Plan of Merger.]

Annex B

Renninger & Associates, LLC	Michael A. Renninger, Principal
Mergers & Acquisitions / Financial Consultants	12076 Bayhill Drive, Carmel, IN 46033 (317) 695-7939 Fax: (317) 818-1235 Email: mrenninger@renningerllc.com

April 25, 2006

Board of Directors
Home Building Bancorp, Inc.
200 East Van Trees Street
Washington, IN 47501

Dear Board Members:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Home Building Bancorp, Inc. (“HBBI” or the “Company”), of the Agreement and Plan of Reorganization as defined below, in the proposed merger between HBBI and First Bancorp of Indiana, Inc. (“FBEI”).

Pursuant to the Agreement and Plan of Reorganization dated April 25, 2006 (the “Merger Agreement”), HBBI stockholders are entitled to receive in exchange for each share held, and at their election, consideration consisting of either:

1.	$43.50 in cash without interest;

2.
Shares of FBEI common stock and cash instead of fractional shares. The number of shares of FBEI common stock into which each HBBI share will be exchanged will be based on the price of FBEI common stock over a measurement period prior to the closing. If the average closing price of FBEI common stock during the measurement period is between $18.90 and $23.10, HBBI stockholders will receive shares equal to $43.50 divided by FBEI common stock’s average closing price. If FBEI common stock’s average closing price is $18.90 or less, then the exchange ratio will be fixed at 2.3016 shares of FBEI common stock for each share of HBBI held. If FBEI common stock’s average closing price is $23.10 or more, then the exchange ratio will be fixed at 1.8831 shares of FBEI common stock for each share of HBBI held. Further protection has been provided to HBBI shareholders in the event FBEI common stock’s average closing price is $16.80 or lower and significantly underperforms comparable bank indices; or

3.	A combination of both cash and FBEI common stock, within certain limitations. One important limitation is that no more than 310,000 FBEI common shares will be issued in the transaction.

Upon completion of the proposed transaction, HBBI will be merged into FBEI, with FBEI being the surviving entity.

Board of Directors
April 25, 2006

Renninger & Associates, LLC (“Renninger”) is a recognized specialist in the area of bank and thrift mergers and acquisition, branch acquisition and divestiture, stock valuation, capital management, and other financial advisory services. We are familiar with Indiana financial institutions and are knowledgeable of the banking industry as a whole. We do not have an ownership interest in HBBI or FBEI.

In connection with our opinion, we, among other things:

1.
Reviewed and analyzed the historical performance of HBBI and its wholly-owned subsidiary, Home Building Savings Bank, FSB (the "Bank"), contained in HBBI’s audited Annual Reports and financial statements dated September 30, 2003, 2004 and 2005, and the Bank’s December 31, 2005 Thrift Financial Report. We reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio, premises and other fixed assets and other performance ratios and statistics, prepared financial projections, reviewed HBBI’s historical common stock trading activity and dividend payments, and performed other financial studies and analyses as we deemed appropriate;

2.
Discussed with you the future prospects of the Company and its strategic alternatives, including potential sale. We considered data for certain publicly-held bank and thrift holding companies and considered the financial terms of certain other comparable bank and thrift transactions in Indiana and contiguous states that had recently been affected;

3.
Reviewed and analyzed the historical performance of FBEI and its wholly-owned subsidiary, First Federal Savings Bank, including the June 30, 2003, 2004 and 2005 audited annual reports, Forms 10-QSB for the quarters ending September 30, 2005 and December 31, 2005 and general ledger data as of March 31, 2006. We reviewed the Allowance for Loan and Lease Loss analysis reports for FBEI as of March 31, 2006, the minutes of the meetings of the Board of Directors for 2004 and through February, 2006, FBEI’s historical common stock trading activity and dividend payments, and performed other financial studies and analyses as we deemed appropriate;

4.	Reviewed the Merger Agreement.

In review of the aforementioned information, we took into account our experience in similar transactions, our assessment of the general market and banking industry conditions and economic and other relevant considerations as they exist and can be evaluated on the date hereof.

Board of Directors
April 25, 2006

For purposes of this opinion, we did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts were prepared based on assumptions believed to be reasonable and to reflect currently available information. We did not make an independent evaluation or appraisal of the assets of HBBI or FBEI. We relied on the assurances of management of the Company and FBEI that they are not aware of any facts that would make such information inaccurate or misleading. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated.

We assumed that all required regulatory approvals will be received in a timely fashion and without any conditions or restrictions that could adversely affect the Merger or the contemplated benefits of the Merger to the Company.

Consistent with our engagement letter with you, we have acted as financial advisor to the Company in connection with the Merger and will receive a fee for such services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement by the Company in connection with the Merger.

The Fairness Opinion is directed only to the question of whether the consideration to be received by HBBI’s stockholders under the Merger Agreement is fair and equitable from a financial perspective and does not constitute a recommendation to any HBBI shareholder to vote in favor of the Merger.

Based on the foregoing and such other matters we considered relevant, it is our opinion that as of the date hereof, the consideration to be received by HBBI stockholders in the Merger is fair, from a financial point of view.

Very truly yours,

/s/ Renninger & Associates, LLC
Renninger & Associates, LLC

Annex C

INDIANA CODE 23-1-44
DISSENTERS RIGHTS

23-1-44-1. “Corporation” defined. - As used in this chapter, “corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

23-1-44-2.  “Dissenter” defined. - As used in this chapter, “dissenter” means a shareholder who is entitled to dissent from corporate action under section 8 of this chapter and who exercises that right when and in the manner required by sections 10 through 18 of this chapter.

23-1-44-3.  “Fair Value” defined. - As used in this chapter, “fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

23-1-44-4.  “Interest” defined. - As used in this chapter, “interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

23-1-44-5.  “Record Shareholder” defined. - As used in this chapter, “record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.

23-1-44-6.  “Beneficial Shareholder” defined. - As used in this chapter, “beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

23-1-44-7.  “Shareholder” defined. - As used in this chapter, “shareholder” means the record shareholder or the beneficial shareholder.

23-1-44-8.  Right to dissent and obtain payment for shares. - (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party if:

(A) Shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

(B)  The shareholder is entitled to vote on the merger.

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

(4) The approval of a control share acquisition under IC 23-1-42.

(5)  Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b)  This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were:

(1) Registered on a United States securities exchange registered under the Exchange Act (as defined in IC 23-1-43-9); or

(2)  Traded on the National Association of Securities Dealers, Inc. Automated Quotations System Over-the-Counter Markets -- National Market Issues or a similar market.

(c)	A shareholder:

    (1)  Who is entitled to dissent and obtain payment for the shareholder’s shares under this chapter; or

(2)  Who would be so entitled to dissent and obtain payment but for the provisions of subsection (b);

may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder’s entitlement.

23-1-44-9.  Dissenters’ rights of beneficial shareholder. - (a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on the shareholder’s behalf only if:

(1) The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) The beneficial shareholder does so with respect to all the beneficial shareholder’s shares or those shares over which the beneficial shareholder has power to direct the vote.

23-1-44-10.  Proposed action creating dissenters’ rights; notice. - (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter.

(b)  If corporate action creating dissenters’ rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in section 12 of this chapter.

23-1-44-11.  Proposed action creating dissenters’ rights; assertion of dissenters’ rights. -
(a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(1)  Must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and

(2)  Must not vote the shareholder’s shares in favor of the proposed action.

(b)  A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter.

23-1-44-12. Dissenters’ notice; contents. - (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 11 of this chapter.

(b)  The dissenters’ notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters’ notice must:

(1)  State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)  Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)  Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(4)  Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and

(5)  Be accompanied by a copy of this chapter.

23-1-44- 13.  Demand for payment and deposit of shares by shareholder. - (a) A shareholder sent a dissenters’ notice described in IC 23-1-42-11 or in section 12 of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice under section 12(b)(3) of this chapter, and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b)  The shareholder who demands payment and deposits the shareholder’s shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c)  A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter and is considered, for purposes of this article, to have voted the shareholder’s shares in favor of the proposed corporate action.

23-1-44-14.  Uncertificated shares; restriction on transfer; dissenters’ rights. - (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 of this chapter.

(b)  The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

23-1-44-15.  Payment to dissenter. - (a) Except as provided in section 17 of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 of this chapter the amount the corporation estimates to be the fair value of the dissenter’s shares.

(b)  The payment must be accompanied by:

(1)  The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)  A statement of the corporation’s estimate of the fair value of the shares; and

(3) A statement of the dissenter’s right to demand payment under section 18 of this chapter.

23-1-44-16.  Failure to take action; return of certificates; new action by corporation. - (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)  If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under section 12 of this chapter and repeat the payment demand procedure.

23-1-44-17.  Withholding payment by corporation; corporation’s estimate of fair value; after-acquired shares. - (a) A corporation may elect to withhold payment required by section 15 of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b)  To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter’s right to demand payment under section 18 of this chapter.

23-1-44-18. Dissenters’ estimate of fair value; demand for payment; waiver. - (a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and demand payment of the dissenter’s estimate (less any payment under section 15 of this chapter), or reject the corporation’s offer under section 17 of this chapter and demand payment of the fair value of the dissenter’s shares, if:

(1)  The dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter’s shares;

(2)  The corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

(3)  The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b)  A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter’s shares.

23-1-44-19.  Court proceeding to determine fair value; judicial appraisal. - (a) If a demand for payment under IC 23-1-42-11 or under section 18 of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)  The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation’s principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c)  The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d)  The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e)  Each dissenter made a party to the proceeding is entitled to judgment:

(1)  For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(2)  For the fair value, plus accrued interest, of the dissenter’s after- acquired shares for which the corporation elected to withhold payment under section 17 of this chapter.

23-1-44-20.  Costs; fees; attorney fees. - (a) The court in an appraisal proceeding commenced under section 19 of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

(b)  The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1)  Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 of this chapter; or

(2)  Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c)  If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

  ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Article VII of First Bancorp of Indiana, Inc.’s Articles of Incorporation provides as follows:

“Section 7.01. General Provisions. The corporation shall, to the fullest extent to which it is empowered to do so by the Indiana Business Corporation Act or any other applicable laws, as from time to time in effect, indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, by reason of the fact that he is or was a director, officer or employee of the corporation, or who, while serving as such director, officer or employee of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, whether for profit or not, against expenses (including attorneys’ fees), judgments, settlements, penalties and fines (including excise taxes assessed with respect to employee benefit plans) actually or reasonably incurred by him in accordance with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed, in the case of conduct in his official capacity, was in the best interest of the corporation, and in all other cases, was not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he either had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not meet the prescribed standard of conduct.

Section 7.02. Indemnification Authorized. To the extent that a director, officer or employee of the corporation has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in Section 7.01 of this Article, or in the defense of any claim, issue or matter therein, the corporation shall indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Any other indemnification under Section 7.01 of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, officer or employee is permissible in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the board of directors by a majority vote of a quorum consisting of directors who were not at the time parties to such action, suit or proceeding; or (b) if a quorum cannot be obtained under subdivision (a), by a majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to such action, suit or proceeding; or (c) by special legal counsel: (i) selected by the board of directors or its committee in the manner prescribed in subdivision (a) or (b), or (ii) if a quorum of the board of directors cannot be obtained under subdivision (a) and a committee cannot be designated under subdivision (b), selected by a majority vote of the full board of directors (in which selection directors who are parties may participate); or (d) by stockholders, but shares owned by or voted under the control of directors who are at the time parties to such action, suit or proceeding may not be voted on the determination.

Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subsection (c) to select counsel.

Section 7.03. Definition of Good Faith. For purposes of any determination under Section 7.01 of this Article, a person shall be deemed to have acted in good faith and to have otherwise met the applicable standard of conduct set forth in Section 7.01 if his action is based on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by (a) one or more officers or employees of the corporation or other enterprise whom he reasonably believes to be reliable and competent in the matters presented; (b) legal counsel, public accountants, appraisers or other persons as to matters he reasonably believes are within the person’s professional or expert competence; or (c) a committee of the board of directors of the corporation or another enterprise of which the person is not a member if he reasonably believes the committee merits confidence. The term “another enterprise” as used in this Section 7.03 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent. The provisions of this Section 7.03 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standards of conduct set forth in Section 7.01 of this Article.

Section 7.04. Advancement of Expenses. Expenses incurred in connection with any civil or criminal action, suit or proceeding may be paid for or reimbursed by the corporation in advance of the final disposition of such action, suit or proceeding, as authorized in the specific case in the same manner described in Section 7.02 of this Article, upon receipt of a written affirmation of the director, officer or employee’s good faith belief that he has met the standard of conduct described in Section 7.01 of this Article and upon receipt of a written undertaking on behalf of the director, officer or employee to repay such amount if it shall ultimately be determined that he did not meet the standard of conduct set forth in this Article, and a determination is made that the facts then known to those making the determination would not preclude indemnification under this Article.

Section 7.05. Non-Exclusivity. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under these Articles of Incorporation, the corporation’s Bylaws, any resolution of the board of directors or stockholders, any other authorization, whenever adopted, after notice, by a majority vote of all voting stock then outstanding, or any contract, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee, and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 7.06. Vestment of Rights. The right of any individual to indemnification under this Article shall vest at the time of occurrence or performance of any event, act or omission giving rise to any action, suit or proceeding of the nature referred to in Section 7.01 of this Article and, once vested, shall not later be impaired as a result of any amendment, repeal, alteration or other modification of any or all of these provisions. Notwithstanding the foregoing, the indemnification afforded under this Article shall be applicable to all alleged prior acts or omissions of any individual seeking indemnification hereunder, regardless of the fact that such alleged acts or omissions may have occurred prior to the adoption of this Article. To the extent such prior acts or omissions cannot be deemed to be covered by this Article, the right of any individual to indemnification shall be governed by the indemnification provisions in effect at the time of such prior acts or omissions.

Section 7.07. Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against or incurred by the individual in that capacity or arising from the individual’s status as a director, officer, employee or agent, whether or not the corporation would have power to indemnify the individual against the same liability under this Article.

Section 7.08. Other Definitions.

For purposes of this Article, serving an employee benefit plan at the request of the corporation shall include any service as a director, officer or employee of the corporation which imposes duties on, or involves services by such director, officer or employee with respect to an employee benefit plan, its participants, or beneficiaries. A person who acted in good faith and in a manner he reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the corporation” referred to in this Article.

For purposes of this Article, “party” includes any individual who is or was a plaintiff, defendant or respondent in any action, suit or proceeding.

For purposes of this Article, “official capacity,” when used with respect to a director, shall mean the office of director of the corporation; and when used with respect to an individual other than a director, shall mean the office in the corporation held by the officer or the employment or agency relationship undertaking by the employee or agent on behalf of the corporation. “Official capacity” does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not, except as set forth in Section 1 of this Article.

Section 7.09. Business Expenses. Any payments made to any indemnified party under this Article under any other right of indemnification shall be deemed to be an ordinary and necessary business expense of the corporation, and payment thereof shall not subject any person responsible for the payment, or the board of directors, to any action for corporate waste or to any similar action.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

  (b)All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

  (c)The opinion of Renninger & Associates, LLC is included as Annex B to the proxy statement/prospectus.

  ITEM 22. UNDERTAKINGS.

(a)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

(b)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Indiana in the City of Evansville, on this 20th day of July, 2006.

FIRST BANCORP OF INDIANA, INC.

By:	/s/ Michael H. Head
Michael H. Head President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of First Bancorp of Indiana, Inc. (the “Corporation”), do hereby severally constitute and appoint Michael H. Head and George J. Smith true and lawful attorneys and agents to do any and all things and acts in our names in the capacities indicated below and to execute any and all instruments for us and in our names in the capacities indicated below which Michael H. Head and George J. Smith may deem necessary or advisable to enable the Corporation to comply with the Securities Act of 1933 in connection with the Registration Statement on Form S-4 relating to the offering of the Corporation’s common stock, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the Registration Statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that Michael H. Head and George J. Smith shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

/s/ Michael H. Head	July 20	, 2006
Michael H. Head President and Chief Executive Officer (Principal Executive Officer)

/s/ George J. Smith	July 20	, 2006
George J. Smith Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Harold Duncan	July 20	, 2006
Harold Duncan Director

/s/ Timothy K. Flesch	July 20	, 2006
Timothy K. Flesch Director

/s/ David E. Gunn	July 20	, 2006
David E. Gunn Director

/s/ Daniel L. Schenk	July 20	, 2006
Daniel L. Schenk Director

/s/ E. Harvey Seaman, III	July 20	, 2006
E. Harvey Seaman, III Director

/s/ Jerome A. Ziemer	July 20	, 2006
Jerome A. Ziemer Director

EXHIBIT LIST

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBIT

2.1
Agreement and Plan of Merger, dated as of April 25, 2006, by and among the Registrant, First Bancorp and Home Building Bancorp, Inc. is included as Annex A to the proxy statement/prospectus included in this registration statement. Certain exhibits have been omitted from the Agreement as filed with the SEC. The omitted information is considered immaterial from an investor’s perspective. The Registrant will furnish to the SEC supplementally a copy of any omitted exhibit upon request from the SEC.

3.1
Articles of Incorporation of First Bancorp of Indiana (Incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-1 initially filed on December 11, 1998, Registration No. 333-68793.)

3.2	Amended Bylaws First Bancorp of Indiana, Inc. (Incorporated herein by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the year ended June 30, 1999.)

4.1
Form of Stock Certificate of First Bancorp of Indiana, Inc. (Incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-1 initially filed on December 11, 1998, Registration No. 333-68793.)

4.2	Terms of common shares of the Registrant found in the Articles of Incorporation for the Registrant are incorporated by reference to Exhibit 3.1.

5.1	Opinion of Muldoon Murphy & Aguggia LLP regarding the legality of the securities being registered*

8.1	Opinion of Muldoon Murphy & Aguggia LLP as to tax matters*

8.2	Opinion of Krieg DeVault LLP as to tax matters*

10.1	+First Federal Savings Bank Employee Stock Ownership Plan Trust Agreement (Incorporated herein by reference to Exhibit 10.1 to the Annual Report on Form 10-K for the year ended June 30, 1999.)

10.2
+Employment Agreement between First Bancorp of Indiana, Inc., First Federal Savings Bank and Michael H. Head (Incorporated herein by reference to Exhibit 10.3 to the Annual Report on Form 10-K for the year ended June 30, 1999.)

10.3
+First Federal Savings Bank Employee Severance Compensation Plan, as amended and restated (Incorporated herein by reference to Exhibit 10.4 to the Annual Report on Form 10-KSB for the year ended June 30, 2004.)

10.4
+First Federal Savings Bank Director Deferred Compensation Plan (Incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form S-1 initially filed on December 11, 1998, Registration No. 333-68793.)

10.5	+First Bancorp of Indiana, Inc. 1999 Stock-Based Incentive Plan, as amended (Incorporated herein by reference to Exhibit 10.6 to the Annual Report on Form 10-KSB for the year ended June 30, 2004.)

10.6	+First Federal Savings Bank Second Executive Retirement Income Master Agreement (Incorporated herein by reference to Exhibit 10.7 to the Annual Report on Form 10-KSB for the year ended June 30, 2002.)

21.1	List of Subsidiaries (Incorporated herein by reference to Exhibit 21 to the Annual Report on Form 10-KSB for the year ended June 30, 2005.)

23.1	Consent of Muldoon Murphy & Aguggia LLP*

23.2	Consent of Krieg DeVault LLP*

23.3	Consent of BKD LLP

23.4	Consent of Crowe Chizek and Company LLC

24.1	Power of Attorney (included in the signature page)

99.1	Consent of Renninger & Associates, LLC

99.2	Consent of Gregory L. Haag

99.3	Form of proxy of Home Building Bancorp, Inc.*

99.4	Form of Election Form and Letter of Transmittal*

*To be filed by amendment
+Management contract or compensatory plan, contract or arrangement.